Form 20-F
period 2023-09-30
Alpha Technology Group Ltd
filed 2024-01-31
CIK 1967621

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from   to

Commission file number: 001-41847

Alpha Technology Group Ltd

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Unit B, 12/F, 52 Hung To Road

Kwun Tong, Kowloon, Hong Kong

(Address of principal executive offices)

Mr. Anthony Tsang

Telephone: + 852 6028 9378

Email: anthony8668@gmail.com

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.0001 per share	ATGL	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 13,250,000 Ordinary Shares, par value $0.0001 per share, as of September 30, 2023.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

*	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“Alpha,” “our Company” and the “Company” are to Alpha Technology Group Limited, the holding company of our businesses;

●	“AI” are to artificial intelligence;

●	“BVI” are to the British Virgin Islands;

●	“CAGR” are to the compounded annual growth rate, representing the year-on-year growth rate over a specific period of time;

●	“China” or the “PRC” are to the People’s Republic of China;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“F&S Report” are to the industry report on the overview of the industry in which our Company operates, which details are included in the registration statement on Form F-1(File Number 333-273289);

●	“Hong Kong dollar(s)” or “HK$” are to the legal currency of Hong Kong;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this annual report only;

●	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;

●	“Memorandum and Articles of Association” are to the amended and restated memorandum and articles of association of Alpha adopted on August 28, 2023 with effect from August 30, 2023;

●	“NSL” are to Neural Sense Limited, one of Alpha’s operating subsidiaries in Hong Kong;

●	“Operating Subsidiaries” are to Techlution and NSL;

●	“Ordinary Shares” are to the shares of Alpha Technology Group Limited, par value US$0.0001 per share;

●	“Predecessor” are to NSL and Techlution;

●	“PRC” and “Mainland China” are to the People’s Republic of China;

●	“PRC government” are to the government and governmental authorities of Mainland China, for the purpose of this annual report only;

●	“SEC” are to the U.S. Securities and Exchange Commission;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“Successor” are to Alpha and the Operating Subsidiaries;

●	“Techlution” are to Techlution Service Limited, one of Alpha’s operating subsidiaries in Hong Kong;

●	“US$” or “U.S. dollar(s)” are to the legal currency of the United States;

●	“U.S.” refers to the United States of America; and

●	“we,” “us,” “our,” and the “Group” are to Alpha Technology Group Limited, the BVI holding company that will issue the Ordinary Shares being offered, and/or its subsidiaries, as the context requires.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended September 30, 2023, 2022, and 2021. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of Hong Kong dollars to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

ii

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview,” and “Item 5. Operating and Financial Review and Prospects.” These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance, or achievements to be materially different from those expressed or implied by the forward-looking statements.

The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, similar expressions or other comparable terminology intended to identify statements about the future. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy, and financial needs. These forward-looking statements include statements relating to:

●	our goals and growth strategies

●	our future business development, financial condition and results of operation;

●	our expectations regarding demand for and market acceptance of our services;

●	our expectations regarding our relationships with our investors and borrowers;

●	competition in our industry;

●	relevant government policies, laws and regulations relating to our industry;

●	continued market acceptance of our services and products;

●	protection of our intellectual property rights;

●	changes in the laws that affect our operations;

●	fluctuations in operating results;

●	inflation and fluctuations in foreign currency exchange rates;

●	dependence on our senior management and key employees;

●	our ability to continue to develop new technologies and/or upgrade our existing technologies;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

●	capabilities of our business operations;

●	changes in general economic, business and industry conditions;

●	future developments of the COVID-19 pandemic; and

●	other risks and uncertainties indicated in this annual report, including those set forth in “Item 3. Key Information—D. Risk Factors.”

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview,” “Item 5. Operating and Financial Review and Prospects,” and other sections in this annual report. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This annual report contains translations of certain Hong Kong dollar amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	September 30,
US$ Exchange Rate	2023	2022	2021
At the end of the year – HK$	HK$7.8308 to $1.00	HK$7.8498 to $1.00	HK$7.7850 to $1.00
Average rate for the year - HK$	HK$7.8308 to $1.00	HK$7.8498 to $1.00	HK$7.7850 to $1.00

iii

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors.

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may materially and adversely affect our business, financial condition, results of operations, cash flows and prospects that you should consider before making a decision to invest in our Ordinary Shares. These risks include, but are not limited to, the following:

Risks related to our business and industry

●	We have a limited operating history. It will be difficult for you to evaluate our current business performance and future prospects and may increase the risks associated with your investment.

●	If our IT solutions contain serious errors, defects, security vulnerabilities or bugs, our business, financial condition and results of operations could be adversely affected.

●

If our Operating Subsidiaries’ customers are unable to execute the user acceptance test or are not satisfied with the results therein, our business, financial condition, and results of operations could be adversely affected.

●	We have incurred net losses and net liabilities in the past and may not be able to achieve or maintain profitability and net assets in the future. If we fail to obtain the capital necessary to fund our operations and to grow our business, our business performance, financial condition and our ability to continue as a going concern will be adversely affected.

●	We are subject to customer credit risk in collecting accounts receivable.

●	We may not enter into services agreements with customers, and we are thereby vulnerable to risks, in relation to potential contractual disputes which may have a material adverse effect on our business, financial condition and results of operation.

●	If we fail to expand the features and capabilities of our solutions or effectively respond to the rapidly evolving IT solutions market and OCR service market in Hong Kong, our business, financial condition, results of operations and growth prospects would be materially and adversely affected.

●	Our provision of NFT-related services may be subject to a highly evolving regulatory landscape and any changes to laws or regulations could adversely affect our prospects or operations in this respect.

●	Our NFT-related business may subject us to applicable securities laws as the NFT market may evolve and our NFT-related business may expand in the future.

●	Failure to attract new customers and/or retain existing customers would adversely affect our business, financial condition and results of operations.

●	The market in which we participate is highly competitive, and if we do not compete effectively, our operating results could be adversely affected.

●	We face risks associated with concentration of revenue from our major customers, as we rely on a limited number of major customers. This dependency on a limited number of customers may have a material adverse effect on our financial condition and results of operations.

●	We are exposed to risks related to concentration of suppliers as we rely on few major suppliers, and it may have a material adverse effect on our business and results of operations.

●	We rely on external service providers for certain technical services, and any shortage of, or delay in, the supply of such services may significantly impact our business and results of operations.

●	Our business relies on the cloud infrastructure operated by a third-party international cloud operator and other service providers for our business operations, and any disruption of or interference with our use of such services would adversely affect our business, results of operations and financial condition.

●	Our business is subject to system and data security risks, and our existing security measures may be inadequate to address these risks, making our systems susceptible to compromise, which could materially adversely affect our business, results of operations, financial condition and prospects.

●	Development and incorporation of our AI technologies to our IT solutions for improving the automation and precision of our AI-OCR services may not be successful.

●	Future investments or acquisitions may not be successful.

●	Our project completion cycle can be unpredictable and longer than expected, and may lead to increased time and expense that could affect our operating results.

●	Our financial performance may vary from period to period due to seasonality.

●	Our growth is reliant on our sales and marketing strategies. Failure on effective marketing may harm our ability to increase our customer base and spending on ineffective marketing may adversely affect our financial results.

●	If we are unable to develop, maintain, and enhance our brand and reputation in a cost-effective manner, our growth strategies may be hindered and our business may be adversely affected.

●	If we are unable to effectively recruit, retain and train qualified software developers, our growth strategies may be hindered and our business may be adversely affected.

●	Digital ecosystems, including offerings of digital assets, are evolving and uncertain. Our NFT-related business is subject to unknown risks that may materially adversely affect our development.

●	Natural disasters and other catastrophic or force majeure events could materially and adversely affect our business.

●	We rely on our CEO and our key management and professional staff. The loss of key team members could affect our operations and our business may be severely disrupted.

●	We may be affected by the currency peg system in Hong Kong.

●	Should we receive profits from foreign operations and/or proceeds from our securities offering, fluctuations in currency exchange rate could have a material adverse effect on our results of operations.

●	Cybersecurity incidents, security breaches, human error and misconduct, and failure to protect confidential information may harm our reputation and affect our business.

●	Violation, infringement or any failure to protect our intellectual property rights could harm our business and competitive position.

●	We may be subject to intellectual property disputes, which may result in significant legal cost and may disrupt our business and operations.

●	We currently have not registered all trademarks in relation to our trading names, products and services and we therefore have to rely on common law trademark protection until we register our trademark.

●	If the domain names licensed to us are not properly maintained or the domain names underlying such licenses are not enforced, our competitive position and business prospects will be harmed.

●	We may not be adequately insured against losses and liabilities arising from our operations.

●	Any unexpected and prolonged disruption to the access of our business premises may adversely affect our business.

Risks relating to economic conditions

●	A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

●	A sustained outbreak of epidemics, such as the COVID-19 pandemic, and the measures taken in response thereto could have a material adverse impact on our business, operating results and financial condition.

●	The current trade tension between the U.S. and the PRC may potentially have a negative impact on our business, financial condition and results of operations.

Risks related to our corporate structure

●	We rely on dividends and other distributions on equity paid by our Operating Subsidiaries in Hong Kong to fund any cash and financing requirements we may have and any limitation on the ability of our subsidiaries to make payments to us outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiaries by the PRC government to transfer cash in the future could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.

●	Our business, financial condition and results of operations, and/or the value of our Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected if the PRC government intervenes or influences our business operations at any time or may exert control over offerings conducted overseas and foreign investment in PRC based issuers, such as approval or other administration requirements of the China Securities Regulatory Commission (“CSRC”), or other PRC governmental authorities in connection with our securities offering under any new laws, rules or regulations in the PRC to be enacted, which may become applicable to Hong Kong, and if required, we cannot assure you that we will be able to obtain such approval.

●	We are an “emerging growth company” and any decision to comply with certain reduced disclosure requirements applicable to emerging growth companies could make our securities less attractive to investors.

●	As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Ordinary Shares less attractive to investors but nevertheless, we will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

●	We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

●	You may have more difficulty in protecting your interests than you would as a shareholder of a U.S. corporation.

●	The laws of BVI provide limited protections for minority shareholders, so minority shareholders will not have the same options as to recourse in comparison to the U.S. if the shareholders are dissatisfied with the conduct of our affairs.

●	As a company incorporated in the BVI, we are permitted to adopt certain BVI’s practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market listing standards.

Risks related to doing business in the jurisdictions in which our Operating Subsidiaries operate

●	Though our operations are based in Hong Kong, owing to the long arm application of the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Ordinary Shares.

●	If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

●	The Hong Kong legal system embodies uncertainties which could limit the legal protections available to the Operating Subsidiaries.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within the territory of the PRC, including Hong Kong.

●	You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this annual report based on Hong Kong laws.

●	The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries.

●	The enforcement of laws and rules and regulations in PRC can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, it could result in a material change in our Operating Subsidiaries’ operations and/or the value of the securities we are registering for sale.

●	There are some political risks associated with conducting business in Hong Kong.

●	We may be subject to the PRC government’s control of foreign currency conversion, and it may limit our foreign exchange transactions, including dividend payments on our Shares in the future.

●	A downturn in the economic, political or social conditions in Hong Kong, Mainland China and other countries or changes to government policies of Hong Kong and Mainland China could materially and adversely affect our business and financial condition.

Risks related to our Ordinary Shares

●	The joint statement by the SEC and PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act (“HFCA”) Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering. In the event it is determined that the PCAOB is unable to inspect or investigate completely our Company’s auditor, then such lack of inspection could cause trading in our Ordinary Shares to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our securities.

●	If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

●	Our controlling shareholders have substantial influence over and our interests may not be aligned with the interests of our other shareholders.

●	The market price for our Ordinary Shares may be volatile, which could result in substantial losses to you.

●	Volatility in our Ordinary Shares price may subject us to securities litigation.

●	Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

●	The sale or availability for sale of substantial amounts of our Ordinary Shares in the public market could adversely affect the market price of our Ordinary Shares.

●	Because the amount, timing, and whether or not we distribute dividends at all are entirely at the discretion of our board of directors, you must rely on price appreciation of our Ordinary Shares for a return on your investment.

●	As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and will follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.

●	If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

●	If we cannot satisfy, or continue to satisfy, the listing requirements and other rules of Nasdaq Capital Market, although we are exempt from certain corporate governance standards applicable to U.S. issuers as a Foreign Private Issuer, our Ordinary Shares may not be listed or may be delisted, which could negatively impact the price of our Ordinary Shares and your ability to sell them.

●	Because our business is conducted in Hong Kong dollars and the price of our Ordinary Shares is quoted in U.S. dollars, changes in currency conversion rates may affect the value of your investments.

●	We have broad discretion in the use of the net proceeds from our securities offering and we may use these proceeds in ways with which you may not agree.

●	We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

●	You may face potential shareholder dilution from future equity incentive plans and share issuances.

●	We have a large number of authorized but unissued shares, which could negatively impact a potential investor if they purchase our Ordinary Shares.

●	Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

●	We may be subject to material litigation, including individual and class action lawsuits, as well as investigations and enforcement actions by regulators and governmental authorities.

Risks related to our business and industry

We have a limited operating history. It will be difficult for you to evaluate our current business performance and future prospects and may increase the risks associated with your investment.

We have a limited operating history for an investor to evaluate our business performance, operating results and prospects. Our Operating Subsidiaries, Techlution and NSL, began operations in 2017 and 2019, respectively. Our limited historical financial data may not serve as an adequate basis for accurate prediction of our ability to operate in a rapidly evolving market and achieve our expansion plans. We plan to apply approximately 70% of the proceeds from our initial public offering for increasing operating scale and expanding business in overseas markets including Southeast Asia countries by way of mergers and acquisitions and the recruitment of a new team. As of the date of this annual report, we have not identified any target companies, and therefore no definitive sale and purchase agreement has been entered into, for potential merger and acquisition. Our limited operating history may make it difficult for you to evaluate the risks and uncertainties associated with our operations. As a company with a limited operating history, our ability to forecast our future results or operations is limited and is subject to a number of risks and uncertainties, including our ability to plan for our future growth. You should consider our prospects and future profitability in light of the risks, uncertainties, and difficulties encountered by any new company. Such risks and uncertainties may affect our ability to develop and maintain our range of services for our customers and business partners and to compete with our competitors.

Our revenue increased by HK$365,802 (approximately US$46,600) or 9.02%, from HK$4,055,406 for the year ended September 30, 2021 to HK$4,421,208 (approximately US$563,226) for the year ended September 30, 2022, and further increased by HK$4,268,541 (approximately US$546,463) or 96.55% to HK$8,689,749 (US$1,109,689) for the year ended September 30, 2023. However, our historical results of operations and financial performance may not be indicative of our future performance. We cannot assure you that we can maintain the same revenue growth rate in the future, and neither can we guarantee that our business expansion will be as successful as expected or that we can achieve profitability in the future.

Owing to our limited operating history, our business model has not been fully proven. If our assumptions about the risks and uncertainties that underlie our business planning are incorrect or changed as a result of market fluctuations, our operation and financial results could differ materially from our expectations and our business performance could be affected. We cannot assure you that we have fully addressed the risks and uncertainties that we may face in the future, and if we fail to do so, our business, financial condition, and results of operations could be adversely affected.

If our IT solutions contain serious errors, defects, security vulnerabilities or bugs, our business, financial condition and results of operations could be adversely affected.

Our reputation and capability to attract and retain customers, to a large extent, depend on the reliability of our IT solutions and applications. Our customers have high expectations towards the quality and performance of our solutions in relation to the content, features, services, sensibility, etc., thereof. Though we constantly perform tests on our IT solutions, we may not be able to completely eliminate the possibility of errors, defects, security vulnerabilities, or bugs resulting from internal and/or third-party mistakes that are difficult to detect and correct, such as connectivity failure, natural disasters, and cyber-attacks that are beyond our control. Our IT solutions may not be perfectly and adequately designed and we may not be able to eliminate the risk of poor performance. There may be defects in the functionality of our IT solutions and applications, and any errors, failure or bugs may result in:

●	early termination of our contracts with customers;

●	loss of recurring customers;

●	negative influence on our reputation;

●	weakening of our competitive position;

●	claims by customers for their sustained losses;

●	impairment of our ability to attract new customers; and

●	increased operation costs such as research and development expenses.

If our Operating Subsidiaries’ customers are unable to execute the user acceptance test or are not satisfied with the results therein, our business, financial condition and results of operations could be adversely affected.

Once our Operating Subsidiaries’ customers have accepted the results of the user acceptance tests, their service is deemed to be completed and the invoice for final payment is then issued to their customers. During the execution of the user acceptance test, Operating Subsidiaries’ customers will test our project deliverables to determine whether the project deliverables can handle the required tasks and execute functions in accordance with the specifications. Our Operating Subsidiaries normally run our project deliverables through user acceptance tests or a software auditing program before presenting the same to their customers. Nonetheless, there is no assurance that all the bugs, errors or flaws in our Operating Subsidiaries’ solutions, if any, have been detected and corrected. Should our Operating Subsidiaries’ customers find their solutions unsatisfactory, our Operating Subsidiaries may have to amend their project deliverables and the user acceptance test may need to be performed multiple times until the project deliverables are acceptable to our customers. During the years ended September 30, 2021, 2022 and 2023, our Operating Subsidiaries have recorded an average number of 4.6, 2.4 and 3.0 user acceptance tests performed per project, respectively. During the same period, the total number of user acceptance tests performed was 32, 29 and 30, respectively, and the total number of failed user acceptance tests performed was 25, 17 and 20, respectively, resulted in failures. The failure rate of user acceptance tests performed by customers during the aforementioned years was 78%, 59% and 67%, respectively. Despite some failures, all project deliverables eventually passed the test with a 100% success rate after multiple attempts. If our Operating Subsidiaries are unable to resolve all problems that arise from the project deliverables or if our customers are unable to execute a user acceptance test due to customers’ internal difficulties, the occurrence of natural disasters and other catastrophic or force majeure events, such as health epidemics, cyberattack, power loss, telecommunications failure, political unrest, terrorist attacks, war, riots, and other geopolitical unrest, the completion of our Operating Subsidiaries’ project may be postponed indefinitely. Our Operating Subsidiaries may, as a result, not be able to receive the final payment and their project efforts may be in vain. Any interruptions, delays, or failures resulting from our Operating Subsidiaries’ inadequacies, unperceived events or actions beyond their control could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We have incurred net losses and net liabilities in the past and may not be able to achieve or maintain profitability and net assets in the future. If we fail to obtain the capital necessary to fund our operations and to grow our business, our business performance, financial condition and our ability to continue as a going concern will be adversely affected.

We had net losses of HK$981,035, HK$2,663,554 (approximately US$339,315) and HK$6,987,360 (approximately US$892,292) for the years ended September 30, 2021, 2022 and 2023, respectively. For the years ended September 30, 2021, 2022 and 2023, our total staff costs (including those recognized in cost of revenue and selling, general and administrative expenses) and director’s remuneration of our Operating Subsidiaries and our Company accounted for 46.51%, 33.96% and 49.38% of our total cost of revenue and other recurring operating costs (i.e. our selling, general and administrative expenses) for the same years, respectively. For the three years ended September 30, 2021, 2022 and 2023, our management fee and consultancy fee accounted for 39.57%, 47.74% and 25.54% of our total cost of revenue and other recurring operating expenses (i.e. our selling, general and administrative expenses) for the same year, respectively. For more details on these fluctuations, please refer to “Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS—A. Operating Results.”

We expect that our selling, general and administrative expenses will continue to increase as we have hired additional local employees, and our expenses in the development and expansion of our services may be more costly than we expect. Our revenue may not increase sufficiently to offset these expenses and may not generate optimal short-term financial results. As such, we may incur further operating losses in the short term and we cannot assure you that we will eventually achieve the intended long-term benefits or profitability. These factors, among others set out in this “Risk Factors” section, may negatively affect our ability to achieve profitability in the near term, if at all.

Our net liabilities increased from HK$1,560,035 as of September 30, 2021, to HK$4,223,589 (approximately US$538,052) as of September 30, 2022. We saw a shift from a shareholder deficit in 2022 to a net asset position in 2023 after a capital injection. On January 26, 2023, our shareholders conducted a capital injection on a pro-rata basis in the aggregate amount of HK$10,000,000 (approximately US$1,273,918) to fund our working capitals. The entire subscription amount was duly received by our Company on January 26, 2023. Our cash as of September 30, 2023 were HK$3,629,347 (approximately US$463,471). We believe our cash and receipts from our operations will be sufficient to fund our operating expenses and capital requirements at least for the next twelve months. However, the actual amount of funds that we will need and the timing of any future capital injunctions will be determined by many factors, some of which are beyond our control.

We may need to raise additional funds in the future to support our business expansion and continued development and research. We may need to sell equity or debt securities to raise additional funds; however, this may be difficult for us. The sale of additional securities will also likely dilute our existing shareholders. Additional financing may not be available in amounts or on terms satisfactory to us or at all. We may be unable to raise additional funds due to various factors, including our financial condition and the general condition of the financial markets. If we fail to raise additional funds, our expansion plans may be delayed or terminated whereby our business may not grow at the rate we expect and as a result, investors’ perceptions of our business and our prospects may be adversely affected.

Additionally, the financial statements in this annual report have been prepared on a going concern basis. We may not be able to generate profitable operations in the future and/or obtain the necessary financing to meet our obligations and pay liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with any certainty at this time. These factors raise substantial doubt that we will be able to continue as a going concern. We plan to continue to provide for our capital needs through sales of our securities and/or related party advances. Our financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should we be unable to continue as a going concern.

We are subject to customer credit risk in collecting accounts receivable.

We generate net accounts receivable from our IT solution services. We generally issue an invoice to our customers of our IT solution services after achieving a milestone specified under our mandate or completing the transaction. As of September 30, 2021, 2022 and 2023, our net accounts receivable balance was HK$387,000, HK$4,500 (approximately US$573), and HK$247,655 (approximately US$31,626), respectively. For the years ended September 30, 2021, 2022 and 2023, bad debt provision was nil, HK$313,362 (approximately US$39,920) and nil, respectively. The bad debt provision for the year ended September 30, 2022 arose from a customer in 2022. As the credit risk for this specific customer increased, we considered that such receivables will not be settled and made the bad debt provision accordingly. Of this amount, HK$100,000 (approximately US$12,674) has been received in April 2023. As of the date of this annual report, among the outstanding balance of accounts receivable as of September 30, 2023, HK$216,420 (approximately US$27,637) out of HK$247,655 (approximately US$31,626) was settled. In view of the payment history of this customer and the ongoing business relationship between our Company and this customer, our management believes that it is highly probable that the remaining balance will be recovered, and therefore no bad debt provision was made for the year ended September 30, 2023. Nonetheless, there is no assurance that such remaining unsettled accounts receivables will be fully recovered. Accordingly, we still face credit risk in collecting the accounts receivable due from customers. Our liquidity and profitability will be adversely affected if significant amounts due from us are not settled on time or at all. The bankruptcy or deterioration of the credit condition of any major customers could also materially and adversely affect our business, financial condition and results of operations.

We may not enter into services agreements with customers, and we are thereby vulnerable to risks, in relation to potential contractual disputes which may have a material adverse effect on our business, financial condition and results of operation.

At times, our customers may require services that can be completed in a short time-frame or charged on a monthly basis. Such services generally generate a relatively low service income and involve minimal labor forces and costs of service. Due to the time and cost involved in preparing and negotiating services agreements for these types of services, we may not always enter into written services agreements with customers for the provision of these services.

We maintain communication records and invoices as contractual evidence. Nevertheless, the absence of written services agreements may lead to disputes over agreed terms such as scope of work, completion time, payment terms, etc. If a conflict arises, we may encounter difficulties in enforcing oral agreements entered into between us and our customers. Any dispute or commencement of legal proceedings over the agreed terms would divert our resources and efforts from our business operations, which may adversely affect our financial condition and results of operations. We cannot assure you that we will be able to collect the entirety of the payment from the customer even if we succeeded in such claims or reached any settlements.

If we fail to expand the features and capabilities of our solutions or effectively respond to the rapidly evolving IT solutions market and OCR service market in Hong Kong, our business, financial condition, results of operations and growth prospects would be materially and adversely affected.

The growth of our business is mainly dependent on our ability to adjust, enhance and integrate our IT solutions with a variety of software platforms, hardware, network, data room, cloud and other technologies. We need to continuously modify and enhance our services to adapt to changes and innovation in these technologies. Inability to modify our solutions or services to adapt to changes will hinder our ability to deliver services to our customers.

As a cloud-based IT solution service provider, we expand our business by expanding the features and capabilities of our IT solutions that leverage cutting-edge technologies, such as AI, big data and cloud with a view to help our customers achieve digitalization of their operations. We also face the challenge of the rapidly evolving technologies, changing industry standards, continued launch of new services by other market players and increasingly diversified customer needs and preferences.

However, the process of research and development is complex and may require significant time and spending. We are unable to provide an accurate projection on the financial impact that new technologies may bring. If we invest in research and development that does not achieve significant commercial success, we may not be able to recover both our initial development cost and opportunity cost (i.e. reallocation of human and financial resources which could have brought other sources of income and opportunities). The failure to efficiently develop cloud-based solutions that are satisfactory to customers’ needs may result in financial loss and may further lead to a loss of potential and existing customers.

Our financial performance may deteriorate for reasons, some of which are beyond our control, such as increase in market players, reduction in market size, shift in customer preference and change in government policy or local economic condition etc. Certain sectors of our business, i.e. provision of NFT-related services, are relatively new and may not grow as quickly in the foreseeable future.

We believe our revenue growth depends on a number of factors, including, but not limited to, our ability to:

●	expand our customer base, attract new customers and retain existing customers;

●	achieve widespread acceptance and use of our IT solutions to address evolving needs of our customers;

●	provide effective and timely customer support;

●	adapt and respond to rapidly evolving technologies, changing industry standard and new services launched by other market players;

●	enhance our technology infrastructure and maintain the security and reliability of our IT solutions and ensure privacy of the data we obtained through and utilized across our IT solutions;

●	price our IT solutions effectively;

●	comply with existing and new applicable laws and regulations and respond to changes in the regulatory regime and environment;

●	maintain and enhance our relationship with major stakeholders such as our cloud-service providers and other suppliers;

●	improve our operational efficiency;

●	capitalize growth opportunities;

●	attract, retain and motivate talented employees to support our business growth;

●	expand our business to other overseas markets, such as the Southeast Asian market;

●	timely respond to damage to third-party cloud infrastructure, related equipment and surrounding properties caused by earthquakes, hurricanes, tornadoes, floods, fires and other natural disasters, explosions and acts of terrorism; and

●	compete with other market players and new market entrants, some of which may have substantially greater resources than us.

If we are unable to effectively address these risks, our prospects, business, financial condition and results of operations could be materially and adversely affected.

Our provision of NFT-related services may be subject to a highly evolving regulatory landscape and any changes to laws or regulations could adversely affect our prospects or operations in this respect.

We started providing NFT-related services to our customers since 2022. As of the date of this annual report, we have not provided any other NFT-related ancillary services aside from creating NFT artwork, NFT marketplace and developing NFT-related games for our customers. Additionally, we do not own nor have we traded any NFT deliverables of our projects, developed or owned any blockchain technologies or have any plans on providing other NFT-related ancillary services in the future. Notwithstanding the foregoing, the changes in regulatory environment in this respect will affect our business and may limit the scope of work that we are allowed to perform for our customers. We may also be forced to alter our operation which may require a significant amount of time and cost for research and development.

The Financial Services and the Treasury Bureau of the Hong Kong government recently published the Policy Statement on Development of Virtual Assets in Hong Kong, which set out its policy stance and approach towards developing a vibrant sector and ecosystem for virtual assets (“VA”) in Hong Kong. Regarding regulations, a new licensing regime for virtual asset service providers has come into effect on March 1, 2023 under amendments to the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong) (the “AMLO”). The legislative amendments aimed at implementing the Financial Action Task Force requirements whereby virtual asset service providers are subject to the same anti-money laundering and counter-terrorist financing obligations as financial institutions and are subject to the same statutory licensing or registration regime. Moreover, the Hong Kong government and the regulators are exploring a number of pilot projects to test the technological benefits brought by VA and their further applications in the financial markets. These projects include NFT issuance for Hong Kong Fintech Week 2022, Green bond tokenization, and e-HKD. Notwithstanding the recent implementation of a licensing regime for VA service providers, there is no indication whether or not NFT-related service providers are governed by such licensing regime. The relevant law and regulations related to VA service providers are evolving, and their interpretation and implementation involve significant uncertainties. To the extent any relevant laws and regulations in relation to NFT become applicable to our Operating Subsidiaries in Hong Kong, we may be subject to the risks and uncertainties with respect to the enforcement of laws. According to the F&S Report, though proponents of NFTs claim that NFTs provide a public certificate of authenticity or proof of ownership, the legal rights conveyed by an NFT can be uncertain. The ownership of an NFT has no inherent legal meaning, and does not necessarily grant copyright, intellectual property rights, or other legal rights over its associated digital file. An NFT does not restrict the sharing or copying of its associated digital file and does not prevent the creation of NFTs that reference identical files.

Given the highly evolving industry that we are in, if these legal and regulatory policies are brought to effect, these laws, rules and regulations are still subject to constant variations and may be modified and applied within a short period of time. If we fail to comply with these laws, rules and regulations, we could be subject to significant fines and other regulatory consequences, which would adversely affect our business. We may face adverse impacts to our ability to continue operating our business and to pursue our future strategies, which would have a material adverse effect on our business, prospects or operations.

Our NFT-related business may subject us to applicable securities laws as the NFT market may evolve and our NFT-related business may expand in the future.

We acknowledge the potential risks associated with operating an NFT marketplace, including the risk of engaging in or facilitating transactions in unregistered securities. However, as of the date of this annual report, we and our Operating Subsidiaries do not own any NFTs or operate any NFT marketplaces and do not plan to do so in the foreseeable future. Therefore, at this time, we have not deemed it necessary to develop policies and procedures to mitigate the risks associated with engaging in or facilitating transactions in unregistered securities.

However, we recognize that situations may change as the NFT market evolves, and our business may expand in the future. To ensure compliance with applicable securities laws and regulations, we will closely monitor the regulatory landscape and commit to timely establish policies and procedures to mitigate any risks associated with operating an NFT marketplace or offering NFTs when needed. In the event that any NFT or other digital asset our Operating Subsidiaries offer or sell in the future may be deemed a security, we will implement measures to register or seek exemption for it in compliance with applicable securities laws. We will also ensure that appropriate disclosures are made to investors so that they can make informed investment decisions, and we will take steps to ensure that such disclosures are complete and not materially misleading.

Failure to attract new customers and/or retain existing customers would adversely affect our business, financial condition and results of operations.

We do not sign long-term agreements with our customers and we are often not our customer’s exclusive cloud-based IT solution service providers. Our customers generally engage us for one-off set up of their desired projects or, depending on the nature of the projects, engage us for provision of maintenance services on a yearly basis. We believe that our ability to attract new customers or retain our existing customers on terms favorable to us is crucial for us to increase our revenue. As a strategy to reach out to more customers, we rely on our business relationships with and recommendations from our existing customers to which some of them are market leaders in their industries. However, we cannot assure you that our existing customers would recommend our services to their peers who may be their competitors. If this strategy turns out to be less effective than we expect, we may not be able to maintain our existing level of revenue or profitability. On the other hand, if our competitors introduce lower-cost and/or differentiated solutions or services that are perceived to compete favorably with ours, our ability to attract new customers and renew or upsell existing customers based on pricing, technology and functionality could be impaired. As a result, we may be unable to renew our agreements with existing customers, attract new customers or develop new business from existing customers, in particular, if we lose any of our key customers or if our customers reduce their purchase of our solutions, our business, financial condition, and results of operations would be adversely affected.

In addition, certain factors beyond our control may also adversely affect our ability to retain customers. For instance, any group restructuring or changes in economic conditions of our customers and/or factors affecting our customers’ industries such as market conditions, development in regulatory requirements and release of new government policies whereby our customers may as a result cancel or reduce their subscription for our IT solutions or services. As a result, our business, financial condition, and results of operations would be adversely affected.

The market in which we participate is highly competitive, and if we do not compete effectively, our operating results could be adversely affected.

The market for cloud-based IT solution service providers in Hong Kong is rapidly evolving and competitive. We face competition in various aspects of our business, including, among others, the comprehensiveness and adaptability of our IT solutions, ability to continuously innovate services and solutions, and expertise in developing industry specific solutions. In addition to other cloud-based customer IT solution service providers, we also compete with large technology companies that offer on-premise data system. Some of our competitors can devote significantly more resources than us in relation to the development, promotion and sales of their services and many have the ability to initiate or withstand substantial price competition. Some of our competitors may have longer operating history, established strong brand recognition, more established relationship with technology partners and customers, robust technological capabilities and significant financial resources which enable them to offer comparable technology solutions or own similar business scale to us at a lower price. Current or potential competitors of similar size of us may also be acquired by international or large-scale technology companies with significantly greater resources and therefore gain competitive advantages. In order to attract more customers, new entrants into the industry may offer competitive pricing that we cannot keep up with. Our competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their service offerings or resources and ability to compete. With the introduction of new technologies and entry of new market participants, we expect competition to continue to intensify in the future. There is no guarantee that we will be able to sustain our competitive advantage or to effectively implement our business strategies. If our competitors are successful in bringing their solutions or services to the market earlier than us, or if their solutions or services are less expensive or more technologically capable than ours coupled with pricing pressure and increased competition, our business, operation and financial performance could be adversely affected.

Furthermore, since there are essentially no geographical limits for technology related services, our potential customers are not limited to the option of engaging local companies like us. We therefore face competition from both global and local market players.

Intensifying competition may also result in certain developments in our industry, such as downward competitive pressure on the service fees we charge, expansion by existing competitors, adoption by our competitors of innovative technology solutions or comparatively effective branding efforts, any of which may have a material adverse impact on our financial condition, results of operations and growth prospects. Increased investments made and lower prices or innovative services offered by our competitors may require us to divert significant managerial, financial and human resources in order to remain competitive, and ultimately may place a greater pressure on us to maintain our market share and negatively impact the revenues growth and profitability of our business.

As we intend to expand our operation to overseas markets, we may face competition from a larger number of prestigious companies with greater brand recognition, better developed systems, wider market acceptance and larger existing customer base.

If we are not able to compete effectively, the number of our customers may decrease and our market share and profitability may be negatively affected, which could materially and adversely affect our business, financial condition, results of operations and prospects, as well as our reputation.

We face risks associated with concentration of revenue from our major customers, as we rely on a limited number of major customers in our business. This dependency on a limited number of customers may have a material adverse effect on our financial condition and results of operations.

We currently generate a substantial portion of our total revenue from contracts with a limited number of customers. For the year ended September 30, 2021, Customer A, Customer B and Customer C accounted for 26.94%, 23.79% and 21.04% of the Company’s total revenue, respectively. For the year ended September 30, 2022, Customer A, Customer C and Customer B accounted for 33.17%, 30.72% and 25.02% of the Company’s total revenue, respectively. For the year ended September 30, 2023, Customer B, Customer A and Customer D accounted for 35.01%, 32.50% and 16.23% of the Company’s total revenue, respectively. We cannot guarantee that the volume of revenue from these major customers will remain consistent in the future. If these customers discontinue their businesses or experience financial difficulty, terminate their business relationship with us, or if we are unable to negotiate favorable or comparable terms or maintain business relationships with these customers due to competition, regulatory changes, industry factors, or other reasons, it could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We are exposed to risks related to concentration of suppliers as we rely on few major suppliers, and it may have a material adverse effect on our business and results of operations.

We engage suppliers including cloud architects and service providers to provide the necessary support to our business operations. For the year ended September 30, 2021, two suppliers accounted for 38.50% and 17.09% of our total cost of revenue, respectively. For the year ended September 30, 2022, three suppliers accounted for 25.48%, 24.54% and 11.70% of our total cost of revenue, respectively. For the year ended September 30, 2023, two suppliers accounted for 19.64% and 12.71% of our total cost of revenue, respectively. We are thereby exposed to risks related to the concentration of suppliers.

Due to the concentration of suppliers, any interruption of the operations of our suppliers, any failure of our suppliers to accommodate our growing business scale, any termination or suspension of our supply arrangements, any change in cooperation terms, or the deterioration of cooperative relationships with these suppliers may materially and adversely affect our results of operations. We cannot assure you that we would be able to find replacement suppliers on commercially reasonable terms or on a timely basis.

For the years ended September 30, 2021, 2022 and 2023, Simplus IO Limited was our one of major suppliers, accounting for HK$1,000,392, HK$839,000 (approximately US$106,882), and HK$435,000 (approximately US$55,550), representing 38.50%, 25.48%, and 7.44% of our total cost of revenue, respectively. For the years ended September 30, 2022 and 2023, ProAlgories Limited was one of our major suppliers, accounting for HK$400,000 (approximately US$50,957), and HK$110,000 (approximately US$14,047), representing 11.70%, and 1.88% of our total cost of revenue, respectively. See “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—B. Related Party Transactions” for more information.

We rely on external service providers for certain technical services, and any shortage of, or delay in, the supply of such services may significantly impact our business and results of operations.

We engaged external service providers to carry out certain works which require specific technical skills and knowledge (such as user interface design, marketing, programming, source control management, software auditing and cryptography) to save cost, expand our service scope and increase our work capacity, two of which were also our related parties. For the years ended September 30, 2021, 2022 and 2023, we paid an aggregate of approximately HK$1,037,372, HK$1,477,728 (approximately US$188,250) and HK$1,143,535 (approximately US$146,030) to our service providers, respectively, representing approximately 39.93%, 43.22% and 19.57% of our total cost of revenue, respectively. According to the F&S Report, the time-frame for projects within the IT solution service industry may vary extensively depending on the size and scope of the project, and customers commonly request ad-hoc tasks; thus, it can be difficult for IT solution service providers to predict the demand of our services accurately. An IT solution project often involves a wide range of features and functions requiring different skill sets, and IT solution service providers often outsource part or all of their work to service providers to fill their skills gap.

In addition, services carried out by our service providers may not be delivered to our customers or to us on time or within budget, resulting in the late delivery of project deliverables to our customers and increased costs. Any failure or delay in completing a project caused by these external service providers could result in, among other things, increased costs and expenses, delay or reduction in payment from our customers to us, and/or potential contractual liabilities. Furthermore, our results of operations may suffer due to cost overruns to the extent that we cannot pass on the additional costs to our customers. In either case, our business, financial position and results of operations would be materially and adversely affected.

On the other hand, suitable service providers may not be readily available at reasonable costs when we require their services whereby our ability to provide satisfactory services could be adversely affected. Moreover, if a service provider fails to provide satisfactory services as required under a contract, we may need to source an alternative service provider to provide the relevant services at a higher replacement cost than anticipated. These scenarios may have material adverse impacts on our reputation, profitability and results of operations.

For the three years ended September 30, 2021, 2022 and 2023, and up to the date of this annual report, we had not experienced any material difficulties with our service providers.

Our business relies on the cloud infrastructure operated by a third-party international cloud operator and other service providers for our business operations, and any disruption of or interference with our use of such services would adversely affect our business, results of operations and financial condition.

Techlution relies on an international third-party cloud service provider (the “Cloud Service Provider”) to host its solutions. The Cloud Service Provider is a subsidiary of an American multinational technology company focusing on e-commerce, cloud computing, online advertising, digital streaming, and artificial intelligence. The Cloud Service Provider’s services are delivered to customers via a network of its server farms located throughout the world. Techlution has entered into a customer agreement with the Cloud Service Provider to subscribe for its cloud services where Techlution is provided with a third-party platform which protects it from potential security breaches and cybersecurity incidents.

We are, therefore, vulnerable to problems experienced by these service providers. We may experience malfunctions, interruptions, delays or outages with respect to our third-party cloud infrastructure in the future due to a variety of factors, including infrastructure changes, human, hardware or software errors, hosting disruptions and capacity constraints. Such issues could arise from a number of causes such as technical failures, natural disasters, fraud or security attacks. The level of services provided by these service providers, or regular or prolonged interruptions in that service, could also affect the use of our IT solutions and our customers’ satisfaction with our solutions and could harm our business and reputation. In addition, hosting costs will increase as our customer base grows, which could harm our business if we are unable to grow our revenue sufficiently to offset such increase. Any failure to maintain our relationships or renew our contracts with these cloud service providers and external service providers on commercially favorable terms, could have a material adverse effect on our business, financial condition, and results of operations.

Furthermore, we have no control over these external service providers, which increases our vulnerability to problems with the services they provide. In particular, as our Cloud Service Provider is a large-scale internationally renowned corporation, it possesses significant bargaining power and may change its service terms or other policies or modify its interpretation of such terms and policies at its discretion, which may adversely affect our operations. Our service providers may also take actions beyond our control that could seriously harm our business, including discontinuing or limiting our access to one or more services, increasing pricing terms and terminating or seeking to terminate our contractual relationship with them. Although we expect that we could obtain similar services from other third-party service providers, if our arrangements with our current providers were terminated, we could incur additional expenses in arranging for alternative cloud infrastructure services. As a result, our business, operations and financial performance would be adversely affected.

We also conduct business with a third-party cloud architect to verify that the security system of our AI-OCR software align with industry standards. Any interruption with this cloud architect could interfere with our operating activities, cause losses due to erroneous or delayed responses, or otherwise be disruptive to our business. If our arrangements with this third-party cloud architect is terminated, we may not be able to find an alternative service provider to certify our AI-OCR software on a timely basis or on commercially reasonable terms. This could also have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our business is subject to system and data security risks, and our existing security measures may be inadequate to address these risks, making our systems susceptible to compromise, which could materially adversely affect our business, results of operations, financial condition and prospects.

As a cloud-based IT solution service provider in Hong Kong, we are expected to be the target of cyberattacks, distributed denial of service attacks, hacking and phishing attacks, security breaches, computer malware, and other malicious internet-based activities, our business is therefore subject to these risks. While we have adopted and implemented security protocol, network protection mechanisms, applicable recovery system or other defense procedures, we cannot assure you that these measures are, or will be, adequate to prevent any of such attacks and protect us from any network or service interruptions, system failures or data losses. We may not be able to anticipate or prevent all techniques that could be used to obtain unauthorized access to our systems because such techniques may change frequently and are generally not detected until an incident has occurred. Additionally, we cannot be certain that we will be able to address any vulnerabilities in our solutions that we may become aware of in the future. Attacks or security breaches could delay or interrupt our services provided to our customers and their end-customers, damage our reputation and brand, expose us to risks of potential litigation and liabilities, and require us to expend significant capital and other resources to alleviate problems caused by such attacks or security breaches.

In addition, our customers store and transmit substantial amount of data and information, including confidential information relating to them, on cloud computing platforms when using our IT solutions. We cannot assure you that third parties will not succeed in their attempts to obtain unauthorized access to such confidential information relating to our customers and/or their end-customers. If any security incident, human error or other malfeasance occurs in the future causing unauthorized disclosure of such confidential information, we may be subject to litigation, indemnification obligations, and other potential liabilities, as well as negative publicity, which could materially adversely affect our business, reputation, financial condition, results of operations, and prospects.

Furthermore, any security incident, if happens to us, or to others, such as our customers, may lead to public disclosures and widespread negative publicity for us or our customers who may lose confidence in the security of our cloud-based solutions. Concerns regarding privacy, data protection, and information security may cause some of our customers to stop using our solutions and decline to renew their subscriptions, and make it harder for us to attract new customers. To the extent we do not effectively address these risks, our business, financial condition, results of operations, and prospects could be materially adversely affected.

Development and incorporation of our AI technologies to our IT solutions for improving the automation and precision of our AI-OCR services may not be successful.

We plan to continue to expand and enhance our AI technologies, particularly in our AI-OCR services. While we expect our AI technologies will improve the automation of and the precision of our AI-OCR software, our AI technologies may not achieve sufficient levels of accuracy as we expect. Furthermore, our competitors may incorporate more advanced AI features into their solutions more quickly or more successfully and their AI features may achieve higher market acceptance than ours, which may result in our failure to recoup our investments in developing AI-technology applications. Should any of these items or others occur, our ability to compete, and business, results of operation and financial performance may be materially and adversely affected.

Future investments or acquisitions may not be successful.

In addition to organic growth, we may take advantage of opportunities to invest in or acquire additional businesses, services, assets or technologies. However, we may fail to select appropriate investment or acquisition targets, or we may not be able to negotiate optimal arrangements, including arrangements to finance any acquisitions. Acquisitions and integrations of new assets and businesses into our own would require significant capital and our management attention and could result in a diversion of resources away from our existing business. Investments and acquisitions could result in the use of substantial amounts of cash, increased leverage, potentially dilutive issuances of equity securities, goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business, and the invested or acquired assets or businesses may not generate the financial results we expect.

Our project completion cycle can be unpredictable and longer than expected, and may lead to increased time and expense that could affect our operating results.

The timing of project completion may fluctuate and may be difficult to predict. The length of our sales cycle, from project design to completion is generally four to six months but can vary substantially from customer to customer. In certain cases, our work can extend over a year and exceed our initial prediction. Owing to the customized services that we provide to our customers, we often require a longer discussion process with our customers and frequent adjustments to our services if we are unable to meet our customer’s requests. Customers, larger organizations in particular, often undertake long evaluation process due to their organizational structure and approval requirements, which can lengthen the duration of our projects and delay completion. Customers may also demand additional features or adjustments to our work. As a result, we may be unable to accurately predict duration of our projects and be unable to efficiently allocate human resources for our coexisting projects, which may adversely affect our efficiency and require us to hire more employees than needed. If expectations for our project cycle are not accurate, it may lead to increased time and expense and could adversely affect our operating results.

Our financial performance may vary from period to period due to seasonality.

We experience seasonal fluctuations in demand for our services. We generally experience lower demands for our services in July to September and generally experience higher demands for our services in April to June. As a result, our results during April to June for each financial year may not be indicative of those for the whole financial year. Seasonality in our business may cause period-to-period fluctuations in certain of our operating results and financial metrics and thus limit our ability to predict our future results. Prospective investors should be aware of such seasonal fluctuations when making any comparisons of our financial performance.

Our growth is reliant on our sales and marketing strategies. Failure on effective marketing may harm our ability to increase our customer base and spending on ineffective marketing may adversely affect our financial results.

Our ability to expand our customer base and gain wider market exposure partially depend on the effectiveness of our marketing efforts. We market our solutions mainly through our in-house direct sales team. We have conducted various branding and marketing activities but these activities may not be successful or yield increased revenue. We plan to deploy additional resources to strengthen our sales team and organize more marketing activities such as hosting seminars and conferences among students in tertiary institutions, industry players and potential customers, which will require us to make substantial expenditures but may not yield increased revenue. To the extent that these marketing activities lead to increased revenue, the additional revenue generated could nevertheless be insufficient to offset the increased expenses we incur. If we fail to maintain and enhance our market share, our pricing power may decline as compared to that of our competitors and we may lose existing or prospective customers, which could materially and adversely affect our business, results of operations and financial condition. There is also no assurance that any increase in our marketing expenditures will lead to our anticipated results, which, if unsuccessful, may even result in financial loss and our business may be significantly harmed.

If we are unable to develop, maintain, and enhance our brand and reputation in a cost-effective manner, our growth strategies may be hindered and our business may be adversely affected.

Our brand and reputation are, among others, two of the decisive factors in attracting new customers who determine whether to engage us for our services. We believe that our brand name and reputation are important corporate assets that differentiate our services from those of our competitors. As such, we have strategically offered services at a lower than market price for reputable and large-scale customers at the early stages of our business, with the aims to build our profile and to enhance reputation. However, our brand and reputation may be harmed and will be susceptible to factors, including but not limited to:

●	issues that arise with our services;

●	unsatisfied services provided to customers;

●	statements made by former and existing customers, competitors, service providers and others;

●	regulatory inquiries or enforcement actions taken against us or our employees;

●	negative publicity relating to our services and our personnel; and

●	involvement in disputes and legal proceedings.

We cannot assure that such negative events will not happen in the future. If these events happen and we fail to recover from destruction to our brand and reputation successfully, we may experience a significant decline in demand for our services, decrease in investor confidence, reduction of the value of our brand and ultimately result in a material adverse effect to our business and prospects.

If we are unable to effectively recruit, retain and train qualified software developers, our growth strategies may be hindered and our business may be adversely affected.

Our growth strategy is, in part, reliant on our ability to attract and retain highly qualified software developers including software engineers, programmers and coders. We face intense competition with both information technology related and non-related large enterprises in recruiting front-end developers, back-end developers, application developers, and project managers. We compete with many other companies for employees with expertise in designing, developing and managing software, applications and Web 3.0 related matters. Certain skillsets are relatively new in Hong Kong and hence there may be a limited availability of suitable and qualified candidates for the implementation of our growth strategy. Some of our competitors in Hong Kong may have greater resources and may be able to offer better remuneration package to software developers than us. Our ability to recruit talented personnel and retain existing employees may be affected if our compensation package and employee benefits are perceived as unattractive.

If we are unable to retain skilled employees and attract new personnel suitable for our business, we may not be able to accomplish our business objectives. We may have to increase our training expenses and may have to divert extra time and resources for training led by higher-level employees. We cannot assure you that we will be able to retain, recruit and train competent professionals. Our quality of work may be affected and it may jeopardize our ability to meet our customers’ expectations. We may also experience constraints that will hinder our ability to adopt our growth strategies. Failure in maintaining a skillful and talented team of capable individuals could have a material adverse effect on our business, results of operations and financial condition.

Digital ecosystems, including offerings of digital assets, are evolving and uncertain. Our NFT-related business is subject to unknown risks that may materially adversely affect our development.

Exploring new technologies and offering related services to customers is one of our strategies to keep our service competitive for growth of our business. However, these newly developed ideas such as crypto assets, blockchain technologies, NFTs and Metaverse are still in the process of development.

The Operating Subsidiaries provide NFT-related services that involve creating NFT artwork, NFT marketplace and developing NFT-related games of which we do not have ownership. The public in Hong Kong is generally more skeptical towards new technologies and projects, such as NFT and Web 3.0-related products. Unlike many other traditional business sectors, NFT is a relatively new concept and market demand may be affected by the rapidly changing popular culture and market trends. Without a sufficient historical foundation and a solid customer base, NFT-related businesses may be prone to failure if market trend changes and their popularity decreases. Individuals interested in these newly developed ideas may refrain from creating or investing in related products due to unknown risks, such as the illiquidity of secondary markets, fraud, security, pricing, etc. On the other hand, businesses or activities involving Web 3.0 and NFT-related activities may be volatile to future regulations that may significantly affect the dynamics and operation of the business. Many interested enterprises delay expansion plans into Web 3.0 and NFT-related business due to the insufficient interest, limited public trading, and the uncertainty of the regulatory environment, which may adversely affect our growth strategies, business development, operating results, and financial condition. Hence, all these uncertainties related to Web 3.0 and NFT-related business could delay the introduction of our solutions, increase our research and development expenses and reduce demand for our solutions, which would materially and adversely affect our business, financial condition and results of operations.

Natural disasters and other catastrophic or force majeure events could materially and adversely affect our business.

Occurrence of natural disasters and other catastrophic or force majeure events, such as health epidemics, cyberattack, power loss, telecommunications failure, political unrest, terrorist attacks, war, riots, and other geopolitical unrest could lead to damage and disruption to our operation and may affect our business or the economy as a whole. In the event of natural disaster or catastrophic events, we may experience corruption or loss of data, dissipation of trade secrets, system malfunction, and interruption of our service. We may not be able to operate our business and may endure system interruptions, delay in research and development, halt in system maintenance, breach of data security, reputation harm, degradation of infrastructure and suspension of service. We are highly susceptible to factors that specifically affect Hong Kong, and we may have to temporarily suspend our services under any event that results in disruption to our critical business functions in Hong Kong. Any such events affecting our ability to conduct normal business operations could materially impact our business, financial condition and operating results.

We rely on our CEO and our key management and professional staff. The loss of key team members could affect our operations and our business may be severely disrupted.

We have an experienced and capable management team, including Mr. Leung Tsz Him, our founder and CEO, who is responsible for managing our daily operations and customer relations, implementing our business strategies, pricing, overseeing financial performance and supervising employees. They are the key for our internal and external management. If we lose any members of our management team, we may face difficulties in executing our current plans and strategies, our business could be harmed and our growth prospects may be inhibited. negotiating, planning, pricing, new product development and product execution

On the other hand, execution of customer’s requests and operation of our business is dependent on our highly skilled personnel, which consist of high-level developers who are able to perform advanced technical services. Because we operate in a relatively new industry that requires highly skilled technical personnel, our future success is vastly dependent on the talents, their experiences, and contributions they may provide. If we lose our high-level developers including software engineers, programmers and coders, we may not be able to efficiently direct our front-end, back-end and application developers, which will limit our ability to accurately execute our customers’ instructions. We may also experience difficulties in hiring and retaining such personnel with desired qualifications with a competitive salary. These factors could disrupt our operations and have a material adverse effect on our business.

We may be affected by the currency peg system in Hong Kong.

Our revenues and expenses will be denominated predominantly in Hong Kong dollars. Although the exchange rate between the Hong Kong dollar to the U.S. dollar has been pegged since 1983, we cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

Should we receive profits from foreign operations and/or proceeds from our securities offering, fluctuations in currency exchange rate could have a material adverse effect on our results of operations.

A substantial amount of our income and expenditures are denominated in Hong Kong dollars, yet our reporting currency remains as U.S. dollars. Fluctuations in the exchange rate between U.S. dollars and Hong Kong dollars will affect our relative purchasing power. To the extent that we need to convert U.S. dollars we receive from our securities offering into Hong Kong dollars for our operations, appreciation of the Hong Kong dollar against the U.S. dollar would have an adverse effect on the Hong Kong dollar amount we would receive.

Moreover, as we expand our business to overseas markets, we may be subject to further foreign exchange risks. Fluctuation in the exchange rate will affect the relative value of earnings from and the value of any foreign currency-denominated investments our Company make in the future. If we face significant volatility in these foreign exchange rates and cannot procure any specific foreign exchange control measures to mitigate such risks, our results of operations and financial performance shall be adversely affected.

Cybersecurity incidents, security breaches, human error and misconduct, and failure to protect confidential information may harm our reputation and affect our business.

The information technology industry is prone to cybersecurity concerns. The software and application systems that we create based on our customer’s demand involve collection, processing, storage, and transmission of a large amount of data daily. Although we have secured subscription on a third-party platform that will be able to protect us against potential security breach and cybersecurity incidents, we may not be able to prevent all potential issues and may not be able to detect all attack attempts to our systems. We may be vulnerable to hackers, viruses, software bugs, technical defects and system malfunction. We may also be vulnerable to the misuse, misappropriation or error of customer information by our employees and suppliers. Since we do not control the processing of data of our third-party service providers, we may also be subject to the risk and incidents affecting these providers.

Failure to protect confidential information due to the above-mentioned reasons may result in the follow consequences:

●	misappropriation of users’ personal information;

●	destruction and loss of our existing data;

●	modification of data;

●	diminished competitive position;

●	legal liability;

●	interruption to our business operations and services;

●	replication of our technology and systems; and

●	damage to our reputation.

If a cybersecurity event occurs, it could harm our business and reputation and could result in a loss of customers. Likewise, data privacy breaches by our employees and others who have access to our systems may pose a risk that sensitive customer data may be exposed to unauthorized persons or to the public, adversely impacting our customer service, employee relationships and our reputation.

While we continue to make efforts to evaluate and improve our information technology infrastructure and particularly the effectiveness of our security program, procedures and systems, it is possible that our business, financial and other systems could be compromised, which could go unnoticed for a prolonged period of time, and there can be no assurance that the actions and controls that we implement, or which we cause third-party service providers to implement, will be sufficient to protect our information technology infrastructure or other property. Additionally, customers and our suppliers upon whom we rely face similar threats, which could directly or indirectly impact our business and operations. If we are unable to prevent cybersecurity incidents, we may sustain legal and financial consequences that may significantly affect our business and may cause permanent impairment to our brand and reputation.

Violation, infringement or any failure to protect our intellectual property rights could harm our business and competitive position.

Our proprietary technologies, software and applications are critical to our success. We rely on a combination of copyright, common law, statutory laws and regulations, and contractual arrangements to protect our intellectual property rights. We also enter into agreements with our employees and third-parties, including confidentiality agreements, non-compete agreements and non-disclosure agreements. These legal protection and agreements, however, may not effectively prevent disclosure of confidential intellectual property and we cannot assure that our efforts to protect our intellectual property rights will be adequate. Intellectual property protection may not be sufficient in the regions we operate and we cannot guarantee that we have entered into necessary agreements with all parties that have access to our proprietary information. Breach of such agreements may also result in lengthy and costly litigation with inadequate remedies available.

We may not be able to obtain all necessary patent and trademark applications from all of the jurisdictions that we operate our business in. Failure to do so may subject us to litigation and there is no guarantee that we will prevail. Our intellectual property may be challenged by other parties. We cannot assure that we will be able to succeed in any such litigation and we may be forced to discard our proprietary information and technology that we have dedicated time and effort into. Any failure to adequately protect our intellectual property may lead to disclosure of our trade secrets, claim of ownership of our proprietary information by third parties and costly litigation. It could harm our competitive position and could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property disputes, which may result in significant legal cost and may disrupt our business and operations.

We depend, to a large extent, on our ability to effectively develop and maintain intellectual property rights relating to our business. However, we cannot assure that we will not be subject to claims and litigation in relation to any alleged infringement of trademarks, copyrights, patents or other intellectual property rights held by third parties, including our competitors. As we grow our business, expand our expertise and face increasing competition, we may be subject to an increased risks of intellectual property right claims and other assertions. If any claims are brought against us, we may be forced to defend our rights. Defending against intellectual property claims is costly and can impose a significant burden on our management and resources. Furthermore, there is no guarantee that the outcomes in all cases are favorable to us. Such intellectual property claims may also cause reputational harm and may dissuade potential customers from subscribing our services. If we were unsuccessful in these claims and were found to be in violation of any intellectual property rights, we may be subject to considerable licensing fees and damages, prohibited to continue using such intellectual property, and may be forced to redevelop substitutions which could require significant effort and expense. Any claims, regardless of its merits, would be time consuming and costly, and would materially adversely affect our business, financial condition and results of operations.

We currently have not registered all trademarks in relation to our trading names, products and services and we therefore have to rely on common law trademark protection until we register our trademark.

We have not registered all trademark rights in relation to our trading names, products and services we are seeking to develop and we therefore have to rely on common law trademark protection until we register our trademark.

We could be forced by litigation, or threat of litigation, to abandon our trademarks in relation to trading names, products and services. In such event, we could incur substantial material expense, and could lose the value of marketing and promotional work performed up to that date. These losses would be in addition to the loss resulting from the payment of an award of damages to the party instituting or threatening litigation. Such additional expenses could have an adverse effect on the results of our operations, financial condition and results of operations.

If the domain names licensed to us are not properly maintained or the domain names underlying such licenses are not enforced, our competitive position and business prospects will be harmed.

We have three domain names, “techlutionservice.com,” “neuralsense.io” and “techlution.io” (collectively, the “Domain Names”), that we use in or are related to our business which is registered under the name of our CEO. Since the Domain Names which we rely on providing our services are registered in the name of our CEO, we may be subject to difficulties such as being subject to legal proceedings in relation to the infringement of the Domain Names; preventing third parties from acquiring the Domain Names from our CEO; renewing domain name registration; and securing long term usage of the Domain Names. In addition, our competitors and others could attempt to capitalize on our brand recognition by using domain names similar to ours. Although we have entered into a license agreement with our CEO on February 24, 2023, which grants us a sole, exclusive irrevocable license to use the above-mentioned Domain Names and a right of first refusal with respect to the acquisition of the Domain Names, if we lose the ability to use the Domain Names, whether due to trademark claims, failure to renew the applicable registration, or any other cause, we may be forced to market our offerings under a new domain name, which could cause us substantial harm, or to incur significant expense in order to purchase rights to the domain name in question. We may not be able to obtain preferred domain names in Hong Kong and have to use domain names that may decrease the value of our brand or our trademarks or service marks. Our success will depend in part on the ability of our licensor to obtain, maintain and enforce protection for their intellectual property, in particular, those domain names to which we have secured a sole, exclusive irrevocable license. On the other hand, protecting, maintaining, and enforcing our rights in our domain names may require litigation, which could result in substantial costs and diversion of resources, and could in turn adversely affect our business, financial condition, and results of operations.

We may not be adequately insured against losses and liabilities arising from our operations.

We recognize that our operation and business are susceptible to potential losses and our exposure to liability arising from claims of various nature are set out in the risk factors above. Our Company has purchased various insurance policies, including employees’ compensation insurance, office insurance and professional indemnity for projects which does not have limitation on damages or when the pre-determined amount of compensation exceeds our total consideration. We do not maintain a directors’ and officers’ insurance policy. While we believe our insurance coverage is in line with common industry practice and may sufficiently protect us against foreseeable risks, our current insurance policies may not be adequate to fully compensate for the losses suffered by us. Further, any compensation is contingent upon the assessment of the relevant insurance companies in accordance with the terms of the relevant insurance policies. There is no guarantee that we will be indemnified in part or in full in any given case. In the event that we suffer from any losses, damages or liabilities in the course of our business operations which our insurance does not cover, we may not have sufficient funds to cover such losses, damages or liabilities. The resulting payment to cover such losses, damages or liabilities may have a material adverse effect on our business, operating results and financial position.

Any unexpected and prolonged disruption to the access of our business premises may adversely affect our business.

As we have only one business premises in Hong Kong, if there is any unexpected and prolonged disruption of usage or access to our business premises, such as fire or power failure and we cannot timely relocate our business premises to another suitable location with well-equipped facilities, the normal operation of our Group and thus our business, results of operations and financial position will be adversely affected.

Risks Relating to Economic Conditions

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition. In particular, general economic factors and conditions in China or worldwide, including the general interest rate environment and unemployment rates, may affect our customer’s participation in forex trading. Economic conditions in China are sensitive to global economic conditions. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. If present Chinese and global economic uncertainties persist, many of our customers may reduce the service they require from us. Adverse economic conditions could also reduce the number of customers seeking our service, as well as their ability to make payments. Should any of these situations occur, our net revenues will decline, and our business and financial conditions will be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

The recent outbreak of war in Ukraine has already affected global economic markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our customers’ business and our business, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the operations, results of operations, financial condition, liquidity and business outlook of our business.

In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

A sustained outbreak of epidemics, such as the COVID-19 pandemic, and the measures taken in response thereto could have a material adverse impact on our business, operating results and financial condition.

The outbreak and prevalence of pandemic such as COVID-19 would adversely impact economic activities and conditions worldwide and lead to significant volatility and disruption to financial markets. In particular, the COVID-19 pandemic has resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. This prevalence of COVID-19 has caused companies like us to implement temporary adjustments to work schedules and travel plans, mandating employees to work remotely. As a result, we may have experienced lower efficiency and productivity, internally and externally, which may have adversely affected our service quality.

In a macroeconomic perspective, epidemics such as the COVID-19 pandemic may adversely impact economic activities worldwide and create significant volatility and disruption to financial markets. The weakened global and local economy resulting from the COVID-19 pandemic have negatively impacted our business partners and customers in making business decisions and may continue to affect us in the future.

A sustained outbreak of epidemics, such as the COVID-19 pandemic, may have an impact on the global economy and our business, which is beyond our control and may be difficult to predict. We may experience potential disruptions that include:

●	disruption to potential customer’s businesses, which may result in reduced demand for our services that are non-essential for normal business operation;

●	investors’ unwillingness to invest in relatively new industries and may prefer more stable and predictable businesses;

●	customers may be negatively impacted by the outbreak of epidemics and may not have sufficient funding for our services;

●	delay or cancellation of projects; and

●	customers’ inability to pay progress payments in full or on schedule.

Given the potential impacts an epidemic may bring to our business, such as a general slowdown in economic conditions globally and volatility in the capital markets, we cannot assure you that we can maintain the growth rate we have experienced or projected. Because of the uncertainty surrounding epidemics, the financial impact related to the outbreak of epidemics and the response to it cannot be reasonably estimated. The extent to which the COVID-19 pandemic or other epidemics in the future would impact our results of operations will depend on the future developments of the outbreak of such pandemic, including new information concerning the global severity of and actions taken to contain the outbreak, or the appearance of new or more severe strains of the virus, which are highly uncertain and unpredictable.

The current trade tension between the U.S. and the PRC may potentially have a negative impact on our business, financial condition and results of operations.

The U.S. government has imposed, and has proposed to impose additional, new or higher tariffs on specified products imported from PRC to penalize PRC for what it characterizes as unfair trade practices. PRC has responded by imposing, and proposing to impose additional, new or higher tariffs on specified products imported from the U.S. Certain tariffs have already been adopted by both sides, and the two countries often meet to negotiate arrangements that would include the decreasing or removal of tariffs, but we cannot assure you that the negotiations will be successful in reducing tariffs or that other tariffs will not be imposed, even if an agreement will be reached. In addition, any further escalation in trade tensions between PRC and the United States or a trade war, or the perception that such escalation or trade war could occur, may have negative impact on the economies of not only the two countries concerned, but the global economy as a whole.

Although we are currently not subject to any of those tariff measures, the proposed tariffs may adversely affect the economic growth in Mainland China, Hong Kong and other markets in which we operate, as well as the financial condition of our customers. With the potential decrease in the spending and investment power of our target customers, we cannot guarantee that there will be no negative impact on our operations. In addition, the current and future actions or escalations by either the U.S. or PRC that affect trade relations may cause global economic turmoil and potentially have a negative impact on our business, financial condition and results of operations, and we cannot provide any assurance as to whether such actions will occur or the form that they may take.

Risks related to our corporate structure

We rely on dividends and other distributions on equity paid by our Operating Subsidiaries in Hong Kong to fund any cash and financing requirements we may have and any limitation on the ability of our subsidiaries to make payments to us outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiaries by the PRC government to transfer cash in the future could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.

We are a holding company incorporated in the BVI, and we rely on dividends and other distributions on equity from our Hong Kong Operating Subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and to service any debt we may incur. If any of our Hong Kong Operating Subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

According to the BVI Business Companies Act, a British Virgin Islands company may make dividends distribution to the extent that immediately after the distribution, the value of such company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due.

Under Hong Kong law, dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized loss) or other distributable reserves. Dividends cannot be paid out of share capital. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid to us. The PRC laws and regulations do not currently have any material impact on transfers of cash from our Operating Subsidiaries to our holding company, our shareholders and U.S. investors. However, the PRC government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our operating subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Ordinary Shares, potentially rendering them worthless.

Our business, financial condition and results of operations, and/or the value of our Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected if the PRC government intervenes or influences our business operations at any time or may exert control over offerings conducted overseas and foreign investment in PRC based issuers, such as approval or other administration requirements of the CSRC, or other PRC governmental authorities in connection with our securities offering under any new laws, rules or regulations in the PRC to be enacted, which may become applicable to Hong Kong, and if required, we cannot assure you that we will be able to obtain such approval.

As we mainly conduct business in Hong Kong, our business and our financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in PRC generally.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a variable interest entity, or VIE, structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In addition to these statements, laws and regulations by the PRC government, including the Measures for Cybersecurity Review, the PRC Personal Information Protection Law and the Draft Rules on Overseas Listing published by CSRC on December 24, 2021 also have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Mainland China-based issuers.

Based on our understanding of the current PRC laws, rules and regulations, the current PRC laws and regulations on cybersecurity, M&A and oversight and control over overseas securities offerings do not apply to us and our current operations (details of which are set out below) but it remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiaries in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiaries in Hong Kong. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

The current PRC laws and regulations are evolving, and their enactment timetable, interpretation and implementation involve significant uncertainties. To the extent any PRC laws and regulations become applicable to our Operating Subsidiaries in Hong Kong, we may be subject to the risks and uncertainties associated with the legal system in Mainland China, including with respect to the enforcement of laws and the possibility of changes of rules and regulations with little or no advance notice.

We may also become subject to the PRC laws and regulations to the extent our subsidiaries commence business and customer facing operations in Mainland China as a result of any future acquisition, expansion or organic growth.

M&A Rules — CSRC Filing or approval

On August 8, 2006, six PRC regulatory agencies jointly adopted the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Based on our understanding of the Chinese laws and regulations currently in effect as of this annual report, we are not required to obtain the CSRC’s approval for listing and trading of our securities on Nasdaq under the M&A Rules. However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented, and the opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant Chinese government agencies, including the CSRC, would reach the same conclusion.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities (“Opinions”), which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by PRC-based companies. Pursuant to the Opinions, the Chinese regulators are required to accelerate rule-making related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law. As of the date of this annual report, no official guidance or related implementation rules have been issued. As a result, the Opinions on Strictly Cracking Down on Illegal Securities Activities remain unclear on how they will be interpreted, amended and implemented by the relevant PRC governmental authorities.

On December 24, 2021, the CSRC, together with other relevant government authorities in China issued the Draft Overseas Listing Regulations. The Draft Overseas Listing Regulations requires that Overseas Issuance and Listing shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an Overseas Issuer on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedures, such domestic company may be subject to administrative penalties; and (2) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application. On the same day, the CSRC also issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that (1) on or prior to the effective date of the Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing; (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements; and (3) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies.

As of the date of this annual report, our Operating Subsidiaries are incorporated in Hong Kong and operate therein without any subsidiary or VIE structure in Mainland China, and we do not maintain any office or personnel in Mainland China.

As of the date of this annual report, we are not required to obtain the CSRC’s approval or filing is not required for our listing and trading of our securities on Nasdaq. However, there is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded.

On the other hand, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do.

If it is determined that any CSRC approval, filing or other governmental authorization is required for our previous and future offering, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, it could be rescinded. If we fail to acquire approval, we may face sanctions by the CSRC, The Cyberspace Administration of China (“CAC”) or other PRC regulatory agencies. These sanctions may include fines and penalties on future operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from future offering into the PRC, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Ordinary Shares. Furthermore, the CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt our future offering before the settlement and delivery of the Ordinary Shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the Ordinary Shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur. And if our Operating Subsidiaries or the holding company were denied permission from PRC authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

As of the date of this annual report, we have not received any inquiry or notice or any objection to our listing or securities offering from the CSRC, the CAC or any other PRC authorities that have jurisdiction over our operations Hong Kong. However, given the current regulatory environment in the PRC, there remain uncertainty regarding the interpretation and enforcement of PRC laws, which can change quickly with little advance notice subject to any future actions of the PRC authorities. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

As of the date of this annual report, the PRC government currently does not exert direct influence and discretion over the manner we conduct our business activities in Hong Kong, outside of Mainland China. Hence, we do not expect to be materially affected by recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers, particularly, on listed overseas using VIE structure as we do not currently have any VIE or contractual arrangements in Mainland China.

Notwithstanding the above, if in the future our corporate structure were to contain a VIE, the Mainland China regulatory authorities could disallow the VIE structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or in extreme cases, become worthless.

New policies on different industries

The PRC government has also published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations.

Cybersecurity review

The PRC government issued new rules that would require companies collecting or holding large amounts of data or critical data to undergo a cybersecurity review prior to listing in other nations, a move that would significantly tighten oversight over PRC-based companies.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China,” or “PRC Personal Information Protection Law,” which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of Mainland China that is carried out outside of Mainland China where (i) such processing is for the purpose of providing products or services for natural persons within Mainland China; (ii) such processing is to analyze or evaluate the behavior of natural persons within Mainland China; or (iii) there are any other circumstances stipulated by related laws and administrative regulations.

On December 24, 2021, the CSRC together with other relevant government authorities in Mainland China issued the Draft Overseas Listing Regulations. The Draft Overseas Listing Regulations require that Overseas Issuance and Listing shall complete the filing procedures of and submit the relevant information to the CSRC. The Overseas Issuance and Listing include direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in Mainland China seeks to issue and list its shares in the name of an Overseas Issuer on the basis of the equity, assets, income or other similar rights and interests of the relevant Mainland China domestic enterprise, such activities shall be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations.

On December 28, 2021, the CAC jointly with the relevant authorities formally published the Cyber Security Review Measures (2021) (“Measures”) which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. The Measures provide that operators of critical information infrastructure purchasing network products and services, and online platform Operators shall conduct a cybersecurity review, and that any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. The publication of the Measures expands the application scope of the cybersecurity review to cover data processors and indicates greater oversight by the CAC over data security, which may impact our business and our securities offering in the future.

Our Operating Subsidiaries may collect and store data (including certain personal information) from our customers, some of whom may be individuals in Mainland China, in connection with our business and operations and for “Know Your Customers” purposes (to combat money laundering). With respect to PRC legal matters, we do not expect the Measures to have an impact on our business, operations or our securities offering, given that (i) our Operating Subsidiaries are incorporated in Hong Kong; (ii) we have no subsidiary, VIE structure nor any direct operations in Mainland China; and (iii) pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the Mainland China shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong). Our Operating Subsidiaries will not be deemed to be an “Operator” required to file for cybersecurity review before listing in the United States, because (i) our Operating Subsidiaries were incorporated in Hong Kong and operate in Hong Kong without any subsidiary or VIE structure in Mainland China and each of the Measures, the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations do not clearly provide whether it shall be applied to a company based in Hong Kong; (ii) as of date of this annual report, our Operating Subsidiaries have in aggregate collected and stored personal information of less than one million users; (iii) all of the data our Operating Subsidiaries have collected is stored in servers located in Hong Kong; and (iv) as of the date of this annual report, neither of our Operating Subsidiaries has been informed by any PRC governmental authority of any requirement that it files for a cybersecurity review or a CSRC review. Therefore, we do not believe we are covered by the permission requirements from CSRC or CAC.

Data Security Law

The Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. According to Article 2 of the Data Security Law, it applies to data processing activities within the territory of Mainland China as well as data processing activities conducted outside the territory of Mainland China which jeopardize the national interest or the public interest of PRC or the rights and interest of any PRC organization and citizens. Any entity failing to perform the obligations provided in the Data Security Law may be subject to orders to correct, warnings and penalties including ban or suspension of business, revocation of business licenses or other penalties. As of the date of this annual report, we do not have any operation or maintain any office or personnel in Mainland China, and we have not conducted any data processing activities which may endanger the national interest or the public interest of PRC or the rights and interest of any PRC organization and citizens. Therefore, we do not believe that the Data Security Law is applicable to us.

We are an “emerging growth company” and any decision to comply with certain reduced disclosure requirements applicable to emerging growth companies could make our securities less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we are not required to comply with, among other things, the auditor attestation requirements of the Sarbanes-Oxley Act. Further, the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt-out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt-out is irrevocable. We have elected not to opt-out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, may not adopt the new or revised standard until the time private companies are required to adopt the new or revised standard. This may make comparison of our financial statements with other public companies difficult or impossible because of the potential differences in accountant standards used. Investors may find our securities less attractive because we rely on these provisions. If investors find our securities less attractive as a result, there may be a less active trading market for our securities and prices of the securities may be more volatile.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our securities.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. Any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that may require prospective or retroactive changes in our financial statements or identify other areas for further attention or improvement. In addition, for as long as we are an “emerging growth company,” our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to restatements of our financial statements and require us to incur the expense of remediation. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our securities.

The Public Company Accounting Oversight Board (“PCAOB”) inspection of our independent accounting firm could lead to findings in our auditors’ reports and challenge the accuracy of our published audited combined financial statements.

Auditors of U.S. public companies are required by law to undergo periodic PCAOB inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. These PCAOB inspections could result in findings in our auditors’ quality control procedures, question the validity of the auditor’s reports on our published combined financial statements and cast doubt upon the accuracy of our published audited financial statements.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Ordinary Shares less attractive to investors but nevertheless, we will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

For as long as we continue to be an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

●	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting of Section 404(b) of the Sarbanes-Oxley Act;

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	reduced disclosure obligations regarding executive compensation; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens. In particular, in this annual report, we have not included all the executive compensation related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards.

We cannot predict whether investors will find our Ordinary Shares less attractive if we rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter; (ii) the end of the financial year during which we have total annual gross revenues of US$1.235 billion or more; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the last day of our financial year following the fifth anniversary of the completion of our initial public offering.

After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other time and attention to our public company reporting obligations and other compliance matters. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We do not currently maintain a directors’ and officers’ insurance policy. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain directors’ and officers’ insurance if we plan to do so in the future, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are, and will continue to be, a “controlled company” as defined under corporate governance rules of Nasdaq Stock Market, because Ms. Ma Xiaoqiu beneficially owned approximately 73.0% of our issued and outstanding Ordinary Shares through Hanoverian International Group Limited and Wittelsbach Group Holdings Limited as of September 30, 2023; and owned approximately 63.37% of our issued and outstanding Ordinary Shares as of the date of this annual report. For further information, see “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders.”

Under the Nasdaq Listing Rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

●	the requirement that our director nominees must be selected or recommended solely by independent directors; and

●	the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq Listing Rules even if we are deemed to be a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

You may have more difficulty in protecting your interests than you would as a shareholder of a U.S. corporation.

Our corporate affairs will be governed by the provisions of our Memorandum and Articles of Association, as amended and restated from time to time, and by the provisions of applicable BVI law. The rights of shareholders and the fiduciary responsibilities of our directors and executive officers under BVI law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

These rights and responsibilities are to a large extent governed by the BVI Companies Act and the common law of the BVI. The common law of the BVI is derived in part from judicial precedent in the BVI as well as from English common law, which has persuasive, but not binding, authority on a court in the BVI. In addition, BVI law does not make a distinction between public and private companies and some of the protections and safeguards (such as statutory pre-emption rights, save to the extent expressly provided for in the Memorandum and Articles of Association) that investors may expect to find in relation to a public company are not provided for under BVI law.

The laws of BVI provide limited protections for minority shareholders, so minority shareholders will not have the same options as to recourse in comparison to the U.S. if the shareholders are dissatisfied with the conduct of our affairs.

Under the laws of the BVI, there is limited statutory protection of minority shareholders other than the provisions of the BVI Companies Act dealing with shareholder remedies. The principal protections under BVI statutory law are derivative actions, actions brought by one or more shareholders for relief from unfair prejudice, oppression and unfair discrimination and/or to enforce the BVI Companies Act or the memorandum and articles of association of a BVI company. Shareholders are entitled to have the affairs of the BVI company conducted in accordance with the BVI Companies Act and its memorandum and articles of association, and are entitled to payment of the fair value of their respective shares upon dissenting from certain enumerated corporate transactions.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the BVI is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to seek to have the affairs of the company conducted properly according to law and the constitutional documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts may grant relief.

These rights may be more limited than the rights afforded to minority shareholders under the laws of states in the United States.

A member of a company is entitled, on giving written notice to the company, to inspect:

a)	the memorandum and articles;

b)	the register of members;

c)	the register of directors; and

d)	the minutes of meetings and resolutions of members and of those classes of members of which he is a member; and to make copies of or take extracts from the documents and records referred to in (a) to (d) above.

Subject to the memorandum and articles of association, the directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any document, or part of a document, specified in (b), (c) or (d) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records. Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the BVI court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

As a company incorporated in the BVI, we are permitted to adopt certain BVI’s practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market listing standards.

As a BVI business company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market listing standards. However, the Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the BVI, which is our home country, may differ significantly from the Nasdaq Capital Market listing standards. Currently, we do not rely on home country practices with respect to our corporate governance. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Capital Market listing standards applicable to U.S. domestic issuers.

Risks related to doing business in the jurisdictions in which our Operating Subsidiaries operate

Though our operations are based in Hong Kong, owing to the long arm application of the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Ordinary Shares.

We provide cloud-based IT solution services in Hong Kong, a special administrative region of the PRC by our Operating Subsidiaries in Hong Kong. Our Operating Subsidiaries do not have any operation in Mainland China or collect, store or process any personal data of any customer in Mainland China, and is not regulated by any regulator in Mainland China. As a result, the laws and regulations of the Mainland China do not currently have any material impact on our business, financial condition and results of operation. Furthermore, except for the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (the “Basic Law”), national laws of the Mainland China do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

However, owing to long arm provisions under the current Mainland China laws and regulations, there remain regulatory and legal uncertainty with respect to the implementation of laws and regulations of Mainland China to Hong Kong. As a result, there is no guarantee that the Mainland China government would not choose to implement the laws of the Mainland China to Hong Kong and exercise significant direct influence and discretion over the operation of our Operating Subsidiaries in the future and, it will not have a material adverse impact on our business, financial condition and results of operations, due to changes in laws, political environment or other unforeseeable reasons.

If we or our Hong Kong Operating Subsidiaries were to become subject to laws and regulations of Mainland China, the legal and operational risks associated in Mainland China may also apply to our operations in Hong Kong, and we would face the risks and uncertainties associated with the legal system in the Mainland China, complex and evolving Mainland China laws and regulation, and as to whether and how the recent Mainland China government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to companies like our Operating Subsidiaries and us, given the substantial operations of our Operating Subsidiaries in Hong Kong and the Mainland China government may exercise significant oversight over the conduct of business in Hong Kong.

The laws and regulations in the Mainland China are evolving, and their enactment timetable, interpretation, enforcement, and implementation involve significant uncertainties, and may change quickly with little advance notice, along with the risk that the PRC government may intervene or influence our Operating Subsidiaries’ operations at any time could result in a material change in our operations and/or the value of our securities. Moreover, there are substantial uncertainties regarding the interpretation and application of Mainland China laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The laws, regulations and other government directives in the Mainland China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and

●	subject our Company to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

Further, it is uncertain when and whether we will be required to obtain any pre-approval from the PRC government to list on U.S. exchanges or to conduct our current business operation, and even when such pre-approval is obtained, whether it will be denied or rescinded. Further, the promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably may impact the ability or the way we may conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject it to additional liabilities. As such, our operations could be adversely affected, directly or indirectly, by existing or future PRC laws and regulations relating to its business or industry, which could result in a material adverse change in the value of our Ordinary Shares, potentially rendering it worthless. As a result, both you and we will face uncertainty about future actions by the PRC government that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

The legal and operational risks associated with Mainland China may also apply to operations in Hong Kong since our Operating Subsidiaries have substantial operations in Hong Kong, and the PRC government may exercise significant oversight over the conduct of business in Hong Kong. Due to the complex and evolving nature of PRC laws and regulations, we face risks and uncertainties in relation to the to the Information Technology (“IT”) Solutions Market in Hong Kong.

Cloud-based IT solutions involve the design, supply, operation, applicability of the recent PRC government statements and regulatory developments including but not limited to those relating to data and cybersecurity concerns.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. According to Article 3 of the Personal Information Protection Law, it is applied not only to personal information processing activities carried out in the territory of Mainland China but also to personal information processing activities outside the Mainland China for the purpose of offering products or services to domestic natural persons in the territory of Mainland China. The offending entities could be ordered to correct, or to suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties. As our Hong Kong Operating Subsidiaries provide services only in Hong Kong instead of in Mainland China, we take the view that we and our Operating Subsidiaries are not subject to the Personal Information Protection Law.

However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC laws and regulations in relation to cybersecurity and data privacy in the future. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated. If any of our Operating Subsidiaries in Hong Kong are deemed to be an “Operator,” or if the Measures become applicable to our Operating Subsidiaries in Hong Kong, they could result in disruption in our operations, negative publicity with respect to our company, and diversion of our managerial and financial resources; we cannot assure you that our Operating Subsidiaries in Hong Kong will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities, which may materially and adversely affect our business, financial condition, and results of operation, hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. Since recent statements, laws and regulatory actions by the PRC government are newly published, their interpretation, application and enforcement of unclear and there also remains significant uncertainty as to the enactment, interpretation and implementation of other regulatory requirements related to overseas securities offerings and other capital markets activities. It also remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiaries located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiaries. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is significant change to current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from Mainland China or Hong Kong authorities, we will not be able to continue to list our Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Ordinary Shares significantly decline or be worthless.

The Hong Kong legal system embodies uncertainties which could limit the legal protections available to the Operating Subsidiaries.

Hong Kong is a Special Administrative Region of the PRC. Following British colonial rule from 1842 to 1997, PRC assumed sovereignty under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current principles and policies regarding Hong Kong will remain unchanged for 50 years. Hong Kong has enjoyed the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and customs operations, and its independent judiciary system. On July 14, 2020, the former president of the United States signed an executive order to end the special status enjoyed by Hong Kong under the United States-Hong Kong Policy Act of 1992. This includes special treatment in areas including but not limited to customs tariffs, export controls, immigration, foreign investment, and extradition. The suspension or elimination of Hong Kong’s preferential treatment and continued tension between the United States and the PRC could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. This could materially and adversely affect our business and operations. We cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within the territory of the PRC, including Hong Kong.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in the PRC, including Hong Kong. For example, in Mainland China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside Mainland China. Although the authorities in Mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the Mainland China. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within Mainland China may further increase difficulties faced by you in protecting your interests.

Our principal business operation is conducted in Hong Kong. In the event that the U.S. regulators carry out an investigation on us and there is a need to conduct such investigation, or collect evidence within, the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. The U.S. regulators may, in the future, consider cross-border cooperation with a securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC. Additionally, the Securities and Futures Commission of Hong Kong (“SFC”) is a signatory to the International Organization of Securities Commissions Multilateral Memorandum of Understanding (“MMOU”), which provides for mutual investigatory and other assistance and exchange of information between securities regulators around the world, including the SEC. This is also reflected in section 186 of the Securities and Futures Ordinance (“SFO”) which empowers the SFC to exercise its investigatory powers to obtain information and documents requested by non-Hong Kong regulators, and section 378 of the SFO which allows the SFC to share confidential information and documents in its possession with such regulators. However, there is no assurance that such cooperation will materialize, or if it does, whether it will adequately address any efforts to investigate or collect evidence to the extent that may be sought by U.S. regulators.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this annual report based on Hong Kong laws.

Currently, all of our Operating Subsidiaries’ operations are conducted outside the United States, and all of our assets are located outside the United States. Most of our directors and executive officers are Hong Kong nationals or residents and a substantial portion of their assets are located in Hong Kong outside the United States. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this annual report, as judgments entered in the United States can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, to revoke the preferential trade status of Hong Kong pursuant to section 202 of the United States-Hong Kong Policy Act of 1992, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including the then HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of PRC to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our subsidiary’s business operations, financial position and results of operations could be materially and adversely affected.

The enforcement of laws and rules and regulations in PRC can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice, which could result in a material change in our Operating Subsidiaries’ operations and/or the value of the securities we are registering for sale.

As one of the conditions for the handover of the sovereignty of Hong Kong to PRC, PRC accepted conditions such as Hong Kong’s Basic Law. The Basic Law ensured Hong Kong will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for fifty years from 1997. This agreement has given Hong Kong the freedom to function with a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

However, if the PRC attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our Operating Subsidiaries’ business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the re-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including the ability to enforce agreements with the customers.

There are some political risks associated with conducting business in Hong Kong.

Our Operating Subsidiaries’ operations are principally based in Hong Kong. Accordingly, our Operating Subsidiaries’ business operations and financial conditions will be affected by the political and legal developments in Hong Kong. During the period covered by the financial information incorporated by reference into and included in this annual report, we derive all of our revenue from operations in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and may adversely affect our business operations. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems,” meaning that Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since all of our Operating Subsidiaries’ operations are based in Hong Kong, any change of such political arrangements may pose an immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

The Hong Kong protests that began in 2019 are ongoing and were triggered by the introduction of the Fugitive Offenders and Mutual Legal Assistance in Criminal Matters Legislation (Amendment) Bill 2019 by the Hong Kong government. If enacted, the bill would have allowed the extradition of criminal fugitives who are wanted in territories with which Hong Kong does not currently have extradition agreements, including Mainland China. This led to concerns that the bill would subject Hong Kong residents and visitors to the jurisdiction and legal system of Mainland China, thereby undermining the region’s autonomy and people’s civil liberties. Various sectors of the Hong Kong economy have been adversely affected as the protests turned increasingly violent. Most notably, the airline, retail, and real estate sectors have seen their sales decline.

Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent development including the Hong Kong National Security Laws passed by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from the PRC and the former President of the U.S., Mr. Donald Trump signed an executive order and Hong Kong Autonomy Act, or HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from Mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S., the PRC and Hong Kong, which could potentially harm our business.

Our revenue is susceptible to the ongoing incidents or factors which affect the stability of the social, economic and political conditions in Hong Kong. Any drastic events may adversely affect our Operating Subsidiaries’ business operations. Such adverse events may include changes in economic conditions and regulatory environment, social and/or political conditions, civil disturbance or disobedience, as well as significant natural disasters. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our Operating Subsidiaries’ business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

We may be subject to the PRC government’s control of foreign currency conversion, and it may limit our foreign exchange transactions, including dividend payments on our Shares in the future.

Alpha, our holding company, is incorporated in the BVI and our Operating Subsidiaries are incorporated in Hong Kong. Since all our operations are conducted in Hong Kong, we receive all of our net revenue in Hong Kong dollars. Under our current corporate structure, our holding company in the BVI relies on dividend payments, directly from our Operating Subsidiaries, to fund any cash and financing requirements we may have. There is currently no restriction or limitation under the laws of Hong Kong on the conversion of Hong Kong dollars into foreign currencies and the transfer of currencies out of Hong Kong. The foreign currency regulations of Mainland China do not currently have any material impact on the transfer of cash between our Company and our Hong Kong Operating Subsidiaries. However, if the PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of PRC, hence, there is a possibility that certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong Operating Subsidiaries in the future and the PRC government may prevent our cash maintained in Hong Kong from leaving or restrict the deployment of the cash into our business or for the payment of dividends in the future. Any such controls or restrictions, if imposed in the future and to the extent cash is generated in our Hong Kong Operating Subsidiaries and to the extent assets (other than cash) in our business are located in Hong Kong or held by a Hong Kong entity and may need to be used to fund operations outside of Hong Kong, may adversely affect our ability to finance our cash requirements, service debt or make dividend or other distributions to our shareholders. Furthermore, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization in the future, which could result in an inability or prohibition on making transfers or distributions to entities outside of Hong Kong and adversely affect our business.

A downturn in the economic, political or social conditions in Hong Kong, Mainland China and other countries or changes to government policies of Hong Kong and Mainland China could materially and adversely affect our business and financial condition.

Our operations are mainly located in Hong Kong. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant extent by political, economic and social conditions in Hong Kong and Mainland China, generally and by continued economic growth in Hong Kong and Mainland China as a whole.

The Mainland China economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Mainland China economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may have a negative effect on us.

Economic conditions in Hong Kong and Mainland China are sensitive to global economic conditions. Any prolonged slowdown in the global or the PRC economy may affect potential customers’ confidence in financial market as a whole and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Furthermore, on July 14, 2020, the former President of the U.S., Mr. Donald Trump, signed the Hong Kong Autonomy Act and an executive order to revoke the preferential trade status of Hong Kong, pursuant to section 202 of the United States-Hong Kong Policy Act of 1992. The U.S. government has determined that Hong Kong is no longer sufficiently autonomous to justify differential treatment in relation to the PRC, as a response to the National People’s Congress of China imposing the Hong Kong National Security Law on Hong Kong, which came into effect on June 30, 2020. Hong Kong will now be treated as Mainland China, in terms of visa application, academic exchange, tariffs and trading, etc. According to section 3(c) of the executive order issued on July 14, 2020, the license exception for exports and reexports to Hong Kong and transfer within the PRC is revoked, while exports of defense items are banned. On the other hand, the existing punitive tariffs the U.S. imposed on the Mainland China will also be applied to Hong Kong exports.

On the other hand, any sudden downturn in the global economic and political environments, which are beyond our control, may adversely affect the financial market sentiment in general. Severe fluctuations in market and economic sentiments may also lead to a prolonged period of sluggish market activities, which would in turn lead to a reduction in fund raising and corporate activities. Such an unfavorable economic environment may deter fund raising exercises and other transactions by listed companies in Hong Kong and reduce the number of documents required to be published, which in turn will have adverse impact on our business and operating performance.

Risks related to our Ordinary Shares

The joint statement by the SEC and PCAOB, rule changes by Nasdaq, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering. In the event it is determined that the PCAOB is unable to inspect or investigate completely our Company’s auditor, then such lack of inspection could cause trading in our Ordinary Shares to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our securities.

U.S. public companies that have substantially all of their operations in the PRC (including in Hong Kong) have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of this negative attention has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in PRC.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including PRC, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in PRC and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”; (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies; and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors. On October 4, 2021, the SEC approved Nasdaq’s revised proposal for the rule changes.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over-the-counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act. On December 18, 2020, the HFCA Act was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed a bill which was passed by the U.S. House of Representatives and signed into law on December 29, 2022, which reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. On January 10, 2022, the final rules adopted by the SEC relating to the HFCA Act became effective. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, SEC announced that the PCAOB designated the PRC and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCA Act.

On February 4, 2022, the U.S. House of Representatives passed the America Creating Opportunities for Manufacturing Pre-Eminence in Technology and Economic Strength (COMPETES) Act of 2022 (the “America COMPETES Act”). If the America COMPETES Act is enacted into law, it would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

We have engaged Audit Alliance LLP as our current auditor. Audit Alliance LLP is headquartered in Singapore and registered with the PCAOB. Audit Alliance LLP is subject to the laws in the United States, which enable the PCAOB to conduct regular inspections to assess the firm’s compliance with the relevant professional standards. Our previous auditor, Marcum Asia CPAs LLP, is a firm headquartered in United States and registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards with the last inspection in 2020. As of the date of this annual report, our current and previous auditors are not subject to the PCAOB determinations. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditors, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist the Company’s securities.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in PRC and Hong Kong. Pursuant to the Protocol, the PCAOB has independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. However, uncertainties still exist whether this new framework will be fully complied with.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from PRC Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from Nasdaq.

The recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what the SEC’s implementation process related to the above rules will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in Hong Kong and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market).

In addition, the above amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainties to investors, the market price of our ordinary share could be adversely affected, and our Ordinary Shares could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

As a result of such scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, have become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our Offering, business and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our operating subsidiary’s business operations will be severely affected and you could sustain a significant decline in the value of our Ordinary Shares.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrades us, the price of our Ordinary Shares would likely decline. If one or more of these analysts ceases coverage of our Company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

Our controlling shareholders have substantial influence over and our interests may not be aligned with the interests of our other shareholders.

As of the date of this annual report, Ms. Ma Xiaoqiu, beneficially owns a total of 9,672,500 Ordinary Shares, representing approximately 63.37% of our voting power total issued and outstanding share capital through Hanoverian International Group Limited and Wittelsbach Group Holdings Limited. Ms. Ma Xiaoqiu has substantial influence over our business, including decisions regarding mergers, consolidations, the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. As a controlling shareholder, Ms. Ma Xiaoqiu may take actions that are not in the best interests of our other shareholders. These actions may be taken in many cases even if they are opposed by our other shareholders. In addition, this concentration of ownership may discourage, delay or prevent a change in control which could deprive you of an opportunity to receive a premium for your securities as part of a sale of our Company.

The market price for our Ordinary Shares may be volatile, which could result in substantial losses to you.

The market price of our Ordinary Shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or under-performance or deteriorating financial results of other listed companies based in Hong Kong and Mainland China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading price of their securities. The trading performances of other Hong Kong and PRC companies’ securities after their offerings may affect the attitudes of investors towards Hong Kong-based, U.S.-listed companies, which consequently may affect the trading performance of our Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Hong Kong and PRC companies may also negatively affect the attitudes of investors towards Hong Kong and PRC companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our Ordinary Shares. The market price for our Ordinary Shares may be volatile and subject to wide fluctuations due to factors, such as:

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actual or anticipated fluctuations in our operating results;

●	changes in financial estimates by securities research analysts;

●	negative publicity, studies or reports;

●	our capability to catch up with the technology innovations in the industry, and maintain such technological innovations, once attained;

●	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

●	additions or departures of key personnel;

●	fluctuations of exchange rates between Hong Kong dollar and the U.S. dollar;

●	litigation or regulatory proceedings involving us, our directors, officers or Controlling Shareholders;

●	realization of any of the other risk factors presented in this annual report;

●	changes in investors’ perception of our company and the investment environment promptly;

●	market reaction to the COVID-19 pandemic and its variants;

●	economic, social and political conditions in Hong Kong and in the Mainland China;

●	the liquidity of the market for our Ordinary Shares;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares;

●	sales and perceived potential sales of additional Ordinary Shares.

In addition, the securities market has from time-to-time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Ordinary Shares.

Volatility in our Ordinary Shares price may subject us to securities litigation.

The market for our Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Our Ordinary Shares may be “thinly-traded,” meaning that the number of persons interested in purchasing our Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we come to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our Ordinary Shares may not develop or be sustained.

The sale or availability for sale of substantial amounts of our Ordinary Shares in the public market could adversely affect the market price of our Ordinary Shares.

Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. The Ordinary Shares sold will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements.

In connection with our initial public offering and pursuant to the underwriting agreement dated October 30, 2023, we, our directors, officers and shareholders holding 5% or more of the issued and outstanding Ordinary Shares have agreed not to sell any of our Ordinary Shares or are otherwise subject to similar lockup restrictions for 6 months after October 30, 2023, being the date of the prospectus of the Company, without the prior written consent of the representatives of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Ordinary Shares.

Because the amount, timing, and whether or not we distribute dividends at all are entirely at the discretion of our board of directors, you must rely on price appreciation of our Ordinary Shares for a return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of BVI law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. According to the BVI Business Companies Act, a British Virgin Islands company may make dividends distribution to the extent that immediately after the distribution, the value of such company’s assets exceed its liabilities and that such company is able to pay its debts as they fall due. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. We cannot assure you that our Ordinary Shares will appreciate in value after our securities offering or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares. See “Dividend Policy” section for more information.

As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and will follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.

By virtue of being a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each financial year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose.

We will lose our status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements and our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

If we cannot satisfy, or continue to satisfy, the listing requirements and other rules of Nasdaq Capital Market, although we are exempt from certain corporate governance standards applicable to U.S. issuers as a Foreign Private Issuer, our Ordinary Shares may not be listed or may be delisted, which could negatively impact the price of our Ordinary Shares and your ability to sell them.

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol of “ATGL.” In order to maintain our listing on the Nasdaq Capital Market, we should comply with certain rules of Nasdaq Capital Market, including those regarding minimum shareholders’ equity, minimum share price and certain corporate governance requirements. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our Ordinary Shares could be subject to delisting.

If the Nasdaq Capital Market delists our Ordinary Shares from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our Ordinary Shares;

●	reduced liquidity with respect to our Ordinary Shares;

●	a determination that our Ordinary Share is a “penny stock” which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Share;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Because our business is conducted in Hong Kong dollars and the price of our Ordinary Shares is quoted in U.S. dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in Hong Kong, our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in U.S. dollars. The value of the Hong Kong dollar against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in the Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue and financial condition. Further, our Ordinary Shares offered by this annual report are denominated in U.S. dollars, we will need to convert the net proceeds we receive into Hong Kong dollar in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the Hong Kong dollar will affect that amount of proceeds we will have available for our business.

We have broad discretion in the use of the net proceeds from our securities offering and we may use these proceeds in ways with which you may not agree.

Our management will have broad discretion in the application of the net proceeds from our securities offerings, and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of the securities offering. We cannot assure you that the net proceeds will be used in a manner that will improve our results of operations or increase our share price, or that these net proceeds will be placed only in investments that generate income or appreciate in value.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

A non-U.S. corporation will be classified as a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following our securities offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our securities offering.

If we are a PFIC in any taxable year, a U.S. holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our Ordinary Shares and on the receipt of distributions on our Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds our Ordinary Shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our Ordinary Shares.

You may face potential shareholder dilution from future equity incentive plans and share issuances.

Your percentage ownership will be diluted in the future as a result of equity awards that we expect will be granted to our directors, officers and employees, as well as any Ordinary Shares, or securities convertible into our Ordinary Shares, we issue in connection with future capital raising or strategic transactions at prices that are dilutive to shareholders. As of the date of this annual report, we do not have any equity incentive plans in effect. However, Alpha Technology Group Limited’s 2024 Equity Incentive Plan (the “2024 Plan”) has been adopted by our directors and is subject to shareholder approval, which is designed to incentivize and reward those who play a crucial role in our growth and success. If the 2024 Plan is approved by the Company’s shareholders by December 31, 2024, the issuance of awards under this plan will result in the dilution of both the proportionate ownership and the voting power of existing shareholders. Furthermore, once the 2024 Plan or any future equity incentive plans are implemented, the fair value of options to be granted to eligible participants under the equity incentive plans will be charged to our combined statements of profit or loss and other comprehensive income over the vesting periods of the options. Fair value of the options shall be determined on the date of granting of the options. Accordingly, our financial results and profitability may be materially and adversely affected.

We have a large number of authorized but unissued shares, which could negatively impact a potential investor if they purchase our Ordinary Shares.

Our current memorandum of association with effect from August 30, 2023 provides for a maximum of 1,500,000,000 authorized Ordinary Shares, and we have 15,262,500 Ordinary Shares outstanding as of the date of this annual report. Under the 2024 Plan, we may reserve and grant a maximum of 15,000,000 Ordinary Shares as awards, which may come from authorized and unissued shares of the Company. With respect to authorized but unissued and unreserved shares, we could use them for future issuance in dilutive equity financing transactions, or to oppose a hostile takeover attempt or delay or prevent changes in control or changes in or removal of management, including transactions that are favored by a majority of the shareholders or in which the shareholders might otherwise receive a premium for their shares over then-current market prices or benefit in some other manner. Despite this, the issuance of additional Ordinary Shares or securities convertible into our shares may have a dilutive effect on earnings per share and relative voting power and may cause a decline in the trading price of our shares.

Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline. Wittelsbach Group Holdings Limited, Mr. Tsang Chun Ho Anthony and Mr. Leung Ka Fai, three existing shareholders of our Company, registered an aggregate of 2,000,000 Ordinary Shares of the Company pursuant to a resale prospectus on Form F-1 (Registration No. 333-273289), representing 13.12% of the Ordinary Shares as of the date of this annual report. To date, the three selling shareholders have not sold these shares. The sale or potential sale of these shares could increase the volatility of our share price.

In addition, our directors, officers and principal shareholders (defined as owners of 5% or more of our Ordinary Shares), except for the three selling shareholders with respect to their Ordinary Shares registered, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Ordinary Shares or such other securities for a period of 180 days from October 30, 2023, without the prior written consent of Prime Number Capital LLC. Following the expiration of such lock-up period, the applicable shareholders will not be contractually restricted from selling Ordinary Shares, however other restrictions may apply as a result of applicable securities laws. As the applicable lock-up periods expire and registration statements are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in our share price or the market price of our Ordinary Shares could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

We may be subject to material litigation, including individual and class action lawsuits, as well as investigations and enforcement actions by regulators and governmental authorities.

We may from time to time become subject to claims, arbitrations, individual and class action lawsuits, government and regulatory investigations, inquiries, actions or requests, and other proceedings alleging violations of laws, rules and regulations, both foreign and domestic. The scope, determination and impact of claims, lawsuits, government and regulatory investigations, enforcement actions, disputes and proceedings to which we are subject cannot be predicted with certainty, and may result in:

●	substantial payments to satisfy judgments, fines or penalties;

●	substantial outside counsel legal fees and costs;

●	additional compliance and licensure requirements;

●	loss of productivity and high demands on employee time;

●	criminal sanctions or consent decrees;

●	termination of certain employees, including members of our executive team;

●	changes to our business model and practices; and

●	damage to our brand and reputation.

Any such matters can have an adverse impact, which may be material, on our business, operating results or financial condition because of legal costs, diversion of management resources, reputational damage and other factors.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

In November 2017, Techlution, one of our two Operating Subsidiaries, was incorporated under the laws of Hong Kong.

In October 2019, NSL, one of our two Operating Subsidiaries, was incorporated under the laws of Hong Kong.

In October 2022, Alpha was incorporated under the laws of BVI. Upon the acquisition of our Operating Subsidiaries, Alpha became the holding company for our Operating Subsidiaries. The Company has no material operation of its own, and we conduct operations through our Operating Subsidiaries, namely Techlution and NSL in Hong Kong. In the financial statements, Alpha and its subsidiaries, NSL and TSL, are collectively referred to as the “Company” or “Successor,” while NSL and TSL are collectively referred to as the “Predecessor.”

On January 26, 2023, our shareholders entered into a share subscription agreement, pursuant to which our shareholders have agreed to subscribe for an aggregate of 10,000 new shares of the Company on a pro-rata basis for a total consideration of HK$10,000,000 (approximately US$1,273,918). The entire subscription amount was received by our Company on January 26, 2023.

On October 31, 2023, our Ordinary Shares commenced trading on the Nasdaq Capital Market under the symbol of “ATGL.”

Our principal executive office is located at Unit B, 12/F, 52 Hung To Road, Kwun Tong, Kowloon, Hong Kong. Our registered office in the BVI is located at the office of CCS Trustees Limited, Mandar House, 3/F, Johnson’s Ghut, Tortola, British Virgin Islands.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system. We maintain corporate websites at https://alphatechnologys.com/corporate-governance/ and https://techlution.io/. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report.

B. Business Overview

Alpha is a holding company incorporated in BVI, which has no material operations of its own, and it currently conducts its business through its Operating Subsidiaries, Techlution and NSL. Our Operating Subsidiaries are cloud-based IT solution service providers in Hong Kong which utilize analytic skills, programming skills, artificial intelligence technologies and technological know-hows to provide comprehensive solutions designed to optimize business performance, meet various industry-specific operational challenges and create new business opportunities.

Those IT solution services can be categorized as follows:

System development services: Our Operating Subsidiaries develop cloud-based and customized customer relationship management (“CRM”) systems and enterprise resource planning (“ERP”) systems to cater to the operational and business needs of our customers.

Web and mobile application development services: Techlution leverages its technological knowledge to develop applications that assist users in carrying out specified tasks, such as drafting, storing information, transferring documents, communication, tracking geographic locations, productivity management, status reporting, etc.

Artificial intelligence powered optical character recognition (“AI-OCR”) services: NSL provides optical character recognition (“OCR”) services with self-developed artificial intelligence technology to extract printed text and data from imported documents such as invoices, receipts, applications, forms and identification documents.

Technological support and maintenance service and other services: Our Operating Subsidiaries provide maintenance and enhancement services for systems we built. Techlution provides three types of NFT-related services — creating NFT artwork, NFT marketplace and developing NFT-related games for customers. As of the date of this annual report, we have not provided any other NFT-related ancillary services beyond the three above-mentioned services. Additionally, we have not owned or traded final products of our NFT-related projects, and we do not develop or own any blockchain technologies. We currently do not have any plan to provide other NFT-related ancillary services in the future.

Our Operating Subsidiaries have a diversified customer base and our customers come from a variety of industries with different scale of operations, including consulting, real estate planning, carpark management and social services, etc. See “Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS — A. Operating Results” for a breakdown of total revenues by category of activity for each of the last three financial years.

Services Provided by our Operating Subsidiaries

1.	System Development Services

System development services provided by our Operating Subsidiaries mainly focus on the development of cloud-based CRM systems and ERP systems for customers on a project-by-project basis. Each system is created to perform different functions as below:

i)	CRM system. CRM system developed by our Operating Subsidiaries cover the way our customers manage their relationship with their own customers or prospective customers across marketing, sales, customer service and e-commerce whereby our customers can automate and integrate their customer-facing activities with their operational systems for customer analytics, personalization, collaboration etc. The CRM system (i) stores, compiles, organizes and analyzes customer data such as customer information such as names, contact details and communication preferences etc. in a cloud-based application; (ii) tracks interactions between our customers and their customers (such as contact history, lead scoring, browsing and order history, online behavior and recent activities at our customer’s website that is connected with the CRM system); and (iii) generates reports and interactive dashboards on customer analytics so as to predict their customers’ preferences. Since the CRM system runs on a secure cloud computing environment, it is much less susceptible to security breaches which helps preserve data privacy, data integrity and confidentiality.

At the customer’s request, our Operating Subsidiaries may integrate a CRM system with the customer’s website to enable the customer to have direct access to its customer data and seamlessly integrate and connect online its marketing efforts with sales processes. The integration allows customers to better understand their customers’ online behavior, and thereby take a strategic approach in offering curated products and services as their customers’ needs evolve.

ii)	ERP system. ERP system developed by our Operating Subsidiaries is cloud-based and customized for individual customers based on their business nature and needs. It generally covers customers’ day-to-day business activities. It automates operations within a business and integrates all essential processes of a business operation such as planning, accounting, purchasing inventory, sales, marketing, finance, credit system and supply chain operations etc. into a single system in order to streamline business operations of our customers. It centralizes data collection, generates accurate real-time data reports, which allows data to be secured and accessed without delay and if necessary, predicts future stock needs of a product to keep inventory at a healthy level. This can not only assure data integrity, but also enable customers to have a direct oversight of their organization’s performance and be well-informed to make faster and better decisions. Since various technologies may be used throughout an organization, our Operating Subsidiaries tailor the ERP application to eliminate costly duplicates and incompatible technology.

2.	Web and mobile application development services

We develop mobile apps and web apps for customers through Techlution. Mobile apps are built to run on specific platforms (iOS and Android) when there is an active internet connection, and can be downloaded via application stores. Meanwhile, web apps are responsive websites that adjust the size of their browsers to fit any accessing devices such as desktops, mobile and tablets, etc., and they can be accessed via an internet browser without the need of a downloading process.

Customers engage Techlution for web and/or mobile application development services to cater to their specific needs. On a business-to-consumer basis, Techlution helps customers establish an online presence and enable their products or services to reach more end-customers. For internal management purposes, Techlution enables customers which are engaged in the distribution and logistics industry to monitor their employees who are generally working remotely from office, such as delivery drivers and couriers. For instance, Techlution designed a mobile application in 2020 for a logistics company to (i) assign delivery tasks to the customer’s employees according to the package’s destination; (ii) manage delivery vehicles; (iii) keep track on the status of each delivery; and (iv) give payment notice to its customers for its delivery services and any additional weight charges. Hence, Techlution provides one-stop customized application development services for customers from various industries, such as architectural design, logistics, airport management, property consulting, etc.

In order to create a customized mobile application or web application, Techlution provides its customers with one-stop services.

3.	AI-OCR services

On top of the traditional functions of OCR, our AI-OCR software can refine images, detect document types, analyze document layouts and perform advanced document-centric functions such as filtering information, producing document in various formats, generating reports and simultaneously capturing information and comprehending document contents due to application of NSL’s AI technologies. It has the ability to recognize text and data more accurately than a traditional OCR software as it is less susceptible to variables in a document. The algorithms in NSL’s AI engine are programmed to learn and recognize industry-specific items, phrases and jargons. For instance, it can understand the concept and make-up of a logo, color, size, quantity, date, place of origin, make and model of products, etc. from reading purchase orders. In fact, it can also differentiate shipping address from billing address, net weight from gross weight, serial number from reference number and seller from buyer. The AI-OCR software can thereby process documents with complex design layouts by pinpointing information that should be recorded. To streamline fault management, the AI-OCR software also checks for mistakes without the input or interference of a human-user. It therefore significantly reduces the need for manual entry of data or information that appears in images or documents. Incorporating AI technologies with OCR is certainly a solution to the challenges associated with traditional OCR software.

Real-world applications of AI-OCR software

Since the AI-OCR software is programmed to accurately process a large volume of documents of various kinds within a short span of time, it is an ideal instrument for the commercial and industrial world where mistakes are unaffordable and where there is a high demand in digitizing documents and systematically managing the large quantities of text and data. The AI-OCR software has already been applied to a wide range of businesses as it processes invoices, receipts, car registration licenses, address proofs, purchase orders, cheques, bank-in slips, wills, bank statements, application forms, company registration forms and identification documents, etc. for our customers on a daily basis. The following are a few real-world applications of the AI-OCR software:

1.	For traditional carparks, most monthly carpark users pay their rental or license fees by cheques, while some of them will pay by cash or credit cards. Carpark management companies are thereby required to deploy human resources to collect and deposit cheques manually, which is time consuming and not cost-effective. A well-established carpark management company in Hong Kong, being a subsidiary of a property management company listed on the Hong Kong Stock Exchange, has been using the AI-OCR software to automate the collection process of its carpark monthly rental or license fees, in managing some of its carparks. Carpark users may simply upload their bank-in slips or receipts after depositing their cheques through ATMs in Hong Kong to the AI-OCR software, and the AI-OCR software would then recognize the text (including the ATM receipts or bank-in slips) from the scanned receipts and produce a payment record accordingly. The manager of a carpark management company can export reports from the AI-OCR software to check for outstanding payments, thereby monitoring the carpark’s account receivables. It eliminates the need for collecting physical cheques, copies of the bank-in slip or ATM receipts and the need for manual entry and other ancillary administrative processes, which saves time and reduces labor costs.

2.	Shopping malls use AI-OCR software to set up loyalty programs that incentivize consumers to shop more frequently in the shopping malls and to encourage consumers’ repeat purchase behavior. The incentive may come in various forms such as discount coupons, free car park benefits and membership points etc. The AI-OCR software is able to recognize shopping receipts of various shopping malls and determine the corresponding award to be given to the consumers, and thus, eliminates the need for manual processing of receipts and possible errors that may occur in the manual process.

3.	The AI-OCR software can also recognize identification documents and use the information thereof to auto-fill application forms for financial institutions.

4.	Owing to the stringent regulations on anti-money laundering and counter-financing of terrorism, most companies operating in Hong Kong are obligated to conduct a “know-your-client” process to obtain client information and verify the client’s identity. The AI-OCR software can also recognize business registration certificates, identification documents of the directors and company registry forms etc. in Hong Kong. It is designed to go through a due diligence checklist, carry out follow-up protocols and generate requests of document for any missing information.

5.	The AI-OCR software can help to recognize insurance claim documents and relay the extracted information to an insurance company’s ERP system for further processing.

Customers who have embraced NSL’s AI technology have been able to process documents, text and other data more efficiently and save their costs of operations. We believe that our AI-OCR software will help making a substantial impact on a company’s bottom line, hence it is an attractive option for companies which seek to digitally transform their business operations and alleviate their administrative burdens.

Future developments of AI-OCR software

As NSL’s AI engine has the ability to learn by experience, we believe that its processing time and accuracy will improve over time; as the AI-OCR software gains a wider audience, we expect to extend its applications to industries we have yet to serve. We intend to promote and offer the AI-OCR services to corporations in the financial and insurance sector. When the AI-OCR software is used to recognizing new kinds of documents or for customers which operates in any new territories and environments which it is not familiar with, the AI-OCR software will be able to continuously improve its adaptability, scalability and ability to conceptualize more industry-specific items since its first commission. In acknowledging its strong capabilities and potential, we believe that NSL’s AI technology can achieve greater heights as it develops analytical skills and self-learning skills.

At this moment, the AI-OCR software has yet to comprehend notions that are descriptive in nature and form opinions thereof. For instance, it cannot interpret what constitutes a “good company.” Such a high-level concept proves to be a difficult task for the AI-OCR software as it would need to acquire deductive reasoning skills and a strong accounting background to discern the qualifications of a “good company.” Nevertheless, based on NSL’s understanding of AI, we believe that rationality can be taught through conditioning and setting values. When the AI-OCR software achieves this ability, it may provide recommendations to auditors or professional parties in relation to the state of a company.

Despite the advanced abilities of the AI-OCR software, it requires training from NSL’s software engineers before it is ready to process documents for customers. To ensure that the AI-OCR software can cater to the needs of customers, NSL requests sample documents from customers for AI-training. NSL’s software engineers use the samples to teach the software to recognize industry-specific items by manually matching items on each sample document to a specific description (i.e. date, shipping address, weight or logo), and such process needs to be repeated until the software has processed enough sample documents to form a basic understanding of the items that appeared in the samples. The AI-OCR software generally needs to process approximately 30 to 50 documents to reach the stage of understanding. Based on past experience, guiding the software through large volumes of documents is a labor-intensive task. However, induction training remains necessary because documents provided by customers of different industries would entail components that are distinctive and unique to their business. To reduce NSL’s administrative burden, NSL intends to design an interface that enables customers to simply use built-in labels to tag each component on their documents in order to help the software to get acquainted with components unique to their business and corporate documents.

Aside from NSL’s continuing research efforts into developing AI technologies, NSL also intends to introduce the AI-OCR software to overseas markets including Southeast Asia countries. Since NSL’s AI engine relies on its experience and database to recognize document contents, the AI-OCR software can specialize in reading particular types of documents if NSL manipulates the types of documents input into the software. It can thereby specialize in recognizing industry-specific items written in foreign languages. Since NSL is a Hong Kong-based company, the AI-OCR software has predominantly processed local documents, thus it can identify industry-specific items in languages commonly used in Hong Kong such as Chinese and English. As the Company plans to expand its customer base and extend its business overseas, NSL will further develop the AI-OCR software by uploading a large variety of foreign documents to the database of the AI-OCR software.

4.	Technological support and maintenance service and other services

Technological support and maintenance service

As part of our customer retention strategy, our Operating Subsidiaries typically perform technical support and system maintenance services for customers who previously required system development services. By continuously maintaining and improving customers’ systems, our Operating Subsidiaries enable customers to focus on their business and free them from having to divert extra manpower and financial resources to ensure the smooth functioning of their systems.

Upon customer’s requests, our Operating Subsidiaries carry out technical support services and system maintenance service, which may include helping customers diagnose systems, locate system failures, retrieve account names and passwords, change system settings, inspect abnormal login activities and rectify inappropriate operations by our customers’ staff. At times, our Operating Subsidiaries may receive customer’s requests upon short notice and are required provide ad-hoc system maintenance works.

Our Operating Subsidiaries typically provide a 12-month warranty period, during which they provide system maintenance to customers free of charge. The maintenance service fees incur only when customers subscribe for ongoing maintenance services after the warranty period expires. Although the revenue streams from providing technical support services and system maintenance services are relatively low compared to our project-based services, the revenue is recurring and this service requires a minimal amount of human resources.

Other services — NFT-related services

Techlution also provides three types of NFT-related services — creating NFT artwork, NFT marketplace and developing NFT-related games — for customers. As of the date of this annual report, we have not provided any other NFT-related ancillary services beyond the three above-mentioned services. Additionally, we have not owned or traded any NFT deliverables of our projects, and we do not develop or own any blockchain technologies. We also do not accept cryptocurrencies for our work to avoid price fluctuation in cryptocurrency. Nevertheless, we believe that the virtual economy is expanding exponentially and the NFT industry has high growth potential. Thus, along with increasing customer demands, we expanded our business and began the provision of NFT-related services based on each customer’s needs since 2022.

Suppliers

Our Operating Subsidiaries engage suppliers including cloud architects and service providers to provide the necessary support to our business operations.

Since the AI-OCR software processes documents with personal or confidential information, data protection has been one of the main concerns of our customers. A customer has required us to engage a cloud architect’s service to certify the data security aspects of the AI-OCR software as part of our contractual obligation. As such, we have engaged a cloud architect that has been shortlisted by our customer. Since the customer reviews its selection of cloud architects annually, we may engage in a different cloud architect each year.

Our Operating Subsidiaries engaged service providers to carry out certain tasks which require specific technical skills and knowledge (such as user interface design, marketing, programming, source control management, software auditing and cryptography) to save cost, expand our service scope and increase our work capacity. Two of our Operating Subsidiaries’ service providers are considered as related parties of the Company, for further details, see “Related Party Transactions.” According to the F&S Report, each IT solution project often involves a wide range of features and functions which require a large amount of human resources and the skillset of experienced specialists. Hence, IT solution service providers like our Operating Subsidiaries often have to outsource part or all of their works to fill our skills gap and cater customers’ needs. Customers may also demand our Operating Subsidiaries to complete a project within a short time-frame, and our Operating Subsidiaries may need additional resources from some service providers to satisfy unexpected customer demands.

Engaging service providers enhances our Operating Subsidiaries’ operational efficiency and allows them to dedicate more time to core business activities. The service providers work with our Operating Subsidiaries’ in-house software engineers and use their expertise to provide our Operating Subsidiaries with their insights and fresh perspectives to improve project deliverables. The management team of our Operating Subsidiaries also supervises the service providers to ensure the overall quality of work.

Although our business operation is well supported by our existing staff members, our working capacity and capability are subject to our human resources. We intend to hire more experienced talents to satisfy the increasing demand from our customers and reduce our reliance on our service providers. For the year ended September 30, 2023, two suppliers accounted for 20% and 13% of our total cost of revenue, respectively. For the year ended September 30, 2022, three suppliers accounted for 25%, 25% and 12% of our total cost of revenue, respectively. For the year ended September 30, 2021, two suppliers accounted for 39% and 17% of our total cost of revenue, respectively.

For the year ended September 30, 2021, there was one customer who was also our supplier. Gross profit for sales of service to this customer for the year ended September 30, 2021 was approximately HK$10,000 (approximately US$1,273). In view of (i) the existence of overlapping customers and suppliers; and (ii) our endeavors to adopt our pricing policy when determining the price for these overlapping customers and suppliers, we believe that there are no abnormal benefits to our Group or the overlapping customers and suppliers other than the profit and loss derived from the arm’s length transaction with such customers and suppliers disclosed above. For the year ended September 30, 2023, we did not identify any overlapping customers and suppliers.

As of the date of this annual report, we had not experienced any material disputes with our suppliers.

Cloud Service Provider

Techlution relies on an international third-party cloud service provider (the “Cloud Service Provider”) to host its solutions. The Cloud Service Provider is a subsidiary of an American multinational technology company focusing on e-commerce, cloud computing, online advertising, digital streaming, and artificial intelligence. The Cloud Service Provider’s services are delivered to customers via a network of its server farms located throughout the world. Techlution has entered into a customer agreement with the Cloud Service Provider to subscribe for its cloud services where Techlution is provided with a third-party platform which protects it from potential security breaches and cybersecurity incidents.

The customer agreement entered into between Techlution and the Cloud Service Provider contains the following significant terms:

Contractual term	:	The agreement is generally binding and effective when Techlution clicks an “I Accept” button or checks box presented with terms of the agreement, and will remain in effect until terminated. Generally, we may voluntarily terminate the agreement with the Cloud Service Provider at any time, and the Cloud Service Provider may terminate the agreement by giving us a 30-day notice prior to the termination.

Responsibility	:	Techlution is generally responsible for (i) any content it uploads; (ii) properly configuring and taking appropriate action to secure, protect and backup its contents; and (iii) maintaining licenses and adhering to the license terms of any software it runs.

Data security	:	The Cloud Service Provider will implement reasonable and appropriate measures designed to help secure any content that Techlution uploads against accidental or unlawful loss, access or disclosure.

Notice of changes to the services	:	The Cloud Service Provider may change or discontinue any of the services it provides from time to time but it will provide Techlution at least 12 months’ prior notice before discontinuing a material functionality of the services Techlution is using.

Data protection	:	The Cloud Service Provider will not access or use, or disclose to any third party, any of Techlution’s data, except, in each case, as necessary to maintain or provide the services, or as necessary to comply with the law or a valid and binding order of a governmental body (such as a subpoena or court order).

Service fees	:	The Cloud Service Provider calculates and bills fees and charges monthly.

Proprietary rights of our products and services	:	The Cloud Service Provider obtains no rights under the agreement from Techlution to any content that Techlution uploads and will not use any of the said content and data about Techlution’s use of the Cloud Service Provider’s services to compete with Techlution’s products and services.

Modifications to the agreement	:	The Cloud Service Provider may modify the agreement at any time by posting a revised version of the agreement on its website or giving Techlution notice, and Techlution agrees to be bound by the modified terms by continuing to use the Cloud Service Provider’s services.

Termination	:	Techlution may terminate the agreement for any reason by providing the Cloud Service Provider notice and closing its account for all services, and the Cloud Service Provider may terminate the agreement for any reason by providing Techlution at least 30 days’ advance notice.

Effect of Termination	:	Upon termination, all Techlution’s rights under the agreement will be immediately terminated. Following closure of Techlution’s account, the Cloud Service Provider will delete any content Techlution had uploaded.

We confirm that, as of the date of this annual report, there have been no material breach of the terms of the customer agreement entered into between Techlution and the Cloud Service Provider. See “Item 3. KEY INFORMATION — D. Risk Factors — Risks related to our business and industry — Our business relies on the cloud infrastructure operated by a third-party international cloud operator and other service providers for our business operations, and any disruption of or interference with our use of such services would adversely affect our business, results of operations and financial condition.”

Pricing Policy

1)	Customized projects

All web or mobile application development projects and NFT-related service projects, and for certain system development projects, are customized projects. Our pricing policy of these customized projects is determined based on the total cost of the project:

●	For projects with a higher cost, we charge a one-off setup fee per project development. Our fees are generally collected by three stages: deposit (50%); upon issue of a user acceptance test (“UAT”) (30%); and after UAT is accepted (20%). The UAT is phrase in which the IT solution is tested by the intended user or business representative, and UAT can only be accepted once the IT solution has been deemed to be satisfactory.

●	For projects with lower cost, we charge a deposit (50%) and the remaining fee (50%) upon completion. Our fees are collected as pre-payment once quotation is signed.

2)	Non-customized projects

For system development projects, our customers are generally charged with a one-time setup fee, per-user charges (charged based on the number of users), and a subscription fee which is a recurring fee for continuous subscription of our service.

For AI-OCR services, the details for our fee breakdown is as follows:

i)	one-time setup fee for customizing user interface for our AI-OCR software. Fees are collected by three stages: before commencement of work (50%), at the last phase of system testing process where the system is tested or released by its intended market (30%), and after all existing and potential bugs in the system are removed (20%).

ii)	recurring maintenance fee for user interface; and

iii)	we charge our customers HK$0.57 (approximately US$0.07) per receipt uploaded to the system.

3)	Maintenance and enhancement services

We also provide maintenance and enhancement services to our customers. For system development projects, maintenance services are free for the first year after the system is installed. Maintenance and enhancement service fees are then charged on a monthly basis (i.e. 10% of the revenue generated from the respective project) and revenue is recognized when service is provided.

Our Operational Procedures

As our Operating Subsidiaries provide various kinds of IT solution services ranging from CRM and ERP system development, web application and mobile application development services to AI-OCR services and NFT-related services, the operational procedures for each kind of services are different from others (for details, see the description of the different kind of services provided by our Operating Subsidiaries set out above). Nevertheless, our Operating Subsidiaries’ projects mainly include three main stages: (i) quotation and confirmation; (ii) processing and testing; and (iii) enhancement and completion.

(i)	Quotation and confirmation. Generally, a customer reaches us by phone or in person. After preliminary negotiation, we conduct customer interviews and prepare quotations which lists out all of the contents of the project and payment terms. If the project amount is over HK$100,000 (approximately US$12,739), the sales contract would require the approval of our chief executive officer (“CEO”) upon his review. The quotation is then issued to customer for acceptance of the contents of the service. Customer then signs off the quotation as a confirmation of our service. Invoice for first project payment is then reviewed and approved by CEO and details of invoice will be recorded.

(ii)	Processing and testing. Once the deposit is received, our CEO or chief technical officer (“CTO”) considers the capacity of staff and assigns projects to appropriate individuals accordingly. Upon completion of services or enhancement works, our CTO reviews the works and passes to CEO for approval. A second sales invoice and UAT form will be sent to customers.

(iii)	Enhancement and completion. If the customer finds bugs or items that have to be adjusted or rebuilt, we provide the service without additional charges. Our customer then completes the UAT form, which includes project name, testing date, content of the project tasks and customer comments. Signing and approving the UAT form indicates the completion of the project, and the system will be launched accordingly. A final invoice will then be sent to our customer.

Marketing strategies

We market our IT solutions mainly through our in-house direct sales team and through various branding and marketing activities such as hosting seminars and conferences with business partners and implementing search engine optimization marketing strategies. Meanwhile, we rely on our business relationships with and referrals from our existing customers, some of whom are market leaders in their industries.

Competition

Our business and results of operations depend on our ability to compete effectively in the cloud-based IT solution market in Hong Kong. Our competitive position may be affected by, among other things, the scope and quality of our solution offerings, our ability to price our solutions competitively, our ability for solutions planning and providing innovative solutions in response to our customers’ evolving demands. Compared with other local innovative technology companies, NSL is relatively experienced in the provision of AI-OCR services in Hong Kong. We listen to our customer’s demands and continuously improve the quality, performance and consistency of our works. We believe that our technological capabilities and industry expertise differentiate us from our competitors. Our technical team has possessed technological capabilities in, among others, advanced technologies across AI, big data and cloud. As existing or prospective competitors may introduce new technologies or provide more competitive solutions than us, competition may intensify in the future, and our competitiveness and market share, consequently, may be affected. In addition, leveraging our in-depth industry knowledge and extensive technological expertise, we have established and maintained trusting relationships with our customers in Hong Kong.

According to the F&S Report, the IT solutions market in Hong Kong is considered highly competitive and fragmented with over 1,000 establishments of various scales in 2021. For example, according to F&S, the OCR services industry in Hong Kong is relatively fragmented with top three market participants, namely WCL Solution Limited, Nikoyo (Holdings) Limited, and FormX.ai Limited, accounting for approximately 19.0% of market shares in terms of revenue in 2022. Competition may become more vigorous if other industry players, which are larger in scale, expand their business scope and provide the same services as ours. We would have to compete and strive for human resources, quality of work, product pricing, customer exposure, service type and brand recognition, which our competitors may have advantages over us. We may also face competition with emerging companies that offer a comparable range of services and newly established firms with similar insights as ours. Despite the competition, we believe that our core competitive advantages have allowed us to rapidly stand out as a reputable cloud-based IT solutions service provider.

As our solutions are generally customized, once they are integrated into customers’ existing systems, it is difficult for our customers to replace solutions or engage maintenance or upgrade services from other services providers. However, we are still subject to competition from a variety of players with developed technologies and long history of business. We compete against these companies for customers, market shares, as well as talent recruitment. Besides, we have invested significant resources in our new solutions services, such as our AI-OCR services and other new services to compete with other market players. Our long-term results of operations and continued growth will also depend on the competitiveness and market acceptance of our new solutions and services. We believe our new solution services will enable us to penetrate new markets, increase our revenue and strengthen our competitiveness. Furthermore, according to the F&S Report, driven by the thriving NFTs ecosystem increasing adoption of NFTs in game industry, the total sales value of NFT art and collectibles worldwide is expected to grow at a CAGR of 23.5% from 2022 to 2026. As the market expands, it is expected that more competitors, may enter into the NFT market to provide similar services as we do. Consequently, our competition may intensify in the future, and our competitiveness and market share may be affected.

Seasonality

We experience seasonal fluctuations in demand for our services and products. We generally experience lower demands for our services in July to September due to the delay in works caused by our customer’s management team’s travelling plans. We generally experience higher demands for our services in April to June due to our customer’s greater flexibility in budget. Accordingly, our financial performance during April to June, being the peak seasons, may be better than the other periods and may not accurately indicate our overall performance of the entire year. We have taken measures to maintain our performance throughout the entire year, such as maintaining sufficient manpower during peak seasons by rescheduling the rosters of our staff.

Legal Proceedings

During the three years ended September 30, 2021, 2022 and 2023 and as of the date of this annual report, we are not involved in any litigation and we are not aware of any threat of any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Insurance

We consider our insurance policies to be adequate and in line with the industry standard. As of the date of this annual report, we have maintained the following key insurance policies: (i) employees’ compensation and office insurance for our employees that include work injury under the regulatory requirements in Hong Kong; and (ii) professional indemnity insurance which provides indemnity to us against liabilities resulting from claims with respect to provision of our services for our employees. We do not maintain directors’ and officer’s liability insurance. As of the date of this annual report, our employee and customers have not made any material insurance claim in respect of the IT solution services we provided, and we did not make any material claims on insurance.

Please refer to the section headed “Item 3. KEY INFORMATION—D. Risk Factors—Risks related to our business and industry—We may not be adequately insured against losses and liabilities arising from our operations” for more details.

Intellectual Property

Our business is reliant on the creation, acquisition, use and protection of intellectual property, which may be in various forms such as software code, technology, copyright, domain names and data used and stored in our systems. While we will develop our own intellectual property such as the AI-OCR software developed by us, we may also acquire and/or license other intellectual property which is owned by third parties.

We actively seek the broadest coverage of our intellectual property rights by contractual constraints, registration of our domain names, and relying on legislation and common law protections in Hong Kong. We also avoid infringing the rights of our peers by educating and providing internal guidelines to our employees.

Trademark

As of the date of this annual report, we are the registered owner of the following trademark in Hong Kong, which we consider they are material to our business:

Trademark	Applicant	Class(es)	Date of registration	Trademark No.
	Techlution Service Limited	9, 35, and 42	February 20, 2023	306172821

Domain name

On February 24, 2023, we have entered into a license agreement with our CEO which grant us a sole, exclusive irrevocable license to use, execute, reproduce, display, transfer, distribute, sub-license or otherwise deal with the domain names mentioned below and grants us a right of first refusal with respect to the acquisition of the said domain names. For more detailed information, see “Item 3. KEY INFORMATION—D. Risk Factors—Risks related to our business and industry—If the domain names licensed to us are not properly maintained or the domain names underlying such licenses are not enforced, our competitive position and business prospects will be harmed.”

As of the date of this annual report, we have obtained the license of following domain names:

Domain name	Registrant	Date of registration	Expiry date
techlutionservice.com	Leung Tsz Him	5/12/2018	5/12/2024
neuralsense.io	Leung Tsz Him	21/8/2019	21/8/2024
techlution.io	Leung Tsz Him	22/01/2021	22/01/2025

Measures designed to avoid leakage of information and improper use of inside information

We have implemented measures designed to prevent the leakage of information and unauthorized use of inside information. These measures are outlined in the non-disclosure and non-solicitation undertaking in our employment contracts with our employees. Under these provisions, employees are required to refrain from disclosing any intellectual property and other confidential information obtained in their course of employment with us. This includes information about our business operations, as well as the business and affairs of our customers. These obligations extend beyond the duration of their employment, ensuring the continued protection of sensitive information even after their employment has ended.

Regulations

Our operations are subject to various laws and regulations in Hong Kong where we operate. Based on the representation of the directors of the Company regarding its operations, business and affairs, the following section of the annual report sets out summaries of certain aspects of Hong Kong laws and regulations which are material to our Group’s operations and business.

Business registration

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) (“BRO”) requires that every person carrying on any business shall make application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made or is deemed to be made under the BRO as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch as the case may be.

Supply of services

The Supply of Services (Implied Terms) Ordinance (Chapter 457 of the Laws of Hong Kong) (“SOSO”) which aims to consolidate and amend the law with respect to the terms to be implied in contracts for the supply of services (including a contract for the supply of a service whether or not goods are also transferred or to be transferred, or bailed or to be bailed by way of hire under the contract) provides that:

(a)	where the supplier is acting in the course of a business, there is an implied term that the supplier will carry out the service with reasonable care and skill; and

(b)	where the supplier is acting in the course of a business, the time for service to be carried out is not fixed by the contract, is not left to be fixed in a manner agreed by the contract or is not determined by the course of dealing between the parties.

There is also an implied term that the supplier will carry out the service within a reasonable time.

Where a supplier is dealing with a party to a contract for supply of service who deals as a consumer, the supplier cannot, by reference to any contract term, exclude or restrict any liability of his arising under the contract by virtue of the SOSO. Otherwise, where any right, duty or liability would arise under a contract for the supply of a service by virtue of the SOSO, it may (subject to the Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong)) be negative or varied by express agreement, or by the course of dealing between the parties, or by such usage as binds both parties to the contract.

Control of exemption clauses

The Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong) (“CECO”), which aims to limit the extent to which civil liability for breach of contract, or for negligence or other breach of duty, can be avoided by means of contract terms and otherwise, among others, provides that:

(a)	under section 7, a person cannot by reference to any contract term or to a notice given to persons generally or to particular persons exclude or restrict his liability for death or personal injury resulting from negligence and in the case of other loss or damage, a person cannot exclude or restrict his liability for negligence except in so far as the term or notice satisfies the requirement of reasonableness.

(b)	under section 8, as between contracting parties where one of them deals as consumer or on the other’s written standard terms of business, as against that party, the other cannot by reference to any contract term (i) when himself in breach of contract, exclude or restrict any liability of his in respect of the breach; or (ii) claim to be entitled to render a contractual performance substantially different from that which was reasonably expected of him; or (iii) claim to be entitled in respect of the whole or any part of his contractual obligation, to render no performance at all, except in so far as the contract term satisfies the requirement of reasonableness.

(c)	under section 9, a person dealing as a consumer cannot by reference to any contract term be made to indemnify another person (whether a party to the contract or not) in respect of liability that may be incurred by the other for negligence or breach of contract, except in so far as the contract term satisfies the requirement of reasonableness; and

(d)	under section 11, as against a person dealing as consumer, the liability for breach of the obligations arising under sections 15, 16 and 17 of the Sales of Goods Ordinance (Chapter 26 of the Laws of Hong Kong) cannot be excluded or restricted by reference to any contract term, and as against person dealing otherwise than as consumer, the liability arising under sections 15, 16 and 17 of the Sales of Goods Ordinance can be excluded or restricted by reference to a contract term, but only in so far as the terms satisfy the requirement of reasonableness.

Sections 7, 8 and 9 of the CECO do not apply to, among others, any contract so far as it relates to the creation or transfer of a right or interest in any patent, trade mark, copyright, registered design, technical or commercial information or other intellectual property, or relates to the termination of any such right or interest.

In relation to a contract term, the requirement of reasonableness for the purpose of the CECO is satisfied only if the court or arbitrator determines that the term was a fair and reasonable one to be included having regarded to the circumstances which were, or ought reasonably to have been, known to or in the contemplation of the parties when the contract was made.

Laws and regulations relating to employment

Pursuant to the Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (“EO”), all employees covered by the EO are entitled to basic protection under the EO including but not limited to payment of wages, restrictions on wages deductions and the granting of statutory holidays.

Pursuant to the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPFSO”), every employer of an employee covered by the MPFSO must take all practicable steps to ensure that the employee becomes a member of a registered Mandatory Provident Fund (“MPF”) scheme. An employer who, without reasonable excuse, fails to comply with such requirement may face a fine and imprisonment. The MPFSO provides that an employer who is employing a relevant employee must, for each contribution period, from the employer’s own funds, contribute to the relevant MPF scheme the amount determined in accordance with the MPFSO.

Pursuant to the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (“ECO”), all applicable employers are required to take out insurance policies to cover their liabilities under the ECO and at common law for injuries at work in respect of all of their employees. An employer failing to do so may be liable to a fine and imprisonment.

Pursuant to the Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (“MWO”), an employee covered by the MWO is entitled to be paid wages no less than the statutory minimum wage rate during the wage period. With effect from May 1, 2019, the statutory minimum hourly wage rate is HK$37.5 (approximately US$4.8). Failure to comply with MWO constitutes an offence under EO.

Regulations on personal data

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (“PDPO”), as amended, supplemented or otherwise modified from time to time places a statutory duty on data users to comply with the requirements of the six data protection principles contained in Schedule 1 to this ordinance. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a data protection principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six data protection principles are:

●	Principle 1 — purpose and manner of collection of personal data;

●	Principle 2 — accuracy and duration of retention of personal data;

●	Principle 3 — use of personal data;

●	Principle 4 — security of personal data;

●	Principle 5 — information to be generally available; and

●	Principle 6 — access to personal data.

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed of whether it is obligatory or voluntary for him/her to supply the data and the purpose for which the data is to be used;

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; and

●	the right to request access to and to request correction of his/her personal data.

Non-compliance with a data protection principle may lead to a complaint to the Privacy Commissioner for Personal Data. A claim for compensation may also be made by a data subject who suffers damage by reason of a contravention of a requirement under the PDPO.

We are aware that in the conduct of our ordinary course of business, we may have to collect personal information and data of our customers and/or their customers and users. We take reasonable and appropriate measures to protect this information and data from being accessed by unauthorized third parties. We adopt internal data privacy measures to minimize the risk in processing and handling such data, and comply with applicable laws and regulations.

We may receive personal information from users and may disclose such information to our service providers, designers, marketplaces, cloud infrastructure and analytics in order to facilitate the provision of services requested by our customers. These parties function as our agents and acts in accordance with our instruction pursuant to written contracts signed between us. We expect our service providers to adopt the same privacy protection standard as is required by our privacy policy and will ensure contractual protection in future collaborations. We may be required to disclose personal information for law enforcement authorities, court orders or subpoenas, including for the purpose of meeting national security or law enforcement requirements and we or other third parties may be compelled to do so when such demand arrives.

More importantly, it is our internal control policy that we generally do not store any personal information and/or data of our customers and their customers or users in our system unless the storage is on an as-needed basis. The personal information or data obtained by us, through the provision of our AI-OCR services, would be erased instantly once the services are provided.

Regulation on copyright and intellectual property

Pursuant to the Copyright Ordinance (Chapter 528 of the Laws of Hong Kong), a person may incur civil liability for “secondary infringement” if that person possesses, sells, distributes or deals with a copy of a work which is, and which he knows or has reason to believe to be, an infringing copy of the work for the purposes of or in the course of any trade or business without the consent of the copyright owner.

Pursuant to the Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong), trademarks must be registered with the Trade Marks Registry of the Intellectual Property Department under the Trade Marks Ordinance and the Trade Marks Rules (Chapter 559A of the Laws of Hong Kong) in order to enjoy protection by the laws of Hong Kong. Any use of the trade mark by third parties without the consent of the registered owner is an infringement of the trade mark.

C. Organizational Structure

See “—A. History and Development of the Company.”

D. Property, Plants and Equipment

Our office is located in Hong Kong. The property owner leased 5,913 square feet of office space to an entity which subleased part of the office to our Company on March 1, 2022. The sublease can be terminated with one-month notice. We estimate that our leased office space is approximately 2,000 square feet in aggregate. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This annual report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. KEY INFORMATION—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Key Factors Affecting Our Results of Operations

Our results of operations have been and will continue to be affected by a number of factors, including those set out below:

Economic and Industry Trends in Hong Kong

Our business and results of operations are affected by general factors affecting the industries we operate in. Key factors impacting our performance include (i) Hong Kong’s overall stable economy; (ii) the rising expectations and acceptance of digital transformation, IT modernization, advanced technologies, and analytics tools; (iii) changing government policies; and (iv) shifts in customer demand. Hong Kong’s steady economic landscape has fostered a favorable environment for the IT industry’s growth. The societal acceptance and demand for novel technology have led to growing incentives for the private segment to speed up their research and development progress, propelling continuous digitalization throughout the society in recent years. According to the F&S Report, the markets for our certain core IT solutions services, such as system development services, web and mobile application development services as well as AI-OCR services, have experienced gradual growth in recent years.

However, economic uncertainties or a slowdown in Hong Kong’s economy could lead to reduced expenditure on technology applications by our customers.

The evolving IT solution market presents both challenges and opportunities. Adapting to rapidly changing information technologies may require substantial investment in technology infrastructure enhancement and research and development. Our operations are also shaped by governmental policies and regulations. The Hong Kong government established the Innovation and Technology Fund in June 1999 to provide the necessary capital for companies that introduce innovative ideas to their businesses to upgrade their technological resources and finance projects. The Hong Kong government also published the Smart City Blueprint for Hong Kong in December 2017 to accelerate technology integration into the local economy and aims to make Hong Kong a technology-driven city. As a result, most transactions and interactions between citizens and the government can be conducted online, and integrated apps that reduce the time taken to fulfill inter-agency requests have been growing in number. In particular, the Government Cloud Infrastructure Services (“GCIS”), the new generation of government cloud services, was launched in September 2020 to replace the Government Cloud, the Central Computer Centre Virtualized Infrastructure and the e-Government Infrastructure Services. Leveraging modern cloud technologies, GCIS provides a secure, reliable and scalable IT infrastructure equipped with agile application development tools to facilitate bureaux and departments in the development and delivery of digital government services. As such, we believe there will be a continuous demand for IT solutions services.

Ability to Diversify Our Customer Base

Leveraging our technological and sales and marketing capabilities, we have established and maintained trusted relationships with diverse reputable institutions from a variety of industries with various scales of operations, including but not limited to consulting, real estate planning, carpark management and social services, etc. We aim to retain and acquire customers by, among others, enhancing the quality and functionality of our cloud-based IT solution services and offering additional innovative solutions.

Ability to Manage Costs and Expenses

Our ability to manage and control our costs and expenses, particularly our staff costs, is a key factor affecting our results of operations. For the years ended September 30, 2021, 2022 and 2023, our staff costs and director’s remuneration of our Operating Subsidiaries and our Company represented a major component of our cost of revenue and operating costs. For the years ended September 30, 2021, 2022 and 2023, our total staff costs (including those recognized in cost of revenue and operating expenses) and director’s remuneration of our Operating Subsidiaries and our Company accounted for 46.51%, 33.96% and 49.38% of our total cost of revenue and other recurring operating costs (i.e. our selling, general and administrative expenses), respectively. We expect our staff costs to increase in absolute terms as we plan to increase our headcount and compensation base to compete for talents. In addition, our management fee and consultancy fee represented another major component of our cost of revenue and operating costs. For the years ended September 30, 2021, 2022 and 2023, our management fee and consultancy fee accounted for 39.57%, 47.74% and 25.54% of our total cost of revenue and other recurring operating expenses (i.e. our selling, general and administrative expenses), respectively. We expect that our consultancy fee will increase in the future as we may procure more cloud architecture services from the independent suppliers to support the expansion of our business, while we expect that our management fee will decrease in the future. We will regularly review the actual staff costs of our projects and compare the service fees charged by our suppliers with the market prevailing prices. We will further negotiate the service fees with our suppliers to adjust the service fees if the service fees charged by our suppliers are higher than the market prevailing prices. We believe that these measures would lower our costs and have a positive effect on our business, results of operations, and financial condition in the long term.

Pricing Policy of Our Services and Changes in Service Mix

Our pricing policy has a significant impact on our results of operations. Generally, our pricing is primarily determined by (i) the scope of work; (ii) the nature and complexity of a project; (iii) the extent of customization required for a project; and (iv) estimated project duration. However, it may be influenced by, among other things, market demand, competition, our bargaining power and expected profitability. This means that we may not be able to set an optimal price at all times.

We engage in detailed negotiations and discussions regarding fees with our customers before service provision. The results of these negotiations are influenced by various factors including the customer’s market standing, our relationship with them, the competitiveness of our pricing, and specific customer requirements. We regularly adjust our prices in line with market rates to maintain competitiveness.

Our Operating Subsidiaries offer a wide range of cloud-based IT solution services, including system development services, web and mobile application development services, AI-OCR services, technological support and maintenance services and other services projects and NFT projects. The pricing of these services is dependent on the aforementioned factors and directly affects our revenue and profitability. For example, our AI-OCR services, mostly automated and requiring less staff involvement, typically generate higher gross profit margins compared to other services. Our service mix is subject to market demand, competition, and technological advancements and any significant shifts in our service mix and pricing strategy may influence our overall gross profit margin. Nonetheless, we believe that our current pricing policy enables us to set optimal prices that reflect market conditions and maximize our profitability.

Timing of Revenue Recognition

Our results of operations may be affected by the timing of our revenue recognition. The duration of our projects may vary extensively depending on the scope of work and the extent of customization required. Once we have substantially completed a project, we would issue a user acceptance test letter to our customers to request that they test out the project deliverables and confirm the performance which meets all specifications. Should our customers find our solutions unsatisfactory, we may have to amend our project deliverables and the user acceptance test may need to be performed multiple times until our project deliverables are acceptable to our customers. If we are unable to resolve all problems arising from the project deliverables or if our customers are unable to execute a user acceptance test due to customers’ internal difficulties, a project’s completion may be delayed indefinitely. Since the completion of our projects are subject to our customer’s acceptance of the project deliverables, we may not be able to recognize revenue for a project within a financial period due to the postponement of completion and our financial performance could thereby fluctuate from period to period.

Results of Operations

	(Predecessor)				(Successor)
	For the years ended September 30,			From October 1, 2022 to October 11,	From October 12, 2022 to September 30,	For the year ended September 30,
	2021	2022		2022	2023	2023
	HK$	HK$	US$	HK$	HK$	HK$	US$
Revenues	4,055,406	4,421,208	563,226	—	8,689,749	8,689,749	1,109,689
Cost of revenue	(2,598,293)	(3,419,035)	(435,557)	—	(5,843,677)	(5,843,677)	(746,243)
Gross profit	1,457,113	1,002,173	127,669	—	2,846,072	2,846,072	363,446
Operating Expenses:
Listing expenses	—	—	—	—	(2,373,596)	(2,373,596)	(303,110)
Selling, general and administrative expenses	(2,382,351)	(3,716,233)	(473,418)	(173,188)	(7,053,591)	(7,226,779)	(922,866)
Total operating expenses	(2,382,351)	(3,716,233)	(473,418)	(173,188)	(9,427,187)	(9,600,375)	(1,225,976)
Loss from operations	(925,238)	(2,714,060)	(345,749)	(173,188)	(6,581,115)	(6,754,303)	(862,530)
Other (loss)/income:
Other income, net	16,500	210,450	26,810	16,801	77,137	93,938	11,996
Interest expense, net	(47,743)	(86,621)	(11,035)	—	(74,587)	(74,587)	(9,525)
Total other (loss)/income	(31,243)	123,829	15,775	16,801	2,550	19,351	2,471
Loss before tax expense	(956,481)	(2,590,231)	(329,974)	(156,387)	(6,578,565)	(6,734,952)	(860,059)
Income tax expense	(24,554)	(73,323)	(9,341)	—	(252,408)	(252,408)	(32,233)
Net loss	(981,035)	(2,663,554)	(339,315)	(156,387)	(6,830,973)	(6,987,360)	(892,292)
Other comprehensive loss:
Foreign currency translation gain/(loss), net of taxes	—	—	—	—	—	—	—
Total comprehensive loss	(981,035)	(2,663,554)	(339,315)	(156,387)	(6,830,973)	(6,987,360)	(892,292)

Comparison of Results of Operations for the Years Ended September 30, 2023 and 2022

Revenue

The following table set forth the breakdown of our revenue by services types for the years indicated:

	(Predecessor)			(Successor)
	Year ended September 30,		From October 1, 2022 to October 11,	From October 12, 2022 to September 30,	For the year ended September 30,
	2022	2022	2022	2023	2023
	HK$	US$	HK$	HK$	HK$	US$
System development	3,602,067	458,874	—	5,969,112	5,969,112	762,261
Web and mobile application development	391,000	49,810	—	—	—	—
AI-OCR services	68,141	8,681	—	80,970	80,970	10,340
Technological support and maintenance service and other services	360,000	45,861	—	1,054,667	1,054,667	134,682
NFT	—	—	—	1,585,000	1,585,000	202,406
Total	4,421,208	563,226	—	8,689,749	8,689,749	1,109,689

Our revenue primarily consisted of system development, web and mobile application development, AI-OCR services, NFT and technological support and maintenance service and other services. All of our revenue for the years ended September 30, 2022 and 2023 were generated in Hong Kong.

Our revenue significantly increased by HK$4,268,541 (approximately US$546,463), or 96.55%, from HK$4,421,208 for the year ended September 30, 2022 to HK$8,689,749 (approximately US$1,109,689) for the year ended September 30, 2023, primarily due to (i) the increase in our revenue generated from system development services, primarily attributable to the completion of several projects including the development of parking management solution, pre-booking systems and other internal systems for two carpark management companies in Hong Kong; (ii) the increase in revenue from NFT-related services resulting from our engagement of two NFT projects in 2023, which involved creating an NFT marketplace, developing NFT-related artworks, building an NFT minting site, and preparing a proposal in relation to an NFT-related game; and (iii) the increase in revenue from our technological support and maintenance service and other services, primarily attributable to the provision of the maintenance services on the enrollment and payment system of a local non-government organization which is dedicated to the welfare services to children and youth in Hong Kong.

Cost of revenue

The following table set forth the breakdown of our cost of revenue for the years indicated:

	(Predecessor)			(Successor)
	Year ended September 30,		From October 1, 2022 to October 11,	From October 12, 2022 to September 30,	For the year ended September 30,
	2022	2022	2022	2023	2023
	HK$	US$	HK$	HK$	HK$	US$
Staff costs	933,807	118,959	—	2,809,742	2,809,742	358,807
Management fee	1,239,000	157,838	—	545,000	545,000	69,597
Consultancy fee	1,246,228	158,760	—	2,488,935	2,488,935	317,839
Total	3,419,035	435,557	—	5,843,677	5,843,677	746,243

Our cost of revenue saw a significant increase of HK$2,424,642 (approximately US$310,686), or 70.92%, from HK$3,419,035 for the year ended September 30, 2022 to HK$5,843,677 (approximately US$746,243) for the year ended September 30, 2023. This increase primarily stemmed from (i) the increase in staff costs as a result of the increase in headcount to support our business growth; and (ii) the increase in the consultancy fee which was charged by our Operating Subsidiaries’ independent suppliers for providing cloud architecture services to support our cloud-based IT solution services. Our management fee mainly represented the fee charged by Simplus IO Limited and ProAlgories Limited, which provided ad-hoc technical support services and staff to assist our Group with project execution. Since February 8, 2023, following our team’s expansion, our Operating Subsidiaries have ceased to procure the ad-hoc technical support services and human resources from these two related companies. As such, our management fee decreased by 56.01% for the year ended September 30, 2023. We expect our management fee will decrease in the future.

Gross profit

Our gross profit amounted to HK$1,002,173 and HK$2,846,072 (approximately US$363,446) for the years ended September 30, 2022 and 2023, respectively, which was in line with our revenue growth as mentioned above. Our gross profit margin has also increased from 22.67% for the year ended September 30, 2022 to 32.75% for the year ended September 30, 2023, which was mainly attributable to the increase in our revenue from NFT-related services which generally entailed higher gross profit margins as compared to those of system development services and web and mobile application development services.

Selling, general and administrative expenses

The following table set forth the breakdown of our selling, general and administrative expenses for the years indicated:

	(Predecessor)				(Successor)
	Year ended September 30,		From October 1, 2022 to October 11,		From October 12, 2022 to September 30,		For the year ended September 30,
	2022	2022	2022		2023		2023
	HK$	US$	HK$		HK$		HK$		US$
Staff costs	598,607	76,258	—		2,014,983		2,014,983		257,315
Director’s remuneration of our Operating Subsidiaries and our Company	891,000	113,506	430		1,629,589		1,630,019		208,155
Rental expenses and amortization of right of use assets related to finance leases	551,882	70,305	—		637,864		637,864		81,456
Consultancy fee	921,375	117,376	155,000	(1)	149,250	(1)	304,250	(1)	38,853
Depreciation	6,430	819	—		9,904		9,904		1,265
Amortization of the intangible assets	—	—	—		511,681		511,681		65,342
Entertainment expenses	46,181	5,883	10,285		246,429		256,714		32,783
Bad debt expenses	313,362	39,920	—		—		—		—
Travelling expenses	—	—	—		116,765		116,765		14,911
Audit fee	—	—	—		1,072,000		1,072,000		136,895
Others(2)	387,396	49,351	7,473		665,126		672,599		85,891
Total	3,716,233	473,418	173,188		7,053,591		7,226,779		922,866

(1)	During the period from October 1, 2022 to October 11, 2022, the Predecessor recorded a consultancy service fee of HK$155,000 under administrative expense and such expense was reclassified to cost of revenue during the period from October 12, 2022 to September 30, 2023 when the performance obligation was satisfied at a point of time and recognized in revenue upon the completion of services to the customers. During the period from October 12, 2022 to September 30, 2023, a consultancy service fee of HK$304,250 was incurred by Successor. Thus, a net amount of HK$149,250 was recorded for this period.

(2)	Others mainly included accounting fees, advertising fees, computer expenses, cleaning fees, motor car expenses and utilities expenses, etc.

Our selling, general and administrative expenses increased by HK$3,510,546 (approximately US$449,448), or 94.47%, from HK$3,716,233 for the year ended September 30, 2022 to HK$7,226,779 (approximately US$922,866) for the year ended September 30, 2023 for the year ended September 30, 2023, primarily due to (i) the increase in staff costs as a result of the increase in number of our administrative and marketing staff to support our business expansion; (ii) an increase in director’s remuneration of our Operating Subsidiaries and our Company primarily attributable to our appointments of two executive directors in February 2023 and an independent non-executive director in January 2023; (iii) the increase in audit fee due to an audit fee for a listed corporation charged by our auditor while we were still a private company in previous year; and (iv) the increase in amortization of our intangible assets (i.e. our technical know-how and coding for our system development services and our AI-OCR services). Such increase was partially offset by the decrease in consultancy fee, mainly attributable to the service fee for composing the codes and developing programs to facilitate our web and mobile application development services during the year ended September 30, 2022, which was not replicated during the year ended September 30, 2023; and (ii) the purchase of a data scraper software used for preliminary works for the system development projects for the year ended September 30, 2022, while no such cost was incurred during the year ended September 30, 2023.

Other income

For the fiscal years ended September 30, 2022 and 2023, our total other income amounted to HK$123,829 and HK$19,351 (approximately US$2,471), respectively. The decrease in the total other income was primarily attributable to the subsidy under the Employment Support Scheme the Group received from the Hong Kong government in 2022 was non-recurring for the year ended September 30, 2023.

Listing expenses

Our listing expenses amounted to HK$2,373,596 (approximately US$303,110) for the year ended September 30, 2023. These expenses were primarily consisted of the financial advisory fee for coordinating various professional parties in relation to the listing of the Company on Nasdaq. This coordination involved working with the Company’s auditors, legal advisers, underwriters and financial printer. No listing expense was recognized for the year ended September 30, 2022, as the Company’s listing process commenced after this date.

Income tax expense

Our income tax expenses amounted to HK$73,323 and HK$252,408 (approximately US$32,233) for the years ended September 30, 2022 and 2023, respectively. Such increase in income tax expense was mainly attributable to the increase in profit before income tax expense of an operating subsidiary of our Group for the year ended September 30, 2023.

Net loss

As a result of the foregoing, our net loss increased by HK$4,323,806 (approximately US$552,977), or 162.33% from HK$2,663,554 for the year ended September 30, 2022 to HK$6,987,360 (approximately US$892,292) for the year ended September 30, 2023.

Comparison of Results of Operations for the Years Ended September 30, 2022 and 2021

Revenue

The following table set forth the breakdown of our revenue by services types for the years indicated:

	(Predecessor)
	Year ended September 30,
	2021	2022	2022
	HK$	HK$	US$
System development	3,184,948	3,602,067	458,874
Web and mobile application development	235,000	391,000	49,810
AI-OCR services	495,458	68,141	8,681
Technological support and maintenance service and other services	140,000	360,000	45,861
	4,055,406	4,421,208	563,226

Our revenue increased by HK$365,802 (approximately US$46,600) or 9.02%, from HK$4,055,406 for the year ended September 30, 2021 to HK$4,421,208 (approximately US$563,226) for the year ended September 30, 2022, primarily due to (i) the increase in demand for our enhanced system development services including setting up a new digital operation platform and developing electronic parking card, etc. from a major customer which is principally engaged in car park management services in Hong Kong; and (ii) the provision of system development services related to the development of a back-end management system, website and mobile app for a customer which is a property agent. For our revenue generated from AI-OCR services, we recorded a decrease of HK$427,317 (approximately US$54,437) or 86.25%, from HK$495,458 for the year ended September 30, 2021 to HK$68,141 (approximately US$8,681) for the year ended September 30, 2022. This decrease was primarily attributable to the one-off set up fees charged for customizing user interface for our AI-OCR software for the year ended September 30, 2021 which was not replicated for the year ended September 30, 2022. Going forward, for AI-OCR services, we plan to charge recurring subscription fees based on the number of receipts uploaded to the system, as well as maintenance fees for user interface after the system and the software have been set up.

Cost of revenue

The following table set forth the breakdown of our cost of revenue for the years indicated:

	(Predecessor)
	Years ended September 30,
	2021	2022	2022
	HK$	HK$	US$
Staff costs	896,921	933,807	118,959
Management fee	1,000,392	1,239,000	157,838
Consultancy fee	700,980	1,246,228	158,760
Total	2,598,293	3,419,035	435,557

Our cost of revenue increased by HK$820,742 (approximately US$104,556) or 31.59%, from HK$2,598,293 for the year ended September 30, 2021 to HK$3,419,035 (approximately US$435,557) for the year ended September 30, 2022, primarily due to (i) the increase in staff costs as a result of the increase in headcount to support daily operation; and (ii) the increase in the consultancy fee, which was charged by our Operating Subsidiaries’ independent suppliers for providing cloud architecture services to support cloud-based IT solution services, as a result of the increase in demand for customized project development services.

Our management fee represented a fee charged by Simplus IO Limited and ProAlgories Limited. Simplus IO Limited is wholly owned by a limited company incorporated in the BVI, which was owned by the CEO of our Company. ProAlgories Limited is solely owned and controlled by the spouse of the CEO of our Company. These two companies provided ad-hoc technical support services and staff to assist our Group in executing the projects during the years ended September 30, 2021 and 2022 and thus charged us the management fee. Our management fee increased by HK$238,608 (approximately US$30,397) or 23.85%, from HK$1,000,392 for the year ended September 30, 2021 to HK$1,239,000 (approximately US$157,838) for the year ended September 30, 2022, primarily due to the increase in demand for services for the year ended September 30, 2022, resulting in the increase in procuring the ad-hoc technical support services and human resources from these two related companies to execute our projects. Since February 8, 2023, as a result of the expansion in team, our Operating Subsidiaries have ceased to procure the ad-hoc technical support services and human resources from these two related companies. As such, we expect the management fee will decrease in the future.

Gross profit

Our gross profit amounted to HK$1,457,113 and HK$1,002,173 (approximately US$127,669) for the years ended September 30, 2021 and 2022 and our gross profit margin was 35.93% and 22.67% for the years ended September 30, 2021 and 2022, respectively. Such decrease in gross profit and gross profit margin for the year ended September 30, 2022 was mainly attributable to the decrease in the gross profit margins of our system development services and web and mobile application development services.

The decrease in gross profit margin of our system development services was mainly attributable to (i) one of our projects which required a higher extent of customization in developing its system, resulting in higher direct costs; and (ii) the lower profit margin of the aforesaid project with a view to maintaining a long-term relationship with this customer.

The decrease in gross profit margin of our web and mobile application development services was mainly attributable to (i) higher staff costs incurred for additional services requested by our customers, including enhancement of user interface and user experience of our web and mobile applications, with little additional service fees charged by us to our customers for the purpose of maintaining a long-term relationship with them; and (ii) the impact of COVID-19 which delayed acceptance of our work by some of our customers and therefore completion of some of our projects, in which case we had to arrange staff to monitor and maintain the applications, resulting in higher staff costs.

Selling, general and administrative expenses

The following table set forth the breakdown of our selling, general and administrative expenses for the years indicated:

	(Predecessor)
	Years ended September 30,
	2021	2022	2022
	HK$	HK$	US$
Staff costs	387,775	598,607	76,258
Director’s remuneration of our Operating Subsidiaries	1,032,000	891,000	113,506
Rental expenses and amortization of right of use assets related to finance leases	389,103	551,882	70,305
Consultancy fee	269,400	921,375	117,376
Depreciation	450	6,430	819
Bad debt expense	—	313,362	39,920
Others	303,623	433,577	55,234
Total	2,382,351	3,716,233	473,418

Our selling, general and administrative expenses mainly represented staff costs and director’s remuneration of our Operating Subsidiaries, rental expenses and amortization of right of use assets related to finance lease, depreciation, bad debt expense and consultancy fee. Our selling, general and administrative expenses increased by HK$1,333,882 (approximately US$169,926), or 55.99%, from HK$2,382,351 for the year ended September 30, 2021 to HK$3,716,233 (approximately US$473,418) for the year ended September 30, 2022, mainly due to the increase in (i) consultancy fee resulting from the increase in procurement of data scraping and data extraction tools and services; (ii) staff costs as a result of the increase in number of administrative headcount; (iii) rental expenses and amortization of the right of use asset related to finance lease resulting from the increase in monthly rental expense of our current office as compared to our previous office as well as the full-year effect of the amortization of our motor vehicle, which was purchased in May 2021; and (v) the provision of bad debts on doubtful accounts receivables, which were offset by the decrease in the director’s remuneration.

Other (loss)/income

Our other (loss)/income mainly represented the subsidies granted by the Hong Kong government to our Company and interest expense on bank loans. We recorded a total other loss of HK$31,243 for the year ended September 30, 2021 and a total other income of HK$123,829 (approximately US$15,775) for the year ended September 30, 2022, mainly attributable to the increase in the subsidies of the Employment Support Scheme initiated by the Hong Kong government as a result of the increase in the number of employees of the Group during the year ended September 30, 2022 and such increase in subsidies was able to cover the increase in interest expenses on bank loans for the year ended September 30, 2022 due to the increase in average balance of bank loan.

Income tax expense

Despite a loss before tax expense for the years ended September 30, 2021 and 2022, we were subject to income tax for the respective years, mainly due to (i) the effect of the non-deductible expenses; and (ii) valuation allowance which was mainly provided against deferred tax assets caused by our net operating losses carried forward where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized due to their continuous losses, according to U.S. GAAP. Our income tax expense amounted to HK$24,554 for the year ended September 30, 2021 and HK$73,323 (approximately US$9,341) for the year ended September 30, 2022.

Net loss

As a result of the foregoing, our net loss increased by HK$1,682,519 (approximately US$214,339), or 171.50% from HK$981,035 for the year ended September 30, 2021 to HK$2,663,554 (approximately US$339,315) for the year ended September 30, 2022.

B. Liquidity and capital resources

Liquidity and Capital Resources

Our primary source of liquidity historically has been generated from our business operations, equity contributions from our shareholders and borrowings, which have historically been sufficient to meet our working capital and capital expenditure requirements. As of September 30, 2021, 2022 and 2023, our cash and cash equivalents were HK$1,437,791, HK$2,801,810 and HK$3,629,347 (approximately US$463,471), respectively.

We have obtained bank loans, all denominated in HK dollars, to finance our operation. These loans carry an interest rate of 2.75% per annum. As of September 30, 2021, 2022 and 2023, the current portion of our bank loans amounted to HK$431,746, HK$681,046 and HK$562,331 (approximately US$71,810), respectively, while a long-term portion of our bank loans amounted to HK$2,150,575, HK$1,469,529 and HK$911,272 (approximately US$116,370), respectively. Our outstanding bank loans as of September 30, 2023 will be matured in March 2026. The loan has been guaranteed by Hong Kong Mortgage Corporation Insurance Limited under the SME Financing Guarantee Scheme and Mr. Leung Tsz Him.

Additionally, on January 26, 2023, we entered into a share subscription agreement with our shareholders, pursuant to which our shareholders have agreed to subscribe for an aggregate of 10,000 new shares of the Company on a pro-rata basis for a total consideration of HK$10,000,000 (approximately US$1,273,918). The entire subscription amount was received by our Company on the same day. This proceed from this subscription were used for daily operations of our Company. Despite the shareholders’ deficits as of September 30, 2021 and 2022, after the capital injection, we recorded a turnaround from the shareholder deficit position as of September 30, 2022 to a net asset position as of September 30, 2023.

We believe that our current cash, cash equivalent and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital, capital expenditures and debt repayment, for at least the next 12 months from the date of this annual report. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue, and we may incur additional indebtedness such as new bank loans in the future.

The following table sets forth our selected consolidated cash flow data for the years indicated:

	(Predecessor)				(Successor)
	Years ended September 30,			From October 1, 2022 to October 11,	From October 12, 2022 to September 30,	Year ended September 30,
	2021	2022	2022	2022	2023	2023
	HK$	HK$	US$	HK $	HK$	HK$	US$
Net cash (used in) / provided by operating activities	(531,828)	1,561,907	198,974	(276,602)	4,296,899	4,020,297	513,395
Net cash (used in) / provided by investing activities	(901,238)	378,727	48,247	—	(10,048,432)	(10,048,432)	(1,283,193)
Net cash provided by / (used in) financing activities	2,723,443	(576,615)	(73,456)	(18,966)	6,874,638	6,855,672	867,286
Net increase / (decrease) in cash	1,290,377	1,364,019	173,765	(295,568)	1,123,105	827,537	97,488
Unrealized exchange difference separately from cash flows from financing activities	—	—	—	—	—	—	8,190
Cash as the beginning of the year	147,414	1,437,791	183,163	2,801,810	2,506,242	2,801,810	357,793
Cash as of the end of the year	1,437,791	2,801,810	356,928	2,506,242	3,629,347	3,629,347	463,471

Operating Activities

Our cash inflow from operating activities was principally from the receipt of revenue. Our cash outflow used in operating activities was principally for payment of staff costs, rental expenses, director’s remuneration of our Operating Subsidiaries and our Company, management fee, consultancy fee and other operating expenses.

For the year ended September 30, 2023, we had net cash provided by operating activities of HK$4,020,297 (approximately US$513,395), mainly arising from the net loss of HK$6,987,360 (approximately US$892,292) adjusted for certain non-cash expense items and changes in operating assets and liabilities of HK$11,007,657 (approximately US$1,405,687). Certain non-cash expense items consisted of (i) the amortization of intangible assets of HK$511,681 (approximately US$65,342); (ii) the amortization of right of use assets related to finance lease of a motor vehicle of HK$248,620 (approximately US$31,749); (iii) a loss on disposal on property and equipment of HK$16,923 (approximately US$2,161); and (iv) depreciation of HK$9,904 (approximately US$1,265). Changes in operating assets and liabilities mainly included (i) the increase in accrued expenses and other liabilities of HK$11,003,342 (approximately US$1,405,136); (ii) the increase in advance from customers of HK$517,433 (approximately US$66,076); and (iii) the increase in income tax payable of approximately HK$233,259 (approximately US$29,787), which were partially offset by (i) the increase in accounts receivable of HK$243,155 (approximately US$31,051); (ii) the decrease in deferred revenue of HK$1,040,951 (approximately US$132,930); and (iii) the increase in deferred cost of revenue of HK$249,399 (approximately US$31,848).

For the year ended September 30, 2022, we had net cash provided by operating activities of HK$1,561,907 (approximately US$198,974), mainly arising from the net loss of HK$2,663,554 (approximately US$339,315) adjusted for certain non-cash expense items and changes in operating assets and liabilities of HK$4,225,461 (approximately US$538,289). Certain non-cash expense items consisted of (i) amortization of right of use assets related to finance lease of a motor vehicle of HK$131,159 (approximately US$16,709); (ii) provision of allowance for doubtful accounts of HK$313,362 (approximately US$39,920); and (iii) non-cash lease expense of HK$150,640 (approximately US$19,190). Changes in operating assets and liabilities mainly included (i) the increase in accrued expenses and other liabilities of HK$409,762 (approximately US$52,200); (ii) the increase in deferred revenue of HK$4,666,012 (approximately US$594,412); (iii) the increase in advance from customers of HK$165,000 (approximately US$21,020); and (iv) the decrease in accounts receivables of approximately HK$69,138 (approximately US$8,808), which were partially offset by (i) the increase in deferred cost of revenue of HK$1,377,776 (approximately US$175,518); and (ii) the increase in rental deposit of HK$119,548 (approximately US$15,230).

For the year ended September 30, 2021, we had net cash used in operating activities of HK$531,828, mainly arising from the net loss of HK$981,035 as adjusted for certain non-cash expense items and changes in operating assets and liabilities of HK$449,207. Certain adding back non-cash expense items mainly consisted of (i) amortization of right of use assets related to finance lease of a motor vehicle of HK$43,720; and (ii) non-cash lease expense of HK$353,128. Changes in operating assets and liabilities mainly included (i) the increase in net accounts receivables of HK$76,924; (ii) the increase in deferred cost of revenue of HK$261,000; and (iii) the decrease in lease liability HK$426,513, which were partially offset by (i) the increase in deferred revenue of HK$517,315; (ii) the increase in accrued expense and other liability of HK$139,031; and (iii) the increase in advance from customers of HK$160,000.

Investing Activities

Our cash outflows investing activities were principally for our capital expenditures including the purchase of property and equipment, purchase of subsidiaries, advance to a related party and payment for acquiring the right of use assets-finance lease. Our cash inflows from investing activities were principally from the repayment from a related party.

For the year ended September 30, 2023, we had net cash used in investing activities of HK$10,048,432 (approximately US$1,283,193), mainly due to (i) the acquisition costs of HK$10,000,000 (approximately US$1,277,008) incurred by us to acquire our Operating Subsidiaries in business combinations; and (ii) the purchase of property and equipment of HK$48,432 (approximately US$6,185).

For the year ended September 30, 2022, we had net cash provided by investing activities of HK$378,727 (approximately US$48,247), mainly due to collection from a related party of HK$404,182 (approximately US$51,489).

For the year ended September 30, 2021, we had net cash used in investing activities of HK$901,238, mainly due to advance to a related party of HK$809,170.

Financing Activities

Our cash provided by financing activities was principally from proceeds of new bank loans, borrowings from a related party, the proceeds from issue of shares, capital reserves from shareholders and the repayment from a director while our cash used in financing activities was principally for deferred offering costs, repayment of bank loans, finance leases and advances to the related parties.

For the year ended September 30, 2023, we had net cash provided by financing activities of HK$6,855,672 (approximately US$867,286), mainly arising from (i) the proceeds from issue of shares of HK$10,000,100 (approximately US$1,273,914); (ii) the increase in capital reserves from shareholders of HK$16,364,143 (approximately US$2,084,633); and (iii) the repayment from a director of HK$1,787,619 (approximately US$228,281). Our cash provided by financing activities during this year was partially offset by (i) the repayment to bank loans of approximately HK$676,972 (approximately US$86,450); (ii) the deferred offering costs of HK$18,758,367 (approximately US$2,395,459); (iii) the advances to related parties of HK$1,749,007 (approximately US$223,350); and (iv) the principal repayment for obligation of HK$111,744 (approximately US$14,270).

For the year ended September 30, 2022, we had net cash used in financing activities of HK$576,615 (approximately US$73,456), mainly arising from (i) repayment of bank loans of HK$431,746 (approximately US$55,001); and (ii) repayment of obligation under finance lease of HK$106,869 (approximately US$13,614).

For the year ended September 30, 2021, we had net cash provided by financing activities of HK$2,723,443, mainly arising from (i) the new bank loans of HK$2,304,000; and (ii) the borrowings from related party of HK$492,700.

As a result of the foregoing, our directors of the Company believe that, taking into consideration of the financial resources presently available, including the current levels of cash, deferred revenue and the capital injection from our Shareholders in January 2023, our sources of funding will be sufficient to meet our anticipated cash needs for at least the next twelve months from the date of this annual report. Our shareholders will review and monitor our cash level from time to time and they may consider suitable equity financing or debt financing as needed to support our business.

Capital Expenditures

We made capital expenditures of HK$14,935, HK$25,455 and HK$48,432 (approximately US$6,185) for the years ended September 30, 2021, 2022 and 2023, respectively, representing 0.37%, 0.58% and 0.56% of our total revenues, respectively. For the years ended September 30, 2021, 2022 and 2023, our capital expenditures were primarily attributable to the purchase of computer hardware. We funded our capital expenditures primarily with net cash flows generated from operating activities. Our capital expenditures may increase in the future as our business continues to grow, in connection with the expansion and improvement of our IT solution services. We currently plan to fund these expenditures with our current cash, cash equivalents, borrowings and anticipated cash flow generated from our operating activities.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that our Company will continue as a going concern. The Company incurred a net loss of HK$6,987,360 (approximately US$892,292) during the year ended September 30, 2023. This factor may raise substantial doubt about our Company’s ability to continue as a going concern.

Notwithstanding the above, our Company continues to have a reasonable expectation that adequate resources to continue in operation through business operations, equity contributions from our shareholders and borrowings with positive cash contributions for at least the next 12 months and that our going concern was based on the following factors:

To sustain its ability to support the Company’s operating activities, the Company considered supplementing its sources of funding through the following:

●	Cash and cash equivalents generated from operations;

●	Funding from the existing financial institutions with existing available credit lines;

●	Obtaining funds through future private placements; or

●	Obtaining further funds through our shareholders.

Internal Control Over Financial Reporting

In connection with the audits of our combined financial statements as of September 30, 2021 and 2022 and consolidated financial statements as of September 30, 2023, we and our independent registered public accounting firm, during the years ended September 30, 2021 and 2022, identified a few material weaknesses in our internal control over financial reporting PCAOB of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to (1) our lack of sufficient full-time personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; and (2) our lack of formal risk assessment process and internal control framework over financial reporting.

We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including (i) hiring more qualified staff (including the appointment of our Chief Financial Officer) to fill up the key roles in the operations; (ii) setting up a financial and system control framework with formal documentation of polices and controls in place; and (iii) appointing independent directors, establishing an audit committee and strengthening corporate governance.

We are subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. Before our initial public offering, we were a private company with limited resources. As a result, we may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing.

Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our Ordinary Share price may decline and we may be unable to maintain compliance with the Nasdaq Listing Rules.

Off Balance Sheet Arrangements

The Company has no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the year ended September 30, 2023 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Policies and Estimates

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make judgments, estimates and assumptions. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and various assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our combined financial statements and other disclosures included in this annual report.

Going concern

Our Company has not yet established an ongoing source of revenue sufficient to cover its operating costs and allow it to continue as a going concern. For the year ended September 30, 2023, our Company recorded a net loss HK$6,987,360 (approximately US$892,292) but generated from operating activities in the amount of HK$4,020,297 (approximately US$513,395). The ability of our Company to continue as a going concern is dependent on our Company obtaining adequate capital to fund operating losses until it becomes profitable. If our Company is unable to obtain adequate capital, it could be forced to cease or reduce its operations.

In order to continue as a going concern, our Company will need, among other things, additional capital resources. Our Company will need to continue to raise funds through the issuance of debt instruments to obtain additional operating capital. Our Company will continue to be dependent upon its ability, and will continue to attempt, to secure additional equity and/or debt financing until our Company can earn revenue and realize positive cash flow from its operations.

Revenue Recognition

On October 1, 2020, the Predecessor and Successor adopted ASC 606, Revenue from Contracts with Customers using the modified retrospective method for all contracts not completed as of the date of adoption.

Under ASC 606, the core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. This new guidance provides a five-step analysis in determining when and how revenue is recognized. Under the new guidance, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the new guidance requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Predecessor and Successor identify its contracts with customers and all performance obligations within those contracts. The Predecessor and Successor then determines the transaction price and allocates the transaction price to the performance obligations within the Predecessor and Successor’s contracts with customers, recognizing revenue when, or as, the Predecessor and Successor satisfy, its performance obligations. The adoption of ASC 606 did not significantly change (1) the timing and pattern of revenue recognition for all of the Predecessor’s and Successor’s revenue streams; and (2) the presentation of revenue as gross versus net. Therefore, the adoption of ASC 606 did not have a significant impact on the Predecessor’s and Successor’s financial position, results of operations, equity or cash flows as of the adoption date and for the years ended September 30, 2021, 2022 and 2023.

The Predecessor and Successor contract with customers to mainly provide IT related service, including system development service, web and mobile application development service and AI-OCR, normally service term within a year. The terms of pricing and payment are fixed, no variable consideration is involved. A series of promises are identified in a contract. But these promises are interrelated and not distinct. These promises are inputs used to complete the service. The customers cannot benefit from any standalone promise. Thus, only one performance obligation with standard quality guarantee is identified in a contract. The performance obligation is satisfied at a point of time and recognized in revenue upon the completion of services to the customers, usually at the time when the result of services is tested and accepted by the customers.

From time to time, the Predecessor and Successor enter into arrangement to provide technological support and maintenance service to its customers. The Predecessor’s and Successor’s contracts have a single performance obligation and are primarily on a fixed-price basis. The Predecessor’s and Successor’s efforts are expended evenly throughout the service period. The revenues for the technological support and maintenance service are recognized over the support and maintenance services period, usually one year or less.

No significant returns, refund and other similar obligations during each reporting year.

There were no loss contracts that the revenue of which has not been recognized for the years ended September 30, 2021, 2022 and 2023, and according to the estimation, there is no indication that the revenue cannot cover the estimated expenses and costs.

Revenue from NFT artworks, NFT marketplace and develop NFT-related game

The Predecessor and Successor create NFT artworks, NFT marketplace and NFT artworks, develop NFT-related game for customers. The Predecessor and Successor generate revenue from providing NFT marketplace and related development services under separate contracts to customers as a principal. The terms of pricing and payment are fixed and no variable consideration is involved. A series of promises are identified in a contract, which are interrelated and not distinct. These promises are inputs used to complete the service. The customers cannot benefit from any standalone promise. Thus, only one performance obligation with standard quality guarantee is identified in a contract. The performance obligation is satisfied at a point of time and recognized in revenue upon the completion of services to the customers, usually at the time when the result of services is tested and accepted by the customers. There is no difference on revenue recognition for both system development, web and mobile application development, AI-OCR services and NFT-related services.

Accounts Receivable, net

Accounts receivable, net are stated at the original amount less an allowance for doubtful accounts on such receivables. The allowance for doubtful accounts is estimated based upon the Predecessor’s and Successor’s assessment of various factors including historical experience, the age of the accounts receivable balances, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect the Predecessor’s and Successor’s customers’ ability to pay. An allowance is also made when there is objective evidence for the Predecessor and Successor to reasonably estimate the amount of probable loss.

Lease

The Predecessor and Successor adopted ASU 2016-02, Leases (Topic 842), on October 1, 2020, using a modified retrospective approach reflecting the application of the standard to leases existing at, or entered into after, the beginning of the earliest comparative period presented in the combined financial statements.

The Predecessor and Successor lease its offices which are classified as operating leases and leases its motor vehicle which is classified as finance lease in accordance with Topic 842. At lease inception, if the lease meets any of the following five criteria, the Predecessor and Successor will classify it as a finance lease: (i) the lease transfers ownership of the underlying asset to the Predecessor and Successor by the end of the lease term; (ii) the lease grants the Predecessor and Successor an option to purchase the underlying asset that the lessee is reasonably certain to exercise; (iii) the lease term is for the major part of the remaining economic life of the underlying asset; (iv) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all (90% or more) of the fair value of the underlying asset; or (v) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. Otherwise, the lease will be treated as an operating lease.

Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Predecessor and Successor recognize the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Predecessor’s and Successor’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets as of September 30, 2023 and 2022, respectively.

Impairment of long-lived assets

Long-lived assets, including property and equipment are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Predecessor and Successor assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Predecessor and Successor will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended September 30, 2021, 2022 and 2023, no impairment of long-lived assets was recognized.

Income taxes

The Predecessor and Successor account for income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

Business combinations

During the years ended September 30, 2021 and 2022, Mr. Leung Tsz Him was the director and shareholder of TSL and Ms. Chan Shuk Wa was the director and shareholder of NSL. Since Mr. Leung Tsz Him is the spouse of Ms. Chan Shuk Wa, TSL and NSL were considered under the common control of Mr. Leung Tsz Him and his spouse during the aforementioned periods.

The Company acquired 100% equity interests in NSL and TSL from their former shareholders. Our Company accounts for such acquisition using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by our Company and equity instruments issued by our Company. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree; and over (ii) the acquisition date amounts of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the acquisition date amounts of the net assets of the subsidiary acquired, the difference is recognized directly in the combined income statements. During the measurement period, which can be up to one year from the acquisition date, our Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Subsequent to the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any further adjustments are recorded in the consolidated income statements.

On October 12, 2022, Alpha acquired control of both TSL and NSL, and Mr. Leung Tsz Him was appointed as the CEO of Alpha.

For the Company’s non-wholly owned subsidiaries, a non-controlling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company.

Related parties

The Predecessor and Successor adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the Predecessor’s and Successor’s securities; (ii) the Predecessor’s and Successor’s management and or their immediate family; (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Predecessor and Successor; or (iv) anyone who can significantly influence the financial and operating decisions of the Predecessor and Successor. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

Goodwill

Goodwill represents the excess of the purchase consideration over the acquisition date amounts of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of our Company’s acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. In accordance with ASC 350, our Company may first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, our Company considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit, including consideration of the impact of the COVID-19 pandemic. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. Our Company may also bypass the qualitative assessment and proceed directly to perform the quantitative impairment test.

Our Company adopted ASU 2017-04, “Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” After adopting this guidance, our Company performs the quantitative impairment test by comparing the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, the amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as impairment. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit.

Intangible assets

Intangible assets acquired in a business combination are recognised separately from goodwill and are initially recognised at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets acquired in a business combination with finite useful lives are reported at costs less accumulated amortisation and any accumulated impairment losses, being their fair value at the date of the revaluation less subsequent accumulated amortisation and any accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

Under the equity method, our Company’s share of the post-acquisition profits or losses of the equity method investee is recognized in the consolidated income statements and its share of post-acquisition movements in accumulated other comprehensive income is recognized in other comprehensive income. Our Company records its share of the results of the equity method investees on a one quarter in arrears basis. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity method investee generally represents goodwill and intangible assets acquired. When our Company’s share of losses of the equity method investee equals or exceeds its interest in the equity method investee, the Company does not recognize further losses, unless our Company has incurred obligations or made payments or guarantees on behalf of the equity method investee.

Our amortization of finite-lived intangible assets is computed using the straight-line method over their estimated useful lives for 10 years.

Out Company continually reviews its investments in equity method investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors our Company considers in its determination include the severity and the length of time that the fair value of the investment is below its carrying value; the financial condition, the operating performance and the prospects of the equity method investee; the geographic region, market and industry in which the equity method investee operates, including consideration of the impact of the COVID-19 pandemic; and other company specific information such as recent financing rounds completed by the equity method investee. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the investment in the equity method investee is written down to its fair value.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive officers	Age	Position
Mr. Tsang Chun Ho, Anthony	39	Executive director and president
Mr. Choi Tan Yee	40	Executive director and chief financial officer
Mr. Leung Tsz Him	32	Chief executive officer (“CEO”)
Mr. Tam Shung Lai, Nelson	32	Chief technology officer
Mr. Li John	32	Independent non-executive director
Ms. Tang Chui Kuen	56	Independent non-executive director
Mr. Cheng Wai Hei	43	Independent non-executive director

The following is a brief biography of each of our executive officers and directors:

Mr. Tsang Chun Ho, Anthony age 39, was appointed as our executive director and president on February 1, 2023. He is currently the managing director of Fuchsia Capital Limited. He was a fund manager of the Emperor Greater China Investment Fund and the Orient Investment Fund. Mr. Tsang has more than 15 years of experience in financial investment, capital operation, corporate governance, strategic planning and mergers and acquisitions.

Mr. Tsang was an executive director, a president, a member of the executive committee and an authorized representative of Daohe Global Group Limited, a company listed on the Main Board of the Hong Kong Stock Exchange (stock code: 915) from December 2017 to March 2018. He has been (i) an executive director and a member of the investment committee of Carry Wealth Holdings Limited, a company listed on Main Board of the Hong Kong Stock Exchange (stock code: 643) since February 2023; (ii) the executive director of TOMO Holdings Limited, a listed company on the Hong Kong Stock Exchange (HK stock code: 6928) since April 11, 2023; and (iii) the executive director of Fullwealth International Group Holdings Limited, a listed company on the Hong Kong Stock Exchange (HK stock code: 1034) since May 28, 2023. He obtained an honorary doctor of business administration from Lincoln University College in 2019 and a master degree of business administration from Heriot-Watt University Edinburgh Business School in 2011. Mr. Tsang was awarded the “Forbes Outstanding Leadership Award” and “World Outstanding Chinese Award” in 2022.

Mr. Choi Tan Yee, age 40, was appointed as our executive director and chief financial officer on February 1, 2023. He is currently a responsible officer responsible for Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) for Rainbow Capital (HK) Limited, where he is responsible for supervising and leading execution of corporate finance projects. Mr. Choi has over 15 years of experience in corporate finance, accounting and auditing.

Prior to co-founding Rainbow Capital (HK) Limited in January 2020, Mr. Choi worked in China Tonghai Capital Limited (formerly known as Quam Capital Limited) between January 2015 and December 2019, with the last position as director. Between December 2009 and December 2014, Mr. Choi worked in Somerley Capital Limited, with the last position as senior manager. He handled various initial public offerings, merger and acquisition transactions and fund-raising exercises. Mr. Choi also worked in the assurance division of Grant Thornton from 2006 to 2009. Mr. Choi was an independent non-executive director of Tempus Holdings Limited, a company listed on the Main Board of the Hong Kong Stock Exchange (stock code: 6880) from May 2019 to August 2019. Since February 2023, he has been an executive director, a member of the investment committee and an authorized representative of Carry Wealth Holdings Limited, a company listed on Main Board of the Hong Kong Stock Exchange (stock code: 643). He has been the non-executive director of TOMO Holdings Limited, a company listed on the Main Board of the Hong Kong Stock Exchange (stock code: 6928) since April 2023; and the non-executive director of Fullwealth International Group Holdings Limited, a company listed on the Main Board of the Hong Kong Stock Exchange (stock code: 1034) since May 2023. Mr. Choi graduated from The Chinese University of Hong Kong, with a bachelor’s degree of business administration in 2005.

Mr. Leung Tsz Him, age 32, was appointed as our chief executive officer on January 1, 2023. He has also been the chief technology officer and director of Techlution since April 2017, and the chief executive officer and director of NSL since April 2019. Mr. Leung has more than 10 years of experience in the information technology industry. Prior to the establishment of Techlution, Mr. Leung worked at Simplus IO Limited where he was mainly responsible for business development, project and product management, and software development. Mr. Leung graduated from HKUSPACE with a higher diploma in computer science in 2013.

Mr. Tam Shung Lai, Nelson, age 32, was appointed as our chief technology officer on January 1, 2023. Mr. Tam has more than 10 years of experience in the information technology industry. Prior to joining our Group, Mr. Tam was a web programmer at Sphinx IT from August 2011 to January 2016 and was promoted to senior system developer from January 2016 to November 2018. In November 2018, Mr. Tam joined Gracious Leader Company Limited as an analyst programmer and business analyst and was promoted to system analyst in November 2019, before he joined Techlution in March 2020. Mr. Tam graduated from the Hong Kong Institute of Vocational Education with a higher diploma in systems development and administration. He later obtained a bachelor’s degree in computing from the Open University of Hong Kong in 2014.

Mr. Li John, age 32, has served as our independent director since October 30, 2023 and is the chairman of the compensation committee and a member of the audit committee and the nominating and corporate governance committee. Mr. Li has over 6 years of experience in information technology. In June 2016, he founded Ampligence, LLC, an IT services and consulting company and has since then been the chief executive officer of our company. Mr. Li obtained a bachelor’s degree in physics and applied mathematical sciences from University of California, Merced in May 2013.

Ms. Tang Chui Kuen, age 56, has served as our independent director since January 20, 2023 and is the chairwoman of the nominating and corporate governance committee and a member of the compensation committee and audit committee. Ms. Tang has over 19 years of experience in computer technical support, programming and web design. From July 1988 to January 1990, she was a programmer at Horns Co. In July 1991, she worked as a programmer for Australia Computing Services (H.K) Ltd, and was subsequently promoted as a business analyst in April 1992 and as an analyst programmer in January 1993. From April 1994 to August 1995, she worked at Jet Fair Computing Services Limited as a systems analyst. From December 1996 to July 1997, she became a system manager at Manyee UK Limited and subsequently joined Legends Interiors Limited as a system analyst from May 1998 to February 1999. In May 2001, she joined Lexicom Computer Service as a computer programming engineer for exactly one year. Subsequently, she joined Kensington Asset Management as a computer analyst in July 2002 and left in December 2021. She was also an account payable accountant at Sterling Stone Inc. from January 2005 to June 2006. Ms. Tang obtained a higher diploma in computer studies from the City University of Hong Kong in November 1995. She later obtained a postgraduate diploma in information technology for management from Coventry University in November 1997.

Mr. Cheng Wai Hei, age 43, has served as our independent director since October 30, 2023 and is the chairman of the audit committee and a member of the compensation committee and the nominating and corporate governance committee.

Mr. Cheng has over 10 years of audit and company secretarial experience. In October 2006, he joined Shu Lun Pan Horwath Hong Kong CPA Limited as a semi-senior in the audit and assurance division, and was transferred to BDO Limited due to a corporate merger in May 2009 with his last position as a senior associate in July 2010. In July 2010, he joined Inno-Tech Holdings Limited, a company previously listed on the Growth Enterprise Market, or GEM, of the Hong Kong Stock Exchange, as a financial controller. He also acted as the company secretary for the same company from May 2013 to August 2014 and from July 2015 to November 2015. In November 2015, he joined Win Win Way Construction Holdings Ltd. (currently known as CT Vision S.L. (International) Holdings Limited, a company listed on the Main Board of the Hong Kong Stock Exchange (stock code: 994)), as chief financial officer and also acted as its company secretary since May 2016, where he was responsible for the financial and secretarial matters of the company until July 2019. From August 2019 to November 2021, he acted as the company secretary of Chi Kan Holdings Limited, a company listed on the Main Board of the Hong Kong Stock Exchange (stock code: 9913), where he was responsible for the secretarial matters of the company. In December 2021, he joined Zhicheng Technology Group Ltd. (currently known as Min Fu International Holding Limited), a company listed on GEM of the Hong Kong Stock Exchange (stock code: 8511), as a financial controller and a company secretary since January 2022, where he was responsible for the financial and secretarial matters of the company. Since January 2022, he has been the financial controller and company secretary of Min Fu International Holding Limited, a company listed on the Main Board of the Hong Kong Stock Exchange (stock code: 8511), where he is responsible for providing manufacturing solutions and relevant technical services to the company. Since February 2023, he has been the independent non-executive director of Carry Wealth Holdings Limited, a company listed on Main Board of the Hong Kong Stock Exchange (stock code: 643). He has been the independent non-executive director of TOMO Holdings Limited, a company listed on the Main Board of the Hong Kong Stock Exchange (stock code: 6928) since May 2023; and the independent non-executive director of Fullwealth International Group Holdings Limited, a company listed on the Main Board of the Hong Kong Stock Exchange (stock code: 1034) since May 2023.

He obtained his Bachelor’s degree of arts in accounting and finance from the Leeds Metropolitan University (currently known as Leeds Beckett University) in the United Kingdom in May 2005. He obtained his Master’s degree of business administration from The Hong Kong Polytechnic University in September 2017. Since October 2011, he has been a fellow of the Association of Chartered Certified Accountants. He was admitted to Graduateship of The Institute of Chartered Secretaries and Administrators (currently known as The Chartered Governance Institute) in February 2013 and has been an associate of The Hong Kong Institute of Chartered Secretaries (currently known as The Hong Kong Chartered Governance Institute) since May 2013.

Family relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B. Compensation

Compensation

For the year ended September 30, 2023, we paid an aggregate of HK705,000 (approximately US$90,029) as compensation to our executive officers and directors. Our Operating Subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her mandatory provident fund. We do not have any agreements with our directors that provide benefits upon the termination of employment.

Sales and Purchase Agreement

Alpha entered into a Sales and Purchase Agreement with Mr. Leung and his spouse (the “Sellers”) for the purchase of our Operating Subsidiaries on October 10, 2022 and as amended and supplemented by an addendum on March 23, 2023 (the “Sales and Purchase Agreement”). Pursuant to the Sales and Purchase Agreement, if the aggregate amount of the actual net profit before tax (excluding extraordinary items and after elimination our inter-company transactions) of our Operating Subsidiaries for the three financial years ending December 31, 2025 (“Profit Guaranteed Period”) attributable to the customers solely introduced by the Sellers is greater than the Guaranteed Profit (as defined below), Mr. Leung, being one of the Sellers, shall be entitled to a bonus calculated as follows (the “Bonus”):

(A (Note 1) – Guaranteed Profit (Note 2)) x 50%

Notes:

(1)	A means the part of the actual net profit before tax (excluding extraordinary items and after elimination of our inter-company transactions between Techlution and NSL) generated by the previous customers, existing customers as at the date of the Sales and Purchase Agreement and the new customers introduced to our Operating Subsidiaries solely by the Sellers for the three financial year ending December 31, 2025.

(2)	Guaranteed Profit means HK$7,400,000 (approximately US$942,699).

If the aggregate amount of the actual net profit (before tax, excluding extraordinary items and after elimination of inter-company transactions between Techlution and NSL) of our Operating Subsidiaries for the Profit Guaranteed Period falls short of the Guaranteed Profit, Mr. Leung shall meet such shortfall in the subsequent two financial years, failing which, Mr. Leung shall pay the amount of any shortfall (the “Shortfall Payment”) in cash to us within 15 days after the issue of the audited financial statements of our Operating Subsidiaries for the financial year ending December 31, 2027.

Reflecting our financial performance for the fiscal year ended September 30, 2023, Mr. Leung is not eligible for the Bonus for this period. Consequently, as of September 30, 2023, we have not recognized any continent liability regarding the Bonus. However, we will continue to assess the likelihood of paying the Bonus to the Seller. On the other hand, although we might receive the Shortfall Payment from the Seller based on our results of operation for fiscal year ended September 30, 2023, the occurrence of the Shortfall Payment cannot be confirmed as of September 30, 2023 and therefore no contingent assets were recognized as of September 30, 2023.

For the year ended September 30, 2023, we incurred a net loss of HK$6,987,360 (approximately US$892,292). If excluding expenses for our initial public offering, which we consider a non-recurring or extraordinary item, we incurred a loss of HK$4,613,764 (approximately US$589,182).

C. Board Practices

Board of Directors

Our board of directors consists of five directors, comprising two executive directors and three independent non-executive directors. We have determined that Mr. Li John, Ms. Tang Chui Kuen, and Mr. Cheng Wai Hei satisfy the “independence” requirements of the Nasdaq Capital Market corporate governance rules. A director is not required to hold any shares in our Company to qualify to serve as a director. Subject to making appropriate disclosures to the board of directors in accordance with our Memorandum and Articles of Association, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested, in voting in respect of any such matter, such director should take into account his or her director duties. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Pursuant to our Memorandum and Articles of Association, each of our directors holds office for the term, if any, fixed by the resolution of shareholders or resolution of directors appointing him/her, or until his/her earlier death, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his/her earlier death, resignation or removal.

Duties of directors

A director of a company, in exercising his powers or performing his duties, shall act honestly and in good faith and in what the director believes to be in the best interests of the company. A director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes the BVI Companies Act or the memorandum or articles of association of the company. A director of a company, when exercising powers or performing duties as a director, shall exercise the care, diligence and skill that a reasonable director would exercise in the same circumstances taking into account, but without limitation, (a) the nature of the company; (b) the nature of the decision; and (c) the position of the director and the nature of the responsibilities undertaken by him.

Committees of the board of directors

We have established an audit committee, a compensation committee, and a nominating and corporate governance committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit committee

Our audit committee consists of Mr. Li John, Ms. Tang Chui Kuen, and Mr. Cheng Wai Hei and is chaired by Mr. Cheng Wai Hei. We have determined that each of these three directors satisfies the “independence” requirements of the Nasdaq Listing Rules and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the SEC rules and the corporate governance rules of Nasdaq. We have determined that Mr. Cheng Wai Hei qualifies as an “audit committee financial expert” as defined by the SEC rules and has the requisite financial experience as defined by the corporate governance rules of Nasdaq. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s responses;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	reporting regularly to the board of directors.

Compensation committee

Our compensation committee consists of Mr. Li John, Ms. Tang Chui Kuen and Mr. Cheng Wai Hei and is chaired by Mr. Li John. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board of directors for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board of directors for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and corporate governance committee

Our nominating and corporate governance committee consists of Mr. Li John, Ms. Tang Chui Kuen, and Mr. Cheng Wai Hei and is chaired by Ms. Tang Chui Kuen. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board of directors for election or re-election to the board of directors, or for appointment to fill any vacancy on the board of directors;

●	reviewing annually with the board of directors the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

●	selecting and recommending to the board of directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	developing and reviewing the corporate governance principles adopted by the board of directors and advising the board of directors with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

●	evaluating the performance and effectiveness of the board of directors as a whole.

Compensation Recovery Policy

We have adopted a compensation recovery policy to provide for the recovery of erroneously-awarded incentive compensation, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, final SEC rules and applicable listing standards.

Employment Agreements and Indemnification Agreements

Employment agreements

We have entered into employment agreements with each of our executive officers:

Mr. Tsang

Mr. Tsang is employed for an initial period of three years which will be renewed automatically thereafter for a successive one-year term unless a one-month notice of non-renewal is given by us or Mr. Tsang. We may terminate his employment at any time with or without cause by giving a one-month advance notice in writing.

For his role as the executive director of our Company, he is entitled to a fixed annual compensation of approximately HK$360,000 (approximately US$45,861), which may be reviewed annually after each year of service at a rate to be determined by our Company.

Mr. Choi

Mr. Choi is employed for an initial period of three years which will be renewed automatically thereafter for a successive one-year term unless a one-month notice of non-renewal is given by us or Mr. Choi. We may terminate his employment at any time with or without cause by giving a one-month advance notice in writing.

For his role as the executive director and chief financial officer of our Company, he is entitled to a fixed annual compensation of approximately HK$360,000 (approximately US$45,861), which may be reviewed annually after each year of service at a rate to be determined by our Company.

Mr. Leung

Mr. Leung is employed for a continuous term unless either we or Mr. Leung gives prior notice to terminate such employment. We may terminate his employment at any time by giving a one-month’s written notice.

For his role as the chief executive officer of our Company, he is entitled to a monthly salary of approximately HK$20,000 (approximately US$2,548).

Mr. Tam

Mr. Tam is employed for a continuous term unless either we or Mr. Tam gives prior notice to terminate such employment. We may terminate his employment at any time by giving a six-month’s written notice.

For his role as the chief technology officer of our Company, he is entitled to a monthly salary of approximately HK$45,000 (approximately US$5,733).

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

D. Employees

As of September 30, 2023, 2022, and 2021, we had 23, 12, and 7 full-time officers and employees. The following table sets forth the number of our employees by area of business as of September 30, 2023

Number
of
Employees
Executive Directors and Management	5
Sales, marketing and administrative staff	8
Software engineers and developers	10
Total	23

Generally, we enter into standard employment contracts with our officers, managers, and other employees. We assess the available human resources on a continuous basis to determine whether additional personnel are required to cope with our business operations and developments. During the years ended September 30, 2021, 2022 and 2023, we had not experienced any significant difficulties in recruiting employees.

Our employees’ remuneration packages generally include salary and benefits in compliance with applicable laws and regulations of Hong Kong. The salaries of our employees are generally determined by the employee’s seniority, position, qualification, working experience and performance. Bonuses may be paid from time to time under our discretion to incentivize our staff to complete an ad-hoc task or a specific project on a tight time-frame. None of our employees is a member of a labor union and we consider our relationship with our employees to be good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this annual report for:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 15,262,500 Ordinary Shares outstanding as of the date of this annual report.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

		Percentage	Percentage of
		of	Aggregate
	Ordinary	Beneficial	Voting
	Shares	Ownership**	Power***
	Number	%	%
Directors and Executive Officers(1):
Mr. Tsang Chun Ho, Anthony(4)	397,500	2.6	—
Mr. Choi Tan Yee	—	—	—
Mr. Leung Tsz Him	—	—	—
Mr. Tam Shung Lai, Nelson	—	—	—
Mr. Li John	—	—	—
Ms. Tang Chui Kuen	—	—	—
Mr. Cheng Wai Hei	—	—	—
All directors and executive officers as a group (seven individuals):	—	—	—

5% or Greater Shareholders:
Wittelsbach Group Holdings Limited(1)	6,757,500	44.28	44.28
Hanoverian International Group Limited(2)	2,915,000	19.10	19.10
Zihua Shengshi Holding Group Limited(3)	2,517,500	16.49	16.49

Note:

(1)	Represents 6,757,500 Ordinary shares held by Wittelsbach Group Holdings Limited, a company limited by shares established in the British Virgin Islands. Wittelsbach Group Holdings Limited is wholly owned by Ms. Ma Xiaoqiu. The registered address of Wittelsbach Group Holdings Limited is CCS Trustees Limited, Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands.

(2)	Represents 2,915,000 Ordinary shares held by Hanoverian International Group Limited, a company limited by shares established in the British Virgin Islands. Hanoverian International Group Limited is wholly owned by Ms. Ma Xiaoqiu. The registered address of Hanoverian International Group Limited is CCS Trustees Limited, Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands.

(3)	Represents 2,517,500 Ordinary Shares held by Zihua Shengshi Holding Group Limited, a company limited by shares established in Hong Kong. Zihua Shengshi Holding Group Limited is wholly owned by Mr. Liu Yan. The registered address of Zihua Shengshi Holding Group Limited is Rooms 1318-19. 13/F, Hollywood Plaza, 610 Nathan Road, Mongkok, Kowloon, Hong Kong.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

N/A

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to the Company	Nature of Transactions
Simplus IO Limited (“Simplus”)

Mr. Leung Tsz Him is the registered owner of Simplus, which is beneficially owned as to 30% by Mr. Leung. The remaining shareholdings are controlled by three independent third parties.

Mr. Leung is the CEO of the Company.

It develops and maintains an app-building platform which allows users to build and customize their application by dragging and dropping items on internet browsers. It also operates a proprietary compiler which converts various coding languages into native languages for Android and iOS application developments.
ProAlgories Limited	It is wholly owned and controlled by the spouse of Mr. Leung.	It provides human resources for startups and IT solution service providers.
Rainbow Capital (HK) Limited

It is controlled by Mr. Choi Tan Yee. Mr. Choi is a responsible officer for Type 1 and Type 6 regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) for Rainbow Capital (HK) Limited.

Mr. Choi is the executive director and chief financial officer of the Company.

It provides financial advisory services.
Fuchsia Capital Limited	It is wholly-owned by Mr. Tsang Chun Ho, Anthony, the executive director and president of the Company.	It is mainly engaged in investments and managing funds for investors in Hong Kong.

Due from a related party and shareholders

		(Predecessor)		(Successor)
		As of September 30,
	Relationship with the	2022	2022	2023	2023
Name	Company	HK$	US	$HK	US$
Leung Tsz Him	CEO of the Company	1,343,240	171,118	—	—
Wittelsbach Group Holding Limited	Shareholder	—	—	51	6
Hanoverian International Group Limited	Shareholder	—	—	22	3
Zihua Shengshi Holding Group Limited	Shareholder	—	—	19	2
Tsang Chun Ho	Shareholder	—	—	3	1
Leung Ka Fai	Shareholder	—	—	3	1
XU Qinxiang	Shareholder	—	—	2	—
Fuchsia Capital Limited	Controlled by the Company’s Executive Director	—	—	683,438	87,275

		1,343,240	171,118	683,538	87,288

On March 14, 2023, our Company received the full amount due from Leung Tsz Him as of September 30, 2022.

As of September 30, 2023, our amount due from each shareholders of the Company, including Wittelsbach Group Holdings Limited, Hanoverian International Group Limited, Zihua Shengshi Holding Group Limited, Mr. Tsang Chun Ho, Mr. Leung Ka Fai and Mr. Xu Qinxiang, amounted to HK$100 (approximately US$13), being the unpaid share capital at the inception of the Company. Such balance remains unsettled as of the date of this annual report.

As of September 30, 2023, our amount due from Fuchsia Capital Limited mainly represented the expenses paid by our Company on behalf of Fuchsia Capital Limited, and the balance was HK$683,438 (approximately US$87,275) as of September 30, 2023. Such balance has been reversed as of the date of this annual report.

Above amounts due from related parties were unsecured, interest-free and repayable on demand.

Due to related parties

		(Predecessor)		(Successor)
	Relationship with the	As of September 30,
	Predecessor and	2022	2022	2023	2023
Name	Successor	HK$	US$	HK$	US$
Simplus	Controlled by the Company’s CEO	1,065,569	135,745	—	—
Leung Tsz Him	CEO of the Company	—	—	216,308	27,623
Choi Tan Yee	CFO of the Company	—	—	228,071	29,125
		1,065,569	135,745	444,379	56,748

As of September 30, 2022, our amount due to Simplus mainly represented the expenses paid by Simplus IO Limited on behalf of our Company and such balance has been settled as of the date of this annual report.

As of September 30, 2023, our amount due to Mr. Leung mainly represented certain expenses paid by Mr. Leung on behalf of our Company and such balance remained unsettled as of the date of this annual report.

As of September 30, 2023, our amount due to Mr. Choi mainly represented listing expenses paid by Mr. Choi on behalf of our Company and such balance has been settled as of the date of this annual report.

Pursuant to the resolution passed on March 31, 2023, the listing expenses of approximately HK$6.4 million (approximately US$0.82 million) were paid by Fuchsia Capital Limited (“Fuchsia”), a company controlled by our one of our Company’s executive director, on behalf of the Company. Our Company was not required to return or repay the above-mentioned amount of listing expenses to Fuchsia. On January 22, 2024, our Company passed the resolution and revoked the above resolution and it was resolved that our Company is required to repay the above-mentioned amount of listing expenses to Fuchsia with the proceeds received from our initial public offering. As of the date of this annual report, such balance has been settled.

Above amounts due to related parties were unsecured, interest-free and repayable on demand.

Transactions with related parties

			(Predecessor)		(Successor)
	Relationship with the Predecessor and		For the year ended September 30,	From October 1, 2022 to October 11,	From October 12, 2022 to September 30,	Year ended September 30,
Name	Successor	Nature	2022	2022	2023	2023
			HK$		HK$	US$
ProAlgories Limited	Controlled by the Company’s CEO’s spouse	(System development service revenue)/ Management fee	400,000	—	110,000	14,047
Simplus IO Limited	Controlled by the Company’s CEO	Management fee	839,000	—	435,000	55,550
		Rental expenses	151,923		—	—
Fuchsia Capital Limited	Owned by the Company’s Executive Director	NFT-related services income	—	—	1,410,000	180,058
Rainbow Capital (HK) Limited	Owned by the Company’s CFO	Listing expenses	—	—	2,300,000	293,712

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

Dividend Policy

We have not declared or paid any dividends. We do not have any present plan to pay any cash dividends on our Ordinary Shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable BVI laws regarding solvency. Our board of directors will take into account general economic and business conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and other implications on the payment of dividends by us to our shareholders or by our Operating Subsidiaries to us, and such other factors as our board of directors may deem relevant. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors.

Subject to the BVI Companies Act and our Memorandum and Articles of Association, our board of directors may by resolution, authorize a distribution (which includes a dividend) by our Company to our members if our board of directors are satisfied, on reasonable grounds, that immediately after the distribution satisfy the solvency test, that is: (a) the company will be able to pay its debts as they fall due; and (b) the value of our assets exceeds its liabilities.

Our holding company rely on dividends paid by our Operating Subsidiaries for its cash requirements, including funds to pay any dividends and other cash distributions to its shareholders, service any debt it may incur and pay its operating expenses. Our holding company’s ability to pay dividends to its shareholders will depend on, among other things, the availability of dividends from our Operating Subsidiaries. Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Ordinary Shares have been listed on the Nasdaq Capital Market and commenced trading under the ticker symbol “ATGL” on October 31, 2023.

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares have been listed on the Nasdaq Capital Market since October 31, 2023 under the symbol “ATGL.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report our Memorandum and Articles of Association, which are filed as Exhibit 1.1 to this annual report, and the description of differences in corporate laws contained in our registration statement on Form F-1 (File No. 333-273289), as amended, initially filed with the SEC on July 17, 2023.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

There is currently no restriction or limitation under the laws of Hong Kong on the conversion of Hong Kong dollars into foreign currencies and the transfer of currencies out of Hong Kong. The foreign currency regulations of Mainland China do not currently have any material impact on the transfer of cash between our Company and our Hong Kong Operating Subsidiaries. However, the PRC government may impose controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, there is a possibility that certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong Operating Subsidiaries in the future, and the PRC government may prevent our cash maintained in Hong Kong from leaving or restrict the deployment of the cash into our business or for the payment of dividends in the future. See “Item 3. KEY INFORMATION—Risks related to doing business in the jurisdictions in which our Operating Subsidiaries operate—We may be subject to the PRC government’s control of foreign currency conversion, and it may limit our foreign exchange transactions, including dividend payments on our Shares” for more information. Although the exchange rate between the Hong Kong dollar to the U.S. dollar has been pegged since 1983, we cannot assure you that this policy will not be changed in the future. See “—D. Risk Factors—Risks related to our business and industry—We may be affected by the currency peg system in Hong Kong.”

There are no limitations on the abilities of the Company to transfer cash to or from Techlution and NSL or to investors. The Company is permitted under the laws of BVI to provide funding to our Operating Subsidiaries in Hong Kong through loans or capital contributions without restrictions on the amount of the funds. Our Operating Subsidiaries are also permitted under the laws of Hong Kong to provide funding to the Company, through dividend distributions or payments, without restrictions on the amount of the funds. According to the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), a company may only make a distribution out of profits available for distribution. Therefore, if our Operating Subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. See “Item 3. KEY INFORMATION—D. Risk Factors—Risks related to our corporate structure—We rely on dividends and other distributions on equity paid by our Operating Subsidiaries in Hong Kong to fund any cash and financing requirements we may have and any limitation on the ability of our subsidiaries to make payments to us outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiaries by the PRC government to transfer cash in the future could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.”

E. Taxation

BVI taxation

A BVI business company is exempt from all provisions of the Income Tax Ordinance of the BVI (including with respect to all dividends, interests, rents, royalties, compensations and other amounts payable by the company to persons who are not resident in the BVI). Capital gains realized with respect to any shares, debt obligations or other securities of the company by persons who are not resident in the BVI are also exempt from all provisions of the Income Tax Ordinance of the BVI.

No estate, inheritance, succession or gift tax is payable with respect to any shares, debt obligations or other securities of a BVI company.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to our Company.

Material U.S. federal income tax considerations for U.S. holders

Material tax consequences applicable to U.S. holders of our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local, and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ordinary shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Passive foreign investment company (“PFIC”) consequences

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the U.S. Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets, we believe we are not a PFIC under the current PFIC rules for this fiscal year ended. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for any future taxable years. Depending on the amount of assets held for the production of passive income, it is possible that, for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares, our PFIC status will depend in large part on the market price of our ordinary shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed below under “— Dividends and other distributions” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the ordinary shares are regularly traded on the Nasdaq Capital Market and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those ordinary shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those ordinary shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Dividends and other distributions

As of the date of this annual report, we have not issued dividends or other distributions on our Ordinary Shares. In the event that we do make distributions of cash or other property in the future, the following tax considerations will apply, subject to the PFIC rules discussed above, the gross amount of distributions made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program; (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year; and (3) certain holding period requirements are met. Because there is an income tax treaty between the United States and the British Virgin Islands, clause (1) is satisfied due to the tax treaty and that the ordinary shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, ordinary shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently includes the New York Stock Exchange (“NYSE’') and the Nasdaq Stock Market. Should you receive any distributions of cash or other property on our Ordinary Shares in the future, you are strongly encouraged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Disposition of our Ordinary Shares

Subject to the PFIC rules discussed above, you will recognize taxable gain or loss on any sale, exchange, or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Information reporting and backup withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange, or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the U.S. Internal Revenue Code with at a current flat rate of 30%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares.

Transfer reporting requirements

A U.S. Holder (including a U.S. tax-exempt entity) that transfers cash in exchange for equity of a newly created non-U.S. corporation may be required to file IRS Form 926 or a similar form with the IRS if (i) such person owned, directly or by attribution, immediately after the transfer at least 10% by vote or value of the corporation or (ii) if the transferred cash, when aggregated with all transfers made by such person (or any related person) within the preceding 12 month period, exceeds US$100,000. U.S. Holders should consult their tax advisors regarding the applicability of this requirement to their acquisition of ordinary shares.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN ORDINARY SHARES UNDER THE LAWS OF THEIR COUNTRY OF CITIZENSHIP, RESIDENCE OR DOMICILE.

The following is a discussion on certain BVI and Hong Kong income tax consequences of an investment in the Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under BVI and Hong Kong laws.

BVI taxation

A BVI business company is exempt from all provisions of the Income Tax Ordinance of the BVI (including with respect to all dividends, interests, rents, royalties, compensations and other amounts payable by the company to persons who are not resident in the BVI). Capital gains realized with respect to any shares, debt obligations or other securities of the company by persons who are not resident in the BVI are also exempt from all provisions of the Income Tax Ordinance of the BVI.

No estate, inheritance, succession or gift tax is payable with respect to any shares, debt obligations or other securities of a BVI company. There are currently no withholding taxes or exchange control regulations in the BVI applicable to us.

Hong Kong profits taxation

Our Operating Subsidiaries are subject to a tax rate of 16.5% on the assessable profits arising in or derived from Hong Kong. On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill’’) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2,000,000 (approximately US$254,784) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2,000,000 (approximately US$254,784) will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. Accordingly, during the years ended September 30, 2021, 2022 and 2023, the Hong Kong profits tax is calculated at 8.25% on the first HK$2,000,000 (approximately US$254,784) of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2,000,000 (approximately US$254,784).

Under Hong Kong tax law, our subsidiaries in Hong Kong are exempted from income tax on their qualified foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends.

Our income tax expense amounted to HK$24,554 (approximately US$3,128), HK$73,323 (approximately US$9,341) and HK$252,408 (approximately US$32,233) for the years ended September 30, 2021, 2022 and 2023, respectively. Our effective tax rate was -2.57%, -2.83% and -4.16% for the years ended September 30, 2021, 2022, and 2023, respectively.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our Registration Statement on Form F-1, as amended (File Number: 333-273289).

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—A. History and Development of the Company.”

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in Hong Kong dollars. We have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our Ordinary Shares will be affected by the exchange rate between the U.S. dollar and Hong Kong dollar because a substantial all of our revenue and expenses are effectively denominated in Hong Kong dollar, while our Ordinary Shares will be traded in U.S. dollars. We may seek to reduce the currency risk by entering into foreign currency instruments. We did not have any currency hedging instruments as of September 30, 2021, 2022 and 2023, however, our management monitors movements in exchange rates closely.

To the extent we need to convert U.S. dollars into Hong Kong dollars for our operations, appreciation of Hong Kong dollar against the U.S. dollar would reduce the amount in Hong Kong dollars we receive from the conversion. Conversely, if we decide to convert Hong Kong dollars into U.S. dollars for the purpose of making payments for dividends on our Ordinary Shares, or for other business purposes, appreciation of the U.S. dollar against the Hong Kong dollar would reduce the U.S. dollar amounts available to us.

Concentration and credit risk

Financial instruments that potentially expose our Company to concentrations of credit risk consist primarily of accounts receivable. Our Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. Our Company evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. Our Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable. We currently generate a substantial portion of our total revenue from contracts with a limited number of customers. For the year ended September 30, 2021, Customer A, Customer B and Customer C accounted for 26.94%, 23.79% and 21.04% of the Company’s total revenue, respectively. For the year ended September 30, 2022, Customer A, Customer C and Customer B accounted for 33.17%, 30.72% and 25.02% of the Company’s total revenue, respectively. For the year ended September 30, 2023, Customer B, Customer A and Customer D accounted for 35.01%, 32.50% and 16.23% of the Company’s total revenue, respectively.

Interest Rate Risk

Fluctuations in market interest rates may negatively affect our Company’s financial condition and results of operations. Our Company is exposed to floating interest rate risk on cash deposit and borrowings rate, and the risks due to changes in interest rates are not material. Our Company has not used any derivative financial instruments to manage our Company’s interest risk exposure.

Inflation Risk

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.0%, 0.9% and 2.5% in 2023, 2022, and 2021, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China or Hong Kong experiences higher rates of inflation in the future.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

Registration Statement on Form F-1, as amended (File Number 333-273289)

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-273289) for our initial public offering, which was declared effective by the SEC on October 30, 2023. In November 2, 2023, we completed our initial public offering in which we issued and sold an aggregate of 15,000,000 Ordinary Shares, at a price of $4.00 per share for $7 million, before deducting underwriting discounts and other offering expenses. On November 21, 2023, Prime Number Capital LLC, as the representative of the underwriters of the initial public offering, fully exercised the over-allotment option to purchase an additional 262,500 Ordinary Shares at the public offering price of $4.00 per share.

The net proceeds raised from the initial public offering were approximately US$5.32 million after deducting underwriting discounts and all offering expenses paid or payable by us. As of the date of this annual report, we have used approximately HK$1.0 million (approximately US$127,700) from the net proceeds for funding working capital and other general corporate purposes. none of the expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities or our affiliates.

Save as disclosed in this annual report, none of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of September 30, 2023.

Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of September 30, 2023 due to the material weaknesses described below, we believe that the consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC, according to which domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies,” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Cheng Wai Hei qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Cheng Wai Hei satisfies the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website at https://alphatechnologys.com/corporate-governance/.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Audit Alliance LLP, our independent registered public accounting firm since June 8, 2023, and Marcum Asia CPAs LLP, our independent registered public accounting firm before June 8, 2023, for the years indicated.

	For the years ended September 30,
Marcum Asia CPAs LLP	2023	2022	2021
	US$	US$	US$
Audit fees(1)	—	320,000	—
Audit-Related fees	—	80,000	—
Tax fees	—	—	—
All other fees(2)	—	—	—
Total	—	400,000	—

	For the fiscal years ended September 30,
Audit Alliance LLP	2023	2022	2021
	US$	US$	US$
Audit fees(1)	180,000	—	—
Audit-Related fees	—	—	—
Tax fees	—	—	—
All other fees(2)	—	—	—
Total	180,000	—	—

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in 2023.

(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There has been no change in independent accountants for our Company during the two most recent fiscal years or any subsequent interim period except as previously reported in our Form F-1 (File No. 333-273289), as amended, initially filed with the SEC on July 17, 2023. There have been no disagreements of the type required to be disclosed by Item 16F(b).

Item 16G. CORPORATE GOVERNANCE

As a company incorporated in the British Virgin Islands with limited liability that is listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. Nasdaq rules, however, permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

Nasdaq Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on Nasdaq prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value; (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The British Virgin Islands do not require shareholder approval prior to any of the foregoing types of issuances. We, therefore, are not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. Specifically, we have elected to be exempt from the requirements under (a) Nasdaq Listing Rule 5635 to obtain shareholder approval for (i) the issuance 20% or more of our outstanding Ordinary Shares or voting power in a private offering; (ii) the issuance of securities pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended; (iii) the issuance of securities when the issuance or potential issuance will result in a change of control of our Company; and (iv) certain acquisitions in connection with the acquisition of the stock or assets of another company; and (b) Nasdaq Listing Rule 5640, which requires that the voting rights of a listed company cannot be disparately reduced or restricted through any corporate action or issuance.

Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the British Virgin Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent. However, if we change our board composition such that independent directors do not constitute a majority of our board of directors, our shareholders may be afforded less protection than they would otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks related to our Ordinary Shares—As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and will follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.”

Other than those described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq corporate governance listing standards.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. Insider trading policies

We have adopted an insider trading policy to promote compliance with applicable securities laws and regulations, including those that prohibit insider trading. This policy applies to all officers, directors, employees and consultants of our Group (each, an “Affiliate”) and extends to all activities within and outside an individual’s duties at our group.

The insider trading policy establishes guidelines and procedures for the following:

No Trading on Material Non-public Information: No Affiliate can trade any securities or enter into a trading plan while possessing material non-public information about us. Affiliates in possession of such information must wait for a 48-hour period after public disclosure and the lapse of one full trading day on Nasdaq before trading. Additionally, affiliates cannot trade during limited trading periods, regardless of the possession of material information. All transactions of securities by officers, directors, and key employees must be pre-approved by our compliance officer.

Trading Window: The insider trading policy establishes a trading window for officers, directors, employees, or consultants, during which they can trade our securities or enter into a trading plan. The trading window begins at the close of business on the second trading day following the public disclosure of our financial results for the previous fiscal year or quarter and ends on the twenty-fifth day of the third month of the fiscal quarter. Trading during the trading window does not provide a safe harbor, and Affiliates must comply with all policies.

No Tipping: No Affiliate may directly or indirectly disclose any material information to anyone who trades in our securities.

Confidentiality: Non-public information relating to the Company is the property of the Company and the unauthorized disclosure of such information (including, without limitation, via email or by posting on Internet message boards or blogs, anonymously or otherwise) is strictly forbidden.

Corrective Action: All employees, and particularly executives, managers and/or supervisors, have a responsibility for maintaining financial integrity within the Company, and being consistent with generally accepted accounting principles and both federal and state securities laws. Any employee who becomes aware of any incidents involving financial or accounting manipulation or irregularities, whether by witnessing the incident or being told of it, must report it to their immediate supervisor and to the chairman of the Company’s Audit Committee.

We are committed to maintaining the highest standards of ethical conduct and have implemented these insider trading policies and procedures to ensure compliance with applicable securities laws and to protect the interests of our shareholders.

Item 16K. Cybersecurity

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16K will be applicable to the Company from the fiscal year ending September 30, 2024.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of the Company, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 3.1 to the registration statement on Form F-1 (File No. 333-273289), as amended, initially filed with the Securities and Exchange Commission on July 17, 2023)

2.1	Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-273289), as amended, initially filed with the Securities and Exchange Commission on July 17, 2023)

2.2*	Description of Securities

4.1	Form of Indemnification Agreement between the Company and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-273289), as amended, initially filed with the Securities and Exchange Commission on July 17, 2023)

4.2	Form of Employment Agreement between the Company and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-273289), as amended, initially filed with the Securities and Exchange Commission on July 17, 2023)

4.3	Loan Agreement between Techlution and Bank of East Asia, dated June 12, 2020 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-273289), as amended, initially filed with the Securities and Exchange Commission on July 17, 2023)

4.4	Loan Agreement between Techlution and Bank of East Asia, dated March 12, 2021 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-273289), as amended, initially filed with the Securities and Exchange Commission on July 17, 2023)

4.5	Share Office Agreement between Techlution and AcroGrowth Consulting Limited, dated March 1, 2022 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-273289), as amended, initially filed with the Securities and Exchange Commission on July 17, 2023)

4.6	License Agreement between the Company and Mr. Leung Tsz Him, dated February 24, 2023 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-273289), as amended, initially filed with the Securities and Exchange Commission on July 17, 2023)

4.7	Service Render Agreement between NSL and Simplus IO Limited, effective as of December 21, 2020 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-273289), as amended, initially filed with the Securities and Exchange Commission on July 17, 2023)

4.8	Service Render Agreement between NSL and ProAlgories Limited, effective as of August 20, 2021 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-273289), as amended, initially filed with the Securities and Exchange Commission on July 17, 2023)

4.9	Share Subscription Agreements between Alpha and five share subscribers, dated January 26, 2023 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-273289), as amended, initially filed with the Securities and Exchange Commission on July 17, 2023)

4.10	Sales and Purchase Agreement between Alpha, Tsang Chun Ho, Anthony, Leung Tsz Him and his spouse, dated October 10, 2022, and Addendum to Sales and Purchase Agreement dated March 23, 2023 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-273289), as amended, initially filed with the Securities and Exchange Commission on July 17, 2023)

8.1*	List of subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-273289), as amended, initially filed with the Securities and Exchange Commission on July 17, 2023)

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1*	Compensation Recovery Policy

101*	The following financial statements from the Company’s Annual Report on Form 20-F for the year ended September 30, 2023, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income and Comprehensive Income (Loss), (iii) Consolidated Statements of Changes in Shareholders’ Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Alpha Technology Group Limited

	By:	/s/ Tsang Chun Ho, Anthony
Tsang Chun Ho, Anthony
Director and president

Date: January 31, 2024

ALPHA TECHNOLOGY GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Neural Sense Limited and Techlution Service Limited

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Neural Sense Limited and Techlution Service Limited (the “Predecessor”), as of September 30, 2022, the related combined statements of operations, stockholders’ deficit and cash flows for each of the two years in the period ended September 30, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Predecessor as of September 30, 2022 and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Predecessor’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Predecessor in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Predecessor is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Predecessor’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Predecessor’s auditor from 2022 to 2023.

New York, New York
March 24, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Alpha Technology Group Limited

Opinion on the Financial Statements

We have audited the consolidated balance sheets of Alpha Technology Group Limited and its subsidiaries (the “Company”), as of September 30, 2023, the related consolidated statements of operations and comprehensive loss, consolidated statements of changes in shareholders’ equity (deficit) and cash flows for the year ended September 30, 2023 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023, and the results of its operations and its cash flows for the year ended September 30, 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Alliance LLP

We have served as the Company’s auditor since 2023.

Singapore, Singapore

January 31, 2024

ALPHA TECHNOLOGY GROUP LIMITED
CONSOLIDATED BALANCE SHEETS

	(Predecessor)	(Successor)
	As of September 30,
	2022	2023
	HK$	HK$	US$ (Note 2)
Assets
Current assets:
Cash and cash equivalent	2,801,810	3,629,347	463,471
Accounts receivable, net	4,500	247,655	31,626
Rental deposit	119,548	119,548	15,266
Deferred cost of revenue	1,838,776	2,088,175	266,662
Deferred offering costs	—	18,758,367	2,395,460
Due from shareholders	—	100	13
Due from a related party	1,343,240	683,438	87,275
Total current assets	6,107,874	25,526,630	3,259,773
Property and equipment, net	33,511	55,117	7,038
Intangible assets	—	4,605,133	588,080
Goodwill	—	10,176,959	1,299,607
Right of use asset-finance lease	415,336	166,716	21,290
Total non-current assets	448,847	15,003,925	1,916,015
TOTAL ASSETS	6,556,721	40,530,555	5,175,788

Liabilities
Current liabilities:
Bank loans – current	681,046	562,331	71,810
Accrued expenses and other liabilities	657,704	11,886,957	1,517,975
Lease liability-finance lease	111,738	116,834	14,920
Deferred revenue	6,209,827	5,168,876	660,070
Advance from customers	325,000	842,433	107,579
Deferred tax liabilities	—	844,274	107,815
Tax payables	—	233,259	29,787
Due to directors	—	444,379	56,748
Due to related parties	1,065,569	—	—
Total current liabilities	9,050,884	20,099,343	2,566,704

Non-current liabilities
Bank loans – non-current	1,469,529	911,272	116,370
Lease liability-finance lease-non-current	259,897	143,057	18,268
Total non-current liabilities	1,729,426	1,054,329	134,638
TOTAL LIABILITIES	10,780,310	21,153,672	2,701,342

ALPHA TECHNOLOGY GROUP LIMITED
CONSOLIDATED BALANCE SHEETS — (Continued)

	(Predecessor)	(Successor)
	As of September 30,
	2022	2023
	HK$	HK$	US$ (Note 2)
Shareholders’ equity (deficit)
Ordinary shares
Alpha Technology Group Limited, US$0.0001 par value; 1,500,000,000 shares authorized; 13,250,000 shares issued as of September 30, 2023	—	10,000,100	1,273,914
Neural Sense Limited, nil par value; 10,000 shares authorized; 10,000 and 10,000 shares issued and outstanding as of September 30, 2021 and 2022, respectively	10,000	—	—
Techlution Service Limited, HK$1 par value; 10,000 shares authorized; 10,000 and 10,000 shares issued and outstanding as of September 30, 2021 and 2022, respectively	10,000	—	—
Capital reserves	—	16,364,143	2,084,633
Accumulated other comprehensive income	—	—	8,190
Accumulated deficit	(4,243,589)	(6,987,360)	(892,291)
Total shareholders’ equity (deficit)	(4,223,589)	19,376,883	2,474,446
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	6,556,721	40,530,555	5,175,788

Pursuant to shareholders entered into a share subscription agreement on January 26, 2023. Shareholders have agreed to subscribe for an aggregate of 10,000 new shares of the Company on a pro-rata basis for a total consideration of HK$10,000,000 (approximately US$1,273,901). The entire subscription amount was received by the Company on January 26, 2023. After the aforesaid capital injection, the registered capital of the Company was increased by HK$10,000 (approximately US$1,274), and HK$9,990,000 (approximately US$1,272,627) was recorded as additional paid-in capital of the Company.

For the purpose of Listing, the Company has amended its memorandum of association to increase its number of shares and change of par value of its shares with effective from August 30, 2023. On August 30, 2023, the Company is authorized to issue a maximum of 1,500,000,000 ordinary shares with a par value of US$0.0001 each. On the same day, the Company has issued 13,239,900 ordinary shares to the existing shareholders pro rata. As of September 30, 2023, the Company has issued an aggregate of 13,250,000 ordinary shares.

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA TECHNOLOGY GROUP LIMITED
CONSOLIDATED STATEMENTS OF OPERATION AND COMPREHENSIVE LOSS

	(Predecessor)			(Successor)
	For the year ended September 30, 2021	For the year ended September 30, 2022	From October 1, 2022 to October 11, 2022	From October 12, 2022 to September 30, 2023
	HK$	HK$	HK$	HK$	US$ (Note 2)
Revenues	4,055,406	4,421,208	—	8,689,749	1,109,689
Cost of revenue	(2,598,293)	(3,419,035)	—	(5,843,677)	(746,243)
Gross profit	1,457,113	1,002,173	—	2,846,072	363,446

Operating expenses:
Listing expenses	—	—	—	(2,373,596)	(303,110)
Selling, general and administrative expenses	(2,382,351)	(3,716,233)	(173,188)	(7,053,591)	(900,749)
Total operating expenses	(2,382,351)	(3,716,233)	(173,188)	(9,427,187)	(1,203,859)
Loss from operations	(925,238)	(2,714,060)	(173,188)	(6,581,115)	(840,413)

Other income:
Other income, net	16,500	210,450	16,801	77,137	9,850
Interest expense, net	(47,743)	(86,621)	—	(74,587)	(9,525)
Total other income (loss), net	(31,243)	123,829	16,801	2,550	325

Loss before tax expense	(956,481)	(2,590,231)	(156,387)	(6,578,565)	(840,088)
Income tax expense	(24,554)	(73,323)	—	(252,408)	(32,233)
Net loss	(981,035)	(2,663,554)	(156,387)	(6,830,973)	(872,321)

Other comprehensive loss
Foreign currency translation gain, net of taxes	—	—	—	—	8,190
Total comprehensive loss	(981,035)	(2,663,554)	(156,387)	(6,830,973)	(864,131)

Net loss per share attributable to ordinary shareholders of the Company
— Basic	(49)	(133)	(8)	(1)	(0.07)
— Diluted	—	—	—	(6)	(0.75)

Weighted average number of ordinary shares used in computing net loss per share
— Basic	20,000	20,000	20,000	13,250,000	13,250,000
— Diluted	—	—	—	1,169,808	1,169,808

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA TECHNOLOGY GROUP LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

	Ordinary Shares
	Number of Shares	Amount	Other reserves	Accumulated other comprehensive income	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	HK$	HK$	HK$	HK$	HK$	HK$
Balance as of October 1, 2020 (Predecessor)	20,000	20,000	—	—	(599,000)	(579,000)
Net loss (Predecessor)	—	—	—	—	(981,035)	(981,035)
Balance as of September 30, and October 1, 2021 (Predecessor)	20,000	20,000	—	—	(1,580,035)	(1,560,035)
Net loss (Predecessor)	—	—	—	—	(2,663,554)	(2,663,554)
Balance as of September 30, 2022 (Predecessor)	20,000	20,000	—	—	(4,243,589)	(4,223,589)
Elimination after combined	(20,000)	(20,000)	—	—	4,243,589	4,223,589
Paid up capital	13,250,000	10,000,100	—	—	—	10,000,100
Contribution from shareholders	—	—	16,364,143	—	—	16,364,143
Net loss (Predecessor)	—	—	—	—	(156,387)	(156,387)
Net loss (Successor)	—	—	—	—	(6,830,973)	(6,830,973)
Consolidated Balance as of September 30, 2023 (Successor)	13,250,000	10,000,100	16,364,143	—	(6,987,360)	19,376,883
Balance as of September 30, 2023 in US$ (Successor)	—	1,273,914	2,084,633	8,190	(892,291)	2,474,446

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA TECHNOLOGY GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	(Predecessor)			(Successor)
	For the year ended September 30,	For the year ended September 30,	From October 1, 2022 to October 11,	From October 12, 2022 to September 30,
	2021	2022	2022	2023
	HK$	HK$	HK$	HK$	US$ (Note 2)
Operating activities
Net loss	(981,035)	(2,663,554)	(156,387)	(6,830,973)	(872,321)
Adjustments to reconcile net loss to net cash operating activities:
Depreciation	450	6,429	—	9,904	1,265
Amortization of intangible assets	—	—	—	511,681	65,342
Amortization of right-of-use asset	43,720	131,159	—	248,620	31,749
Non cash lease expense	353,128	150,640	—	—	—
Loss on disposal on property and equipment	—	—	—	16,923	2,161
Allowance for doubtful account	—	313,362	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(76,924)	69,138	(32,828)	(210,327)	(26,859)
Rental deposit	—	(119,548)	—	—	—
Accrued expenses and other liabilities	139,031	409,762	(452,715)	11,456,057	1,462,949
Advance from customers	160,000	165,000	—	517,433	66,076
Lease liability	(426,513)	(188,717)	—	—	—
Deferred revenue	517,315	4,666,012	365,328	(1,406,279)	(179,583)
Income taxes payable	—	—	—	233,259	29,787
Deferred cost of revenue	(261,000)	(1,377,776)	—	(249,399)	(31,848)
Cash provided by (used in) operating activities	(531,828)	1,561,907	(276,602)	4,296,899	548,718

Investing activities
Advance to a related party	(809,170)	—	—	—	—
Purchase of property and equipment	(14,935)	(25,455)	—	(48,432)	(6,185)
Repayment from a related party	—	404,182	—	—	—
Payment to acquire right of use assets-finance lease	(77,133)	—	—	—	—
Net cash used to acquire subsidiaries in business combinations	—	—	—	(10,000,000)	(1,277,008)
Cash provided by (used in) investing activities	(901,238)	378,727	—	(10,048,432)	(1,283,193)

Financing activities
Proceeds from issue of shares	—	—	—	10,000,100	1,273,914
Capital reserves from shareholders	—	—	—	16,364,143	2,084,633
Repayment to bank loans	(38,679)	(431,746)	—	(676,972)	(86,450)
Proceeds from bank loans	2,304,000	—	—	—	—
Deferred offering costs	—	—	—	(18,758,367)	(2,395,459)
Advanced to related parties	—	(38,000)	—	(1,749,007)	(223,350)
Borrowings from a related party	492,700	—	—	—	—
Borrowings to shareholders	—	—	—	(100)	(13)
Repayment from a director	—	—	(18,966)	1,806,585	230,702
Principal payment for obligation under finance leases	(34,578)	(106,869)	—	(111,744)	(14,270)
Cash (used in) provided by financing activities	2,723,443	(576,615)	(18,966)	6,874,638	869,707

Net increase (decreased) in cash	1,290,377	1,364,019	(295,568)	1,123,105	135,232
Unrealised exchange difference separately from cash flows from financing activities	—	—	—	—	8,190
Cash as of beginning of the year/ period	147,414	1,437,791	2,801,810	2,506,242	320,049
Cash as of the end of the year/ period	1,437,791	2,801,810	2,506,242	3,629,347	463,471

Supplementary Cash Flows Information
Cash paid for interest	55,189	105,854	—	74,587	9,525
Cash paid for taxes	24,554	73,323	—	19,149	2,445

Non-cash transaction
Lease liabilities arising from obtaining right-of-use assets	513,082	—	—	—	—
Provision for income tax	—	—	—	270,466	34,539

Cash flow information related to lease consists of the following:

	(Predecessor)			(Successor)
	For the year ended September 30,	For the year ended September 30,	From October 1, 2022 to October 11,	From October 12, 2022 to September 30,
	2021	2022	2022	2023
	HK$	HK$	HK$	HK$	US$
Operating cash payments for operating leases	438,000	190,000	—	460,800	58,844
Operating cash payments for finance leases	84,578	19,191	—	14,316	1,828
Financing cash payments for finance leases	34,578	106,869	—	111,744	14,270

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Techlution Service Limited (“TSL”) was incorporated in accordance with laws and regulations of Hong Kong on November 28, 2017. It is engaged in providing IT development and consulting service to customers.

Neural Sense Limited (“NSL”) was incorporated in accordance with laws and regulations of Hong Kong on October 16, 2019. It is also engaged in providing IT development and consulting service to customers.

Alpha Technology Group Limited (“Alpha”) was incorporated in the British Virgin Islands on October 5, 2022 as an exempted company. Alpha has not commenced its operations.

On October 12, 2022, Alpha acquired 100% of equity interest in NSL and TSL from the former shareholders. NSL and TSL became Alpha’s wholly owned subsidiaries. Alpha as investing holding company conducts its primary operations through its two wholly owned subsidiaries after the acquisition. Alpha and its subsidiaries, NSL and TSL, are collectively referred to as the “Predecessor and Successor”. Although, after the acquisition, NSL and TSL became wholly-owned subsidiaries of Alpha.

Recent development

The subsidiaries of Alpha were under the control of different ultimate owners immediately following their acquisition by Alpha. Although, after the acquisition, NSL and TSL became wholly-owned subsidiaries of Alpha, the two acquired companies did not operate under common control as their ultimate owners had been different. As these transactions between entities are not under common control as it is different ultimate owner of the Company after acquisition, the Company has reported the results of combined operations for the period in a manner similar to the acquisition method and has consolidated financial results from the date of the initial acquisition of the aforementioned companies. Assets and liabilities were consolidated at their carrying values, and goodwill arising from this acquisition was attributable to the expected synergies from the operation of NSL and TSL.

Initial public offering

On November 2, 2023, Alpha announced its closing of the initial public offering of 1,750,000 Ordinary Shares at an offering price of US$4 per Ordinary Share. Alpha raised total gross proceeds of approximately US$7,000,000. In addition, the Company granted to its underwriters an option for a period of 45 days after closing of the initial public offering to purchase up to an additional 262,500 Ordinary Shares at the public offering price, less underwriting discounts. On November 21, 2023, the underwriters fully exercised the over-allotment option to purchase an additional 262,500 Ordinary Shares at the public offering price of $4.00 per share. As a result, Alpha further raised gross proceeds of approximately US$1 million, in addition to the previously discussed gross proceeds of approximately US$7 million, before deducting underwriting discounts and offering expenses. After deducting underwriting discounts, commissions, and other offering expenses, the Company received a total net proceeds of approximately US$5.32 million.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going concern

The Company has not yet established an ongoing source of revenue sufficient to cover its operating costs and allow it to continue as a going concern. For the year ended September 30, 2023, the Company had generated a net loss HK$6,987,360 (approximately US$892,292) but generated from operating activities in the amount of HK$4,020,297 (approximately US$513,395). The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease or reduce its operations.

In order to continue as a going concern, the Company will need, among other things, additional capital resources. The Company will need to continue to raise funds through the issuance of debt instruments to obtain additional operating capital. The Company will continue to be dependent upon its ability, and will continue to attempt, to secure additional equity and/or debt financing until the Company can earn revenue and realize positive cash flow from its operations.

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

There are no assurances that the Group will be successful in earning revenue and realizing positive cash flow from its operations. Without sufficient financing it would be unlikely that the Company will continue as a going concern.

The Company’s plans with respect to its liquidity issues include, but are not limited to, the following:

1)	Continue to raise financing through the sale of its equity and/or debt securities;

2)	Continue developing its business, products and services and seek strategic partnerships and cooperative arrangement to grow our revenue and profitability.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraphs and eventually secure other sources of financing and achieve profitable operations. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might result from this uncertainty.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the regulations of the Securities and Exchange Commission (“SEC”).

Principles of combination

The combined financial statements for the years ended September 30, 2021 and 2022 are prepared by adding together financial statement items of NSL and TSL, since NSL and TSL were under common control. The financial statements used for combination purposes have been prepared applying the Company’s accounting policies. Upon combining the financial information for the periods, intra-group income and expenses, intragroup accounts and profits and losses on transactions between the combined entities are eliminated. Comparative figures have been changed accordingly. The accounting principles set out below have been applied consistently to all periods presented in these combined financial statements.

Principles of consolidation

Since the subsidiaries of Alpha were controlled by the different ultimate owners immediately after acquisition by Alpha and the acquisition transactions between entities are not under common control, business combination was adopted and consolidated financial statements after the acquisition were used and the consolidated financial statements include the financial statements of the Company, and its subsidiaries, TSL and NSL. All intercompany transactions and balances have been eliminated on consolidation. Reorganization structure was not applicable for the Company as the shareholders of TSL and NSL were entirely changed since October 12, 2022.

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Business combinations

During the years ended September 30, 2021 and 2022, Mr. Leung Tsz Him was the director and shareholder of TSL and Ms. Chan Shuk Wa was the director and shareholder of NSL. Since Mr. Leung Tsz Him is the spouse of Ms. Chan Shuk Wa, TSL and NSL were considered as under the common control of Mr. Leung Tsz Him and his spouse during the aforementioned periods.

Alpha acquired 100% equity interest in NSL and TSL from the former shareholders. The Company accounts for such acquisition using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Company and equity instruments issued by the Company. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the acquisition date amounts of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the acquisition date amounts of the net assets of the subsidiary acquired, the difference is recognized directly in the combined income statements. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Subsequent to the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any further adjustments are recorded in the consolidated income statements.

On October 12, 2022, Alpha acquired control of both TSL and NSL, and Mr. Leung Tsz Him was appointed as the CEO of Alpha.

For the Company’s non-wholly owned subsidiaries, a non-controlling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Predecessor’s and Successor’s consolidated financial statements include the useful lives of property and equipment, impairment of long-lived assets, allowance for doubtful accounts, provision for contingent liabilities, revenue recognition, deferred taxes and uncertain tax position. Actual results could differ from these estimates.

Foreign currency translation and transaction and convenience translation

The accompanying consolidated financial statements are presented in the Hong Kong dollar (“HK$”), which is the reporting currency of the Predecessor and Successor. HK$ is also the functional currency.

Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. Translation gains and losses are recognized in the consolidated statements of operations and comprehensive loss as other comprehensive income or loss. Transactions in currencies other than the reporting currency are measured and recorded in the reporting currency at the exchange rate prevailing on the transaction date. The cumulative gain or loss from foreign currency transactions is reflected in the consolidated statements of income and comprehensive income(loss).

The value of foreign currencies including the US Dollar may fluctuate against the Hong Kong Dollar. Any significant variations of the foreign currencies relative to the Hong Kong Dollar may materially affect the Predecessor’s and Successor’s financial condition in terms of reporting in HK$.

Convenience translation

Translations of amounts in the consolidated balance sheet, consolidated statements of income and consolidated statements of cash flows from HK$ into US$ as of and for the year ended September 30, 2023 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.8308, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Related parties

The Predecessor and Successor adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the Predecessor’s and Successor’s securities (ii) the Predecessor’s and Successor’s management and or their immediate family, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Predecessor and Successor, or (iv) anyone who can significantly influence the financial and operating decisions of the Predecessor and Successor. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

Cash

Cash comprises of cash in banks and cash on hand. Cash held in accounts at financial institutions located in Hong Kong. The Predecessor and Successor have not experienced any losses in such accounts and do not believe the cash is exposed to any significant risk.

Accounts Receivable, net

Accounts receivable, net are stated at the original amount less an allowance for doubtful accounts on such receivables. The allowance for doubtful accounts is estimated based upon the Predecessor’s and Successor’s assessment of various factors including historical experience, the age of the accounts receivable balances, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect the Predecessor’s and Successor’s customers’ ability to pay. An allowance is also made when there is objective evidence for the Predecessor and Successor to reasonably estimate the amount of probable loss.

Deferred initial public offering (“IPO”) costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering.” Deferred offering costs consist of underwriting, legal, and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of September 30, 2023 and 2022, the Company capitalized $20,629,434 (approximately US$2,634,396) and nil of deferred offering costs, respectively.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets taking into consideration the assets’ estimated residual value. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use.

Estimated useful lives of computer hareware is 5 years.

Expenditure for repair and maintenance costs, which do not materially extend the useful lives of the assets, are charged to expenses as incurred, whereas the expenditure for major renewals and betterment that substantially extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of income.

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Goodwill

Goodwill represents the excess of the purchase consideration over the acquisition date amounts of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. In accordance with ASC 350, the Company may first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, the Company considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit, including consideration of the impact of the COVID-19 pandemic. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. The Company may also bypass the qualitative assessment and proceed directly to perform the quantitative impairment test.

The Company adopted ASU 2017-04, “Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”. After adopting this guidance, the Company performs the quantitative impairment test by comparing the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, the amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as impairment. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit.

Intangible assets

Intangible assets acquired in a business combination are recognised separately from goodwill and are initially recognised at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets acquired in a business combination with finite useful lives are reported at costs less accumulated amortisation and any accumulated impairment losses, being their fair value at the date of the revaluation less subsequent accumulated amortisation and any accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity method investee is recognized in the consolidated income statements and its share of post-acquisition movements in accumulated other comprehensive income is recognized in other comprehensive income. The Company records its share of the results of the equity method investees on a one quarter in arrears basis. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity method investee generally represents goodwill and intangible assets acquired. When the Company’s share of losses of the equity method investee equals or exceeds its interest in the equity method investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity method investee.

Amortization of finite-lived intangible assets is computed using the straight-line method over their estimated useful lives, which is as follows:

Software	10 years

The Company continually reviews its investments in equity method investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the severity and the length of time that the fair value of the investment is below its carrying value; the financial condition, the operating performance and the prospects of the equity method investee; the geographic region, market and industry in which the equity method investee operates, including consideration of the impact of the COVID-19 pandemic; and other company specific information such as recent financing rounds completed by the equity method investee. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the investment in the equity method investee is written down to its fair value.

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Lease

The Predecessor and Successor adopted ASU 2016-02, Leases (Topic 842), on October 1, 2020, using a modified retrospective approach reflecting the application of the standard to leases existing at, or entered into after, the beginning of the earliest comparative period presented in the combined financial statements.

The Predecessor and Successor lease its offices which are classified as operating leases and leases its motor vehicle which is classified as finance lease in accordance with Topic 842. At lease inception, if the lease meets any of the following five criteria, the Predecessor and Successor will classify it as a finance lease: (i) the lease transfers ownership of the underlying asset to the Predecessor and Successor by the end of the lease term, (ii) the lease grants the Predecessor and Successor an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (iii) the lease term is for the major part of the remaining economic life of the underlying asset, (iv) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all (90% or more) of the fair value of the underlying asset, or (v) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. Otherwise, the lease will be treated as an operating lease.

Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Predecessor and Successor recognize the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Predecessor’s and Successor’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets as of September 30, 2023 and 2022, respectively.

Commitments and contingencies

In the normal course of business, the Predecessor and Successor is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for the contingencies are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Predecessor and Successor, but which will only be resolved when one or more future events occur or fail to occur. The Predecessor and Successor assesses these contingent liabilities, which inherently involves judgment. In assessing loss contingencies related to legal proceedings that are pending against the Predecessor and Successor or unasserted claims that may result in legal proceedings, the Predecessor and Successor, in consultation with its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of the reasonably possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Deferred costs

The Group capitalizes certain consultation expenditures that are identifiable and directly related to the provision of its services to customers. The Group analyzes such expenditures that may be capitalized to assess their recoverability and only capitalizes costs that it anticipates being recoverable through the terms of the associated project. The Group begins amortizing the deferred costs to cost of revenues once the revenue recognition criteria have been met, and the Group amortizes those deferred costs ratably over the expected period of customer benefit. The Group has determined this period to be the estimated life of the technology for new contracts. The Group determined the period of benefit by considering factors such as historically high renewal rates with similar customers and contracts, initial contract length, an expectation that there will still be a demand for the product at the end of its term, and the significant costs to switch to a competitor's product, all of which are governed by the estimated useful life of the technology. The Group monitors deferred costs for impairment and records impairment when customers terminate or allow services to lapse due to contract modifications and/or from other assessments as needed. Any impairment losses identified are recognized in the form of an expense acceleration with the applicable amount recorded to deferred costs on the consolidated balance sheet and in cost of revenues in the consolidated statements of comprehensive loss/income. The deferred costs are expected to be amortized during the succeeding twelve-month period, and recorded in current assets on the consolidated balance sheets. As of September 30, 2022 and 2023, the Group recorded deferred costs of HK$1,828,776 and HK$2,088,175 on its consolidated balance sheets

Impairment of long-lived assets

Long-lived assets, including property and equipment are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Predecessor and Successor assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Predecessor and Successor will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended September 30, 2021, 2022 and 2023, no impairment of long-lived assets was recognized.

Borrowings

Borrowings are presented as current liabilities unless the Predecessor and Successor have an unconditional right to defer settlement for at least 12 months after the end of the reporting date, in which case they are presented as non-current liabilities.

Borrowings are initially recorded at fair value, net of transaction costs and subsequently carried at amortised costs using the effective interest method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in profit or loss over the period of the borrowings using the effective interest method. Borrowings which are due to be settled within 12 months after the end of the reporting date are included in current borrowings in the statement of financial position even though the original term was for a period longer than 12 months and an agreement to refinance, or to reschedule payments, on a long-term basis is completed after the end of the reporting date and before the financial statements are authorised for issue.

Other payables

Other payables and accrued liabilities primarily include contract liabilities, salaries payable as well as other accrual and payable.

A contract liability is recognized when a payment is received or a payment is due (whichever is earlier) from a customer before the Predecessor and Successor transfer the related goods or services. Contract liabilities are recognized as revenue when the Predecessor and Successor perform under the contract (i.e., transfers control of the related goods or services to the customer).

Fair Value Measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Predecessor and Successor. The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels of the fair value hierarchy are as follows:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments, such as cash, accounts receivable, rental deposit, due from a related party, accrued expenses and other liabilities, advance from customers and due to a related party, included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue Recognition

On October 1, 2020, the Predecessor and Successor adopted ASC 606, Revenue from Contracts with Customers using the modified retrospective method for all contracts not completed as of the date of adoption.

Under ASC 606, the core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. This new guidance provides a five-step analysis in determining when and how revenue is recognized. Under the new guidance, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the new guidance requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Predecessor and Successor identify its contracts with customers and all performance obligations within those contracts. The Predecessor and Successor then determines the transaction price and allocates the transaction price to the performance obligations within the Predecessor and Successor’s contracts with customers, recognizing revenue when, or as, the Predecessor and Successor satisfy, its performance obligations. The adoption of ASC 606 did not significantly change (1) the timing and pattern of revenue recognition for all of the Predecessor’s and Successor’s revenue streams, and (2) the presentation of revenue as gross versus net. Therefore, the adoption of ASC 606 did not have a significant impact on the Predecessor’s and Successor’s financial position, results of operations, equity or cash flows as of the adoption date and for the years ended September 30, 2023 and 2022.

The Predecessor and Successor contract with customers to mainly provide IT related service, including system development service, web and mobile application development service and artificial intelligence powered optical character recognition development service (“AI-OCR”), normally service term within a year. The terms of pricing and payment are fixed, no variable consideration is involved. A series of promises are identified in a contract. But these promises are interrelated and not distinct. These promises are inputs used to complete the service. The customers cannot benefit from any standalone promise. Thus only one performance obligation with standard quality guarantee is identified in a contract. The performance obligation is satisfied at a point of time and recognized in revenue upon the completion of services to the customers, usually at the time when the result of services is tested and accepted by the customers.

From time to time, the Predecessor and Successor enter into arrangement to provide technological support and maintenance service to its customers. The Predecessor’s and Successor’s contracts have a single performance obligation and are primarily on a fixed-price basis. The Predecessor’s and Successor’s efforts are expended evenly throughout the service period. The revenues for the technological support and maintenance service are recognized over the support and maintenance services period, usually one year or less.

No significant returns, refund and other similar obligations during each reporting year.

There were no loss contracts that the revenue of which has not been recognized for the years ended September 30, 2021, 2022 and 2023, and according to the estimation, there is no indication that the revenue cannot cover the estimated expenses and costs.

Revenue from NFT artworks, NFT marketplace and develop NFT-related game

The Predecessor and Successor create NFT artworks, NFT marketplace and NFT artworks, develop NFT-related game for customers. The Predecessor and Successor generate revenue from providing NFT marketplace and related development services under separate contracts to customers as a principal. The terms of pricing and payment are fixed and no variable consideration is involved. A series of promises are identified in a contract, which are interrelated and not distinct. These promises are inputs used to complete the service. The customers cannot benefit from any standalone promise. Thus only one performance obligation with standard quality guarantee is identified in a contract. The performance obligation is satisfied at a point of time and recognized in revenue upon the completion of services to the customers, usually at the time when the result of services is tested and accepted by the customers. There is no difference on revenue recognition for both system development, web and mobile application development, AI-OCR services and NFT-related services.

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

See note 8 for the disaggregated revenue from contracts with customers by revenue stream.

	(Predecessor)			(Successor)
	For the year ended September 30, 2021	For the year ended September 30, 2022	From October 1, 2022 to October 11, 2022	From October 12, 2022 to September 30, 2023
	HK$	HK$	HK$	HK$	US$
System development	3,184,948	3,602,067	—	5,969,112	762,261
NFT	—	—	—	1,585,000	202,406
Web and mobile application development	235,000	391,000	—	—	—
AI-OCR development	495,458	68,141	—	80,970	10,340
Technological support and maintenance service and other services	140,000	360,000	—	1,054,667	134,682
	4,055,406	4,421,208	—	8,689,749	1,109,689

The following table summarizes disaggregated revenue from contracts with customers by timing of revenue:

	(Predecessor)			(Successor)
	For the year ended September 30, 2021	For the year ended September 30, 2022	From October 1, 2022 to October 11, 2022	From October 12, 2022 to September 30, 2023
	HK$	HK$	HK$	HK$	US$
Revenue recognized at point in time	3,915,406	4,106,208	—	7,635,082	975,007
Revenue recognized over-time	140,000	315,000	—	1,054,667	134,682
	4,055,406	4,421,208	—	8,689,749	1,109,689

The following table summarizes advance from customers by revenue stream:

	(Predecessor)	(Successor)
	As of September 30,
	2022	2023
	HK$	HK$	US$
System development	325,000	842,433	107,579
	325,000	842,433	107,579

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. In accordance with ASC340-40-25-1, an entity shall recognize as an asset for the incremental costs of obtaining a contract with a customer if the entity expects to recover those costs. Entities sometimes incur costs to obtain a contract that otherwise would not have been incurred. Entities also may incur costs to fulfill a contract before a good or service is provided to a customer. The revenue standard provides guidance on costs to obtain and fulfill a contract that should be recognized as assets. Only incremental costs should be recognized as assets which are also periodically reviewed for impairment. The Predecessor and Successor recognized the cost incurred to fulfill a contract but revenue recognition criteria under ASC606 have not yet been met as deferred cost of revenue.

Contract liabilities are presented as deferred revenue in the consolidated balance sheets, which represents service fee payment received from customers in advance of completion of performance obligations under a contract. Deferred revenue relates to unsatisfied performance obligations at the end of each reporting period and consists of cash payment received in advance. The balance of deferred revenue is recognized as revenue upon the completion of performance obligations. Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year.

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

For the years ended September 30, 2021, 2022 and 2023, the amount of revenue recognized that was included in the receipts in advance balance at the beginning of the year were HK$1,026,500, HK$1,703,815 and HK$297,883 (approximately US$38,040), respectively.

The details of deferred revenue are as follows:

	(Predecessor)	(Successor)
	As of September 30,
	2022	2023
	HK$	HK$	US$
System development	2,534,827	2,568,876	328,048
NFT	—	2,000,000	255,402
Technological support and maintenance service and other services	2,792,500	—	—
Web and mobile application development	882,500	600,000	76,620
	6,209,827	5,168,876	660,070

Income taxes

The Predecessor and Successor account for income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Advertising expenses

Advertising expenses, primarily marketing expenditures and content related promotion, are included in “Selling, general and administrative” and are expensed as incurred. Advertising expenses for the years ended September 30, 2021, 2022 and 2023 were HK$17,425, HK$32,517 and HK$93,861 (approximately US$11,986), respectively.

Other comprehensive income

Other comprehensive income consists of two components, net loss and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Predecessor and Successor not using HKD as its functional currencies.

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Significant risks and uncertainties

COVID-19 outbreak

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on our financial condition, liquidity, and future results of operations. Management is actively monitoring the impact of the global situation on our financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak, including the BA-5 variant, and the global responses to curb its spread, we are not able to estimate the effects of the COVID-19 outbreak on our results of operations, financial condition, or liquidity for the years ended September 30, 2023 and 2022.

Concentration and credit risk

Financial instruments that potentially expose the Predecessor and Successor to concentrations of credit risk consist primarily of accounts receivable. The Predecessor and Successor conduct credit evaluations of its customers, and generally does not require collateral or other security from them. The Predecessor and Successor evaluate its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Predecessor and Successor conduct periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

Major Suppliers

As of September 30, 2023, two suppliers accounted for 20% and 13% of our total cost of revenue, respectively. For the year ended September 30, 2021, two suppliers accounted for 39% and 17% of our total purchase, respectively. For the year ended September 30, 2022, three suppliers accounted for 25%, 25% and 12% of our total purchase, respectively

Major Customers

As of September 30, 2023, two customers accounted for 80% and 10% of the Successor’s total accounts receivable balance. As of September 30, 2023, three customers accounted for 35%, 33% and 16% of the Successor’s total revenue, respectively. For the year ended September 30, 2021, three customers accounted for 27%, 24% and 21% of the Predecessor’s total revenue, respectively. For the year ended September 30, 2022, four customers accounted for 33%, 31% and 25% of the Predecessor’s total revenue, respectively. As of September 30, 2021, three customers accounted for 47%, 35% and 18% of the Predecessor’s accounts receivable balance, respectively. As of September 30, 2022, one customer accounted for 100% of the Predecessor’s total accounts receivable balance, respectively.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Predecessor’s and Successor’s financial condition and results of operations. The Predecessor and Successor exposed to floating interest rate risk on cash deposit and borrowings rate, and the risks due to changes in interest rates is not material. The Predecessor and Successor have not used any derivative financial instruments to manage the Predecessor’s and Successor’s interest risk exposure.

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recent issued Accounting Pronouncements

In September 2023, the FSAB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The Board is issuing the amendments in this Update to enhance the transparency and decision usefulness of income tax disclosures. Investors currently rely on the rate reconciliation table and other disclosures, including total income taxes paid, to evaluate income tax risks and opportunities. While investors find these disclosures helpful, they suggested possible enhancements to better (1) understand an entity’s exposure to potential changes in jurisdictional tax legislation and the ensuing risks and opportunities, (2) assess income tax information that affects cash flow forecasts and capital allocation decisions, and (3) identify potential opportunities to increase future cash flows. The Board decided that the amendments should be effective for public business entities for annual periods beginning after December 15, 2024.

In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU 2016-13: Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments — Credit Losses, which clarified that receivables from operating leases are not within the scope of Topic 326 and instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842. On May 15, 2019, the FASB issued ASU 2019-05, which provides transition relief for entities adopting the Board’s credit losses standard, ASU 2016-13. Specifically, ASU 2019-05 amends ASU 2016-13 to allow companies to irrevocably elect, upon adoption of ASU 2016-13, the fair value option for financial instruments that (1) were previously recorded at amortized cost and (2) are within the scope of the credit losses guidance in ASC 326-20, (3) are eligible for the fair value option under ASC 825-10, and (4) are not held-to-maturity debt securities. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-05 are effective for fiscal years beginning after December 15, 2019, including interim periods therein. An entity may early adopt the ASU in any interim period after its issuance if the entity has adopted ASU 2016-13. For all other entities, the effective date will be the same as the effective date of ASU 2016-13. In November 2019, the FASB issued ASU 2019-11, “Codification Improvements to Topic 326, Financial Instruments — Credit Losses.” ASU 2019-11 is an accounting pronouncement that amends ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” The ASU 2019-11 amendment provides clarity and improves the codification to ASU 2016-03. The pronouncement would be effective concurrently with the adoption of ASU 2016-03. The pronouncement is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. In February 2020, the FASB issued ASU No. 2020-02, which provides clarifying guidance and minor updates to ASU No. 2016-13 — Financial Instruments — Credit Loss (Topic 326) (“ASU 2016-13”) and related to ASU No. 2016-02 — Leases (Topic 842). ASU 2020-02 amends the effective date of ASU 2016-13, such that ASU 2016-13 and its amendments will be effective for the Company for interim and annual periods in fiscal years beginning after December 15, 2022. The Predecessor and Successor are currently evaluating the impact this ASU will have on its consolidated financial statements and related disclosures. FASB issued ASU No. 2022-02, provided resources to monitor and assist stakeholders with the implementation of Topic 326. Post-Implementation Review (PIR) activities have included forming a Credit Losses Transition Resource Group, conducting outreach with stakeholders of all types, developing educational materials and staff question-and-answer guidance, conducting educational workshops, and performing an archival review of financial reports.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, as part of its Simplification Initiative to reduce the cost and complexity in accounting for income taxes. This standard removes certain exceptions related to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also amends other aspects of the guidance to help simplify and promote consistent application of GAAP. The amendments in these ASUs are effective for the Predecessor’s and Successor’s fiscal years, and interim periods within those fiscal years beginning October 1, 2022. The Predecessor and Successor do not expect to early adopt this guidance and is in the process of evaluating the impact of adoption of this guidance on the Predecessor’s and Successor’s consolidated financial statements.

Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08). In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (Topic 606). The guidance is effective for all entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Predecessor and Successor do not expect the adoption to have a material impact on its consolidated financial statements.

Intangibles — Goodwill and Other (Topic 350): Accounting Alternative for Evaluating Triggering Events. In March 2021. an entity is required to monitor and evaluate goodwill impairment triggering events throughout the reporting period. An entity is required to consider whether an event has occurred or circumstances have changed that would more likely than not reduce the fair value of a reporting unit (or entity, if the entity has elected the accounting alternative for amortizing goodwill1 and chosen that option) below its carrying amount, that is, whether a triggering event has occurred. If the entity concludes that it is more likely than not that the fair value of the reporting unit is less than its carrying value, then the entity must test goodwill for impairment. The triggering event analysis and resulting goodwill impairment test, if any, are required to be performed when a triggering event occurs without the use of hindsight or known changes to facts and circumstances after the triggering event date.

Since the issuance of Accounting Standards Update No. 2016-02, Leases (Topic 842), the Board has prioritized monitoring and assisting stakeholders with the implementation of Topic 842 through its PIR process. PIR activities include, but are not limited to, responding to technical accounting inquiries and proactively seeking feedback on issues arising from applying Topic 842. The amendments in this Update respond to private company stakeholders’ concerns about applying Topic 842 to related party arrangements between entities under common control. In March 2023, the FASB issued ASU No.2023-03, Leases (Topic 842) Common Control Arrangements.

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

In August 2023, the FASB issued Accounting Standards Update No. 2023-04, Liabilities (Topic 405), Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 121. The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	(Predecessor)	(Successor)
	As of September 30,
	2022	2023
	HK$	HK$	US$
Accounts receivable	317,862	461,017	58,872
Less: allowance for doubtful accounts	(313,362)	(213,362)	(27,246)
Accounts receivable, net	4,500	247,655	31,626

The following table presents movement in allowance for doubtful accounts:

	(Predecessor)		(Successor)
	As of September 30,
	2021	2022	2023
	HK$	HK$	HK$
Balance at beginning of the year	—	—	313,362
Additions	—	313,362	—
Reversal	—	—	(100,000)
Balance at end of the year	—	313,362	213,362

As of September 30, 2022, an allowance for doubtful accounts in the amount of HK$313,362 has been recorded due to a significant increase in credit risk from one specific customer, and such receivable is not expected to be settled and the bad debt allowance was provided accordingly.

Accounts receivable of HK$100,000 (approximately US$12,674) has been received in April 2023, and there were no issues regarding the recoverability of this amount.

Up to the date of this annual report, accounts receivable of HK$216,420 (approximately US$27,637) of the HK$247,655 in accounts receivable as of September 30, 2023 have been settled and there was no issue on recoverability.

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	(Predecessor)	(Successor)
	As of September 30,
	2022	2023
	HK$	HK$	US$
Computer hardware	40,390	63,367	8,092
Sub-total	40,390	63,367	8,092
Less: accumulated depreciation	(6,879)	(8,250)	(1,054)
Property and equipment, net	33,511	55,117	7,038

Total depreciation expense recognized for the years ended September 30, 2021, 2022 and 2023 is allocated to the following expense item:

	(Predecessor)		(Successor)
	As of September 30,
	2021	2022	2023
	HK$	HK$	HK$
General and administrative expense	450	6,429	9,904
Total depreciation expense	450	6,429	9,904

Depreciation expense recognized for the years ended September 30, 2021, 2022 and 2023 were approximately HK$450, HK$6,429 and HK$9,904 (US$1,265), respectively.

5. intangible asset

	(Predecessor)	(Successor)
	As of September 30,
	2022	2023
	HK$	HK$	US$
Software	—	5,116,814	653,422
Less: amortization	—	(511,681)	(65,342)
Software, net	—	4,605,133	588,080

Amortization expenses recognized for the years ended September 30, 2022 and 2023 were HK$ nil and HK$511,681 respectively.

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. INTANGIBLE ASSET (cont.)

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

HK$
Years ending September 30,
2024	511,681
2025	511,681
2026	511,681
2027	511,681
2028	511,681
Thereafter	2,046,728
4,605,133

6. BANK LOANS-CURRENT

The Predecessor and Successor’s bank loans which are all denominated in HK$, consist of:

	(Predecessor)	(Successor)
	As of September 30,
	2022	2023
	HK$	HK$	US$
Long-term loans
Bank of East Asia(“BEA”)(1)	120,921	—	—
BEA(2)	2,029,654	1,473,603	188,180
Less: Current portion of long-term loans	681,046	562,331	71,810
Long term loan- non-current portion	1,469,529	911,272	116,370

(1)	On June 12, 2020, TSL entered into a loan agreement with BEA, pursuant to which TSL obtained a loan in the amount of HK$ 317,000 (approximately US$ 40,903) on June 29, 2020 for three years term ended on June 28, 2023. The loan is at interest rate of 2.75% and the principal is to be paid off by 36 unequal monthly instalments. The loan has been guaranteed by HKMC Insurance Limited (“HKMCI”) under the SME Financing Guarantee Scheme and Mr. Leung Tsz Him.

(2)	On March 12, 2021, TSL entered into another loan agreement with BEA, pursuant to which TSL obtained a loan in the amount of HK$ 2,304,000 (approximately US$ 295,954) on March 29, 2021 for five years term ended on March 28, 2026. The loan is at interest rate of 2.75% and the principal is to be paid off by 36 unequal monthly instalments. The loan has been guaranteed by HKMCI under the SME Financing Guarantee Scheme and Mr. Leung Tsz Him.

Annual maturities of the Predecessor and Successor’s long-term debt which comprise the term loans during the next five years following September 30, 2023 and thereafter are as follows:

	HK$	US$
Years ending September 30,
2024	562,331	71,810
2025	348,941	44,560
2026	—	—
	911,272	116,370

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. LEASE

The Predecessor and Successor’s leasing activities primarily consist of offices leased from a related party and third party which are operating lease and lease of vehicle from third party which is finance lease. ASC 842 requires leases to recognize right-of-use assets and lease liabilities on the balance sheet. The Predecessor and Successor’s has elected an accounting policy to not recognize short-term leases (one year or less) on the balance sheet.

As of September 30, 2022 and 2023, the finance lease’s weighted average remaining lease term was 3.17 years and 2.17 years. As of September 30, 2022 and 2023, the weighted average discount rate was 4.46% and 4.46%, respectively.

	(Predecessor)	(Successor)
	As of September 30,
	2022	2023
	HK$	HK$	US$
Right-of -use asset-finance lease
Motor vehicle	590,215	590,215	75,371
Accumulated amortization	(174,879)	(423,499)	(54,081)
Right-of -use asset-finance lease, net	415,336	166,716	21,290
Lease liabilities – finance lease, current portion	111,738	116,834	14,920
Lease liabilities – finance lease, non-current portion	259,897	143,057	18,268
Total finance lease liabilities	371,635	259,891	33,188

The components of lease costs were as follows:

	(Predecessor)			(Successor)
	For the year ended September 30,	For the year ended September 30,	From October 1, 2022 to October 11,	From October 12, 2022 to September 30,
	2021	2022	2022	2023
	HK$	HK$	HK$	HK$	US$
Operating lease costs(i)	364,615	151,923	—	460,800	58,844
Finance lease costs
Amortization of finance lease asset	43,720	131,159	—	248,620	31,749
Interest on lease liability	7,442	19,191	—	14,316	1,828
Total finance lease costs	51,162	150,350	—	262,936	33,577

(i)	Excluding cost of short-term contracts. The Predecessor and Successor also have another lease agreement with one year term, for which the 2025 elected to not recognize right-of-use assets on balance sheet and expensed on straight-line method. The lease term was commenced from March 1, 2022 with monthly lease expense of HK$38,400. Short-term lease costs for the years ended September 30, 2021, 2022 and 2023 were HK$0, HK$268,800 and HK$460,800, respectively, which were charged to general and administrative expenses.

Finance lease costs were recorded as general and administrative expenses and interest expenses. The operating lease expenses were charged to general and administrative expenses. No lease costs for operating and finance leases were capitalized.

Future lease payments under lease liabilities as of September 30 were as follows:

	Operating leases		Finance leases
	HK$	US$	HK$	US$
Period ended September 30,
2024	—	—	126,060	16,098
2025	—	—	126,060	16,098
2026	—	—	21,020	2,684
Total future lease payments	—	—	273,140	34,880
Less: Imputed interest	—	—	(13,249)	(1,692)
Total lease liabilities balance	—	—	259,891	33,188

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. INCOME TAX

British Virgin Islands

Alpha is incorporated in the British Virgin Islands and not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

No deferred tax assets or liabilities has been recognized in the financial statements as they did not have material temporary differences arising between the tax bases of assets and liabilities and their carrying amounts as of September 30, 2022 and 2023.

Hong Kong

Under the Inland Revenue Ordinance of Hong Kong, only profits arising in or derived from Hong Kong are chargeable to Hong Kong profits tax, whereas the residence of a taxpayer is not relevant. Therefore, the Predecessor and Successor’s operating subsidiaries, namely NSL and TSL, are generally subject to Hong Kong income tax on its taxable income derived from the trade or businesses carried out by them in Hong Kong.

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the ’‘Bill’’) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and as gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2,000,000 of profits of the qualifying company entity will be taxed at 8.25%, and profits above HK$2,000,000 will be taxed at 16.5%. The profits of company entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. Accordingly, during the years ended September 30, 2022 and 2023 the Hong Kong profits tax is calculated at 8.25% on the first HK$2,000,000 of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2,000,000.

The following table presents a reconciliation of the differences between the statutory income tax rate and the Predecessor and Successor’s effective income tax rate for the years ended September 30, 2021, 2022 and 2023:

	(Predecessor)			(Successor)
	For the year ended September 30, 2021	For the year ended September 30, 2022	From October 1, 2022 to October 11, 2022	From October 12, 2022 to September 30, 2023
	HK	$HK	$HK	$HK$
Income tax computed at statutory tax rate	16.5%	16.5%	16.5%	16.5%
Effect of preferential tax rates	(8.25)%	(8.25)%	(8.25)%	(8.25)%
Effect of non-deductible expense	(9.93)%	(5.17)%	—	—
Change in valuation allowance	(0.89)%	(5.91)%	(8.25)%	(4.19)%
Effective Income tax rate	(2.57)%	(2.83)%	—	4.06%

The tax effects of temporary differences that give rise to the deferred tax balances as of September 30, 2021, 2022 and 2023 are as follows:

	(Predecessor)			(Successor)
	For the year ended September 30, 2021	For the year ended September 30, 2022	From October 1, 2022 to October 11, 2022	From October 12, 2022 to September 30, 2023
	HK$	HK$	HK$	HK$	US$
Deferred tax assets:
Net operating losses carried forward	38,590	386,510	—	1,011,490	129,168
Valuation allowance	(38,590)	(386,510)	—	(1,011,490)	(129,168)
Deferred tax assets, net	—	—	—	—	—

Deferred tax liabilities:	—	—	—	—	—
Identifiable intangible assets	—	—	—	844,274	107,815
Deferred tax liabilities, net	—	—	—	844,274	107,815

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. INCOME TAX (cont.)

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss carry forwards. The Predecessor and Successor evaluate the potential realization of deferred tax assets on an entity-by-entity basis. As of September 30, 2022 and 2023, valuation allowances were mainly provided against deferred tax assets caused by net operating losses carried forward in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized due to their continuous losses. The Predecessor and Successor’s net operating loss carry-forwards as of September 30 may be carried forward indefinitely.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Deferred tax liabilities generated from the acquisition of TSL and NSL.

9. SEGMENT INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making company, in deciding how to allocate resources and in assessing performance. The Predecessor and Successor’s CODM is identified as the Chief Executive Officer.

The Predecessor and Successor are mainly engaged in the business of providing IT related service to customers. Since the nature, the business processes and the marketing channel of the services are substantially similar, the Predecessor and Successor are considered as operating in a single reportable segment with revenues derived from multiple revenue streams.

	(Predecessor)			(Successor)
	For the year ended September 30, 2021	For the year ended September 30, 2022	From October 1, 2022 to October 11, 2022	From October 12, 2022 to September 30, 2023
	HK$	HK$	HK$	HK$	US$
System development	3,184,948	3,602,067	—	5,969,112	762,261
NFT	—	—	—	1,585,000	202,406
Web and mobile application development	235,000	391,000	—	—	—
AI-OCR development	495,458	68,141	—	80,970	10,340
Technological support and maintenance service and other services	140,000	360,000	—	1,054,667	134,682
	4,055,406	4,421,208	—	8,689,749	1,109,689

Substantially the majority of the Predecessor and Successor’s revenues are derived from Hong Kong where services are provided to customers. In addition, the Predecessor and Successor’s long-lived assets are substantially all located in and derived from Hong Kong, and the amount of long-lived assets attributable to any individual other country is not material.

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. RELATED PARTY TRANSACTIONS AND BALANCES

The amount due from related parties consisted of the following:

		(Predecessor)	(Successor)
	Relationship with the	As of September 30,
Name	Company	2022	2023	2023
		HK $	HK	US$
Leung Tsz Him	CEO of our Company	1,343,240	—	—
Wittelsbach Group Holding Limited	Shareholder	—	51	6
Hanoverian International Group Limited	Shareholder	—	22	3
Zihua Shengshi Holding Group Limited	Shareholder	—	19	2
Tsang Chun Ho	Shareholder	—	3	1
Leung Ka Fai	Shareholder	—	3	1
XU Qinxiang	Shareholder	—	2	—
Fuchsia Capital Limited	Controlled by the Company’s Executive Director	—	683,438	87,275
		1,343,240	683,538	87,288

The amount due from related parties are unsecured, interest-free and repayable on demand. On March 14, 2023, the Company fully received the outstanding balance of due from Leung Tsz Him as of September 30, 2022.

The amount due to related parties consisted of the following:

	Relationship with the	(Predecessor)	(Successor)
	Predecessor and	As of September 30,
Name	Successor	2022	2023	2023
		HK $	HK $	US$
Simplus IO Limited	Controlled by the Company’s CEO	1,065,569	—	—
Leung Tsz Him	CEO of our Company	—	216,308	27,623
Tsoi Tan Yee	CFO of our Company	—	236,652	30,221
		1,065,569	452,960	57,844

The amount due to related parties are unsecured, interest-free and repayable on demand.

In addition, the Predecessor and Successor had the following transactions with related parties:

			(Predecessor)	(Successor)
	Relationship with the Predecessor and		For the year ended September 30,	From October 1, 2022 to October 11,	From October 12, 2022 to September 30,	Year ended September 30,
Name	Successor	Nature	2022	2023	2023	2023
			HK$		HK$	US$
ProAlgories Limited	Controlled by the Company’s CEO’s spouse	(System development service revenue)/ Management fee	400,000	—	110,000	14,047
Simplus IO Limited	Controlled by the Company’s CEO	Management fee	839,000	—	435,000	55,550
		Rental expenses	151,923	—	—	—
Fuchsia Capital Limited	Owned by the Company’s Executive Director	NFT-related services income	—	—	1,410,000	180,058
Rainbow Capital (HK) Limited	Owned by the Company’s CFO	Listing expenses	—	—	2,300,000	293,712

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Loss per share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 for the years ended September 30, 2021, 2022 and 2023 as follows:

	(Predecessor)			(Successor)
	For the year ended September 30,	For the year ended September 30,	From October 1, 2022 to October 11,	From October 12, 2022 to September 30,
	2021	2022	2022	2023
	HK$	HK $	HK $	HK $	US$
Numerator:
Net loss attributable to ordinary shareholders of Alpha Technology Group Limited	(981,035)	(2,663,554)	(156,387)	(6,830,973)	(872,321)
Denominator:
Weighted average number of ordinary shares
— Basic	20,000	20,000	20,000	13,250,000	13,250,000
— Diluted	—	—	—	1,169,808	1,169,808
Net loss per share attributable to ordinary shareholders
— Basic	(49)	(133)	(8)	(1)	(0.07)
— Diluted	—	—	—	(6)	(0.75)

12. BUSINESS COMBINATION

Acquisition of TSL

TSL mainly engages in the provision of IT services. On October 12, 2022, the Company acquired the entire equity interest from the then shareholders of TSL for a cash consideration of HK$5,000,000. Upon the completion of the transaction, the Company held 100% equity interest of TSL and it became a wholly-owned subsidiary of the Company.

The allocation of the purchase price as of the date of acquisition is summarized as follow:

HK$
Net liabilities acquired	(1,909,226)
Goodwill	5,445,569
Contingent consideration	(101,231)
Intangible asset	1,874,117
Deferred tax liabilities	(309,229)
Total	5,000,000

Acquisition of NSL

NSL mainly engages in the provision of information technology development services. On October 12, 2022, the Company acquired the entire equity interest from the then shareholders of NSL for a cash consideration of HK$5,000,000. Upon the completion of the transaction, the Company held 100% equity interest of NSL and it became a wholly-owned subsidiary of the Company.

The allocation of the purchase price as of the date of acquisition is summarized as follow:

HK$
Net liabilities acquired	(2,314,362)
Goodwill	4,731,390
Contingent consideration	(124,680)
Intangible asset	3,242,697
Deferred tax liabilities	(535,045)
Total	5,000,000

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. BUSINESS COMBINATION (cont.)

Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of TSL and NSL and the Company, the technical knowhow and experience in the managing customers’ needs. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

13. COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Predecessor and Successor may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Predecessor and Successor record contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of September 30, 2023 and through the issuance date of these consolidated financial statements.

14. SUBSEQUENT EVENTS

The Predecessor and Successor have assessed all events from September 30, 2023, up through the date that these consolidated financial statements are available to be issued, unless as disclosed below, there are not any material subsequent events that require disclosure in these consolidated financial statements other than events detailed below.

On October 30, 2023, SEC declared the registration statement on Form F-1, as amended (File Number 333-273289) for initial public offering to be effective. Subsequently, on November 2, 2023, Alpha completed initial public offering in which issuing and selling an aggregate of 1,750,000 Ordinary Shares, at a price of US$4 per share, generating total proceeds of US$7 million before deducting underwriting discounts and other offering expenses.

On November 21, 2023, Prime Number Capital LLC, as the representative of the underwriters of the initial public offering, fully exercised the over-allotment option to purchase an additional 262,500 Ordinary Shares at the public offering price of US$4 per share.

Pursuant to the resolution passed on March 31, 2023, the listing expenses of approximately HK$6.4 million were paid by Fuchsia Capital Limited (“Fuchsia”), a company controlled by one of our Executive Directors, on behalf of the Company and the Company was not required to return or repay the above-mentioned amount of listing expenses to Fuchsia. On January 22, 2024, Alpha passed resolution and revoked the above resolution and it was resolved that the Company is required to repay the above-mentioned amount of listing expenses to Fuchsia from the proceeds of the NASDAQ Initial Public Offerings, given that the successful listing on The Nasdaq Stock Market LLC.