Form 20-F
period 2024-09-30
Alpha Technology Group Ltd
filed 2025-01-27
CIK 1967621

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ________ to ________

Commission file number: 001-41847

Alpha Technology Group Ltd

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Unit No.08 on the 25th Floor of Nanyang Plaza, No. 57 Hung To Road

Kwun Tong, Kowloon, Hong Kong

(Address of principal executive offices)

Mr. Anthony Tsang

Telephone: + 852 6028 9378

Email: anthony8668@gmail.com

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	ATGL	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 15,262,500 Ordinary Shares, par value $0.0001 per share, as of September 30, 2024.

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“Alpha,” “our Company” and the “Company” are to Alpha Technology Group Limited, the holding company of our businesses;

●	“AI” are to artificial intelligence;

●	“BVI” are to the British Virgin Islands;

●	“CAGR” are to the compounded annual growth rate, representing the year-on-year growth rate over a specific period of time;

●	“China” or the “PRC” are to the People’s Republic of China;

●	“Class A Ordinary Shares” are to the Class A ordinary shares of Alpha Technology Group Limited, par value US$0.0001 per share;

●	“Class B Ordinary Shares” are to the Class B ordinary shares of Alpha Technology Group Limited, par value US$0.0001 per share;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“F&S Report” are to the industry report on the overview of the industry in which our Company operates, which details are included in the registration statement on Form F-1(File Number 333-273289);

●	“Hong Kong dollar(s)” or “HK$” are to the legal currency of Hong Kong;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this annual report only;

●	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;

●	“Memorandum and Articles of Association” are to the amended and restated memorandum and articles of association of Alpha adopted on November 4, 2024 with effect from December 3, 2024;

●	“NSL” are to Neural Sense Limited, one of Alpha’s operating subsidiaries in Hong Kong;

●	“Operating Subsidiaries” are to Techlution and NSL;

●	“Ordinary Shares” are to the Class A and Class B ordinary shares of Alpha Technology Group Limited, par value US$0.0001 per share;

●	“Predecessor” are to NSL and Techlution;

●	“PRC” and “Mainland China” are to the People’s Republic of China;

●	“PRC government” are to the government and governmental authorities of Mainland China, for the purpose of this annual report only;

●	“SEC” are to the U.S. Securities and Exchange Commission;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“Successor” are to Alpha and the Operating Subsidiaries;

●	“Techlution” are to Techlution Service Limited, one of Alpha’s operating subsidiaries in Hong Kong;

●	“US$” or “U.S. dollar(s)” are to the legal currency of the United States;

●	“U.S.” refers to the United States of America; and

●	“we,” “us,” “our,” and the “Group” are to Alpha Technology Group Limited, the BVI holding company of our businesses, and/or its subsidiaries, as the context requires.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended September 30, 2024, 2023, and 2022. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of Hong Kong dollars to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

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

This annual report contains translations of certain Hong Kong dollar amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	September 30,
US$ Exchange Rate	2024	2023	2022
At the end of the year – HK$	HK$7.7693 to $1.00	HK$7.8308 to $1.00	HK$7.8498 to $1.00
Average rate for the year – HK$	HK$7.7693 to $1.00	HK$7.8308 to $1.00	HK$7.8498 to $1.00

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

D. Risk factors.

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may materially and adversely affect our business, financial condition, results of operations, cash flows and prospects that you should consider before making a decision to invest in our Ordinary Shares. These risks include, but are not limited to, the following:

Risks related to our business and industry

●	We have a limited operating history. It will be difficult for you to evaluate our current business performance and future prospects and may increase the risks associated with your investment.

●	If our IT solutions contain serious errors, defects, security vulnerabilities or bugs, our business, financial condition and results of operations could be adversely affected.

●	If our Operating Subsidiaries’ customers are unable to execute the user acceptance test or are not satisfied with the results therein, our business, financial condition, and results of operations could be adversely affected.

●	We are subject to customer credit risk in collecting accounts receivable.

●	We may not enter into services agreements with customers, and we are thereby vulnerable to risks, in relation to potential contractual disputes which may have a material adverse effect on our business, financial condition and results of operation.

●	If we fail to expand the features and capabilities of our solutions or effectively respond to the rapidly evolving IT solutions market and OCR service market in Hong Kong, our business, financial condition, results of operations and growth prospects would be materially and adversely affected.

●	Our provision of NFT-related services may be subject to a highly evolving regulatory landscape and any changes to laws or regulations could adversely affect our prospects or operations in this respect.

●	Our NFT-related business may subject us to applicable securities laws as the NFT market may evolve and our NFT-related business may expand in the future.

●	Failure to attract new customers and/or retain existing customers would adversely affect our business, financial condition and results of operations.

●	The market in which we participate is highly competitive, and if we do not compete effectively, our operating results could be adversely affected.

●	We face risks associated with concentration of revenue from our major customers, as we rely on a limited number of major customers. This dependency on a limited number of customers may have a material adverse effect on our financial condition and results of operations.

●	We are exposed to risks related to concentration of suppliers as we rely on few major suppliers, and it may have a material adverse effect on our business and results of operations.

●	We rely on external service providers for certain technical services, and any shortage of, or delay in, the supply of such services may significantly impact our business and results of operations.

●	Our business relies on the cloud infrastructure operated by a third-party international cloud operator and other service providers for our business operations, and any disruption of or interference with our use of such services would adversely affect our business, results of operations and financial condition.

●	Our business is subject to system and data security risks, and our existing security measures may be inadequate to address these risks, making our systems susceptible to compromise, which could materially adversely affect our business, results of operations, financial condition and prospects.

●	Development and incorporation of our AI technologies to our IT solutions for improving the automation and precision of our AI-OCR services may not be successful.

●	Future investments or acquisitions may not be successful.

●	Our project completion cycle can be unpredictable and longer than expected, and may lead to increased time and expense that could affect our operating results.

●	Our financial performance may vary from period to period due to seasonality.

●	Our growth is reliant on our sales and marketing strategies. Failure on effective marketing may harm our ability to increase our customer base and spending on ineffective marketing may adversely affect our financial results.

●	If we are unable to develop, maintain, and enhance our brand and reputation in a cost-effective manner, our growth strategies may be hindered and our business may be adversely affected.

●	If we are unable to effectively recruit, retain and train qualified software developers, our growth strategies may be hindered and our business may be adversely affected.

●	Digital ecosystems, including offerings of digital assets, are evolving and uncertain. Our NFT-related business is subject to unknown risks that may materially adversely affect our development.

●	Natural disasters and other catastrophic or force majeure events could materially and adversely affect our business.

●	We rely on our CEO and our key management and professional staff. The loss of key team members could affect our operations and our business may be severely disrupted.

●	We may be affected by the currency peg system in Hong Kong.

●	Should we receive profits from foreign operations and/or proceeds from our securities offering, fluctuations in currency exchange rate could have a material adverse effect on our results of operations.

●	Cybersecurity incidents, security breaches, human error and misconduct, and failure to protect confidential information may harm our reputation and affect our business.

●	Violation, infringement or any failure to protect our intellectual property rights could harm our business and competitive position.

●	We may be subject to intellectual property disputes, which may result in significant legal cost and may disrupt our business and operations.

●	We currently have not registered all trademarks in relation to our trading names, products and services and we therefore have to rely on common law trademark protection until we register our trademark.

●	If the domain names licensed to us are not properly maintained or the domain names underlying such licenses are not enforced, our competitive position and business prospects will be harmed.

●	We may not be adequately insured against losses and liabilities arising from our operations.

●	Any unexpected and prolonged disruption to the access of our business premises may adversely affect our business.

Risks relating to economic conditions

●	A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

●	A sustained outbreak of epidemics, such as the COVID-19 pandemic, and the measures taken in response thereto could have a material adverse impact on our business, operating results and financial condition.

●	The current trade tension between the U.S. and the PRC may potentially have a negative impact on our business, financial condition and results of operations.

Risks related to our corporate structure

●	We rely on dividends and other distributions on equity paid by our Operating Subsidiaries in Hong Kong to fund any cash and financing requirements we may have and any limitation on the ability of our subsidiaries to make payments to us outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiaries by the PRC government to transfer cash in the future could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless.

●	Our business, financial condition and results of operations, and/or the value of our Class A Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected if the PRC government intervenes or influences our business operations at any time or may exert control over offerings conducted overseas and foreign investment in PRC based issuers, such as approval or other administration requirements of the China Securities Regulatory Commission (“CSRC”), or other PRC governmental authorities in connection with our securities offering under any new laws, rules or regulations in the PRC to be enacted, which may become applicable to Hong Kong, and if required, we cannot assure you that we will be able to obtain such approval.

●	As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Class A Ordinary Shares less attractive to investors but nevertheless, we will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

●	We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

●	You may have more difficulty in protecting your interests than you would as a shareholder of a U.S. corporation.

●	The laws of BVI provide limited protections for minority shareholders, so minority shareholders will not have the same options as to recourse in comparison to the U.S. if the shareholders are dissatisfied with the conduct of our affairs.

●	As a company incorporated in the BVI, we are permitted to adopt certain BVI’s practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market listing standards.

Risks related to doing business in the jurisdictions in which our Operating Subsidiaries operate

●	Though our operations are based in Hong Kong, owing to the long arm application of the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares.

●	If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

●	The Hong Kong legal system embodies uncertainties which could limit the legal protections available to the Operating Subsidiaries.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within the territory of the PRC, including Hong Kong.

●	You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this annual report based on Hong Kong laws.

●	The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries.

●	The enforcement of laws and rules and regulations in PRC can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, it could result in a material change in our Operating Subsidiaries’ operations and/or the value of the securities we are registering for sale.

●	There are some political risks associated with conducting business in Hong Kong.

●	We may be subject to the PRC government’s control of foreign currency conversion, and it may limit our foreign exchange transactions, including dividend payments on our Shares in the future.

●	A downturn in the economic, political or social conditions in Hong Kong, Mainland China and other countries or changes to government policies of Hong Kong and Mainland China could materially and adversely affect our business and financial condition.

Risks related to our Ordinary Shares

●	Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

●	The dual-class structure of our shares may adversely affect the trading market for our Class A Ordinary Shares.

●	The joint statement by the SEC and PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act (“HFCA”) Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering. In the event it is determined that the PCAOB is unable to inspect or investigate completely our Company’s auditor, then such lack of inspection could cause trading in our Class A Ordinary Shares to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our securities.

●	If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

●	Our controlling shareholders have substantial influence over and our interests may not be aligned with the interests of our other shareholders.

●	The market price for our Class A Ordinary Shares may be volatile, which could result in substantial losses to you.

●	Volatility in our Class A Ordinary Shares price may subject us to securities litigation.

●	Our Class A Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

●	The sale or availability for sale of substantial amounts of our Class A Ordinary Shares in the public market could adversely affect the market price of our Class A Ordinary Shares.

●	Because the amount, timing, and whether or not we distribute dividends at all are entirely at the discretion of our board of directors, you must rely on price appreciation of our Class A Ordinary Shares for a return on your investment.

●	As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and will follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.

●	If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

●	If we cannot satisfy, or continue to satisfy, the listing requirements and other rules of Nasdaq Capital Market, although we are exempt from certain corporate governance standards applicable to U.S. issuers as a Foreign Private Issuer, our Class A Ordinary Shares may not be listed or may be delisted, which could negatively impact the price of our Class A Ordinary Shares and your ability to sell them.

●	Because our business is conducted in Hong Kong dollars and the price of our Class A Ordinary Shares is quoted in U.S. dollars, changes in currency conversion rates may affect the value of your investments.

●	We have broad discretion in the use of the net proceeds from our securities offering and we may use these proceeds in ways with which you may not agree.

●	We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

●	You may face potential shareholder dilution from future equity incentive plans and share issuances.

●	We have a large number of authorized but unissued shares, which could negatively impact a potential investor if they purchase our Class A Ordinary Shares.

●	Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline.

●	We may be subject to material litigation, including individual and class action lawsuits, as well as investigations and enforcement actions by regulators and governmental authorities.

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

Our revenue increased by HK$4,268,541 (approximately US$546,463) or 96.55%, from HK$4,421,208 for the year ended September 30, 2022 to HK$8,689,749 (approximately US$1,109,689) for the year ended September 30, 2023, and further increased by HK$3,664,823 (approximately US$471,706) or 42.17% to HK$12,354,572 (approximately US$1,590,178) for the year ended September 30, 2024. However, our historical results of operations and financial performance may not be indicative of our future performance. We cannot assure you that we can maintain the same revenue growth rate in the future, and neither can we guarantee that our business expansion will be as successful as expected or that we can achieve profitability in the future.

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

We generate net accounts receivable from our IT solution services. We generally issue an invoice to our customers of our IT solution services after achieving a milestone specified under our mandate or completing the transaction. As of September 30, 2022, 2023 and 2024, our net accounts receivable balance was HK$4,500 (approximately US$573), HK$247,655 (approximately US$31,626), and HK$1,274,500 (approximately US$164,043), respectively. For the years ended September 30, 2022, 2023 and 2024, bad debt provision was HK$313,362 (approximately US$39,920), nil, and nil, respectively. The bad debt provision for the year ended September 30, 2022 arose from a customer in 2022. As the credit risk for this specific customer increased, we considered that such receivables will not be settled and made the bad debt provision accordingly. Of this amount, HK$100,000 (approximately US$12,674) and HK$100,000 (approximately US$12,871) have been received in the years ended September 30, 2023 and 2024, respectively. As of the date of this annual report, among the outstanding balance of accounts receivable as of September 30, 2024, HK$347,250 (approximately US$44,695) out of HK$1,274,500 (approximately US$164,043) was settled. In view of the payment history of this customer and the ongoing business relationship between our Company and this customer, our management believes that it is highly probable that the remaining balance will be recovered, and therefore no bad debt provision was made for the year ended September 30, 2024. Nonetheless, there is no assurance that such remaining unsettled accounts receivables will be fully recovered. Accordingly, we still face credit risk in collecting the accounts receivable due from customers. Our liquidity and profitability will be adversely affected if significant amounts due from us are not settled on time or at all. The bankruptcy or deterioration of the credit condition of any major customers could also materially and adversely affect our business, financial condition and results of operations.

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

We currently generate a substantial portion of our total revenue from contracts with a limited number of customers. For the year ended September 30, 2022, our top three customers accounted for 33.17%, 30.72% and 25.02% of the Company’s total revenue, respectively. For the year ended September 30, 2023, our top three customers accounted for 35.01%, 32.50% and 16.23% of the Company’s total revenue, respectively. For the year ended September 30, 2024, our top three customers accounted for 21.04%, 18.67% and 12.31% of the Company’s total revenue, respectively. We cannot guarantee that the volume of revenue from these major customers will remain consistent in the future. If these customers discontinue their businesses or experience financial difficulty, terminate their business relationship with us, or if we are unable to negotiate favorable or comparable terms or maintain business relationships with these customers due to competition, regulatory changes, industry factors, or other reasons, it could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We are exposed to risks related to concentration of suppliers as we rely on few major suppliers, and it may have a material adverse effect on our business and results of operations.

We engage suppliers including cloud architects and service providers to provide the necessary support to our business operations. For the year ended September 30, 2022, three suppliers accounted for 25.48%, 24.54% and 11.70% of our total cost of revenue, respectively. For the year ended September 30, 2023, two suppliers accounted for 19.64% and 12.71% of our total cost of revenue, respectively. For the year ended September 30, 2024, two suppliers accounted for 10.98% and 6.75% of our total cost of revenue, respectively. We are thereby exposed to risks related to the concentration of suppliers.

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

For the years ended September 30, 2022, 2023 and 2024, Simplus IO Limited was our one of major suppliers, accounting for HK$839,000 (approximately US$106,882), HK$435,000 (approximately US$55,550), and HK$252,000 (approximately US$32,435) representing 25.48%, 7.44%, and 4.27% of our total cost of revenue, respectively. For the years ended September 30, 2022, 2023, and 2024, ProAlgories Limited was one of our major suppliers, accounting for HK$400,000 (approximately US$50,957), HK$110,000 (approximately US$14,047), and nil representing 11.70%, 1.88%, and nil of our total cost of revenue, respectively. See “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—B. Related Party Transactions” for more information.

We rely on external service providers for certain technical services, and any shortage of, or delay in, the supply of such services may significantly impact our business and results of operations.

We engaged external service providers to carry out certain works which require specific technical skills and knowledge (such as user interface design, marketing, programming, source control management, software auditing and cryptography) to save cost, expand our service scope and increase our work capacity, two of which were also our related parties. For the years ended September 30, 2022, 2023 and 2024, we paid an aggregate of approximately HK$1,477,728 (approximately US$188,250), HK$1,143,535 (approximately US$146,030), and HK$762,596 (approximately US$98,155) to our service providers, respectively, representing approximately 43.22%, 19.57%, and 12.93% of our total cost of revenue, respectively. According to the F&S Report, the time-frame for projects within the IT solution service industry may vary extensively depending on the size and scope of the project, and customers commonly request ad-hoc tasks; thus, it can be difficult for IT solution service providers to predict the demand of our services accurately. An IT solution project often involves a wide range of features and functions requiring different skill sets, and IT solution service providers often outsource part or all of their work to service providers to fill their skills gap.

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

For the three years ended September 30, 2022, 2023 and 2024, and up to the date of this annual report, we had not experienced any material difficulties with our service providers.

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

Risks related to our corporate structure

We rely on dividends and other distributions on equity paid by our Operating Subsidiaries in Hong Kong to fund any cash and financing requirements we may have and any limitation on the ability of our subsidiaries to make payments to us outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiaries by the PRC government to transfer cash in the future could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless.

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

Under Hong Kong law, dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized loss) or other distributable reserves. Dividends cannot be paid out of share capital. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid to us. The PRC laws and regulations do not currently have any material impact on transfers of cash from our Operating Subsidiaries to our holding company, our shareholders and U.S. investors. However, the PRC government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our operating subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Class A Ordinary Shares, potentially rendering them worthless.

Our business, financial condition and results of operations, and/or the value of our Class A Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected if the PRC government intervenes or influences our business operations at any time or may exert control over offerings conducted overseas and foreign investment in PRC based issuers, such as approval or other administration requirements of the CSRC, or other PRC governmental authorities in connection with our securities offering under any new laws, rules or regulations in the PRC to be enacted, which may become applicable to Hong Kong, and if required, we cannot assure you that we will be able to obtain such approval.

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

If it is determined that any CSRC approval, filing or other governmental authorization is required for our previous and future offering, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, it could be rescinded. If we fail to acquire approval, we may face sanctions by the CSRC, The Cyberspace Administration of China (“CAC”) or other PRC regulatory agencies. These sanctions may include fines and penalties on future operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from future offering into the PRC, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A Ordinary Shares. Furthermore, the CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt our future offering before the settlement and delivery of the Class A Ordinary Shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the Class A Ordinary Shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur. And if our Operating Subsidiaries or the holding company were denied permission from PRC authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

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

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Class A Ordinary Shares less attractive to investors but nevertheless, we will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

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

We cannot predict whether investors will find our Class A Ordinary Shares less attractive if we rely on these exemptions. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our share price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter; (ii) the end of the financial year during which we have total annual gross revenues of US$1.235 billion or more; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the last day of our financial year following the fifth anniversary of the completion of our initial public offering.

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

We are, and will continue to be, a “controlled company” as defined under corporate governance rules of Nasdaq Stock Market, because Mr. Tsang Chun Ho Anthony owned approximately 2.60% of our issued and outstanding Class A Ordinary Shares and 100.00% of our issued and outstanding Class B Ordinary Shares, representing 62.14% voting rights as of the date of this annual report. For further information, see “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders.”

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

Risks related to doing business in the jurisdictions in which our Operating Subsidiaries operate

Though our operations are based in Hong Kong, owing to the long arm application of the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares.

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

Further, it is uncertain when and whether we will be required to obtain any pre-approval from the PRC government to list on U.S. exchanges or to conduct our current business operation, and even when such pre-approval is obtained, whether it will be denied or rescinded. Further, the promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably may impact the ability or the way we may conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject it to additional liabilities. As such, our operations could be adversely affected, directly or indirectly, by existing or future PRC laws and regulations relating to its business or industry, which could result in a material adverse change in the value of our Class A Ordinary Shares, potentially rendering it worthless. As a result, both you and we will face uncertainty about future actions by the PRC government that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

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

However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC laws and regulations in relation to cybersecurity and data privacy in the future. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated. If any of our Operating Subsidiaries in Hong Kong are deemed to be an “Operator,” or if the Measures become applicable to our Operating Subsidiaries in Hong Kong, they could result in disruption in our operations, negative publicity with respect to our company, and diversion of our managerial and financial resources; we cannot assure you that our Operating Subsidiaries in Hong Kong will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities, which may materially and adversely affect our business, financial condition, and results of operation, hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. Since recent statements, laws and regulatory actions by the PRC government are newly published, their interpretation, application and enforcement of unclear and there also remains significant uncertainty as to the enactment, interpretation and implementation of other regulatory requirements related to overseas securities offerings and other capital markets activities. It also remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiaries located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiaries. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is significant change to current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from Mainland China or Hong Kong authorities, we will not be able to continue to list our Class A Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Class A Ordinary Shares significantly decline or be worthless.

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

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President signed the Hong Kong Autonomy Act, or HKAA, into law, to revoke the preferential trade status of Hong Kong pursuant to section 202 of the United States-Hong Kong Policy Act of 1992, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including the then HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of PRC to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our subsidiary’s business operations, financial position and results of operations could be materially and adversely affected.

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

Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent development including the Hong Kong National Security Laws passed by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from the PRC and the former President of the U.S. signed an executive order and Hong Kong Autonomy Act, or HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from Mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S., the PRC and Hong Kong, which could potentially harm our business.

Our revenue is susceptible to the ongoing incidents or factors which affect the stability of the social, economic and political conditions in Hong Kong. Any drastic events may adversely affect our Operating Subsidiaries’ business operations. Such adverse events may include changes in economic conditions and regulatory environment, social and/or political conditions, civil disturbance or disobedience, as well as significant natural disasters. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our Operating Subsidiaries’ business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Class A Ordinary Shares could be adversely affected.

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

Furthermore, on July 14, 2020, the former President of the U.S. signed the Hong Kong Autonomy Act and an executive order to revoke the preferential trade status of Hong Kong, pursuant to section 202 of the United States-Hong Kong Policy Act of 1992. The U.S. government has determined that Hong Kong is no longer sufficiently autonomous to justify differential treatment in relation to the PRC, as a response to the National People’s Congress of China imposing the Hong Kong National Security Law on Hong Kong, which came into effect on June 30, 2020. Hong Kong will now be treated as Mainland China, in terms of visa application, academic exchange, tariffs and trading, etc. According to section 3(c) of the executive order issued on July 14, 2020, the license exception for exports and reexports to Hong Kong and transfer within the PRC is revoked, while exports of defense items are banned. On the other hand, the existing punitive tariffs the U.S. imposed on the Mainland China will also be applied to Hong Kong exports.

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

Risks related to our Class A Ordinary Shares

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.

We have a dual-class share structure such that our ordinary shares consist of Class A Ordinary Shares and Class B Ordinary Shares with disparate voting powers. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to twenty votes per share based on our dual-class share structure.

Mr. Tsang Chun Ho Anthony owned approximately 2.60% of our issued and outstanding Class A Ordinary Shares and 100.00% of our issued and outstanding Class B Ordinary Shares, representing 62.14% voting rights as of the date of this annual report. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” for details on ordinary shares beneficially owned by Mr. Tsang Chun Ho, Anthony. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their Class A Ordinary Shares as part of a sale of our company and may reduce the price of our Class A Ordinary Shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares may view as beneficial.

The dual-class structure of our shares may adversely affect the trading market for our Class A Ordinary Shares.

S&P Dow Jones and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our shares may prevent the inclusion of Class A Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A Ordinary Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A Ordinary Shares.

The joint statement by the SEC and PCAOB, rule changes by Nasdaq, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering. In the event it is determined that the PCAOB is unable to inspect or investigate completely our Company’s auditor, then such lack of inspection could cause trading in our Class A Ordinary Shares to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our securities.

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

In addition, the above amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainties to investors, the market price of our ordinary share could be adversely affected, and our Class A Ordinary Shares could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

As a result of such scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, have become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our Offering, business and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our operating subsidiary’s business operations will be severely affected and you could sustain a significant decline in the value of our Class A Ordinary Shares.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrades us, the price of our Class A Ordinary Shares would likely decline. If one or more of these analysts ceases coverage of our Company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Class A Ordinary Shares and the trading volume to decline.

Our controlling shareholders have substantial influence over and our interests may not be aligned with the interests of our other shareholders.

As of the date of this annual report, Mr. Tsang Chun Ho Anthony owned approximately 2.60% of our issued and outstanding Class A Ordinary Shares and 100.00% of our issued and outstanding Class B Ordinary Shares, representing 62.14% voting rights as of the date of this annual report. Mr. Tsang Chun Ho Anthony has substantial influence over our business, including decisions regarding mergers, consolidations, the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. As a controlling shareholder, Mr. Tsang Chun Ho Anthony may take actions that are not in the best interests of our other shareholders. These actions may be taken in many cases even if they are opposed by our other shareholders. In addition, this concentration of ownership may discourage, delay or prevent a change in control which could deprive you of an opportunity to receive a premium for your securities as part of a sale of our Company.

The market price for our Class A Ordinary Shares may be volatile, which could result in substantial losses to you.

The market price of our Class A Ordinary Shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or under-performance or deteriorating financial results of other listed companies based in Hong Kong and Mainland China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading price of their securities. The trading performances of other Hong Kong and PRC companies’ securities after their offerings may affect the attitudes of investors towards Hong Kong-based, U.S.-listed companies, which consequently may affect the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Hong Kong and PRC companies may also negatively affect the attitudes of investors towards Hong Kong and PRC companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our Class A Ordinary Shares. The market price for our Class A Ordinary Shares may be volatile and subject to wide fluctuations due to factors, such as:

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actual or anticipated fluctuations in our operating results;

●	changes in financial estimates by securities research analysts;

●	negative publicity, studies or reports;

●	our capability to catch up with the technology innovations in the industry, and maintain such technological innovations, once attained;

●	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

●	additions or departures of key personnel;

●	fluctuations of exchange rates between Hong Kong dollar and the U.S. dollar;

●	litigation or regulatory proceedings involving us, our directors, officers or Controlling Shareholders;

●	realization of any of the other risk factors presented in this annual report;

●	changes in investors’ perception of our company and the investment environment promptly;

●	market reaction to the COVID-19 pandemic and its variants;

●	economic, social and political conditions in Hong Kong and in the Mainland China;

●	the liquidity of the market for our Class A Ordinary Shares;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Class A Ordinary Shares;

●	sales and perceived potential sales of additional Class A Ordinary Shares.

In addition, the securities market has from time-to-time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Class A Ordinary Shares.

Volatility in our Class A Ordinary Shares price may subject us to securities litigation.

The market for our Class A Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our Class A Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Our Class A Ordinary Shares may be “thinly-traded,” meaning that the number of persons interested in purchasing our Class A Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we come to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our Class A Ordinary Shares may not develop or be sustained.

The sale or availability for sale of substantial amounts of our Class A Ordinary Shares in the public market could adversely affect the market price of our Class A Ordinary Shares.

Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our Class A Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. The Class A Ordinary Shares sold will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements.

In connection with our initial public offering and pursuant to the underwriting agreement dated October 30, 2023, we, our directors, officers and shareholders holding 5% or more of the issued and outstanding Class A Ordinary Shares have agreed not to sell any of our Class A Ordinary Shares or are otherwise subject to similar lockup restrictions for 6 months after October 30, 2023, being the date of the prospectus of the Company, without the prior written consent of the representatives of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Class A Ordinary Shares.

Because the amount, timing, and whether or not we distribute dividends at all are entirely at the discretion of our board of directors, you must rely on price appreciation of our Class A Ordinary Shares for a return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of BVI law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. According to the BVI Business Companies Act, a British Virgin Islands company may make dividends distribution to the extent that immediately after the distribution, the value of such company’s assets exceed its liabilities and that such company is able to pay its debts as they fall due. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. We cannot assure you that our Class A Ordinary Shares will appreciate in value after our securities offering or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares. See “Dividend Policy” section for more information.

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

If we cannot satisfy, or continue to satisfy, the listing requirements and other rules of Nasdaq Capital Market, although we are exempt from certain corporate governance standards applicable to U.S. issuers as a Foreign Private Issuer, our Class A Ordinary Shares may not be listed or may be delisted, which could negatively impact the price of our Class A Ordinary Shares and your ability to sell them.

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol of “ATGL.” In order to maintain our listing on the Nasdaq Capital Market, we should comply with certain rules of Nasdaq Capital Market, including those regarding minimum shareholders’ equity, minimum share price and certain corporate governance requirements. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our Class A Ordinary Shares could be subject to delisting.

If the Nasdaq Capital Market delists our Class A Ordinary Shares from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our Class A Ordinary Shares;

●	reduced liquidity with respect to our Class A Ordinary Shares;

●	a determination that our Ordinary Share is a “penny stock” which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Share;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Because our business is conducted in Hong Kong dollars and the price of our Class A Ordinary Shares is quoted in U.S. dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in Hong Kong, our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in U.S. dollars. The value of the Hong Kong dollar against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in the Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue and financial condition. Further, our Class A Ordinary Shares covered under this annual report are denominated in U.S. dollars, we will need to convert the net proceeds we receive into Hong Kong dollar in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the Hong Kong dollar will affect that amount of proceeds we will have available for our business.

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

A non-U.S. corporation will be classified as a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following our securities offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Class A Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our securities offering.

If we are a PFIC in any taxable year, a U.S. holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our Class A Ordinary Shares and on the receipt of distributions on our Class A Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds our Class A Ordinary Shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our Class A Ordinary Shares.

You may face potential shareholder dilution from future equity incentive plans and share issuances.

Your percentage ownership will be diluted in the future as a result of equity awards that we expect will be granted to our directors, officers and employees, as well as any Class A Ordinary Shares, or securities convertible into our Class A Ordinary Shares, we issue in connection with future capital raising or strategic transactions at prices that are dilutive to shareholders. Our 2024 Equity Incentive Plan (the “2024 Plan”) was approved and adopted by our directors on October 10, 2024, and it is designed to incentivize and reward those who play a crucial role in our growth and success. The issuance of awards under this 2024 Plan could result in the dilution of both the proportionate ownership and the voting power of existing shareholders. Furthermore, the fair value of options to be granted to eligible participants under the equity incentive plans will be charged to our combined statements of profit or loss and other comprehensive income over the vesting periods of the options. Fair value of the options shall be determined on the date of granting of the options. Accordingly, our financial results and profitability may be materially and adversely affected.

We have a large number of authorized but unissued shares, which could negatively impact a potential investor if they purchase our Class A Ordinary Shares.

Our current memorandum of association with effect from December 3, 2024, provides for a maximum of 900,000,000 authorized Class A Ordinary Shares and 600,000,000 Class B Ordinary Shares, and we have 15,262,500 Class A Ordinary Shares and 1,200,000 Class B Ordinary Shares outstanding as of the date of this annual report. Under the 2024 Plan, we may reserve and grant a maximum of 1,526,250 Class A Ordinary Shares as awards, which may come from authorized and unissued shares of the Company. With respect to authorized but unissued and unreserved shares, we could use them for future issuance in dilutive equity financing transactions, or to oppose a hostile takeover attempt or delay or prevent changes in control or changes in or removal of management, including transactions that are favored by a majority of the shareholders or in which the shareholders might otherwise receive a premium for their shares over then-current market prices or benefit in some other manner. Despite this, the issuance of additional Ordinary Shares or securities convertible into our shares may have a dilutive effect on earnings per share and relative voting power and may cause a decline in the trading price of our shares.

Substantial future sales of our Class A Ordinary Shares or the anticipation of future sales of our Class A Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline.

Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could cause the market price of our Class A Ordinary Shares to decline. Wittelsbach Group Holdings Limited, Mr. Tsang Chun Ho Anthony and Mr. Leung Ka Fai, three existing shareholders of our Company, registered an aggregate of 2,000,000 Class A Ordinary Shares of the Company pursuant to a resale prospectus on Form F-1 (Registration No. 333-273289), representing 13.10% of the Class A Ordinary Shares as of the date of this annual report. To date, the three selling shareholders have not sold these shares. The sale or potential sale of these shares could increase the volatility of our share price.

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

On October 31, 2023, our ordinary shares (now re-classified and re-designated as Class A Ordinary Shares) commenced trading on the Nasdaq Capital Market under the symbol of “ATGL.”

On September 30, 2024, our shareholders resolved to update our Memorandum and Articles of Association, to modify the quorum for a meeting of shareholders from not less than 50 percent of the votes of the shares or class or series of shares entitled to vote on resolutions to not less than one shareholder holding shares or a class or series of shares entitled to vote on resolutions to be considered at the meeting.

On November 4, 2024, at the 2024 extraordinary general meeting of shareholders of the company, our shareholders resolved to, amongst others:

●	Re-classify and re-designate our authorized 1,500,000,000 ordinary shares of US$0.0001 par value each, to 1,500,000,000 shares in aggregate divided into 900,000,000 Class A Ordinary Shares with a par value of US$0.0001 each with 1 vote per share, and 600,000,000 Class B Ordinary Shares with a par value of US$0.0001 each with 20 votes per share;

●	Re-classify and re-designate the issued and outstanding 16,462,500 ordinary shares of par value of US$0.0001 at that point in time, into Class A Ordinary Shares; and

●	Effect the surrender of 1,200,000 Class A Ordinary Shares of Tsang Chun Ho, Anthony to the company, and the issuance of 1,200,000 Class B Ordinary Shares to Tsang Chun Ho, Anthony, by the company.

Our principal executive office is located at Unit No.08 on the 25th Floor of Nanyang Plaza, No. 57 Hung To Road, Kwun Tong, Kowloon, Hong Kong. Our registered office in the BVI is located at the office of CCS Trustees Limited, Mandar House, 3/F, Johnson’s Ghut, Tortola, British Virgin Islands.

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

Although our business operation is well supported by our existing staff members, our working capacity and capability are subject to our human resources. We intend to hire more experienced talents to satisfy the increasing demand from our customers and reduce our reliance on our service providers. For the year ended September 30, 2024, two suppliers accounted for 11% and 7% of our total cost of revenue, respectively. For the year ended September 30, 2023, two suppliers accounted for 20% and 13% of our total cost of revenue, respectively. For the year ended September 30, 2022, three suppliers accounted for 25%, 25% and 12% of our total cost of revenue, respectively.

For the years ended September 30, 2024, 2023, and 2022, we did not identify any overlapping customers and suppliers.

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

For AI-OCR services, the details for our fee breakdown are as follows:

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

(i)	Quotation and confirmation. Generally, a customer reaches us by phone or in person. After preliminary negotiation, we conduct customer interviews and prepare quotations which lists out all of the contents of the project and payment terms. If the project amount is over HK$100,000 (approximately US$12,871), the sales contract would require the approval of our chief executive officer (“CEO”) upon his review. The quotation is then issued to customer for acceptance of the contents of the service. Customer then signs off the quotation as a confirmation of our service. Invoice for first project payment is then reviewed and approved by CEO and details of invoice will be recorded.

(ii)	Processing and testing. Once the deposit is received, our CEO or chief technical officer (“CTO”) considers the capacity of staff and assigns projects to appropriate individuals accordingly. Upon completion of services or enhancement works, our CTO reviews the works and passes to CEO for approval. A second sales invoice and UAT form will be sent to customers.

(iii)	Enhancement and completion. If the customer finds bugs or items that have to be adjusted or rebuilt, we provide the service without additional charges. Our customer then completes the UAT form, which includes project name, testing date, content of the project tasks and customer comments. Signing and approving the UAT form indicates the completion of the project, and the system will be launched accordingly. A final invoice will then be sent to our customer.

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

Legal Proceedings

During the three years ended September 30, 2022, 2023 and 2024 and as of the date of this annual report, we are not involved in any litigation and we are not aware of any threat of any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

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

As of the date of this annual report, we have obtained the license of following domain names:

Domain name	Registrant	Date of registration	Expiry date
techlutionservice.com	Leung Tsz Him	December 5, 2018	December 5, 2026
neuralsense.io	Leung Tsz Him	August 21, 2019	August 21, 2025
techlution.io	Leung Tsz Him	January 22, 2021	January 22, 2026

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

C. Organizational Structure

See “—A. History and Development of the Company.”

D. Property, Plants and Equipment

Our office is located in Hong Kong. The lease term for the office is from 15 July 2024 to 14 July 2027. The current monthly rental is HK$48,672.

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

Ability to Manage Costs and Expenses

Our ability to manage and control our costs and expenses, particularly our staff costs, is a key factor affecting our results of operations. For the years ended September 30, 2022, 2023 and 2024, our staff costs and director’s remuneration of our Operating Subsidiaries and our Company represented a major component of our cost of revenue and operating costs. For the years ended September 30, 2022, 2023 and 2024, our total staff costs (including those recognized in cost of revenue and operating expenses) and director’s remuneration of our Operating Subsidiaries and our Company accounted for 33.96%, 49.38%, and 56.01% of our total cost of revenue and other recurring operating costs (i.e. our selling, general and administrative expenses), respectively. We expect our staff costs to increase in absolute terms as we plan to increase our headcount and compensation base to compete for talents. In addition, our management fee and consultancy fee represented another major component of our cost of revenue and operating costs. For the years ended September 30, 2022, 2023 and 2024, our management fee and consultancy fee accounted for 47.74%, 25.54%, and 10.30% of our total cost of revenue and other recurring operating expenses (i.e. our selling, general and administrative expenses), respectively.  We expect that our consultancy fee will increase in the future as we may procure more cloud architecture services from the independent suppliers to support the expansion of our business, while we expect that our management fee will decrease in the future. We will regularly review the actual staff costs of our projects and compare the service fees charged by our suppliers with the market prevailing prices. We will further negotiate the service fees with our suppliers to adjust the service fees if the service fees charged by our suppliers are higher than the market prevailing prices. We believe that these measures would lower our costs and have a positive effect on our business, results of operations, and financial condition in the long term.

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

Results of Operations

			(Predecessor)	(Successor)		(Predecessor)
	For the year ended September 30, 2024		From October 1, 2022 to October 11, 2022	From October 12, 2022 to September 30, 2023	For the year ended September 30, 2023	For the year ended September 30, 2022
	HK$	US$	HK$	HK$	HK$	HK$
Revenues	12,354,572	1,590,178	—	8,689,749	8,689,749	4,421,208
Cost of revenue	(5,896,520)	(758,951)	—	(5,843,677)	(5,843,677)	(3,419,035)
Gross profit	6,458,052	831,227	—	2,846,072	2,846,072	1,002,173

Operating expenses:
Listing expenses	(1,078,047)	(138,757)	—	(2,373,596)	(2,373,596)	—
Selling, general and administrative expenses	(11,633,687)	(1,497,392)	(173,188)	(7,053,591)	(7,226,779)	(3,716,233)
Total operating expenses	(12,711,734)	(1,636,149)	(173,188)	(9,427,187)	(9,600,375)	(3,716,233)
Loss from operations	(6,253,682)	(804,922)	(173,188)	(6,581,115)	(6,754,303)	(2,714,060)

Other income:
Other income, net	868,075	111,732	16,801	77,137	93,938	210,450
Interest expense, net	(102,158)	(13,149)	—	(74,587)	(74,587)	(86,621)
Total other income, net	765,917	98,583	16,801	2,550	19,351	123,829

Loss before tax expense	(5,487,765)	(706,339)	(156,387)	(6,578,565)	(6,734,952)	(2,590,231)
Income tax expense	—	—	—	(252,408)	(252,408)	(73,323)
Net and total comprehensive loss	(5,487,765)	(706,339)	(156,387)	(6,830,973)	(6,987,360)	(2,663,554)

Comparison of Results of Operations for the Years Ended September 30, 2024 and 2023

Revenue

The following table set forth the breakdown of our revenue by services types for the years indicated:

			(Predecessor)	(Successor)
	For the year ended September 30, 2024		From October 1, 2022 to October 11, 2022	From October 12, 2022 to September 30, 2023	From October 1, 2022 to September 30, 2023
	HK$	US$	HK$	HK$	HK$
System development	5,903,175	759,808	—	5,969,112	5,969,112
NFT	2,600,000	334,650	—	1,585,000	1,585,000
Web and mobile application development	800,000	102,969	—	—	—
AI-OCR development	807,880	103,984	—	80,970	80,970
Technological support and maintenance service and other services	2,243,517	288,767	—	1,054,667	1,054,667
	12,354,572	1,590,178	—	8,689,749	8,689,749

Our revenue primarily consisted of system development, web and mobile application development, AI-OCR services, NFT and technological support and maintenance service and other services. All of our revenue for the years ended September 30, 2023 and 2024 were generated in Hong Kong.

Our revenue significantly increased by HK$3,664,823 (approximately US$471,706), or 42.17%, from HK$8,689,749 for the year ended September 30, 2023 to HK$12,354,572 (approximately US$1,590,178) for the year ended September 30, 2024, primarily due to (i) the increase in revenue from NFT-related services resulting from the completion of the NFT project awarded by our largest customer for the year ended September 30, 2024; and (ii) the increase in revenue from our technological support and maintenance service and other services, primarily attributable to the revenue contributed by new customers.

Cost of revenue

The following table set forth the breakdown of our cost of revenue  for the years indicated:

			(Predecessor)	(Successor)
	For the year ended September 30, 2024		From October 1, 2022 to October 11, 2022	From October 12, 2022 to September 30, 2023	From October 1, 2022 to September 30, 2023
	HK$	US$	HK$	HK$	HK$
Staff costs	4,440,474	571,541	—	2,809,742	2,809,742
Management fee	252,000	32,435	—	545,000	545,000
Consultancy fee	1,204,046	154,975	—	2,488,935	2,488,935
Total	5,896,520	758,951	—	5,843,677	5,843,677

Our cost of revenue saw a slight increase of HK$52,843 (approximately US$6,802), or 0.90%, from HK$5,843,677 for the year ended September 30, 2023 to HK$5,896,520 (approximately US$758,951) for the year ended September 30, 2024. This increase primarily stemmed from the increase in staff costs as a result of the increase in headcount to support our business growth offset by the decrease in the management fee and the consultancy fee.

Gross profit

Our gross profit amounted to HK$2,846,072 and HK$6,458,052 (approximately US$831,227) for the years ended September 30, 2023 and 2024, respectively, which was in line with our revenue growth as mentioned above. Our gross profit margin has also increased from 32.75% for the year ended September 30, 2023 to 52.27% for the year ended September 30, 2024, which was mainly attributable to the increase in gross profit margin of system development business from 16.90% for the year ended September 30, 2023 to 46.31% for the year ended September 30, 2024 as a result of our improvement in cost control.

Selling, general and administrative expenses

The following table set forth the breakdown of our selling, general and administrative expenses  for the years indicated:

			(Predecessor)	(Successor)
	For the year ended September 30, 2024		From October 1, 2022 to October 11, 2022	From October 12, 2022 to September 30, 2023	From October 1, 2022 to September 30, 2023
	HK$	US$	HK$	HK$	HK$
Staff costs	3,342,837	430,262	—	2,014,983	2,014,983
Director’s remuneration of our Operating Subsidiaries and our Company	2,035,000	261,928	430	1,629,589	1,630,019
Rental expenses and amortization of right of use assets related to finance leases	250,925	32,297	—	637,864	637,864
Consultancy fee(1)	150,000	19,307	155,000	149,250	304,250
Depreciation	15,279	1,967	—	9,904	9,904
Amortization of the intangible assets	511,681	65,859	—	511,681	511,681
Entertainment expenses	1,344,172	173,011	10,285	246,429	256,714
Travelling expenses	166,137	21,384	—	116,765	116,765
Audit fee	28,000	3,604	—	1,072,000	1,072,000
Others(2)	3,789,656	487,773	7,473	665,126	672,599
Total	11,633,687	1,497,392	173,188	7,053,591	7,226,779

(1)	During the period from October 1, 2022 to October 11, 2022, the Predecessor recorded a consultancy service fee of HK$155,000 under administrative expense and such expense was reclassified to cost of revenue during the period from October 12, 2022 to September 30, 2023 when the performance obligation was satisfied at a point of time and recognized in revenue upon the completion of services to the customers. During the period from October 12, 2022 to September 30, 2023, a consultancy service fee of HK$304,250 was incurred by Successor. Thus, a net amount of HK$149,250 was recorded for this period.

(2)	Others mainly included accounting fees, advertising fees, marketing fees, professional fees, computer expenses, cleaning fees, motor car expenses and utilities expenses, etc.

Our selling, general and administrative expenses increased by HK$4,406,908 (approximately US$567,221), or 60.98%, from HK$7,226,779 for the year ended September 30, 2023 to HK$11,633,687 (approximately US$1,497,392) for the year ended September 30, 2024, primarily due to (i) the increase in staff costs as a result of the increase in number of our administrative and marketing staff to support our business expansion; (ii) an increase in entertainment expenses; and (iii) an increase in advertisement and marketing fees in line with our increase in revenue.

Other income

For the fiscal years ended September 30, 2023 and 2024, our total other income amounted to HK$19,351 (approximately US$2,471) and HK$765,917 (approximately US$98,583), respectively. The increase in the total other income was primarily attributable to the increase in interest income.

Listing expenses

Our listing expenses amounted to HK$2,373,596 and HK$1,078,047 (approximately US$138,757) for the years ended September 30, 2023 and 2024, respectively. These expenses primarily consisted of the financial advisory fee for coordinating various professional parties in relation to the listing of the Company on Nasdaq. This coordination involved working with the Company’s auditors, legal advisers, underwriters and financial printer.

Income tax expense

Our income tax expenses amounted to HK$252,408 and nil for the years ended September 30, 2023 and 2024, respectively.

Net loss

As a result of the foregoing, our net loss decreased by HK$1,499,595 (approximately US$193,015), or 21.46% from HK$6,987,360 for the year ended September 30, 2023 to HK$5,487,765 (approximately US$706,339) for the year ended September 30, 2024.

Comparison of Results of Operations for the Years Ended September 30, 2023 and 2022

Revenue

The following table set forth the breakdown of our revenue by services types for the years indicated:

	(Predecessor)			(Successor)
	Year ended September 30,		From October 1, 2022 to October 11,	From October 12, 2022 to September 30,	For the year ended
	2022	2022	2022	2023	September 30, 2023
	HK$	US$	HK$	HK$	HK$	US$
System development	3,602,067	458,874	—	5,969,112	5,969,112	762,261
Web and mobile application development	391,000	49,810	—	—	—	—
AI-OCR services	68,141	8,681	—	80,970	80,970	10,340
Technological support and maintenance service and other services	360,000	45,861	—	1,054,667	1,054,667	134,682
NFT	—	—	—	1,585,000	1,585,000	202,406
Total	4,421,208	563,226	—	8,689,749	8,689,749	1,109,689

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

Cost of revenue

The following table set forth the breakdown of our cost of revenue for the years indicated:

	(Predecessor)			(Successor)
	Year ended September 30,		From October 1, 2022 to October 11,	From October 12, 2022 to September 30,	For the year ended
	2022	2022	2022	2023	September 30, 2023
	HK$	US$	HK$	HK$	HK$	US$
Staff costs	933,807	118,959	—	2,809,742	2,809,742	358,807
Management fee	1,239,000	157,838	—	545,000	545,000	69,597
Consultancy fee	1,246,228	158,760	—	2,488,935	2,488,935	317,839
Total	3,419,035	435,557	—	5,843,677	5,843,677	746,243

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

Selling, general and administrative expenses

The following table set forth the breakdown of our selling, general and administrative expenses for the years indicated:

	(Predecessor)				(Successor)
	Year ended September 30,		From October 1, 2022 to October 11,		From October 12, 2022 to September 30,		For the year ended
	2022	2022	2022		2023		September 30, 2023
	HK$	US$	HK$		HK$		HK$		US$
Staff costs	598,607	76,258	—		2,014,983		2,014,983		257,315
Director’s remuneration of our Operating Subsidiaries and our Company	891,000	113,506	430		1,629,589		1,630,019		208,155
Rental expenses and amortization of right of use assets related to finance leases	551,882	70,305	—		637,864		637,864		81,456
Consultancy fee	921,375	117,376	155,000	(1)	149,250	(1)	304,250	(1)	38,853
Depreciation	6,430	819	—		9,904		9,904		1,265
Amortization of the intangible assets	—	—	—		511,681		511,681		65,342
Entertainment expenses	46,181	5,883	10,285		246,429		256,714		32,783
Bad debt expenses	313,362	39,920	—		—		—		—
Travelling expenses	—	—	—		116,765		116,765		14,911
Audit fee	—	—	—		1,072,000		1,072,000		136,895
Others(2)	387,396	49,351	7,473		665,126		672,599		85,891
Total	3,716,233	473,418	173,188		7,053,591		7,226,779		922,866

(1)	During the period from October 1, 2022 to October 11, 2022, the Predecessor recorded a consultancy service fee of HK$155,000 under administrative expense and such expense was reclassified to cost of revenue during the period from October 12, 2022 to September 30, 2023 when the performance obligation was satisfied at a point of time and recognized in revenue upon the completion of services to the customers. During the period from October 12, 2022 to September 30, 2023, a consultancy service fee of HK$304,250 was incurred by Successor. Thus, a net amount of HK$149,250 was recorded for this period.

(2)	Others mainly included accounting fees, advertising fees, computer expenses, cleaning fees, motor car expenses and utilities expenses, etc.

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

Listing expenses

Our listing expenses amounted to HK$2,373,596 (approximately US$303,110) for the year ended September 30, 2023. These expenses primarily consisted of the financial advisory fee for coordinating various professional parties in relation to the listing of the Company on Nasdaq. This coordination involved working with the Company’s auditors, legal advisers, underwriters and financial printer. No listing expense was recognized for the year ended September 30, 2022, as the Company’s listing process commenced after this date.

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

B. Liquidity and capital resources

Liquidity and Capital Resources

Our primary source of liquidity historically has been generated from our business operations, equity contributions from our shareholders and borrowings, which have historically been sufficient to meet our working capital and capital expenditure requirements. As of September 30, 2022, 2023 and 2024, our cash and cash equivalents were HK$2,801,810,  HK$3,629,347, and HK$41,795,661 (approximately US$5,379,592), respectively.

We have obtained bank loans, all denominated in HK dollars, to finance our operation. These loans carry an interest rate of 2.75% per annum. As of September 30, 2022, 2023 and 2024, the current portion of our bank loans amounted to HK$681,046, HK$562,331, and HK$594,627 (approximately US$76,535), respectively, while a long-term portion of our bank loans amounted to HK$1,469,529, HK$911,272, and HK$305,485 (approximately US$39,320), respectively. Our outstanding bank loans as of September 30, 2024 will be matured in March 2026. The loan has been guaranteed by Hong Kong Mortgage Corporation Insurance Limited under the SME Financing Guarantee Scheme and Mr. Leung Tsz Him.

Additionally, on January 26, 2023, we entered into a share subscription agreement with our shareholders, pursuant to which our shareholders have agreed to subscribe for an aggregate of 10,000 new shares of the Company on a pro-rata basis for a total consideration of HK$10,000,000 (approximately US$1,273,918). The entire subscription amount was received by our Company on the same day. This proceed from this subscription were used for daily operations of our Company. Despite the shareholders’ deficits as of September 30, 2022, after the capital injection, we recorded a turnaround from the shareholder deficit position as of September 30, 2022 to a net asset position as of September 30, 2023.

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

The following table sets forth our selected consolidated cash flow data for the years indicated:

			(Predecessor)	(Successor)		(Predecessor)
	For the year ended September 30, 2024		From October 1, 2022 to October 11, 2022	From October 12, 2022 to September 30, 2023	For the year ended September 30, 2023	For the year ended September 30, 2022
	HK$	US$	HK$	HK$	HK$	HK$
Net cash (used in) / provided by operating activities	(19,599,041)	(2,522,627)	(276,602)	4,296,899	4,020,297	1,561,907
Net cash (used in) / provided by investing activities	(82,968)	(10,679)	—	(10,048,432)	(10,048,432)	378,727
Net cash provided by / (used in) financing activities	57,848,323	7,445,758	(18,966)	6,874,638	6,855,672	(576,615)
Net increase (decreased) in cash	38,166,314	4,912,452	(295,568)	1,123,105	827,537	1,364,019
Cash as of beginning of the year/ period	3,629,347	467,140	2,801,810	2,506,242	2,801,810	1,437,791
Cash as of the end of the year/ period	41,795,661	5,379,592	2,506,242	3,629,347	3,629,347	2,801,810

Operating Activities

Our cash inflow from operating activities was principally from the receipt of revenue. Our cash outflow used in operating activities was principally for payment of staff costs, rental expenses, director’s remuneration of our Operating Subsidiaries and our Company, management fee, consultancy fee and other operating expenses.

For the year ended September 30, 2024, we had net cash used in operating activities of HK$19,599,041 (approximately US$2,522,627), mainly arising from (i) the net loss of HK$5,487,765 (approximately US$706,339); (ii) the decrease in accrued expenses and other liabilities of HK$10,862,876 (approximately US$1,398,180) due to the decrease in listing expenses; and (iii) the decrease in contract liabilities of HK$4,079,996 (approximately US$525,143) due to the increase in revenue recognition on completed projects.

For the year ended September 30, 2023, we had net cash provided by operating activities of HK$4,020,297 (approximately US$513,395), mainly arising from the net loss of HK$6,987,360 (approximately US$892,292) adjusted for certain non-cash expense items and changes in operating assets and liabilities of HK$11,007,657 (approximately US$1,405,687). Certain non-cash expense items consisted of (i) the amortization of intangible assets of HK$511,681 (approximately US$65,342); (ii) the amortization of right of use assets related to finance lease of a motor vehicle of HK$248,620 (approximately US$31,749); (iii) a loss on disposal on property and equipment of HK$16,923 (approximately US$2,161); and (iv) depreciation of HK$9,904 (approximately US$1,265). Changes in operating assets and liabilities mainly included (i) the increase in accrued expenses and other liabilities of HK$11,003,342 (approximately US$1,405,136); (ii) the increase in advance from customers of HK$517,433 (approximately US$66,076); and (iii) the increase in income tax payable of approximately HK$233,259 (approximately US$29,787), which were partially offset by (i) the increase in accounts receivable of HK$243,155 (approximately US$31,051); (ii) the decrease in contract liabilities of HK$1,040,951 (approximately US$132,930); and (iii) the increase in deferred cost of revenue of HK$249,399 (approximately US$31,848).

For the year ended September 30, 2022, we had net cash provided by operating activities of HK$1,561,907 (approximately US$198,974), mainly arising from the net loss of HK$2,663,554 (approximately US$339,315) adjusted for certain non-cash expense items and changes in operating assets and liabilities of HK$4,225,461 (approximately US$538,289). Certain non-cash expense items consisted of (i) amortization of right of use assets related to finance lease of a motor vehicle of HK$131,159 (approximately US$16,709); (ii) provision of allowance for doubtful accounts of HK$313,362 (approximately US$39,920); and (iii) non-cash lease expense of HK$150,640 (approximately US$19,190). Changes in operating assets and liabilities mainly included (i) the increase in accrued expenses and other liabilities of HK$409,762 (approximately US$52,200); (ii) the increase in contract liabilities of HK$4,666,012 (approximately US$594,412); (iii) the increase in advance from customers of HK$165,000 (approximately US$21,020); and (iv) the decrease in accounts receivables of approximately HK$69,138 (approximately US$8,808), which were partially offset by (i) the increase in deferred cost of revenue of HK$1,377,776 (approximately US$175,518); and (ii) the increase in rental deposit of HK$119,548 (approximately US$15,230).

Investing Activities

Our cash outflows investing activities were principally for our capital expenditures including the purchase of property and equipment, purchase of subsidiaries, advance to a related party and payment for acquiring the right of use assets-finance lease. Our cash inflows from investing activities were principally from the repayment from a related party.

For the year ended September 30, 2024, we had net cash used in investing activities of HK$82,968 (approximately US$10,679), mainly due to (i) the purchase of property and equipment of HK$34,296 (approximately US$4,414); and (ii) the payment to acquire right of use assets of HK$48,672 (approximately US$6,265).

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

For the year ended September 30, 2024, we had net cash provided by financing activities of HK$57,848,323 (approximately US$7,445,758), mainly arising from (i) the proceeds from issue of shares of HK$44,112,133 (approximately US$5,677,749); and (ii) the deferred offering costs of HK$18,758,367 (approximately US$2,414,422).

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

As a result of the foregoing, our directors of the Company believe that, taking into consideration of the financial resources presently available, including the current levels of cash and the proceeds from our initial public offering, our sources of funding will be sufficient to meet our anticipated cash needs for at least the next twelve months from the date of this annual report. Our shareholders will review and monitor our cash level from time to time and they may consider suitable equity financing or debt financing as needed to support our business.

Capital Expenditures

We made capital expenditures of HK$25,455, HK$48,432, and HK$34,296 (approximately US$4,414) for the years ended September 30, 2022, 2023 and 2024, respectively, representing 0.58%, 0.56%, and 0.28% of our total revenues, respectively. For the years ended September 30, 2022, 2023 and 2024, our capital expenditures were primarily attributable to the purchase of computer hardware. We funded our capital expenditures primarily with net cash flows generated from operating activities. Our capital expenditures may increase in the future as our business continues to grow, in connection with the expansion and improvement of our IT solution services. We currently plan to fund these expenditures with our current cash, cash equivalents, borrowings and anticipated cash flow generated from our operating activities.

Internal Control Over Financial Reporting

In connection with the audits of our combined financial statements as of September 30, 2022 and consolidated financial statements as of September 30, 2023 and 2024, we and our independent registered public accounting firm, during the year ended September 30, 2022, identified a few material weaknesses in our internal control over financial reporting PCAOB of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to (1) our lack of sufficient full-time personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; and (2) our lack of formal risk assessment process and internal control framework over financial reporting.

We have since implemented measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including (i) hiring more qualified staff (including the appointment of our Chief Financial Officer) to fill up the key roles in the operations; (ii) setting up a financial and system control framework with formal documentation of polices and controls in place; and (iii) appointing independent directors, establishing an audit committee and strengthening corporate governance.

We are subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Class A Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. Before our initial public offering, we were a private company with limited resources. As a result, we may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Class A Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Class A Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing.

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

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the year ended September 30, 2024 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

The Predecessor and Successor identify its contracts with customers and all performance obligations within those contracts. The Predecessor and Successor then determines the transaction price and allocates the transaction price to the performance obligations within the Predecessor and Successor’s contracts with customers, recognizing revenue when, or as, the Predecessor and Successor satisfy, its performance obligations. The adoption of ASC 606 did not significantly change (1) the timing and pattern of revenue recognition for all of the Predecessor’s and Successor’s revenue streams; and (2) the presentation of revenue as gross versus net. Therefore, the adoption of ASC 606 did not have a significant impact on the Predecessor’s and Successor’s financial position, results of operations, equity or cash flows as of the adoption date and for the years ended September 30, 2022, 2023 and 2024.

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

There were no loss contracts that the revenue of which has not been recognized for the years ended September 30, 2022, 2023 and 2024, and according to the estimation, there is no indication that the revenue cannot cover the estimated expenses and costs.

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

At the commencement date, the Predecessor and Successor recognize the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Predecessor’s and Successor’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets as of September 30, 2024, 2023 and 2022, respectively.

Impairment of long-lived assets

Long-lived assets, including property and equipment are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Predecessor and Successor assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Predecessor and Successor will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended September 30, 2022, 2023 and 2024, no impairment of long-lived assets was recognized.

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

Business combinations

During the year ended September 30, 2022, Mr. Leung Tsz Him was the director and shareholder of TSL and Ms. Chan Shuk Wa was the director and shareholder of NSL. Since Mr. Leung Tsz Him is the spouse of Ms. Chan Shuk Wa, TSL and NSL were considered under the common control of Mr. Leung Tsz Him and his spouse during the aforementioned periods.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive officers	Age	Position
Mr. Tsang Chun Ho, Anthony	40	Executive director and president
Mr. Choi Tan Yee	41	Executive director and chief financial officer
Mr. Leung Tsz Him	33	Chief executive officer (“CEO”)
Mr. Tam Shung Lai, Nelson	33	Chief technology officer
Mr. Li John	33	Independent non-executive director
Ms. Tang Chui Kuen	57	Independent non-executive director
Mr. Cheng Wai Hei	44	Independent non-executive director

The following is a brief biography of each of our executive officers and directors:

Mr. Tsang Chun Ho, Anthony age 40, was appointed as our executive director and president on February 1, 2023. He is currently the managing director of Fuchsia Capital Limited. He was a fund manager of the Emperor Greater China Investment Fund and the Orient Investment Fund. Mr. Tsang has more than 15 years of experience in financial investment, capital operation, corporate governance, strategic planning and mergers and acquisitions.

Mr. Tsang was an executive director, a president, a member of the executive committee and an authorized representative of Daohe Global Group Limited, a company listed on the Main Board of the Hong Kong Stock Exchange (stock code: 915) from December 2017 to March 2018. He has been (i) an executive director and a member of the investment committee of Carry Wealth Holdings Limited, a company listed on Main Board of the Hong Kong Stock Exchange (stock code: 643) since February 2023; and (ii) the executive director of TOMO Holdings Limited, a listed company on the Hong Kong Stock Exchange (HK stock code: 6928) since April 11, 2023. Ms. Tsang was an executive director of Fullwealth International Group Holdings Limited, a listed company on the Hong Kong Stock Exchange (HK stock code: 1034) from May 28, 2023 to February 9, 2024. He obtained an honorary doctor of business administration from Lincoln University College in 2019 and a master degree of business administration from Heriot-Watt University Edinburgh Business School in 2011. Mr. Tsang was awarded the “Forbes Outstanding Leadership Award” and “World Outstanding Chinese Award” in 2022.

Mr. Choi Tan Yee, age 41, was appointed as our executive director and chief financial officer on February 1, 2023. He is currently a responsible officer responsible for Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) for Rainbow Capital (HK) Limited, where he is responsible for supervising and leading execution of corporate finance projects. Mr. Choi has over 15 years of experience in corporate finance, accounting and auditing.

Prior to co-founding Rainbow Capital (HK) Limited in January 2020, Mr. Choi worked in China Tonghai Capital Limited (formerly known as Quam Capital Limited) between January 2015 and December 2019, with the last position as director. Between December 2009 and December 2014, Mr. Choi worked in Somerley Capital Limited, with the last position as senior manager. He handled various initial public offerings, merger and acquisition transactions and fund-raising exercises. Mr. Choi also worked in the assurance division of Grant Thornton from 2006 to 2009. Mr. Choi was an independent non-executive director of Tempus Holdings Limited, a company listed on the Main Board of the Hong Kong Stock Exchange (stock code: 6880) from May 2019 to August 2019. Since February 2023, he has been an executive director, a member of the investment committee and an authorized representative of Carry Wealth Holdings Limited, a company listed on Main Board of the Hong Kong Stock Exchange (stock code: 643). He has been the non-executive director of TOMO Holdings Limited, a company listed on the Main Board of the Hong Kong Stock Exchange (stock code: 6928) since April 2023. Mr. Choi was a non-executive director of Fullwealth International Group Holdings Limited, a company listed on the Main Board of the Hong Kong Stock Exchange (stock code: 1034) from May 28, 2023 to February 9, 2024. Mr. Choi graduated from The Chinese University of Hong Kong, with a bachelor’s degree of business administration in 2005.

Mr. Leung Tsz Him, age 33, was appointed as our chief executive officer on January 1, 2023. He has also been the chief technology officer and director of Techlution since April 2017, and the chief executive officer and director of NSL since April 2019. Mr. Leung has more than 10 years of experience in the information technology industry. Prior to the establishment of Techlution, Mr. Leung worked at Simplus IO Limited where he was mainly responsible for business development, project and product management, and software development. Mr. Leung graduated from HKUSPACE with a higher diploma in computer science in 2013.

Mr. Tam Shung Lai, Nelson, age 33, was appointed as our chief technology officer on January 1, 2023. Mr. Tam has more than 10 years of experience in the information technology industry. Prior to joining our Group, Mr. Tam was a web programmer at Sphinx IT from August 2011 to January 2016 and was promoted to senior system developer from January 2016 to November 2018. In November 2018, Mr. Tam joined Gracious Leader Company Limited as an analyst programmer and business analyst and was promoted to system analyst in November 2019, before he joined Techlution in March 2020. Mr. Tam graduated from the Hong Kong Institute of Vocational Education with a higher diploma in systems development and administration. He later obtained a bachelor’s degree in computing from the Open University of Hong Kong in 2014.

Mr. Li John, age 33, has served as our independent director since October  30, 2023 and is the chairman of the compensation committee and a member of the audit committee and the nominating and corporate governance committee. Mr. Li has over 6 years of experience in information technology. In June 2016, he founded Ampligence, LLC, an IT services and consulting company and has since then been the chief executive officer of our company. Mr. Li obtained a bachelor’s degree in physics and applied mathematical sciences from University of California, Merced in May 2013.

Ms. Tang Chui Kuen, age 57, has served as our independent director since January 20, 2023 and is the chairwoman of the nominating and corporate governance committee and a member of the compensation committee and audit committee. Ms. Tang has over 19 years of experience in computer technical support, programming and web design. From July 1988 to January 1990, she was a programmer at Horns Co. In July 1991, she worked as a programmer for Australia Computing Services (H.K) Ltd, and was subsequently promoted as a business analyst in April 1992 and as an analyst programmer in January 1993. From April 1994 to August 1995, she worked at Jet Fair Computing Services Limited as a systems analyst. From December 1996 to July 1997, she became a system manager at Manyee UK Limited and subsequently joined Legends Interiors Limited as a system analyst from May 1998 to February 1999. In May 2001, she joined Lexicom Computer Service as a computer programming engineer for exactly one year. Subsequently, she joined Kensington Asset Management as a computer analyst in July 2002 and left in December 2021. She was also an account payable accountant at Sterling Stone Inc. from January 2005 to June 2006. Ms. Tang obtained a higher diploma in computer studies from the City University of Hong Kong in November 1995. She later obtained a postgraduate diploma in information technology for management from Coventry University in November 1997.

Mr. Cheng Wai Hei, age 44, has served as our independent director since October  30, 2023 and is the chairman of the audit committee and a member of the compensation committee and the nominating and corporate governance committee.

Mr. Cheng has over 10 years of audit and company secretarial experience. In October  2006, he joined Shu Lun Pan Horwath Hong Kong CPA Limited as a semi-senior in the audit and assurance division, and was transferred to BDO Limited due to a corporate merger in May 2009 with his last position as a senior associate in July 2010. In July 2010, he joined Inno-Tech Holdings Limited, a company previously listed on the Growth Enterprise Market, or GEM, of the Hong Kong Stock Exchange, as a financial controller. He also acted as the company secretary for the same company from May 2013 to August 2014 and from July 2015 to November 2015. In November 2015, he joined Win Win Way Construction Holdings Ltd. (currently known as CT Vision S.L. (International) Holdings Limited, a company listed on the Main Board of the Hong Kong Stock Exchange (stock code: 994)), as chief financial officer and also acted as its company secretary since May 2016, where he was responsible for the financial and secretarial matters of the company until July 2019. From August 2019 to November 2021, he acted as the company secretary of Chi Kan Holdings Limited, a company listed on the Main Board of the Hong Kong Stock Exchange (stock code: 9913), where he was responsible for the secretarial matters of the company. In December 2021, he joined Zhicheng Technology Group Ltd. (currently known as Min Fu International Holding Limited), a company listed on GEM of the Hong Kong Stock Exchange (stock code: 8511), as a financial controller and a company secretary since January 2022, where he was responsible for the financial and secretarial matters of the company. Since January 2022, he has been the financial controller and company secretary of Min Fu International Holding Limited, a company listed on the Main Board of the Hong Kong Stock Exchange (stock code: 8511), where he is responsible for providing manufacturing solutions and relevant technical services to the company. Since February 2023, he has been the independent non-executive director of Carry Wealth Holdings Limited, a company listed on Main Board of the Hong Kong Stock Exchange (stock code: 643). He has been the independent non-executive director of TOMO Holdings Limited, a company listed on the Main Board of the Hong Kong Stock Exchange (stock code: 6928) since May 2023. He was an independent non-executive director of Fullwealth International Group Holdings Limited, a company listed on the Main Board of the Hong Kong Stock Exchange (stock code: 1034) from May 2023 to March 2024.

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

B. Compensation

Compensation

For the year ended September 30, 2024, we paid an aggregate of HK2,365,775 (approximately US$304,503) as compensation to our executive officers and directors. Our Operating Subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her mandatory provident fund. We do not have any agreements with our directors that provide benefits upon the termination of employment.

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

Reflecting our financial performance for the fiscal year ended September 30, 2024, Mr. Leung is not eligible for the Bonus for this period. Consequently, as of September 30, 2024, we have not recognized any continent liability regarding the Bonus. However, we will continue to assess the likelihood of paying the Bonus to the Seller. On the other hand, although we might receive the Shortfall Payment from the Seller based on our results of operation for fiscal year ended September 30, 2024, the occurrence of the Shortfall Payment cannot be confirmed as of September 30, 2024 and therefore no contingent assets were recognized as of September 30, 2024.

For the year ended September 30, 2024, we incurred a net loss of HK$5,487,765 (approximately US$706,339). If excluding expenses for our initial public offering, which we consider a non-recurring or extraordinary item, we incurred a loss of HK$4,409,718 (approximately US$567,582).

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

For his role as the executive director of our Company, he is entitled to a fixed annual compensation of approximately HK$360,000 (approximately US$46,336), which may be reviewed annually after each year of service at a rate to be determined by our Company.

Mr. Choi

Mr. Choi is employed for an initial period of three years which will be renewed automatically thereafter for a successive one-year term unless a one-month notice of non-renewal is given by us or Mr. Choi. We may terminate his employment at any time with or without cause by giving a one-month advance notice in writing.

For his role as the executive director and chief financial officer of our Company, he is entitled to a fixed annual compensation of approximately HK$360,000 (approximately US$46,336), which may be reviewed annually after each year of service at a rate to be determined by our Company.

Mr. Leung

Mr. Leung is employed for a continuous term unless either we or Mr. Leung gives prior notice to terminate such employment. We may terminate his employment at any time by giving a one-month’s written notice.

For his role as the chief executive officer of our Company, he is entitled to a monthly salary of approximately HK$20,000 (approximately US$2,574).

Mr. Tam

Mr. Tam is employed for a continuous term unless either we or Mr. Tam gives prior notice to terminate such employment. We may terminate his employment at any time by giving a six-month’s written notice.

For his role as the chief technology officer of our Company, he is entitled to a monthly salary of approximately HK$45,000 (approximately US$5,792).

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

D. Employees

As of September 30, 2024, 2023, and 2022, we had 23, 23, and 12 full-time officers and employees. The following table sets forth the number of our employees by area of business as of September 30, 2024:

Number of
Employees
Executive Directors and Management	7
Sales, marketing and administrative staff	9
Software engineers and developers	7
Total	23

Generally, we enter into standard employment contracts with our officers, managers, and other employees. We assess the available human resources on a continuous basis to determine whether additional personnel are required to cope with our business operations and developments. During the years ended September 30, 2022, 2023 and 2024, we had not experienced any significant difficulties in recruiting employees.

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 16,462,500 Ordinary Shares outstanding as of the date of this annual report.

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

	Class A	Class B	Percentage of	Percentage of Aggregate
	Ordinary	Ordinary	Beneficial	Voting
	Shares	Shares	Ownership	Power
	Number	Number	%(4)%
Directors and Executive Officers:
Mr. Tsang Chun Ho, Anthony	397,500	1,200,000	9.70	62.14
Mr. Choi Tan Yee	—		—	—
Mr. Leung Tsz Him	—		—	—
Mr. Tam Shung Lai, Nelson	—		—	—
Mr. Li John	—		—	—
Ms. Tang Chui Kuen	—		—	—
Mr. Cheng Wai Hei	—		—	—
All directors and executive officers as a group (seven individuals):	397,500	1,200,000	9.70	62.14

5% or Greater Shareholders:
Wittelsbach Group Holdings Limited(1)	6,757,500		41.05	17.21
Hanoverian International Group Limited(2)	2,915,000		17.71	7.42
Zihua Shengshi Holding Group Limited(3)	2,517,500		15.29	6.41

Note:

(1)

Represents 6,757,500 Class A Ordinary Shares held by Wittelsbach Group Holdings Limited, a company limited by shares established in the British Virgin Islands. Wittelsbach Group Holdings Limited is wholly owned by Ms. Ma Xiaoqiu. The registered address of Wittelsbach Group Holdings Limited is CCS Trustees Limited, Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands.

(2)

Represents 2,915,000 Class A Ordinary Shares held by Hanoverian International Group Limited, a company limited by shares established in the British Virgin Islands. Hanoverian International Group Limited is wholly owned by Ms. Ma Xiaoqiu. The registered address of Hanoverian International Group Limited is CCS Trustees Limited, Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands.

(3)

Represents 2,517,500 Class A Ordinary Shares held by Zihua Shengshi Holding Group Limited, a company limited by shares established in Hong Kong. Zihua Shengshi Holding Group Limited is wholly owned by Mr. Liu Yan. The registered address of Zihua Shengshi Holding Group Limited is Rooms 1318-19. 13/F, Hollywood Plaza, 610 Nathan Road, Mongkok, Kowloon, Hong Kong.

(4)	Calculated based on the sum of Class A Ordinary Shares and Class B Ordinary Shares.

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

Mr. Choi is the executive director and chief financial officer of the Company.

It provides financial advisory services.

Fuchsia Capital Limited	It is wholly-owned by Mr. Tsang Chun Ho, Anthony, the executive director and president of the Company.	It is mainly engaged in investments and managing funds for investors in Hong Kong.

Due from a related party and shareholders

		(Predecessor)		(Successor)
		As of September 30,
	Relationship with the	2023	2023	2024	2024
Name	Company	HK$	US$	$HK	US$
Leung Tsz Him	CEO of the Company	—	—	—	—
Wittelsbach Group Holding Limited	Shareholder	51	6	51	7
Hanoverian International Group Limited	Shareholder	22	3	22	3
Zihua Shengshi Holding Group Limited	Shareholder	19	2	19	3
Tsang Chun Ho	Shareholder	3	1	3	—
Leung Ka Fai	Shareholder	3	1	3	—
XU Qinxia.ng	Shareholder	2	—	2	—
ChainGate AI Limited	Common director	—	—	42,700	5,496
Fuchsia Capital Limited	Controlled by the Company’s Executive Director	683,438	87,275	—	—
		683,538	87,288	42,800	5,509

As of September 30, 2024, our amount due from each shareholders of the Company, including Wittelsbach Group Holdings Limited, Hanoverian International Group Limited, Zihua Shengshi Holding Group Limited, Mr. Tsang Chun Ho, Mr. Leung Ka Fai and Mr. Xu Qinxiang, amounted to HK$100 (approximately US$13), being the unpaid share capital at the inception of the Company. Such balance remains unsettled as of the date of this annual report.

As of September 30, 2024, the amount due from ChainGate AI Limited mainly represented fund advance to ChainGate AI Limited for company set up and daily operating and such balance has not been settled as of the date of this annual report.

As of September 30, 2023, our amount due from Fuchsia Capital Limited mainly represented the expenses paid by our Company on behalf of Fuchsia Capital Limited, and the balance was HK$683,438 (approximately US$87,275) as of September 30, 2023. Such balance has been reversed as of September 30, 2024.

Above amounts due from related parties were unsecured, interest-free and repayable on demand.

Due to related parties

		(Predecessor)		(Successor)
		As of September 30,
	Relationship with the	2023	2023	2024	2024
Name	Predecessor and Successor	HK$	US$	HK$	US$
Simplus	Controlled by the Company’s CEO	—	—	—	—
Leung Tsz Him	CEO of the Company	216,308	27,623	961,197	123,717
Choi Tan Yee	CFO of the Company	228,071	29,125	28,459	3,663
		444,379	56,748	989,656	127,380

As of September 30, 2024, our amount due to Mr. Leung mainly represented certain expenses paid by Mr. Leung on behalf of our Company and such balance remained unsettled as of the date of this annual report.

As of September 30, 2024, our amount due to Mr. Choi mainly represented certain expenses paid by Mr. Choi on behalf of our Company and such balance has been settled as of the date of this annual report.

Pursuant to the resolution passed on March 31, 2023, the listing expenses of approximately HK$6.4 million (approximately US$0.82 million) were paid by Fuchsia Capital Limited (“Fuchsia”), a company controlled by our one of our Company’s executive director, on behalf of the Company. Our Company was not required to return or repay the above-mentioned amount of listing expenses to Fuchsia. On January 22, 2024, our Company passed the resolution and revoked the above resolution and it was resolved that our Company is required to repay the above-mentioned amount of listing expenses to Fuchsia with the proceeds received from our initial public offering. As of September 30, 2024, such balance has been settled.

Above amounts due to related parties were unsecured, interest-free and repayable on demand.

Transactions with related parties

	Relationship		For the year ended September 30,
Name	with the Company	Nature	2024	2024	2023	2022
			HK$	US$	HK$	HK$
ProAlgories Limited	Controlled by the Company’s CEO’s spouse	(System development service revenue)/ Management fee	—	—	110,000	400,000
Simplus IO Limited	Controlled by the Company’s CEO	Management fee	252,000	32,435	435,000	839,000
		Rental expenses	—	—	—	151,923
Fuchsia Capital Limited	Owned by the Company’s Executive Director	NFT-related services income	—	—	1,410,000	—
Rainbow Capital (HK) Limited	Owned by the Company’s CFO	Listing expenses	—	—	2,300,000	—

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

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ordinary shares (which have since been reclassified into Class A Ordinary Shares) have been listed on the Nasdaq Capital Market and commenced trading under the ticker symbol “ATGL” on October  31, 2023.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares (which have since been reclassified into Class A Ordinary Shares) have been listed on the Nasdaq Capital Market and commenced trading under the ticker symbol “ATGL” on October  31, 2023.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report our Memorandum and Articles of Association, which are filed as Exhibit 3.1 to our Current Report on Form 6-K filed on December 6, 2024.

The following are summaries of material provisions of our Memorandum and Articles of Association and the Companies Act as they relate to the material terms of our Ordinary Shares.

Ordinary Shares

General

All of our issued Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the BVI may freely hold and vote their Ordinary Shares. As of September 30, 2024, there were 15,262,500 Ordinary Shares issued and outstanding.

Listing

Our ordinary shares (now re-designated as Class A Ordinary Shares) began trading on the Nasdaq Capital Market on October 31, 2023 under the ticker symbol “ATGL”, and we closed our initial public offering on November 2, 2023, at a public offering price of $4.00 per share for total gross proceeds of $7,000,000, before deducting underwriting discounts and other offering expenses. Prime Number Capital LLC, our underwriter in our initial public offering, fully exercised the over-allotment option that we had granted it under the Underwriting Agreement, to purchase an additional 262,500 ordinary shares (now re-designated as Class A Ordinary Shares) at the public offering price of $4.00 per share. As a result, the Company has raised gross proceeds of $1,050,000, in addition to the previously gross proceeds of approximately $7,000,000, before deducting underwriting discounts and offering expenses, already received in our initial public offering.

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is Transhare Corporation, at Bayside Center 1, 17755 North US Highway 19, Suite No. 140, Clearwater, FL 33764.

Distributions

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors subject to the BVI Companies Act.

Voting rights

Pursuant to our Memorandum and Articles of Association, each Class A Ordinary Share of our Company confers upon the shareholder of our Company: (a) the right to one vote at a meeting of the shareholders or on any resolution of shareholders of our Company; (b) the right to an equal share in any distribution paid by our Company; and (c) the right to an equal share in the distribution of the surplus assets of the Company on its liquidation, and each Class B Ordinary Share of our Company confers upon the shareholder of our Company: (a) the right to twenty votes at a meeting of the shareholders or on any resolution of shareholders of our Company; (b) the right to an equal share in any distribution paid by our Company; and (c) the right to an equal share in the distribution of the surplus assets of the Company on its liquidation. There are no prohibitions to cumulative voting under the laws of the BVI, but our Memorandum and Articles of Association do not provide for cumulative voting.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Meetings

Any director of our Company may convene meetings of the shareholders of our Company at such times and in such manner and places within or outside the BVI as the director considers necessary or desirable. Upon the written request of shareholders of our Company entitled to exercise 30 per cent or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of shareholders of our Company. The director of our Company convening a meeting shall give not less than seven days’ notice of a meeting of shareholders of our Company to: (a) those shareholders whose names on the date the notice is given appear as shareholders of our Company in the register of members of our Company and are entitled to vote at the meeting; and (b) the other directors of our Company. The director of our Company convening a meeting of shareholders of our Company may fix as the record date for determining those shareholders that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice, being a date not earlier than the date of the notice. A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90 percent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute a waiver in relation to all the shares which that shareholder holds.

A meeting of shareholders of our Company is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than one shareholder holding shares or a class or series of shares entitled to vote on resolutions to be considered at the meeting. If within two hours from the time appointed for the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders of our Company, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one shareholder who holds the shares of our Company or class or series of shares of our Company entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

At any meeting of the shareholders of our Company, the chairman is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll, then any shareholder of our Company present in person or by proxy who objects the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken. If a poll be demanded in manner aforesaid, it shall be taken at such time and place, and in such manner as the Chairman shall direct. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting.

Protection of minority shareholders

The BVI Companies Act provides that if a company or a director of a company engages in, or proposes to engage in or has engaged in, conduct that contravenes the BVI Companies Act or the memorandum or articles of association of the company, the BVI High Court (Court) may, on the application of a member or a director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes, the BVI Companies Act or the memorandum or articles or association of the company.

The BVI Companies Act also contains provisions allowing the Court, on the application of a member of a company, to grant leave to the member to (a) bring proceedings in the name and on behalf of that company; or (b) intervene in proceedings to which the company is a party for the purpose of continuing, defending or discontinuing the proceedings on behalf of the company. No proceedings brought by a member or in which a member intervenes with the leave of the Court may be settled or compromised or discontinued without the approval of the Court. Under the BVI Companies Act, a member of a company may bring an action against the company for breach of a duty owed by the company to him or her as a member.

In the case where a member of a company brings proceedings against the company and other members that have the same or substantially the same interest in relation to the proceedings, the Court may appoint that member to represent all or some of the members having the same interest and may, for that purpose, make such order as it thinks fit, including an order (a) as to the control and conduct of the proceedings; (b) as to the costs of the proceedings; and (c) directing the distribution of any amount ordered to be paid by a defendant in the proceedings among the members represented.

The BVI Companies Act provides that a member of a company who considers that the affairs of the company have been, are being or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may make an application to the Court. If the Court considers that it is just and equitable to do so, it may make such order as it thinks fit, including, without limiting the generality of the section 184I of the BVI Companies Act, one or more of the following orders: (a) in the case of a member, requiring the company or any other person to acquire the member’s shares; (b) requiring the company or any other person to pay compensation to the member; (c) regulating the future conduct of the company’s affairs; (d) amending the memorandum or articles of association of the company; (e) appointing a receiver of the company; (f) appointing a liquidator of the company under section 159(1) of the BVI Insolvency Act on the grounds specified in section 162(1)(b) of that Act; (g) directing the rectification of the records of the company; or (h) setting aside any decision made or action taken by the company or its directors in breach of the BVI Companies Act or the memorandum or articles of association of the company. None of the foregoing orders may be made against the company or any other person unless the company or that person is a party to the proceedings in which the application is made.

A member or the BVI Registrar of Corporate Affairs may apply to the Court ex parte or upon such notice as the Court may require, for an order directing that an investigation be made of the company and any of its affiliated companies. If, upon such an application, it appears to the Court that: (a) the business of the company or any of its affiliates is or has been carried on with intent to defraud any person; (b) the company or any of its affiliates was formed for a fraudulent or unlawful purpose or is to be dissolved for a fraudulent or unlawful purpose; or (c) persons concerned with the incorporation, business or affairs of the company or any of its affiliates have in connection therewith acted fraudulently or dishonestly, the Court may make any order it thinks fit with respect to an investigation of the company and any of its affiliated companies by an inspector, who may be the Registrar of Corporate Affairs.

The BVI Companies Act provides that a member of a company is entitled to payment of the fair value of his or her shares upon dissenting from any of the following:

(1)	a merger, if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares;

(2)	a consolidation, if the company is a constituent company;

(3)	any sale, transfer, lease, exchange or other disposition of more than 50% in value of the assets or business of the company, if not made in the usual or regular course of the business carried on by the company, but not including:

(i)	a disposition pursuant to an order of the Court having jurisdiction in the matter,

(ii)	a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interests within one year after the date of disposition, or

(iii)	a transfer pursuant to the power described in section 28(2) of the BVI Companies Act;

(4)	a redemption of his or her shares by the company pursuant to section 176 of the BVI Companies Act; and

(5)	an arrangement, if permitted by the Court.

Pre-emptive rights

Pursuant to our Memorandum and Articles of Association, section 46 of the Companies Act (Pre-emptive rights) does not apply to the Company.

Transfer of Ordinary Shares

Subject to the restrictions in our Memorandum and Articles of Association, any of our shareholders may transfer all or any of his or her Ordinary Shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Pursuant to our Memorandum and Articles of Association, our board of directors may not resolve to refuse or delay the transfer of a share of our Company unless the shareholder of our Company has failed to pay an amount due in respect of the share of our Company.

Liquidation

(i) Where the business company is solvent

Where it is proposed to liquidate a solvent business company (that is, the company either has no liabilities or it is able to pay its debts as they fall due and the value of its assets equals or exceeds its liabilities), the directors of the company shall (a) make a declaration of solvency in the approved form stating that, in their opinion, the company is and will continue to be able to discharge, pay or provide for its debts as they fall due and the value of its assets equals or exceeds its liabilities, and (b) approve a liquidation plan specifying: (i) the reasons for the liquidation of the company, (ii) their estimate of the time required to liquidate the company, (iii) whether the liquidator is authorised to carry on the business of the company if he determines that to do so would be necessary or in the best interests of the creditors or members of the company, (iv) the name and address of each individual to be appointed as liquidator and the remuneration proposed to be paid to each liquidator, and (v) whether the liquidator is required to send to all members a statement of account prepared or caused to be prepared by the liquidator in respect of his or her actions or transactions. The liquidation of a company commences at the time at which the notice of the voluntary liquidator’s appointment is filed.

Pursuant to section 203(1) of the BVI Companies Act, a voluntary liquidator shall not be appointed under section 199 of the BVI Companies Act by the directors or the members of a company if (a) an administrator or liquidator of the company has been appointed under the BVI Insolvency Act; (b) an application has been made to the Court to appoint an administrator or a liquidator of the company under the BVI Insolvency Act and the application has not been dismissed; (c) the person to be appointed voluntary liquidator has not consented in writing to his or her appointment; (d) the directors of the company have not made a declaration of solvency complying with section 198 of the BVI Companies Act; (e) the directors have not approved a liquidation plan under section 198(1)(b) of the BVI Companies Act; or (f) the voluntary liquidator is not qualified pursuant to BVI Companies Regulations made under section 199(5) of the BVI Companies Act. A resolution to appoint a voluntary liquidator under Part XII of the BVI Companies Act in the circumstance referred to in section 203(1) of the BVI Companies Act is void and of no effect.

A resolution to appoint a voluntary liquidator is void and of no effect unless the voluntary liquidator files notice of his or her appointment on or before the 14th day following the date of the resolution.

Within 14 days of the date of his or her appointment, the voluntary liquidator is required to file a notice of his or her appointment in an approved form, the declaration of solvency made by the directors and a copy of the liquidation plan, with the BVI Registrar of Corporate Affairs. He or she is also required, within 30 days of the commencement of the liquidation, to advertise notice of his or her appointment in the manner prescribed.

With effect from the commencement of the voluntary liquidation of a company, the voluntary liquidator has custody and control of the assets of the company.

However, the right of a secured creditor to take possession of and realize or otherwise deal with assets of the company over which the creditor has a security interest will not be affected.

With effect from the commencement of the voluntary liquidation of a company, the directors of the company remain in office but they cease to have any powers, functions or duties other than those required or permitted under Part XII of the BVI Companies Act.

The directors, after the commencement of the voluntary liquidation, may authorize the liquidator to carry on the business of the company if the liquidator determines that to do so would be necessary or in the best interests of the creditors or members of the company where the liquidation plan does not give the liquidator such authorization, and exercise such powers as the liquidator, by written notice, may authorize them to exercise.

The members of a company may, by resolution, appoint an eligible individual as an additional voluntary liquidator to act jointly with the voluntary liquidator or voluntary liquidators already appointed.

Subject to the BVI Companies Act, the Court may, at any time after the appointment of a voluntary liquidator under section 199 of the BVI Companies Act and before completion of the voluntary liquidation and filing of a statement of completion of the liquidation in accordance with section 208 of the BVI Companies Act, make an order terminating the liquidation if it is satisfied that it would be just and equitable to do so. Where such an order is made, the company ceases to be in voluntary liquidation and the voluntary liquidator ceases to hold office with effect from the date of the order or such later date as may be specified in the order.

A voluntary liquidator shall, upon completion of a voluntary liquidation, file a statement that the liquidation has been completed and upon receiving the statement, the BVI Registrar of Corporate Affairs shall strike the company off the BVI Register of Companies and issue a certificate of dissolution in the approved form certifying that the company has been dissolved. The dissolution of the company is effective from the date of the issue of the certificate.

Immediately following the issue by the BVI Registrar of Corporate Affairs of a certificate of dissolution, the person who, immediately prior to the dissolution, was the voluntary liquidator of the company shall cause to be published in the Gazette, a notice that the company has been struck off the BVI Register of Companies and dissolved.

(ii) Where the business company is insolvent

If at any time the voluntary liquidator of a company in voluntary liquidation is of the opinion that the company is insolvent (that is to say, either the value of the company’s liabilities exceeds, or will exceed, its assets or, the company is, or will be, unable to pay its debts as they fall due), he or she shall forthwith send a written notice to the Official Receiver in the approved form.

The voluntary liquidator shall then call a meeting of creditors of the company to be held within twenty-one days of the date of the aforesaid notice to the Official Receiver. The said creditors meeting shall be treated as if it were the first meeting of the creditors of a company called under section 179 of the BVI Insolvency Act by a liquidator appointed by the members of a company and, sections 179 and 180 of the BVI Insolvency Act shall apply to the calling and holding of such a meeting.

Where a voluntary liquidator is not an eligible licensed insolvency practitioner with respect to the company, the Official Receiver may apply to the Court ex parte for the appointment of himself or herself or an eligible licensed insolvency practitioner as the liquidator of the company and the Court may make the appointment subject to such conditions as it considers appropriate.

From the time that an appointed liquidator first becomes aware that the company is not, or will not be, able to pay its debts he or she shall conduct the liquidation as if he or she had been appointed liquidator under the BVI Insolvency Act.

The BVI Insolvency Act will apply to the liquidation of the company subject to such modifications as are appropriate and the liquidation of the company shall be deemed to have commenced on the date of the appointment of the voluntary liquidator.

Forfeiture of Ordinary Shares

Our Company’s shares that are not fully paid on issue are subject to the forfeiture provisions set forth in our Articles of Association. For this purpose, shares of our Company issued for a promissory note or a contract for future services are deemed to be not fully paid. A written notice of call specifying the date for payment to be made shall be served on the shareholder of our Company who defaults in making payment in respect of the shares of our Company. The written notice of call referred to in our Articles of Association shall name a further date not earlier than the expiration of 14 days from the date of service of the notice on or before which the payment required by the notice is to be made and shall contain a statement that in the event of non-payment at or before the time named in the notice the shares of our Company, or any of them, in respect of which payment is not made will be liable to be forfeited. Where a written notice of call has been issued pursuant to our Articles of Association and the requirements of the notice have not been complied with, the directors may, at any time before tendering of payment, forfeit and cancel the shares of our Company to which the notice relates. Our Company is under no obligation to refund any money to the shareholder of our Company whose shares of our Company have been canceled pursuant to our Articles of Association, and that shareholder of our Company shall be discharged from any further obligation to our Company.

Redemption of Ordinary Shares

Pursuant to our Articles of Association, our Company may purchase, redeem or otherwise acquire and hold its own shares save that own Company may not purchase, redeem or otherwise acquire its own shares without the consent of shareholders of our Company whose shares of our Company are to be purchased, redeemed or otherwise acquired unless our Company is permitted by the Companies Act or any other provision in the Memorandum and Articles of Association or Articles of Association to purchase, redeem or otherwise acquire the shares of our Company without their consent.

Division and combination of shares

Pursuant to the Companies Act and subject to our Memorandum and Articles of Association, our Company may (a) divide its shares, including issued shares, into a larger number of shares; or (b) combine its shares, including issued shares, into a smaller number of shares. Division or combination of shares, including issued shares, of a class or series, shall be for a larger or smaller number, as the case may be, of shares in the same class or series. Our Company shall not divide its shares if it would cause the maximum number of shares that our Company is authorised to issue by our Memorandum and Articles of Association to be exceeded. Where par value shares are divided or combined under section 40 of the Companies Act, the aggregate par value of the new shares must be equal to the aggregate par value of the original shares.

Inspection of books and records

A member of a company is entitled, on giving written notice to the company, to inspect the memorandum and articles of association, the register of members, the register of directors, and minutes of meetings and resolutions of members. Of those classes of members of which he or she is a member, and to make copies of or take extracts from the documents and records maintained at the office of the registered agent of the company. Subject to the Memorandum and Articles of Association of the company, its directors may refuse or limit the member’s access to the register of members, register of directors or minutes/resolutions of members or part of any such documents, including limiting the making of copies or the taking of extracts from the records, if they believe that such inspection would be contrary to the company’s interests. The directors are required, as soon as reasonably practicable, to notify the member concerned. Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the Court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

The BVI Companies Act requires a business company to keep minutes of all meetings of directors, members, committees of directors and committees of members and copies of all resolutions consented to by directors, members, committees of directors, committees of officers and committees of members. The minutes of meetings and resolutions of members and of classes of members, and the minutes of meeting of directors and committees of directors are required by the BVI Companies Act to be kept at the office of the company’s registered agent or at such other places, within or outside the BVI, as the directors may determine. A company shall keep at the office of its registered agent the memorandum and articles of association of the company, the register of members (or a copy thereof), the register of directors (or a copy thereof) and copies of all notices and other documents filed by the company in the previous ten years. The BVI Companies Act requires a company to have a common seal and an imprint of the seal shall be kept at the office of its registered agent.

A business company is required to keep a register of members containing the names and addresses of the persons who hold registered shares in the company, the number of each class and series of registered shares held by each member, the date on which the name of each member was entered in the register of members and the date on which any person ceased to be a member. The register of members may be in such form as the directors may approve but if it is in magnetic, electronic or other data storage form, the company must be able to produce legible evidence of its contents. The entry of the name of a person in the register of members as a holder of a share in a company is prima facie evidence that legal title in the share vests in that person.

The BVI Companies Act requires a business company to keep a register known as a register of directors containing the particulars as prescribed under the BVI Companies Act. The register of directors is prima facie evidence of any matters directed or authorised by the BVI Companies Act to be contained therein. A company shall file for registration by the BVI Registrar of Corporate Affairs a copy of its register of directors. A company that has filed for registration by the BVI Registrar of Corporate Affairs a copy of its register of directors shall, within 30 days of any changes occurring, file the changes in the register by filing a copy of the register containing the changes.

Issuance of Ordinary Shares

Subject to the Companies Act and to our Memorandum and Articles of Association, shares in our Company may be issued, and options to acquire shares in our Company granted, at such times, to such persons, for such consideration and on such terms as the directors may determine.

Differences in Corporate Law

The BVI Companies Act and the laws of the BVI affecting BVI companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the BVI applicable to us and, for illustrative purposes only, the Delaware General Corporation Law (the “DGCL”), which governs companies incorporated in the state of Delaware.

Mergers and similar arrangements

Under the BVI Companies Act, two or more companies may merge or consolidate in accordance with Part IX of the BVI Companies Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation.

A transaction entered into by our Company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction or proposed transaction is (i) between the director and the company and (ii) the transaction or proposed transaction is or is to be entered into in the ordinary course of the company’s business and on usual terms and conditions.

Notwithstanding the above, a transaction entered into by the company is not voidable if (a) the material facts of the interest of the director in the transaction are known by the members entitled to vote at a meeting of members and the transaction is approved or ratified by a resolution of members; or (b) the company received fair value for the transaction.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the BVI.

Pursuant to section 179(1) of the BVI Companies Act, a member of a company is entitled to payment of the fair value of his or her shares upon dissenting from (a) a merger, if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares; (b) a consolidation, if the company is a constituent company; (c) any sale, transfer, lease, exchange or other disposition of more than 50% in value of the assets or business of the company, if not made in the usual or regular course of the business carried on by the company, but not including (i) a disposition pursuant to an order of the Court having jurisdiction in the matter; (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interests within one year after the date of disposition; or (iii) a transfer pursuant to the power described in section 28(2) of the BVI Companies Act; (d) a redemption of his or her shares by the company pursuant to section 176 of the BVI Companies Act; and (e) an arrangement, if permitted by the Court.

A member who desires to exercise his or her entitlement under section 179(1) of the BVI Companies Act, shall give to the company, before the meeting of members at which the action is submitted to a vote, or at the meeting but before the vote, written objection to the action; but an objection is not required from a member to whom the company did not give notice of the meeting in accordance with the BVI Companies Act or where the proposed action is authorized by written consent of members without a meeting. Such objection shall include a statement that the member proposes to demand payment for his or her shares if the action is taken. Within 20 days immediately following the date on which the vote of members authorizing the action is taken, or the date on which written consent of members without a meeting is obtained, the company shall give written notice of the authorisation or consent to each member who gave written objection or from whom written objection was not required, except those members who voted for, or consented in writing to, the proposed action. A member who dissents shall do so in respect of all shares that he or she holds in the company.

Upon the giving of a notice of election to dissent, the member to whom the notice relates ceases to have any of the rights of a member except the right to be paid the fair value of his or her shares.

Within 7 days immediately following the date of the expiration of the period within which members may give their notices of election to dissent, or within 7 days immediately following the date on which the proposed action is put into effect, whichever is later, the company or, in the case of a merger or consolidation, the surviving company, or the combined company shall make a written offer to each dissenting member to purchase his or her shares at a specified price that the company determines to be their fair value; and if, within 30 days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for his or her shares, the company shall pay to the member the amount in money upon the surrender of the certificates representing his or her shares.

Under Delaware law each corporation’s board of directors must approve a merger agreement. The merger agreement must state, among other terms, the terms of the merger and method of carrying out the merger. This agreement must then be approved by the majority vote of the outstanding stock entitled to vote at an annual or special meeting of each corporation, and no class vote is required unless provided in the certificate of incorporation.

Delaware permits an agreement of merger to contain a provision allowing the agreement to be terminated by the board of directors of either corporation, notwithstanding approval of the agreement by the stockholders of all or any of the corporations (1) at any time prior to the filing of the agreement with the Secretary of State or (2) after filing if the agreement contains a post-filing effective time and an appropriate filing is made with the Secretary of State to terminate the agreement before the effective time. In lieu of filing an agreement of merger, the surviving corporation may file a certificate of merger, executed in accordance with Section 103 of the DGCL. The surviving corporation is also permitted to amend and restate its certification of incorporation in its entirety. The agreement of merger may also provide that it may be amended by the board of directors of either corporation prior to the time that the agreement filed with the Secretary of State becomes effective, even after approval by stockholders, so long as any amendment made after such approval does not adversely affect the rights of the stockholders of either corporation and does not change any term in the certificate of incorporation of the surviving corporation. If the agreement is amended after filing but before becoming effective, an appropriate amendment must be filed with the Secretary of State. If the surviving corporation is not a Delaware corporation, it must consent to service of process for enforcement of any obligation of the corporation arising as a result of the merger; such obligations include any suit by a stockholder of the disappearing Delaware corporation to enforce appraisal rights under Delaware law.

If a proposed merger or consolidation for which appraisal rights are provided is to be submitted for approval at a shareholder meeting, the subject company must give notice of the availability of appraisal rights to its shareholders at least 20 days prior to the meeting.

A dissenting shareholder who desires to exercise appraisal rights must (a) not vote in favor of the merger or consolidation; and (b) continuously hold the shares of record from the date of making the demand through the effective date of the applicable merger or consolidation. Further, the dissenting shareholder must deliver a written demand for appraisal to the company before the vote is taken. The Delaware Court of Chancery will determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the court will take into account “all relevant factors.” Unless the Delaware Court of Chancery in its discretion determines otherwise, interest from the effective date of the merger through the date of payment of the judgment will be compounded quarterly and accrue at 5% over the Federal Reserve discount rate.

Indemnification of directors and officers

Section 132 of the BVI Companies Act provides that subject to the memorandum or articles of association of a company, the company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the company, or (b) is or was, at the request of the company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, provided that the said person had acted honestly and in good faith and in what he believed to be in the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. Any indemnity given in breach of the foregoing proviso is void and of no effect.

Expenses, including legal fees, incurred by a director or a former director in defending any legal, administrative or investigative proceedings may be paid by the company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the director or the former director, as the case may be, to repay the amount if it shall ultimately be determined that the director is not entitled to be indemnified by the company. In the case of a former director, the undertaking to be furnished by such former director may also include such other terms and conditions as the company deems appropriate.

A company may purchase and maintain insurance in relation to any person who is or was a director of the company, or who at the request of the company is or was serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the company has or would have had the power to indemnify the person against the liability under section 132 of the BVI Companies Act.

Under our Memorandum and Articles of Association, we shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

●	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

●	is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

This standard of conduct is generally the same as permitted under the DGCL for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ fiduciary duties

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

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances.

Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Shareholder action by written consent

The BVI Companies act provides that subject to the memorandum or articles of a company, an action that may be taken by members of the company at a meeting of members may also be taken by a resolution of members consented to in writing or by telex, telegram, cable or other written electronic communication, without the need for any notice. Pursuant to our Memorandum and Articles of Association, an action that may be taken by the shareholders of our Company at a meeting may also be taken by a resolution of shareholders of our Company consented to in writing, without the need for any notice, but if any resolution of shareholders of our Company is adopted otherwise than by the unanimous written consent of all shareholders of our Company, a copy of such resolution shall forthwith be sent to all shareholders of our Company not consenting to such resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more shareholders of our Company. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date upon which Eligible Persons holding a sufficient number of votes of Shares to constitute a resolution of shareholders of our Company have consented to the resolution by signed counterparts. Under the DGCL, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.

Shareholder proposals

Pursuant to our Articles of Association, upon the written request of shareholders of our Company entitled to exercise 30 per cent or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of shareholders of our Company. Under the DGCL, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cumulative voting

The BVI law does not expressly permit cumulative voting for directors, our Memorandum and Articles of Association do not provide for cumulative voting either. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under our Articles of Association, a director of our Company may be removed from office, with or without cause, by a resolution of shareholders of our Company passed at a meeting of shareholders of our Company called for the purposes of removing the director of for purposes including the removal of the director or by written resolution passed by at least 75 percent of the votes of the shareholders of our Company entitled to vote, or with cause, by a resolution of directors of our Company passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director. Under the DGCL, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Dissolution; Winding Up

Under our Articles of Association, we may appoint a voluntary liquidator by a resolution of the shareholders of our Company or by resolution of directors of our Company. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Amendment of governing documents

Our Company may amend our Memorandum and Articles of Association or our Articles of Association by a resolution of shareholders of our Company or by a resolution of directors of our Company, save that no amendment may be made by a resolution of directors of our Company:

(a)	to restrict the rights or powers of the shareholders of our Company to amend our Memorandum and Articles of Association or our Articles of Association;

(b)	to change the percentage of shareholders of our Company required to pass a resolution of shareholders of our Company to amend our Memorandum and Articles of Association or our Articles of Association;

(c)	in circumstances where our Memorandum and Articles of Association or our Articles of Association cannot be amended by the shareholders of our Company; or

(d)	to Clauses 7 or 8 or 11 of our Memorandum and Articles of Association.

Any amendments to our Memorandum and Articles of Association or our Articles of Association are effective from the date it is registered by the Registry of Corporate Affairs in the BVI or from such other date as may be ordered by the BVI Court under section 13(5) of the Companies Act. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

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

There are no limitations on the abilities of the Company to transfer cash to or from Techlution and NSL or to investors. The Company is permitted under the laws of BVI to provide funding to our Operating Subsidiaries in Hong Kong through loans or capital contributions without restrictions on the amount of the funds. Our Operating Subsidiaries are also permitted under the laws of Hong Kong to provide funding to the Company, through dividend distributions or payments, without restrictions on the amount of the funds. According to the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), a company may only make a distribution out of profits available for distribution. Therefore, if our Operating Subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. See “Item 3. KEY INFORMATION—D. Risk Factors—Risks related to our corporate structure—We rely on dividends and other distributions on equity paid by our Operating Subsidiaries in Hong Kong to fund any cash and financing requirements we may have and any limitation on the ability of our subsidiaries to make payments to us outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiaries by the PRC government to transfer cash in the future could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless.”

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

Material U.S. federal income tax considerations for U.S. holders

Material tax consequences applicable to U.S. holders of our Class A Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Class A Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Class A Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Class A Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local, and other tax laws.

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

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Class A Ordinary Shares are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

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

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, the value of our assets must be determined based on the market value of our Class A Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets, we believe we are not a PFIC under the current PFIC rules for this fiscal year ended. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for any future taxable years. Depending on the amount of assets held for the production of passive income, it is possible that, for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

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

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Ordinary Shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Class A Ordinary Shares when inherited from a decedent that was previously a holder of our Class A Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Class A Ordinary Shares, or a mark-to-market election and ownership of those ordinary shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Class A Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those ordinary shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

Dividends and other distributions

As of the date of this annual report, we have not issued dividends or other distributions on our Class A Ordinary Shares. In the event that we do make distributions of cash or other property in the future, the following tax considerations will apply, subject to the PFIC rules discussed above, the gross amount of distributions made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program; (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year; and (3) certain holding period requirements are met. Because there is an income tax treaty between the United States and the British Virgin Islands, clause (1) is satisfied due to the tax treaty and that the ordinary shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, ordinary shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently includes the New York Stock Exchange (“NYSE’’) and the Nasdaq Stock Market. Should you receive any distributions of cash or other property on our Class A Ordinary Shares in the future, you are strongly encouraged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

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

Information reporting and backup withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange, or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the U.S. Internal Revenue Code with at a current flat rate of 30%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A Ordinary Shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares.

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

The following is a discussion on certain BVI and Hong Kong income tax consequences of an investment in the Class A Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under BVI and Hong Kong laws.

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

Hong Kong profits taxation

Our Operating Subsidiaries are subject to a tax rate of 16.5% on the assessable profits arising in or derived from Hong Kong. On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill’’) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2,000,000 (approximately US$254,784) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2,000,000 (approximately US$254,784) will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. Accordingly, during the years ended September 30, 2022, 2023 and 2024, the Hong Kong profits tax is calculated at 8.25% on the first HK$2,000,000 (approximately US$254,784) of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2,000,000 (approximately US$254,784).

Under Hong Kong tax law, our subsidiaries in Hong Kong are exempted from income tax on their qualified foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends.

Our income tax expense amounted to HK$73,323 (approximately US$9,341), HK$252,408 (approximately US$32,233), and nil, for the years ended September 30, 2022, 2023 and 2024, respectively. Our effective tax rate was -2.83% and, -4.16%, and nil for the years ended September 30, 2022, 2023, and 2024, respectively.

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in Hong Kong dollars. We have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our Class A Ordinary Shares will be affected by the exchange rate between the U.S. dollar and Hong Kong dollar because a substantial all of our revenue and expenses are effectively denominated in Hong Kong dollar, while our Class A Ordinary Shares will be traded in U.S. dollars. We may seek to reduce the currency risk by entering into foreign currency instruments. We did not have any currency hedging instruments as of September 30, 2022, 2023 and 2024, however, our management monitors movements in exchange rates closely.

To the extent we need to convert U.S. dollars into Hong Kong dollars for our operations, appreciation of Hong Kong dollar against the U.S. dollar would reduce the amount in Hong Kong dollars we receive from the conversion. Conversely, if we decide to convert Hong Kong dollars into U.S. dollars for the purpose of making payments for dividends on our Class A Ordinary Shares, or for other business purposes, appreciation of the U.S. dollar against the Hong Kong dollar would reduce the U.S. dollar amounts available to us.

Concentration and credit risk

Financial instruments that potentially expose our Company to concentrations of credit risk consist primarily of accounts receivable. Our Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. Our Company evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. Our Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable. We currently generate a substantial portion of our total revenue from contracts with a limited number of customers. For the year ended September 30, 2022, our top three customers accounted for 33.17%, 30.72% and 25.02% of the Company’s total revenue, respectively. For the year ended September 30, 2023, our top three customers accounted for 35.01%, 32.50% and 16.23% of the Company’s total revenue, respectively. For the year ended September 30, 2024, our top three customers accounted for 21.04%, 18.67% and 12.31% of the Company’s total revenue, respectively.

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

Inflation Risk

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 0.2%, 0.2% and 2.0% in 2024, 2023, and 2022, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China or Hong Kong experiences higher rates of inflation in the future.

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

Use of Proceeds

Registration Statement on Form F-1, as amended (File Number 333-273289)

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-273289) for our initial public offering, which was declared effective by the SEC on October  30, 2023. In November 2, 2023, we completed our initial public offering in which we issued and sold an aggregate of 15,000,000 ordinary shares (since re-classified and re-designated as Class A Ordinary Shares), at a price of $4.00 per share for $7 million, before deducting underwriting discounts and other offering expenses. On November 21, 2023, Prime Number Capital LLC, as the representative of the underwriters of the initial public offering, fully exercised the over-allotment option to purchase an additional 262,500 ordinary shares (since re-classified and re-designated as Class A Ordinary Shares)at the public offering price of $4.00 per share.

The net proceeds raised from the initial public offering were approximately US$5.32 million after deducting underwriting discounts and all offering expenses paid or payable by us. As of the date of this annual report, we have used approximately HK$3.49 million (approximately US$449,204) from the net proceeds for funding working capital and other general corporate purposes . none of the expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities or our affiliates.

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

Although management’s assessment that our internal control over financial reporting was ineffective as of September 30, 2023 due to the material weaknesses, this has since been rectified as of September 30, 2024, and we believe that the consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

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

	For the years ended September 30,
Marcum Asia CPAs LLP	2024	2023	2022
	US$	US$	US$
Audit fees(1)	—	—	320,000
Audit-Related fees	—	—	80,000
Tax fees	—	—	—
All other fees(2)	—	—	—
Total	—	—	400,000

	For the fiscal years ended September 30,
Audit Alliance LLP	2024	2023	2022
	US$	US$	US$
Audit fees(1)	155,000	180,000	—
Audit-Related fees	—	—	—
Tax fees	—	—	—
All other fees(2)	—	—	—
Total	155,000	180,000	—

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in 2023.

(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

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

Nasdaq Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on Nasdaq prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value; (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The British Virgin Islands do not require shareholder approval prior to any of the foregoing types of issuances. We, therefore, are not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. Specifically, we have elected to be exempt from the requirements under (a) Nasdaq Listing Rule 5635 to obtain shareholder approval for (i) the issuance 20% or more of our outstanding Class A Ordinary Shares or voting power in a private offering; (ii) the issuance of securities pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended; (iii) the issuance of securities when the issuance or potential issuance will result in a change of control of our Company; and (iv) certain acquisitions in connection with the acquisition of the stock or assets of another company; and (b) Nasdaq Listing Rule 5640, which requires that the voting rights of a listed company cannot be disparately reduced or restricted through any corporate action or issuance.

Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the British Virgin Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent. However, if we change our board composition such that independent directors do not constitute a majority of our board of directors, our shareholders may be afforded less protection than they would otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks related to our Class A Ordinary Shares—As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and will follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.”

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

Item 16K. Cybersecurity

Although we are unable to eliminate all risks associated with cybersecurity threats and we cannot provide full assurance that our cybersecurity risk management processes will be fully complied with or effective, we have adopted policies and procedures that are designed to facilitate the identification, assessment, and management of those risks, including any such risks that have the potential to be material.

Risk management and strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program is aligned to the Company’s business strategy and shares common methodologies, reporting channels and governance processes that apply to other areas of enterprise risk, including legal, compliance, strategic, operational, and financial risk. Key elements of our cybersecurity risk management program include:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise information technology environment;

●	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;

●	training and awareness programs for team members that include periodic and ongoing assessments to drive adoption and awareness of cybersecurity processes and controls;

●	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and a third-party risk management process for service providers, suppliers, and vendors.

In the last three fiscal years, the Company has not experienced any material cybersecurity incidents, and expenses incurred from cybersecurity incidents were immaterial.

Governance

As part of our overall enterprise risk management program, we prioritize the identification and management of cybersecurity risk at several levels. Our Board of Directors has overall oversight responsibility for our risk management, and delegates cybersecurity risk management oversight to the Audit Committee, which is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents.

Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of the Company, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Third Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 3.1 to the current report on Form 6-K (File No. 001-41847) filed with the Securities and Exchange Commission on December 6, 2024)

2.1	Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-273289), as amended, initially filed with the Securities and Exchange Commission on July 17, 2023)

2.2*	Description of Securities

4.1	Form of Indemnification Agreement between the Company and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-273289), as amended, initially filed with the Securities and Exchange Commission on July 17, 2023)

4.2	Form of Employment Agreement between the Company and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-273289), as amended, initially filed with the Securities and Exchange Commission on July 17, 2023)

4.3	Loan Agreement between Techlution and Bank of East Asia, dated June 12, 2020 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-273289), as amended, initially filed with the Securities and Exchange Commission on July 17, 2023)

4.4	Loan Agreement between Techlution and Bank of East Asia, dated March 12, 2021 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-273289), as amended, initially filed with the Securities and Exchange Commission on July 17, 2023)

4.5	License Agreement between the Company and Mr. Leung Tsz Him, dated February 24, 2023 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-273289), as amended, initially filed with the Securities and Exchange Commission on July 17, 2023)

4.6	Share Subscription Agreements between Alpha and five share subscribers, dated January 26, 2023 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-273289), as amended, initially filed with the Securities and Exchange Commission on July 17, 2023)

4.7	Sales and Purchase Agreement between Alpha, Tsang Chun Ho, Anthony, Leung Tsz Him and his spouse, dated October 10, 2022, and Addendum to Sales and Purchase Agreement dated March 23, 2023 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-273289), as amended, initially filed with the Securities and Exchange Commission on July 17, 2023)

4.8*	Tenancy agreement between Techlution and Nanyang Cotton Mill Limited, dated April 15, 2024

8.1

List of subsidiaries of the Registrant (incorporated herein by reference to Exhibit 8.1 to the annual report on Form 20-F for the year ended September 30, 2023 filed with the Securities and Exchange Commission on January 31, 2024)

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

97.1

Compensation Recovery Policy (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F for the year ended September 30, 2023 filed with the Securities and Exchange Commission on January 31, 2024)

101*	The following financial statements from the Company’s Annual Report on Form 20-F for the year ended September 30, 2024, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income and Comprehensive Income (Loss), (iii) Consolidated Statements of Changes in Shareholders’ Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Alpha Technology Group Limited

	By:	/s/ Tsang Chun Ho, Anthony
Tsang Chun Ho, Anthony
Director and president

Date: January 27, 2025

ALPHA TECHNOLOGY GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Alpha Technology Group Limited

Opinion on the Financial Statements

We have audited the consolidated balance sheets of Alpha Technology Group Limited and its subsidiaries (the “Company”), as of September 30, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of years ended September 30, 2024, 2023 and 2022 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2023, and the results of its operations and its cash flows for each of years ended September 30, 2024 2023 and 2022 in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2023.

Singapore

January 27, 2025

ALPHA TECHNOLOGY GROUP LIMITED
CONSOLIDATED BALANCE SHEETS

	As of September 30,		As of September 30,
	2024	2024	2023
	HK$	US$	HK$
Assets
Current assets:
Cash and cash equivalent	41,795,661	5,379,592	3,629,347
Accounts receivable, net	1,274,500	164,043	247,655
Rental deposit and prepayment	51,730	6,658	119,548
Deferred cost of revenue	523,392	67,367	2,088,175
Deferred offering costs	—	—	18,758,367
Due from shareholders	100	13	100
Due from a related party	42,700	5,496	683,438
Total current assets	43,688,083	5,623,169	25,526,630

Non-current assets
Property and equipment, net	74,134	9,542	55,117
Intangible assets	4,093,451	526,875	4,605,133
Goodwill	10,176,959	1,309,894	10,176,959
Right of use asset-finance lease	89,770	11,554	166,716
Right of use asset-operating lease	1,516,818	195,232	—
Rental deposit	179,276	23,075	—
Total non-current assets	16,130,408	2,076,172	15,003,925
TOTAL ASSETS	59,818,491	7,699,341	40,530,555

Liabilities
Current liabilities:
Bank loans – current	594,627	76,535	562,331
Other loans - current	856,040	110,182	—
Accrued expenses and other liabilities	1,024,081	131,811	11,886,957
Lease liability-operating lease	520,034	66,934	—
Lease liability-finance lease	122,156	15,723	116,834
Contract liabilities	1,088,880	140,152	5,168,876
Advance from customers	658,583	84,767	842,433
Deferred tax liabilities	844,274	108,668	844,274
Tax payables	159,881	20,579	233,259
Due to directors	989,656	127,380	444,379
Total current liabilities	6,858,212	882,731	20,099,343

Non-current liabilities
Bank loans – non-current	305,485	39,320	911,272
Lease liability-operating lease-non-current	996,784	128,298	—
Lease liability-finance lease-non-current	20,902	2,690	143,057
Total non-current liabilities	1,323,171	170,308	1,054,329
TOTAL LIABILITIES	8,181,383	1,053,039	21,153,672

ALPHA TECHNOLOGY GROUP LIMITED
CONSOLIDATED BALANCE SHEETS — (Continued)

	As of September 30,		As of September 30,
	2024	2024	2023
	HK$	US$	HK$
Shareholders’ equity
Ordinary shares
Alpha Technology Group Limited, US$0.0001 par value; 1,500,000,000 shares authorized; 13,250,000 shares issued as of September 30, 2023, and 15,262,500 shares issued as of September 30, 2024	54,112,233	6,964,879	10,000,100
Capital reserves	10,000,000	1,287,117	16,364,143
Accumulated deficit	(12,475,125)	(1,605,694)	(6,987,360)
Total shareholders’ equity	51,637,108	6,646,302	19,376,883
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	59,818,491	7,699,341	40,530,555

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

On November 2, 2023, the Company announced its closing of the initial public offering of 1,750,000 Ordinary Shares at an offering price of US$4 per Ordinary Share. The Company raised total gross proceeds of approximately US$7,000,000. After deducting underwriting discounts, commissions, and other offering expenses, the Company received a total net proceeds of approximately US$4,303,081. In addition, the Company granted to its underwriters an option for a period of 45 days after closing of the initial public offering to purchase up to an additional 262,500 Ordinary Shares at the public offering price, less underwriting discounts. On November 21, 2023, underwriters fully exercised the over-allotment option to purchase an additional 262,500 Ordinary Shares at the public offering price of $4.00 per share. As a result, Alpha raised gross proceeds of approximately US$1,050,000, in addition to the previously discussed gross proceeds of approximately US$7,000,000, before deducting underwriting discounts and offering expenses. As of September 30, 2024, the Company has issued an aggregate of 15,262,500 ordinary shares.

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA TECHNOLOGY GROUP LIMITED
CONSOLIDATED STATEMENTS OF OPERATION AND COMPREHENSIVE LOSS

			(Predecessor)	(Successor)		(Predecessor)
	2024	2024	From October 1, 2022 to October 11, 2022	From October 12, 2022 to September 30, 2023	For the year ended September 30, 2023	For the year ended September 30, 2022
	HK$	US$	HK$	HK$	HK$	HK$
Revenues	12,354,572	1,590,178	—	8,689,749	8,689,749	4,421,208
Cost of revenue	(5,896,520)	(758,951)	—	(5,843,677)	(5,843,677)	(3,419,035)
Gross profit	6,458,052	831,227	—	2,846,072	2,846,072	1,002,173

Operating expenses:
Listing expenses	(1,078,047)	(138,757)	—	(2,373,596)	(2,373,596)	—
Selling, general and administrative expenses	(11,633,687)	(1,497,392)	(173,188)	(7,053,591)	(7,226,779)	(3,716,233)
Total operating expenses	(12,711,734)	(1,636,149)	(173,188)	(9,427,187)	(9,600,375)	(3,716,233)
Loss from operations	(6,253,682)	(804,922)	(173,188)	(6,581,115)	(6,754,303)	(2,714,060)

Other income:
Other income, net	868,075	111,732	16,801	77,137	93,938	210,450
Interest expense, net	(102,158)	(13,149)	—	(74,587)	(74,587)	(86,621)
Total other income, net	765,917	98,583	16,801	2,550	19,351	123,829

Loss before tax expense	(5,487,765)	(706,339)	(156,387)	(6,578,565)	(6,734,952)	(2,590,231)
Income tax expense	—	—	—	(252,408)	(252,408)	(73,323)
Net and total comprehensive loss	(5,487,765)	(706,339)	(156,387)	(6,830,973)	(6,987,360)	(2,663,554)

Net loss per share attributable to ordinary shareholders of the Company
— Basic	—	—	(8)	(1)	(1)	(133)
— Diluted	—	—	—	(6)	(6)	—

Weighted average number of ordinary shares used in computing net loss per share
— Basic	15,262,500	—	20,000	13,250,000	13,250,000	20,000
— Diluted	14,933,987	—	—	1,169,808	1,169,808	—

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA TECHNOLOGY GROUP LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares				Total Stockholders’
	Number of Shares	Amount	Other reserves	Accumulated Deficit	Equity (Deficit)
		HK$	HK$	HK$	HK$
Balance as of September 30, and October 1, 2022 (Predecessor)	20,000	20,000	—	(4,243,589)	(4,223,589)
Elimination after combined	(20,000)	(20,000)	—	4,243,589	4,223,589
Paid up capital	13,250,000	10,000,100	—	—	10,000,100
Contribution from shareholders	—	—	16,364,143	—	16,364,143
Net loss (Predecessor)	—	—	—	(156,387)	(156,387)
Net loss (Successor)	—	—	—	(6,830,973)	(6,830,973)
Consolidated Balance as of September 30, and October 1, 2023 (Successor)	13,250,000	10,000,100	16,364,143	(6,987,360)	19,376,883
Paid up capital	2,012,500	62,870,500	—	—	62,870,500
Reserves utilized	—	—	(6,364,143)	—	(6,364,143)
Offering costs capitalized	—	(18,758,367)	—	—	(18,758,367)
Net loss	—	—	—	(5,487,765)	(5,487,765)
Balance as of September 30, 2024	15,262,500	54,112,233	10,000,000	(12,475,125)	51,637,108
Balance as of September 30, 2024 in US$	—	6,964,879	1,287,117	(1,605,694)	6,646,302

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA TECHNOLOGY GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

			(Predecessor)	(Successor)		(Predecessor)
	For the year ended September 30, 2024		From October 1, 2022 to October 11, 2022	From October 12, 2022 to September 30, 2023	For the year ended September 30, 2023	For the year ended September 30, 2022
	HK$	US$	HK$	HK$	HK$	HK$
Operating activities
Net loss	(5,487,765)	(706,339)	(156,387)	(6,830,973)	(6,987,360)	(2,663,554)
Adjustments to reconcile net loss to net cash operating activities:
Depreciation	15,279	1,967	—	9,904	9,904	6,429
Amortization of intangible assets	511,682	65,859	—	511,681	511,681	—
Amortization of right-of-use asset – finance lease	76,946	9,904	—	248,620	248,620	131,159
Amortization of right-of-use asset – operating lease	117,539	15,129	—	—	—	—
Goodwill impairment	539	69	—	—	—	—
Interest for finance lease	9,226	1,187	—	—	—	—
Non cash lease expense	—	—	—	—	—	150,640
Loss on disposal on property and equipment	—	—	—	16,923	16,923	—
(Reversed) allowance for doubtful account	(100,000)	(12,871)	—	(100,000)	(100,000)	313,362
Changes in operating assets and liabilities:
Accounts receivable	(926,845)	(119,296)	(32,828)	(110,327)	(143,155)	69,138
Prepayment and deposit	(111,458)	(14,346)	—	—	—	(119,548)
Accrued expenses and other liabilities	(10,862,876)	(1,398,180)	(452,715)	11,456,057	11,003,342	409,762
Advance from customers	(183,850)	(23,664)	—	517,433	517,433	165,000
Lease liability	(68,867)	(8,864)	—	—	—	(188,717)
Contract liabilities	(4,079,996)	(525,143)	365,328	(1,406,279)	(1,040,951)	4,666,012
Income taxes payable	(73,378)	(9,445)	—	233,259	233,259	—
Deferred cost of revenue	1,564,783	201,406	—	(249,399)	(249,399)	(1,377,776)
Cash (used in) provided by operating activities	(19,599,041)	(2,522,627)	(276,602)	4,296,899	4,020,297	1,561,907

Investing activities
Purchase of property and equipment	(34,296)	(4,414)	—	(48,432)	(48,432)	(25,455)
Repayment from a related party	—	—	—	—	—	404,182
Payment to acquire right of use assets-operating lease	(48,672)	(6,265)	—	—	—	—
Net cash used to acquire subsidiaries in business combinations	—	—	—	(10,000,000)	(10,000,000)	—
Cash (used in) provided by investing activities	(82,968)	(10,679)	—	(10,048,432)	(10,048,432)	378,727

Financing activities
Proceeds from issue of shares	44,112,133	5,677,749	—	10,000,100	10,000,100	—
Capital reserves from shareholders	(6,364,143)	(819,140)	—	16,364,143	16,364,143	—
Repayment to bank loans	(573,491)	(73,815)	—	(676,972)	(676,972)	(431,746)
Proceeds from bank loans	—	—	—	—	—	—
Deferred offering costs	18,758,367	2,414,422	—	(18,758,367)	(18,758,367)	—
Advanced from a director	544,738	70,114	—	(1,749,007)	(1,749,007)	(38,000)
Advanced from related parties	640,738	82,470	—	—	—	—
Other loans granted	1,079,060	138,888	—	—	—	—
Repayment to other loans	(223,020)	(28,705)	—	—	—	—
Borrowings to shareholders	—	—	—	(100)	(100)	—
Repayment from a director	—	—	(18,966)	1,806,585	1,787,619	—
Principal payment for obligation under finance lease	(126,059)	(16,225)	—	(111,744)	(111,744)	(106,869)
Cash provided by (used in) financing activities	57,848,323	7,445,758	(18,966)	6,874,638	6,855,672	(576,615)

Net increase (decreased) in cash	38,166,314	4,912,452	(295,568)	1,123,105	827,537	1,364,019
Cash as of beginning of the year/ period	3,629,347	467,140	2,801,810	2,506,242	2,801,810	1,437,791
Cash as of the end of the year/ period	41,795,661	5,379,592	2,506,242	3,629,347	3,629,347	2,801,810

Supplementary Cash Flows Information
Cash paid for interest	102,158	13,149	—	74,587	74,587	105,854
Cash paid for taxes	73,378	9,445	—	19,149	19,149	73,323

Non-cash transaction
Lease liabilities arising from obtaining right-of-use assets	1,585,685	204,096	—	—	—	—
Provision for income tax	—	—	—	270,466	270,466	—

Cash flow information related to lease consists of the following:

			(Predecessor)	(Successor)		(Predecessor)
	For the year ended September 30, 2024		From October 1, 2022 to October 11, 2022	From October 12, 2022 to September 30, 2023	For the year ended September 30, 2023	For the year ended September 30, 2022
	HK$	US$	HK$	HK$	HK$	HK$
Operating cash payments for operating leases	124,035	15,965	—	460,800	460,800	190,000
Operating cash payments for finance leases	9,226	1,187	—	14,316	14,316	19,191
Financing cash payments for finance leases	116,834	15,038	—	111,744	111,744	106,869

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

Alpha Technology Group (HK) Limited (formerly known as RadiNation Technology Limited) (“Alpha HK”) incorporated in accordance with laws and regulations of Hong Kong on September 14, 2022. Alpha HK has not commenced its operations.

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

On December 19, 2023, Alpha acquired 100% of equity interest in Alpha HK from the Fuchsia Capital Limited. Alpha HK became Alpha’s wholly owned subsidiary. Alpha HK has not commenced its operations.

Initial public offering

On November 2, 2023, Alpha announced its closing of the initial public offering of 1,750,000 Ordinary Shares at an offering price of US$4 per Ordinary Share. Alpha raised total gross proceeds of approximately US$7,000,000. After deducting underwriting discounts, commissions, and other offering expenses, the Company received a total net proceeds of approximately US$4,303,081. In addition, the Company granted to its underwriters an option for a period of 45 days after closing of the initial public offering to purchase up to an additional 262,500 Ordinary Shares at the public offering price, less underwriting discounts. On November 21, 2023, the underwriters fully exercised the over-allotment option to purchase an additional 262,500 Ordinary Shares at the public offering price of $4.00 per share. As a result, Alpha further raised gross proceeds of approximately US$1,050,000, in addition to the previously discussed gross proceeds of approximately US$7,000,000, before deducting underwriting discounts and offering expenses. After deducting underwriting discounts, commissions, and other offering expenses, the Company received a total net proceeds of approximately US$5,323,693.

During the years ended September 30, 2024 and 2023 the Company has direct or indirect interests in the following subsidiary:

Name	Place and date of incorporation	Issued ordinary share capital	Ownership	Principal activities
Techlution Service Limited (“TSL”)	November 28, 2017	HK$10,000	100% owned by Alpha Technology Group Limited	providing IT development and consulting service to customers
Neural Sense Limited (“NSL”)	October 16, 2019	HK$10,000	100% owned by Alpha Technology Group Limited	providing IT development and consulting service to customers
Alpha Technology Group (HK) Limited (“Alpha HK”)	September 14, 2022	HK$10,000	100% owned by Alpha Technology Group Limited	has not commenced its operations

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

Principles of combination

The combined financial statements for the years ended September 30, 2022 are prepared by adding together financial statement items of NSL and TSL, since NSL and TSL were under common control. The financial statements used for combination purposes have been prepared applying the Company’s accounting policies. Upon combining the financial information for the periods, intra-group income and expenses, intragroup accounts and profits and losses on transactions between the combined entities are eliminated. Comparative figures have been changed accordingly. The accounting principles set out below have been applied consistently to all periods presented in these combined financial statements.

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

Business combinations

During the year ended September 30, 2022, Mr. Leung Tsz Him was the director and shareholder of TSL and Ms. Chan Shuk Wa was the director and shareholder of NSL. Since Mr. Leung Tsz Him is the spouse of Ms. Chan Shuk Wa, TSL and NSL were considered as under the common control of Mr. Leung Tsz Him and his spouse during the aforementioned periods.

Alpha acquired 100% equity interest in NSL, TSL and Alpha HK from the former shareholders. The Company accounts for such acquisition using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Company and equity instruments issued by the Company. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the acquisition date amounts of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the acquisition date amounts of the net assets of the subsidiary acquired, the difference is recognized directly in the combined income statements. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Subsequent to the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any further adjustments are recorded in the consolidated income statements.

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

On October 12, 2022, Alpha acquired control of both TSL and NSL, and Mr. Leung Tsz Him was appointed as the CEO of Alpha.

On December 19, 2023, Alpha acquired 100% of equity interest in Alpha HK from the Fuchsia Capital Limited. Alpha HK became Alpha’s wholly owned subsidiary. Alpha HK has not commenced its operations.

For the Company’s non-wholly owned subsidiaries, a non-controlling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of property and equipment, impairment of long-lived assets, allowance for doubtful accounts, provision for contingent liabilities, revenue recognition, deferred taxes and uncertain tax position. Actual results could differ from these estimates.

Foreign currency translation and transaction and convenience translation

The accompanying consolidated financial statements are presented in the Hong Kong dollar (“HK$”), which is the reporting currency of the Company. HK$ is also the functional currency.

Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. Translation gains and losses are recognized in the consolidated statements of operations and comprehensive loss as other comprehensive income or loss. Transactions in currencies other than the reporting currency are measured and recorded in the reporting currency at the exchange rate prevailing on the transaction date. The cumulative gain or loss from foreign currency transactions is reflected in the consolidated statements of income and comprehensive income (loss).

The value of foreign currencies including the US Dollar may fluctuate against the Hong Kong Dollar. Any significant variations of the foreign currencies relative to the Hong Kong Dollar may materially affect the Company’s financial condition in terms of reporting in HK$.

Convenience translation

Translations of amounts in the consolidated balance sheet, consolidated statements of income and consolidated statements of cash flows from HK$ into US$ as of and for the year ended September 30, 2024 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.7693, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the Company’s securities (ii) the Company’s management and or their immediate family, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

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

Cash and cash equivalent

Cash comprises of cash in banks and cash on hand. Cash held in accounts at financial institutions located in Hong Kong. The Company have not experienced any losses in such accounts and do not believe the cash is exposed to any significant risk.

Accounts Receivable, net

Accounts receivable, net are stated at the original amount less an allowance for doubtful accounts on such receivables. The allowance for doubtful accounts is estimated based upon the Company’s assessment of various factors including historical experience, the age of the accounts receivable balances, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect the Company’s customers’ ability to pay. An allowance is also made when there is objective evidence for the Company to reasonably estimate the amount of probable loss.

Deferred offering costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering.” Deferred offering costs consist of underwriting, legal, and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of September 30, 2023 and 2022, the Company capitalized $18,758,367 (approximately US$2,414,422) and nil of deferred offering costs, respectively. The deferred offering costs were capitalized to shareholders’ equity as of September 30, 2024.

Property and equipment, net

Property and equipment are stated at historical cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets taking into consideration the assets’ estimated residual value. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use.

Estimated useful lives of computer hardware is 5 years.

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

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Goodwill

Goodwill represents the excess of the purchase consideration over the acquisition date amounts of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. In accordance with ASC 350, the Company may first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, the Company considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. The Company may also bypass the qualitative assessment and proceed directly to perform the quantitative impairment test.

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

The Company continually reviews its investments in equity method investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the severity and the length of time that the fair value of the investment is below its carrying value; the financial condition, the operating performance and the prospects of the equity method investee; the geographic region, market and industry in which the equity method investee operates; and other company specific information such as recent financing rounds completed by the equity method investee. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the investment in the equity method investee is written down to its fair value.

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Lease

The Company adopted ASU 2016-02, Leases (Topic 842), on October 1, 2020, using a modified retrospective approach reflecting the application of the standard to leases existing at, or entered into after, the beginning of the earliest comparative period presented in the combined financial statements.

The Company lease its offices which are classified as operating leases and leases its motor vehicle which is classified as finance lease in accordance with Topic 842. At lease inception, if the lease meets any of the following five criteria, the Company will classify it as a finance lease: (i) the lease transfers ownership of the underlying asset to the Company by the end of the lease term, (ii) the lease grants the Company an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (iii) the lease term is for the major part of the remaining economic life of the underlying asset, (iv) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all (90% or more) of the fair value of the underlying asset, or (v) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. Otherwise, the lease will be treated as an operating lease.

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

Right-of-use assets for operating lease expenses are recognized in the consolidated statements of income, on a straight-line basis since the lease commencement date over the lease period and reported as “Selling, general and administrative expenses”.

Right-of-use assets for finance leases are depreciated on a straight-line basis since the lease commencement date over the lease period or the estimated useful life of the leased asset in case of transfer of ownership or purchase option that is reasonably certain to be exercised. The depreciation expense is reported as “Selling, general and administrative expenses”.

At the commencement date, the Company recognize the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets as of September 30, 2024 and 2023, respectively.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for the contingencies are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses these contingent liabilities, which inherently involves judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in legal proceedings, the Company, in consultation with its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of the reasonably possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Impairment of long-lived assets

Long-lived assets, including property and equipment are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended September 30, 2022, 2023 and 2024, no impairment of long-lived assets was recognized.

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Borrowings

Borrowings are presented as current liabilities unless the Company have an unconditional right to defer settlement for at least 12 months after the end of the reporting date, in which case they are presented as non-current liabilities.

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

A contract liability is recognized when a payment is received or a payment is due (whichever is earlier) from a customer before the Company transfer the related goods or services. Contract liabilities are recognized as revenue when the Company perform under the contract (i.e., transfers control of the related goods or services to the customer).

Fair Value Measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company. The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels of the fair value hierarchy are as follows:

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

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue Recognition

On October 1, 2020, the Company adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) using the modified retrospective method for all contracts not completed as of the date of adoption.

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

The Company identify its contracts with customers and all performance obligations within those contracts. The Company then determines the transaction price and allocates the transaction price to the performance obligations within the Company’s contracts with customers, recognizing revenue when, or as, the Company satisfy, its performance obligations. The adoption of ASC 606 did not significantly change (1) the timing and pattern of revenue recognition for all of the Company’s revenue streams, and (2) the presentation of revenue as gross versus net. Therefore, the adoption of ASC 606 did not have a significant impact on the Company’s financial position, results of operations, equity or cash flows as of the adoption date and for the year ended September 30, 2024 and 2023.

The Company contract with customers to mainly provide IT related service, including system development service, web and mobile application development service and artificial intelligence powered optical character recognition development service (“AI-OCR”), normally service term within a year. The terms of pricing and payment are fixed, no variable consideration is involved. A series of promises are identified in a contract. But these promises are interrelated and not distinct. These promises are inputs used to complete the service. The customers cannot benefit from any standalone promise. Thus only one performance obligation with standard quality guarantee is identified in a contract. The performance obligation is satisfied at a point of time and recognized in revenue upon the completion of services to the customers, usually at the time when the result of services is tested and accepted by the customers.

From time to time, the Company enter into arrangement to provide technological support and maintenance service to its customers. The Company’s contracts have a single performance obligation and are primarily on a fixed-price basis. The Company’s efforts are expended evenly throughout the service period. The revenues for the technological support and maintenance service are recognized over the support and maintenance services period, usually one year or less.

No significant returns, refund and other similar obligations during each reporting year.

There were no loss contracts that the revenue of which has not been recognized for the years ended September 30, 2023 and 2024, and according to the estimation, there is no indication that the revenue cannot cover the estimated expenses and costs.

Revenue from NFT artworks, NFT marketplace and develop NFT-related game

The Company create NFT artworks, NFT marketplace and NFT artworks, develop NFT-related game for customers. The Company generate revenue from providing NFT marketplace and related development services under separate contracts to customers as a principal. The terms of pricing and payment are fixed and no variable consideration is involved. A series of promises are identified in a contract, which are interrelated and not distinct. These promises are inputs used to complete the service. The customers cannot benefit from any standalone promise. Thus only one performance obligation with standard quality guarantee is identified in a contract. The performance obligation is satisfied at a point of time and recognized in revenue upon the completion of services to the customers, usually at the time when the result of services is tested and accepted by the customers. There is no difference on revenue recognition for both system development, web and mobile application development, AI-OCR services and NFT-related services.

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

See note 10 for the disaggregated revenue from contracts with customers by revenue stream.

			(Predecessor)	(Successor)		(Predecessor)
	For the year ended September 30, 2024		From October 1, 2022 to October 11, 2022	From October 12, 2022 to September 30, 2023	From October 1, 2022 to September 30, 2023	For the year ended September 30, 2022
	HK$	US$	HK$	HK$	HK$	HK$
System development	5,903,175	759,808	—	5,969,112	5,969,112	3,602,067
NFT	2,600,000	334,650	—	1,585,000	1,585,000	—
Web and mobile application development	800,000	102,969	—	—	—	391,000
AI-OCR development	807,880	103,984	—	80,970	80,970	68,141
Technological support and maintenance service and other services	2,243,517	288,767	—	1,054,667	1,054,667	360,000
	12,354,572	1,590,178	—	8,689,749	8,689,749	4,421,208

The following table summarizes disaggregated revenue from contracts with customers by timing of revenue:

			(Predecessor)	(Successor)		(Predecessor)
	For the year ended September 30, 2024		From October 1, 2022 to October 11, 2022	From October 12, 2022 to September 30, 2023	From October 1, 2022 to September 30, 2023	For the year ended September 30, 2022
	HK$	US$	HK$	HK$	HK$	HK$
Revenue recognized at point in time	10,111,055	1,301,411	—	7,635,082	7,635,082	4,106,208
Revenue recognized over-time	2,243,517	288,767	—	1,054,667	1,054,667	315,000
	12,354,572	1,590,178	—	8,689,749	8,689,749	4,421,208

The following table summarizes advance from customers by revenue stream:

			(Successor)	(Predecessor)
	As of September 30,		As of September 30,
	2024	2024	2023	2022
	HK$	US$	HK$	HK$
System development	658,583	84,767	842,433	325,000
	658,583	84,767	842,433	325,000

Contract liabilities

Timing of revenue recognition may differ from the timing of invoicing to customers. In accordance with ASC340-40-25-1, an entity shall recognize as an asset for the incremental costs of obtaining a contract with a customer if the entity expects to recover those costs. Entities sometimes incur costs to obtain a contract that otherwise would not have been incurred. Entities also may incur costs to fulfill a contract before a good or service is provided to a customer. The revenue standard provides guidance on costs to obtain and fulfill a contract that should be recognized as assets. Only incremental costs should be recognized as assets which are also periodically reviewed for impairment. The Company recognized the cost incurred to fulfill a contract but revenue recognition criteria under ASC606 have not yet been met as deferred cost of revenue.

Contract liabilities are represents service fee payment received from customers in advance of completion of performance obligations under a contract. Contract liabilities relate to unsatisfied performance obligations at the end of each reporting period and consists of cash payment received in advance. The balance of contract liabilities is recognized as revenue upon the completion of performance obligations. Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year.

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

For the year ended September 30, 2022, 2023 and 2024, the amount of revenue recognized that was included in the receipts in advance balance at the beginning of the year were HK$1,703,815, HK$297,883 and HK$5,451,346 (approximately US$701,652), respectively.

The details of contract liabilities are as follows:

	As of September 30,		As of September 30,
	2024	2024	2023
	HK$	US$	HK$
System development	891,380	114,731	2,568,876
NFT	—	—	2,000,000
AI-OCR development	197,500	25,421	—
Technological support and maintenance service and other services	—	—	—
Web and mobile application development			600,000
	1,088,880	140,152	5,168,876

Income taxes

The Company account for income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

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

Advertising expenses

Advertising expenses, primarily marketing expenditures and content related promotion, are included in “Selling, general and administrative” and are expensed as incurred. Advertising expenses for the years ended September 30, 2022, 2023 and 2024 were HK$32,517, HK$93,861 and HK$1,266,243 (approximately US$162,980), respectively.

Other comprehensive loss

Other comprehensive loss consists of two components, net loss and other comprehensive loss. Other comprehensive loss refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive loss consists of a foreign currency translation adjustment.

Significant risks and uncertainties

Concentration and credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. The Company conduct credit evaluations of its customers, and generally does not require collateral or other security from them. The Company evaluate its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Company conduct periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Major Suppliers

As of September 30, 2024, two suppliers accounted for 11% and 7% of our total cost of revenue, respectively. For the year ended September 30, 2023, two suppliers accounted for 20% and 13% of our total purchase, respectively. For the year ended September 30, 2022, three suppliers accounted for 25%, 25% and 12% of our total purchase, respectively.

Major Customers

For the year ended September 30, 2024, {three} customers accounted for 21%, 19% and 12% of the Successor’s total revenue, respectively. As of September 30, 2024, {two} customers accounted for 43% and 30% of the Successor’s total accounts receivable balance. For the year ended September 30, 2023, three customers accounted for 35%, 33% and 16% of the Successor’s total revenue, respectively. As of September 30, 2023, two customers accounted for 80% and 10% of the Successor’s total accounts receivable balance. For the year ended September 30, 2022, four customers accounted for 33%, 31% and 25% of the Company’s total revenue, respectively. As of September 30, 2022, one customer accounted for 100% of the Company’s total accounts receivable balance, respectively.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company exposed to floating interest rate risk on cash deposit and borrowings rate, and the risks due to changes in interest rates is not material. The Company have not used any derivative financial instruments to manage the Company’s interest risk exposure.

Recent issued Accounting Pronouncements

There are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

In September 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The Board is issuing the amendments in this Update to enhance the transparency and decision usefulness of income tax disclosures. Investors currently rely on the rate reconciliation table and other disclosures, including total income taxes paid, to evaluate income tax risks and opportunities. While investors find these disclosures helpful, they suggested possible enhancements to better (1) understand an entity’s exposure to potential changes in jurisdictional tax legislation and the ensuing risks and opportunities, (2) assess income tax information that affects cash flow forecasts and capital allocation decisions, and (3) identify potential opportunities to increase future cash flows. The Board decided that the amendments should be effective for public business entities for annual periods beginning after December 15, 2024.

In November 2023, the FASB issued guidance to enhance disclosure of expenses of a public entity’s reportable segments. The new guidance requires a public entity to disclose: (1) on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss, (2) on an annual and interim basis, an amount for other segment items (the difference between segment revenue less the significant expenses disclosed under the significant expense principle and each reported measure of segment profit or loss), including a description of its composition, (3) on an annual and interim basis, information about a reportable segment’s profit or loss and assets previously required to be disclosed only on an annual basis, and (4) the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and how to allocate resources. The new guidance also clarifies that if the CODM uses more than one measure of a segment’s profit or loss, one or more of those measures may be reported and requires that a public entity that has a single reportable segment provide all the disclosures required by the amendments in this update and all existing segment disclosures. The guidance is effective for the current fiscal year 2024 annual reporting, and in the first quarter of 2025 for interim period reporting, with early adoption permitted. Upon adoption, this guidance should be applied retrospectively to all prior periods presented. We do not expect the adoption of this accounting standard to have an impact on our Consolidated Financial Statements.

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In December 2023, the FASB issued guidance to enhance transparency of income tax disclosures, On an annual basis the new guidance requires a public entity to disclose: (1) specific categories in the rate reconciliation, (2) additional information for reconciling items that are equal to or greater than 5% of the amount computed by multiplying income(or loss) from continuing operations before income tax expense (or benefit) by the applicable statutory income tax rate, (3) income taxes paid (net of refunds received) disaggregated by federal (national), state, and foreign taxes, with foreign taxes disaggregated by individual jurisdictions in which income taxes paid is equal to or greater than 5% of total income taxes paid, (4) income (or loss) from continuing operations before income tax expense (or benefit)disaggregated between domestic and foreign, and (5) income tax expense (or benefit) from continuing operations disaggregated between federal (national), state and foreign. The guidance is effective for fiscal year 2025 annual reporting, with early adoption permitted, to be applied on a prospective basis, with retrospective application permitted. We do not expect the adoption of this accounting standard to have an impact on our Consolidated Financial Statements but will require certain additional disclosures.

In March 2024, the FASB issued ASU 2024-01, “Compensation-Stock Compensation (Topic 718): Scope Application of Profits Interest and similar Awards” For public business entities, the amendments in this Update are effective for annual periods beginning after December 15.2024，and interim periods within those annual periods. For all other entities, the amendments are effective for annual periods beginning after December 15,2025 and interim periods within those annual periods, Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. if an entity adopts the amendments in an interim period, it should adopt them as of the beginning of the annual period that includes that interim period.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements — Amendments to Remove References to the Concepts Statements”. This update contains amendments to the Codification that remove references to various FASB Concepts Statements. These changes remove references to various Concepts Statements and the amendments apply to all reporting entities within the scope of the affected accounting guidance. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2024. Early application of the amendments in this Update is permitted for any fiscal year or interim period for which financial statements have not yet been issued (or made available for issuance). The Company believes the future adoption of this ASU is not expected to have a material impact on its financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The amendments in this ASU are intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. For interim and annual reporting periods, an entity shall disaggregate, in a tabular format disclosure in the notes to financial statements, all relevant expense captions presented on the face of the income statement in continuing operations into the purchases of inventory, employee compensation, depreciation, amortization, and depletion. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027.Early adoption is permitted. The amendments in this Update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements. We are currently evaluating the impact the adoption of ASU 2024-03 will have on its consolidated financial statements and related disclosures.

In January 2025, the FASB issued ASU 2025-01 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The Board issued Update 2024-03 on November 4, 2024. Update 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of Update 2024-03, the Board was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in Update 2024-03 in an interim reporting period, rather than in an annual reporting period. The Board’s intent in the basis for conclusions of Update 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. However, the Board acknowledges that there was ambiguity between the intent in the basis for conclusions in Update 2024-03 and the transition guidance that was included in the Codification when Update 2024-03 was issued

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of September 30,		As of September 30,
	2024	2024	2023
	HK$	US$	HK$
Accounts receivable	1,387,862	178,634	461,017
Less: allowance for doubtful accounts	(113,362)	(14,591)	(213,362)
Accounts receivable, net	1,274,500	164,043	247,655

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. ACCOUNTS RECEIVABLE, NET (cont.)

The following table presents movement in allowance for doubtful accounts:

	As of September 30,		As of September 30,
	2024	2024	2023
	HK$	US$	HK$
Balance at beginning of the year	213,362	27,462	313,362
Reversal	(100,000)	(12,871)	(100,000)
Balance at end of the year	113,362	14,591	213,362

As of September 30, 2022, an allowance for doubtful accounts in the amount of HK$313,362 has been recorded due to a significant increase in credit risk from one specific customer, and such receivable is not expected to be settled and the bad debt allowance was provided accordingly.

Accounts receivable of HK$100,000 (approximately US$12,871) has been received in April 2023, and there were no issues regarding the recoverability of this amount.

Up to the date of this annual report, accounts receivable of HK$347,250 (approximately US$44,695) of the HK$1,274,500 in accounts receivable as of September 30, 2024 have been settled and there was no issue on recoverability.

4. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	As of September 30,		As of September 30,
	2024	2024	2023
	HK$	US$	HK$
Computer hardware	97,663	12,570	63,367
Sub-total	97,663	12,570	63,367
Less: accumulated depreciation	(23,529)	(3,028)	(8,250)
Property and equipment, net	74,134	9,542	55,117

Total depreciation expense recognized for the years ended September 30, 2022, 2023 and 2024 is allocated to the following expense item:

	(Predecessor)		(Successor)		(Predecessor)
	For the year ended September 30, 2024	From October 1, 2022 to October 11, 2022	From October 12, 2022 to September 30, 2023	From October 1, 2022 to September 30, 2023	For the year ended September 30, 2022
	HK$	HK$	HK$	HK$	HK$
General and administrative expense	15,279	—	9,904	9,904	6,429
Total depreciation expense	15,279	—	9,904	9,904	6,429

Depreciation expense recognized for the year ended September 30, 2022, 2023 and 2024 were approximately HK$6,429, HK$9,904 and HK$15,279 (US$1,967), respectively.

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. intangible asset

	As of September 30,		As of September 30,
	2024	2024	2023
	HK$	US$	HK$
Software	5,116,814	658,594	5,116,814
Less: amortization	(1,023,363)	(131,719)	(511,681)
Software, net	4,093,451	526,875	4,605,133

Amortization expenses recognized for the year ended September 30, 2023 and 2024 were HK$ 511,681 and HK$511,682 respectively.

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

HK$
Years ending September 30,
2025	511,681
2026	511,681
2027	511,681
2028	511,681
2029	511,681
Thereafter	1,535,046
4,093,451

6. BANK LOANS-CURRENT

	As of September 30,		As of September 30,
	2024	2024	2023
	HK$	US$	HK$
Long-term loans
Bank of East Asia(“BEA”)(1)	—	—	—
BEA(2)	900,112	115,855	1,473,603
Less: Current portion of long-term loans	(594,627)	(76,535)	(562,331)
Long term loan- non-current portion	305,485	39,320	911,272

The Company’s bank loans which are all denominated in HK$, consist of:

(1)	On June 12, 2020, TSL entered into a loan agreement with BEA, pursuant to which TSL obtained a loan in the amount of HK$ 317,000 (approximately US$ 40,903) on June 29, 2020 for three years term ended on June 28, 2023. The loan is at interest rate of 2.75% and the principal is to be paid off by 36 unequal monthly instalments. The loan has been guaranteed by HKMC Insurance Limited (“HKMCI”) under the SME Financing Guarantee Scheme and Mr. Leung Tsz Him.

(2)	On March 12, 2021, TSL entered into another loan agreement with BEA, pursuant to which TSL obtained a loan in the amount of HK$ 2,304,000 (approximately US$ 295,954) on March 29, 2021 for five years term ended on March 28, 2026. The loan is at interest rate of 2.75% and the principal is to be paid off by 36 unequal monthly instalments. The loan has been guaranteed by HKMCI under the SME Financing Guarantee Scheme and Mr. Leung Tsz Him.

Annual maturities of the Company’s long-term debt which comprise the term loans during the next two years following September 30, 2024 and thereafter are as follows:

	HK$	US$
Years ending September 30,
2025	594,627	76,535
2026	305,485	39,320
	900,112	115,855

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Other loans

	As of September 30,		As of September 30,
	2024	2024	2023
	HK$	US$	HK$
Long-term loans
Loan 1(1)	259,000	33,336	—
Loan 2(2)	187,040	24,074	—
Loan 3(3)	410,000	52,772	—
Less: Current portion of long-term loans	856,040	110,182	—
Long term loan- non-current portion	—	—	—

The Company’s other loans which are all denominated in HK$, consist of:

(1)	On June 6, 2024, TSL entered into an agreement with one of the customers, pursuant to which TSL granted a loan in the amount of HK$ 388,500 (approximately US$ 50,005). The loan is at effective interest rate of 16% on principal and the principal is to be paid off by 9 equal monthly instalments. The loan has been secured by the receivable of the Company.

(2)	On June 6, 2024, TSL entered into an agreement with one of the customers, pursuant to which TSL granted a loan in the amount of HK$ 280,560 (approximately US$ 36,111). The loan is at effective interest rate of 16% on principal and the principal is to be paid off by 9 equal monthly instalments. The loan has been secured by the receivable of the Company.

(3)	On August 30, 2024, TSL entered into an agreement with one of the customers, pursuant to which TSL granted a loan in the amount of HK$ 410,000 (approximately US$ 52,772). The loan is at effective interest rate of 16% on principal and the principal is to be paid off by 6 equal monthly instalments. The loan has been secured by the receivable of the Company.

8. LEASE

The Company’s leasing activities primarily consist of offices leased from third party which are operating lease and lease of vehicle from third party which is finance lease. ASC 842 requires leases to recognize right-of-use assets and lease liabilities on the balance sheet. The Company has elected an accounting policy to not recognize short-term leases (one year or less) on the balance sheet.

As of September 30, 2023 and 2024, the finance lease’s weighted average remaining lease term was 2.17 years and 1.17 years. As of September 30, 2023 and 2024, the weighted average discount rate was 4.46% and 4.46%, respectively.

	As of September 30,		As of September 30,
	2024	2024	2023
	HK$	US$	HK$
Right-of -use asset-finance lease
Motor vehicle	590,215	75,968	590,215
Accumulated amortization	(500,445)	(64,414)	(423,499)
Right-of -use asset-finance lease, net	89,770	11,554	166,716
Lease liability – finance lease, current portion	122,156	15,723	116,834
Lease liability – finance lease, non-current portion	20,902	2,690	143,057
Total finance lease liability	143,058	18,413	259,891

	As of September 30,		As of September 30,
	2024	2024	2023
	HK$	US$	HK$
Right-of -use asset-operating lease
Office lease	1,634,357	210,361	—
Accumulated amortization	(117,539)	(15,129)	—
Right-of -use asset-operating lease, net	1,516,818	195,232	—
Lease liability – operating lease, current portion	520,034	66,934	—
Lease liability – operating lease, non-current portion	996,784	128,298	—
Total operating lease liability	1,516,818	195,232	—

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. LEASE (cont.)

The components of lease costs were as follows:

			(Predecessor)	(Successor)		(Predecessor)
	For the year ended September 30, 2024		From October 1, 2022 to October 11, 2022	From October 12, 2022 to September 30, 2023	From October 1, 2022 to September 30, 2023	For the year ended September 30, 2022
	HK$	US$	HK$	HK$	HK$	HK$
Operating lease costs
Amortization of operating lease asset	117,539	15,129	—	—	—	—
Interest on lease liability	6,496	836	—	—	—	—
Unrecognized ROU(i)	173,797	22,370	—	460,800	460,800	151,923
Total operating lease costs	297,832	38,335	—	460,800	460,800	151,923
Finance lease costs
Amortization of finance lease asset	76,946	9,904	—	248,620	248,620	131,159
Interest on lease liability	9,226	1,187	—	14,316	14,316	19,191
Total finance lease costs	86,172	11,091	—	262,936	262,936	150,350

(i)	Excluding cost of short-term contracts. The Company also have another lease agreement with one year term, for which the 2025 elected to not recognize right-of-use assets on balance sheet and expensed on straight-line method. The lease term was commenced from March 1, 2022 with monthly lease expense of HK$38,400. Short-term lease costs for the years ended September 30, 2022, 2023 and 2024 were HK$268,800, HK$460,800 and HK$173,797, respectively, which were charged to general and administrative expenses.

Finance lease costs were recorded as general and administrative expenses and interest expenses. The operating lease expenses were charged to general and administrative expenses. No lease costs for operating and finance leases were capitalized.

Future lease payments under lease liabilities as of September 30 were as follows:

	Operating leases		Finance leases
	HK$	US$	HK$	US$
Period ended September 30,
2025	584,064	75,176	126,060	16,225
2026	584,064	75,176	21,020	2,706
2027	460,029	59,211	—	—
Total future lease payments	1,628,157	209,563	147,080	18,931
Less: Imputed interest	(111,339)	(14,331)	(4,022)	(518)
Total lease liabilities balance	1,516,818	195,232	143,058	18,413

9. INCOME TAX

British Virgin Islands

Alpha is incorporated in the British Virgin Islands and not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

No deferred tax assets or liabilities has been recognized in the financial statements as they did not have material temporary differences arising between the tax bases of assets and liabilities and their carrying amounts as of September 30, 2023 and 2024.

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. INCOME TAX (cont.)

Hong Kong

Under the Inland Revenue Ordinance of Hong Kong, only profits arising in or derived from Hong Kong are chargeable to Hong Kong profits tax, whereas the residence of a taxpayer is not relevant. Therefore, the Company’s operating subsidiaries, namely NSL, TSL and Alpha HK, are generally subject to Hong Kong income tax on its taxable income derived from the trade or businesses carried out by them in Hong Kong.

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the ‘‘Bill’’) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and as gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2,000,000 of profits of the qualifying company entity will be taxed at 8.25%, and profits above HK$2,000,000 will be taxed at 16.5%. The profits of company entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. Accordingly, during the year ended September 30, 2022 and 2023 the Hong Kong profits tax is calculated at 8.25% on the first HK$2,000,000 of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2,000,000.

The following table presents a reconciliation of the differences between the statutory income tax rate and the Company’s effective income tax rate for the year ended September 30, 2022, 2023 and 2024:

		(Predecessor)	(Successor)		(Predecessor)
	For the year ended September 30, 2024	From October 1, 2022 to October 11, 2022	From October 12, 2022 to September 30, 2023	From October 1, 2022 to September 30, 2023	For the year ended September 30, 2022
	HK$	HK$	HK$	HK$	HK$
Income tax computed at statutory tax rate	16.5%	16.5%	16.5%	16.5%	16.5%
Effect of preferential tax rates	(8.25)%	(8.25)%	(8.25)%	(8.25)%	(8.25)%
Effect of non-deductible expense	—	—	—	—	(5.17)%
Change in valuation allowance	(8.25)%	(8.25)%	(4.19)%	(4.19)%	(5.91)%
Effective Income tax rate	—	—	4.06%	4.06%	(2.83)%

The tax effects of temporary differences that give rise to the deferred tax balances as of September 30, 2022, 2023 and 2024 are as follows:

			(Predecessor)	(Successor)		(Predecessor)
	For the year ended September 30, 2024		From October 1, 2022 to October 11, 2022	From October 12, 2022 to September 30, 2023	From October 1, 2022 to September 30, 2023	For the year ended September 30, 2022
	HK$	US$	HK$	HK$	HK$	HK$
Deferred tax assets:
Net operating losses carried forward	4,766,320	613,481	—	1,011,490	1,011,490	386,510
Valuation allowance	(4,766,320)	(613,481)	—	(1,011,490)	(1,011,490)	(386,510)
Deferred tax assets, net	—	—	—	—	—	—

Deferred tax liabilities:	—	—	—	—	—	—
Identifiable intangible assets	844,274	108,668	—	844,274	844,274	—
Deferred tax liabilities, net	844,274	108,668	—	844,274	844,274	—

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. INCOME TAX (cont.)

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss carry forwards. The Company evaluate the potential realization of deferred tax assets on an entity-by-entity basis. As of September 30, 2023 and 2024, valuation allowances were mainly provided against deferred tax assets caused by net operating losses carried forward in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized due to their continuous losses. The Company’s net operating loss carry-forwards as of September 30 may be carried forward indefinitely.

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

10. SEGMENT INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making company, in deciding how to allocate resources and in assessing performance. The Company’s CODM is identified as the Chief Executive Officer.

The Company are mainly engaged in the business of providing IT related service to customers. Since the nature, the business processes and the marketing channel of the services are substantially similar, the Company are considered as operating in a single reportable segment with revenues derived from multiple revenue streams.

			(Predecessor)	(Successor)		(Predecessor)
	For the year ended September 30, 2024		From October 1, 2022 to October 11, 2022	From October 12, 2022 to September 30, 2023	From October 1, 2022 to September 30, 2023	For the year ended September 30, 2022
	HK$	US$	HK$	HK$	HK$	HK$
System development	5,903,175	759,808	—	5,969,112	5,969,112	3,602,067
NFT	2,600,000	334,650	—	1,585,000	1,585,000	—
Web and mobile application development	800,000	102,969	—	—	—	391,000
AI-OCR development	807,880	103,984	—	80,970	80,970	68,141
Technological support and maintenance service and other services	2,243,517	288,767	—	1,054,667	1,054,667	360,000
	12,354,572	1,590,178	—	8,689,749	8,689,749	4,421,208

Substantially the majority of the Company’s revenues are derived from Hong Kong where services are provided to customers. In addition, the Company’s long-lived assets are substantially all located in and derived from Hong Kong, and the amount of long-lived assets attributable to any individual other country is not material.

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. RELATED PARTY TRANSACTIONS AND BALANCES

The amount due from related parties consisted of the following:

		As of September 30,
Name	Relationship with the Company	2024	2024	2023
		HK$	US$	HK$
Leung Tsz Him	CEO of our Company	—	—	—
Wittelsbach Group Holding Limited	Shareholder	51	7	51
Hanoverian International Group Limited	Shareholder	22	3	22
Zihua Shengshi Holding Group Limited	Shareholder	19	3	19
Tsang Chun Ho	Shareholder	3	—	3
Leung Ka Fai	Shareholder	3	—	3
XU Qinxiang	Shareholder	2	—	2
ChainGate AI Limited	Common director	42,700	5,496
Fuchsia Capital Limited	Controlled by the Company’s Executive Director	—	—	683,438
		42,800	5,509	683,538

The amount due from related parties are unsecured, interest-free and repayable on demand. On March 14, 2023, the Company fully received the outstanding balance of due from Leung Tsz Him as of September 30, 2022.

The amount due to related parties consisted of the following:

		As of September 30,
Name	Relationship with the Company	2024	2024	2023
		HK$	US$	HK$
Simplus IO Limited	Controlled by the Company’s CEO	—	—	—
Leung Tsz Him	CEO of our Company	961,197	123,717	216,308
Choi Tan Yee	CFO of our Company	28,459	3,663	228071
		989,656	127,380	444,379

The amount due to related parties are unsecured, interest-free and repayable on demand.

In addition, the Company had the following transactions with related parties:

	Relationship		For the year ended September 30,
Name	with the Company	Nature	2024	2024	2023	2022
			HK$	US$	HK$	HK$
ProAlgories Limited	Controlled by the Company’s CEO’s spouse	(System development service revenue)/ Management fee	—	—	110,000	400,000
Simplus IO Limited	Controlled by the Company’s CEO	Management fee	252,000	32,435	435,000	839,000
		Rental expenses	—	—	—	151,923
Fuchsia Capital Limited	Owned by the Company’s Executive Director	NFT-related services income	—	—	1,410,000	—
Rainbow Capital (HK) Limited	Owned by the Company’s CFO	Listing expenses	—	—	2,300,000	—

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Loss per share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 for the year ended September 30, 2022, 2023 and 2024 as follows:

			(Predecessor)	(Successor)		(Predecessor)
	For the year ended September 30, 2024		From October 1, 2022 to October 11, 2022	From October 12, 2022 to September 30, 2023	From October 1, 2022 to September 30, 2023	For the year ended September 30, 2022
	HK$	US$	HK$	HK$	HK$	HK$
Numerator:
Net loss attributable to ordinary shareholders of Alpha Technology Group Limited	(5,487,765)	(706,339)	(156,387)	(6,830,973)	(6,987,360)	(2,663,554)
Denominator:
Weighted average number of ordinary shares
— Basic	15,262,500	—	20,000	13,250,000	13,250,000	20,000
— Diluted	14,933,987	—	—	1,169,808	1,169,808	—
Net loss per share attributable to ordinary shareholders
— Basic	—	—	(8)	(1)	(1)	(133)
— Diluted	—	—	—	(6)	(6)	—

13. BUSINESS COMBINATION

Acquisition of Alpha HK

Alpha HK has not commenced its operations. On December 19, 2023, the Company acquired the entire equity interest from the Fuchsia Capital Limited for a cash consideration of HK$10,000. Upon the completion of the transaction, the Company held 100% equity interest of Alpha HK and it became a wholly-owned subsidiary of the Company.

The allocation of the purchase price as of the date of acquisition is summarized as follow:

HK$
Net asset acquired	9,461
Goodwill	539
Total	10,000

Goodwill arising from this acquisition was immaterial and written off directly during the year.

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company record contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of September 30, 2024 and through the issuance date of these consolidated financial statements.

Commitments

Non-cancellable operating leases

The following table sets forth our contractual obligations as of September 30, 2024:

	Payment due by September 30
	Total	2025	2026	2027
	HK$	HK$	HK$	HK$
Operating lease commitments under lease agreements	370,858	133,037	133,037	104,784

15. SUBSEQUENT EVENTS

On November 6, 2024, Alpha HK set up a 100% owned subsidiary – 艾法科技(廣州)有限公司 in Guangzhou. The Company is the ultimate holding of 艾法科技(廣州)有限公司. The registered share capital is RMB5,000,000.

On November 15, 2024, the Company entered into agreement with Aimpact Academy Limited to form a joint venture company named Alpha Deepmind Limited. The Company held 60% shares of the joint venture company. The joint venture company was transferred from Fushsia Capital Limited on December 23, 2024.

Other than the above, the Company has analyzed, in accordance with ASC 855-10, its operations subsequent to September 30, 2024 to the date these consolidated financial statements were issued, and has determined that, there are no additional material subsequent events to disclose in these consolidated financial statements other than noted above.