Form 20-F/A
period 2024-09-30
Alpha Technology Group Ltd
filed 2025-04-28
CIK 1967621

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Amendment No. 1)

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment No. 1”) amends the annual report on Form 20-F of Alpha Technology Group Ltd (the “Company” or “we”) for the year ended September 30, 2024 (the “2024 Form 20-F”), filed on January 27, 2025, with the Securities and Exchange Commission (the “SEC”).

This Amendment No. 1 restates certain disclosures of the 2024 Form 20-F in response to a comment letter to the Company from the staff of the SEC dated March 19, 2025 and is being filed solely to make the following modifications or updates:

●	Item 3. Key Information

We have included a separate section titled "Enforceability of Civil Liabilities" to address the difficulty of bringing actions against the Company’s officers and directors who are located outside of the United States and enforcing judgments against them, and provided additional disclosure regarding the risk related to our AI services.

●	Item 4. Information on the Company - B. Business Overview

We have provided additional disclosure for the full scope and business plan of our AI services.

●	Historical results of the Predecessor and the Successor and tabular presentations

We have revised our discussion of operating results throughout this annual report to separately present and discuss the historical results of the Predecessor and the Successor. In addition, we have revised the tabular presentations to present data consistently from left to right in the same chronological order throughout this annual report.

●	Notes to Consolidated Financial Statements – 1. Organization and Principal Activities

We have revised the description regarding our acquisition of the Predecessor.

Except as set forth herein, the Company has not modified, or updated any other disclosures and has made no change to the 2024 Form 20-F. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any part of the 2024 Form 20-F or reflect any events that have occurred after the 2024 Form 20-F was filed on January 27, 2025. The filing of this Amendment No. 1, and the inclusion of newly executed certifications, should not be understood to mean that any other statements contained in the original filing are true and complete as of any date subsequent to January 27, 2025. Accordingly, this Amendment No. 1 should be read in conjunction with the 2024 Form 20-F and the documents filed with or furnished to the SEC by the Company subsequent to January 27, 2025, including any amendments to such documents.

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

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk factors

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

The Predecessor recorded revenue of HK$4,421,208 and nil for the year ended September 30, 2022 and the period from October 1, 2022 to October 11, 2022, respectively. Our revenue further increased by HK$3,664,823 or 42.17% from HK$8,689,749 for the period from October 12, 2022 to September 30, 2023 to HK$12,354,572 (approximately US$1,590,178) for the year ended September 30, 2024. However, our historical results of operations and financial performance may not be indicative of our future performance. We cannot assure you that we can maintain the same revenue growth rate in the future, and neither can we guarantee that our business expansion will be as successful as expected or that we can achieve profitability in the future.

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

We generate net accounts receivable from our IT solution services. We generally issue an invoice to our customers of our IT solution services after achieving a milestone specified under our mandate or completing the transaction. As of September 30, 2022, 2023 and 2024, our net accounts receivable balance was HK$4,500 (approximately US$573), HK$247,655 (approximately US$31,626), and HK$1,274,500 (approximately US$164,043), respectively. For the year ended September 30, 2022, the Predecessor’s bad debt provision was HK$313,362 (approximately US$39,920), which arose from a customer in 2022. As the credit risk for this specific customer increased, we considered that such receivables will not be settled and made the bad debt provision accordingly. Of this amount, HK$100,000 (approximately US$12,674) and HK$100,000 (approximately US$12,871) have been received in the period from October 12, 2022 to September 30, 2023 and the year ended September 30, 2024, respectively. As of the date of this annual report, among the outstanding balance of accounts receivable as of September 30, 2024, HK$347,250 (approximately US$44,695) out of HK$1,274,500 (approximately US$164,043) was settled. In view of the payment history of these customers and the ongoing business relationship between our Company and these customers, our management believes that it is highly probable that the remaining balance will be recovered, and therefore no bad debt provision was made for the year ended September 30, 2024. Nonetheless, there is no assurance that such remaining unsettled accounts receivables will be fully recovered. Accordingly, we still face credit risk in collecting the accounts receivable due from customers. Our liquidity and profitability will be adversely affected if significant amounts due to us are not settled on time or at all. The bankruptcy or deterioration of the credit condition of any major customers could also materially and adversely affect our business, financial condition and results of operations.

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

We currently generate a substantial portion of our total revenue from contracts with a limited number of customers. For the year ended September 30, 2022, our top three customers accounted for 33.17%, 30.72% and 25.02% of the Company’s total revenue, respectively. For the period from October 12, 2022 to September 30, 2023, our top three customers accounted for 35.01%, 32.50% and 16.23% of the Company’s total revenue, respectively. For the year ended September 30, 2024, our top three customers accounted for 21.04%, 18.67% and 12.31% of the Company’s total revenue, respectively. We cannot guarantee that the volume of revenue from these major customers will remain consistent in the future. If these customers discontinue their businesses or experience financial difficulty, terminate their business relationship with us, or if we are unable to negotiate favorable or comparable terms or maintain business relationships with these customers due to competition, regulatory changes, industry factors, or other reasons, it could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We are exposed to risks related to concentration of suppliers as we rely on few major suppliers, and it may have a material adverse effect on our business and results of operations.

We engage suppliers including cloud architects and service providers to provide the necessary support to our business operations. For the year ended September 30, 2022, top three suppliers accounted for 25.48%, 24.54% and 11.70% of our total cost of revenue, respectively. For the period from October 12, 2022 to September 30, 2023, top three suppliers accounted for 19.64%, 12.71% and 9.93% of our total cost of revenue, respectively. For the year ended September 30, 2024, top three suppliers accounted for 10.98%, 6.75% and 4.27% of our total cost of revenue, respectively. We are thereby exposed to risks related to the concentration of suppliers.

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

For the year ended September 30, 2022, the period from October 12, 2022 to September 30, 2023 and the year ended September 30, 2024, Simplus IO Limited was our one of major suppliers, accounting for HK$839,000 (approximately US$106,882), HK$435,000 (approximately US$55,550), and HK$252,000 (approximately US$32,435) representing 25.48%, 7.44%, and 4.27% of our total cost of revenue, respectively. For the year ended September 30, 2022, the period from October 12, 2022 to September 30, 2023 and the year ended September 30, 2024, ProAlgories Limited was one of our major suppliers, accounting for HK$400,000 (approximately US$50,957), HK$110,000 (approximately US$14,047), and nil representing 11.70%, 1.88%, and nil of our total cost of revenue, respectively. See “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—B. Related Party Transactions” for more information.

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

We plan to continue to expand and enhance our AI technologies, particularly in our AI-OCR services. For the year ended September 30, 2024 and the period from October 12, 2022 to September 30, 2023, we generated revenue of approximately HK$807,880 and HK$80,970 from our AI-OCR services, representing approximately 6.5% and 0.9% of our total revenue, respectively. While we expect our AI technologies will improve the automation of and the precision of our AI-OCR software and increase the revenue contribution from our AI-OCR services, our AI technologies may not achieve sufficient levels of accuracy as we expect. Furthermore, our competitors, such as technology giants with more talent and capital resources, may incorporate more advanced AI features into their solutions more quickly or more successfully and their AI features may achieve higher market acceptance than ours, which may result in our failure to recoup our investments in developing AI-technology applications. Should any of these items or others occur, our ability to compete, and business, results of operation and financial performance may be materially and adversely affected. We cannot guarantee that AI-OCR and other AI related services will become a growing part of the Company's business offerings.

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

E. Enforceability of civil liabilities

Hong Kong

All of our Operating Subsidiaries’ operations are conducted in Hong Kong, and all of Operating Subsidiaries’ assets are located in Hong Kong. Saved for that Mr. Li John and Ms. Tang Chui Kuen, two of our independent non-executive directors, are U.S. citizens and may travel between the PRC or Hong Kong and the U.S. from time to time, all our directors, officers and senior management are nationals or residents of Hong Kong and all or a substantial portion of their assets are located outside the U.S.

There is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

British Virgin Islands

We are a business company incorporated in the BVI with limited liability. Neither the Reciprocal Enforcement of Judgments Act (1922) or the Foreign Judgments (“Reciprocal Enforcement”) Act (1964) applies to judgments from courts of the United States, and therefore any final and conclusive monetary judgment from courts of the United States (“foreign court”) for a definite sum against the Company may be the subject of enforcement proceedings in the courts of the British Virgin Islands under the common law doctrine of obligation by action on the debt evidenced by the judgment of such competent foreign court. A final opinion as to the availability of this remedy should be sought when the facts surrounding the foreign court’s judgment are known, but, on general principles, we would expect such proceedings to be successful provided that: (a) the foreign court had jurisdiction in the matter and the Company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process; (b) the judgment given by the foreign court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations; (c) the judgment was not obtained by fraud; (d) recognition or enforcement of the judgment would not be contrary to British Virgin Islands public policy; and (e) the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

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

We provide our customers with comprehensive IT solution services, including development of customized customer relationship management (“CRM”) and enterprise resource planning (“ERP”) systems, and web and mobile application, and AI-related services primarily including AI-empowered optical character recognition (“AI-OCR”) services. Based on customers’ operation needs, we will provide fine-tuning and prompt engineering services with open source large language model (“LLM”) to deliver tailor-made LLM which can be hosted in private environment. AI-OCR is one of our major AI applications based on open source LLM.

Those IT solution services can be categorized as follows:

System development services: Our Operating Subsidiaries develop cloud-based and customized CRM systems and ERP systems to cater to the operational and business needs of our customers.

Web and mobile application development services: Techlution leverages its technological knowledge to develop applications that assist users in carrying out specified tasks, such as drafting, storing information, transferring documents, communication, tracking geographic locations, productivity management, status reporting, etc.

AI-OCR services: NSL provides optical character recognition (“OCR”) services with self-developed artificial intelligence technology to extract printed text and data from imported documents such as invoices, receipts, applications, forms and identification documents.

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

Although our business operation is well supported by our existing staff members, our working capacity and capability are subject to our human resources. We intend to hire more experienced talents to satisfy the increasing demand from our customers and reduce our reliance on our service providers. For the year ended September 30, 2024, top three suppliers accounted for 11%, 7% and 4% of our total cost of revenue, respectively. For the period from October 12, 2022 to September 30, 2023, top three suppliers accounted for 20%, 13% and 10% of our total cost of revenue, respectively. For the year ended September 30, 2022, top three suppliers accounted for 25%, 25% and 12% of our total cost of revenue, respectively.

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

Results of Operations

	(Successor)			(Predecessor)
	For the year ended September 30, 2024		From October12, 2022 to September 30, 2023	From October1, 2022 to October 11, 2022	For the year ended September 30, 2022
	HK$	US$	HK$	HK$	HK$
Revenues	12,354,572	1,590,178	8,689,749	—	4,421,208
Cost of revenue	(5,896,520)	(758,951)	(5,843,677)	—	(3,419,035)
Gross profit	6,458,052	831,227	2,846,072	—	1,002,173

Operating expenses:
Listing expenses	(1,078,047)	(138,757)	(2,373,596)	—	—
Selling, general and administrative expenses	(11,633,687)	(1,497,392)	(7,053,591)	(173,188)	(3,716,233)
Total operating expenses	(12,711,734)	(1,636,149)	(9,427,187)	(173,188)	(3,716,233)
Loss from operations	(6,253,682)	(804,922)	(6,581,115)	(173,188)	(2,714,060)

Other income:
Other income, net	868,075	111,732	77,137	16,801	210,450
Interest expense, net	(102,158)	(13,149)	(74,587)	—	(86,621)
Total other income, net	765,917	98,583	2,550	16,801	123,829

Loss before tax expense	(5,487,765)	(706,339)	(6,578,565)	(156,387)	(2,590,231)
Income tax expense	—	—	(252,408)	—	(73,323)
Net and total comprehensive loss	(5,487,765)	(706,339)	(6,830,973)	(156,387)	(2,663,554)

Comparison of Results of Operations for the Years Ended September 30, 2024 and the period from October 12, 2022 to September 30, 2023

Revenue

The following table set forth the breakdown of our revenue by services types for the year or period indicated:

	(Successor)
	For the year ended September 30, 2024		From October 12, 2022 to September 30, 2023
	HK$	US$	HK$
System development	5,903,175	759,808	5,969,112
NFT	2,600,000	334,650	1,585,000
Web and mobile application development	800,000	102,969	—
AI-OCR development	807,880	103,984	80,970
Technological support and maintenance service and other services	2,243,517	288,767	1,054,667
	12,354,572	1,590,178	8,689,749

Our revenue primarily consisted of system development, web and mobile application development, AI-OCR services, NFT and technological support and maintenance service and other services. All of our revenue were generated in Hong Kong.

Our revenue significantly increased by HK$3,664,823 (approximately US$471,706), or 42.17%, from HK$8,689,749 for the period from October 12, 2022 to September 30, 2023 to HK$12,354,572 (approximately US$1,590,178) for the year ended September 30, 2024, primarily due to (i) the increase in revenue from NFT-related services resulting from the completion of the NFT project awarded by our largest customer for the year ended September 30, 2024; and (ii) the increase in revenue from our technological support and maintenance service and other services, primarily attributable to the revenue contributed by new customers.

Cost of revenue

The following table set forth the breakdown of our cost of revenue for the year or period indicated:

	(Successor)
	For the year ended September 30, 2024		From October 12, 2022 to September 30, 2023
	HK$	US$	HK$
Staff costs	4,440,474	571,541	2,809,742
Management fee	252,000	32,435	545,000
Consultancy fee	1,204,046	154,975	2,488,935
Total	5,896,520	758,951	5,843,677

Our cost of revenue saw a slight increase of HK$52,843 (approximately US$6,802), or 0.90%, from HK$5,843,677 for the period from October 12, 2022 to September 30, 2023 to HK$5,896,520 (approximately US$758,951) for the year ended September 30, 2024. This increase primarily stemmed from the increase in staff costs as a result of the increase in headcount to support our business growth offset by the decrease in the management fee and the consultancy fee.

Gross profit

Our gross profit amounted to HK$2,846,072 for the period from October 12, 2022 to September 30, 2023 and HK$6,458,052 (approximately US$831,227) for the year ended September 30, 2024, respectively, which was in line with our revenue growth as mentioned above. Our gross profit margin has also increased from 32.75% for the period from October 12, 2022 to September 30, 2023 to 52.27% for the year ended September 30, 2024, which was mainly attributable to the increase in gross profit margin of system development business from 16.90% for the period from October 12, 2022 to September 30, 2023 to 46.31% for the year ended September 30, 2024 as a result of our improvement in cost control.

Selling, general and administrative expenses

The following table set forth the breakdown of our selling, general and administrative expenses for the year or period indicated:

	(Successor)
	For the year ended September 30, 2024		From October 12, 2022 to September 30, 2023
	HK$	US$	HK$
Staff costs	3,342,837	430,262	2,014,983
Director’s remuneration of our Operating Subsidiaries and our Company	2,035,000	261,928	1,629,589
Rental expenses and amortization of right of use assets related to finance leases	250,925	32,297	637,864
Consultancy fee	150,000	19,307	149,250
Depreciation	15,279	1,967	9,904
Amortization of the intangible assets	511,681	65,859	511,681
Entertainment expenses	1,344,172	173,011	246,429
Travelling expenses	166,137	21,384	116,765
Audit fee	28,000	3,604	1,072,000
Others(1)	3,789,656	487,773	665,126
Total	11,633,687	1,497,392	7,053,591

(1)	Others mainly included accounting fees, advertising fees, marketing fees, professional fees, computer expenses, cleaning fees, motor car expenses and utilities expenses, etc.

Our selling, general and administrative expenses increased by HK$4,580,096 or 64.93%, from HK$7,053,591 for the period from October 12, 2022 to September 30, 2023 to HK$11,633,687 (approximately US$1,497,392) for the year ended September 30, 2024, primarily due to (i) the increase in staff costs as a result of the increase in number of our administrative and marketing staff to support our business expansion; (ii) an increase in entertainment expenses; and (iii) an increase in advertisement and marketing fees in line with our increase in revenue.

Other income

For the period from October 12, 2022 to September 30, 2023 and the year ended September 30, 2024, our total other income amounted to HK$2,550 and HK$765,917 (approximately US$98,583), respectively. The increase in the total other income was primarily attributable to the increase in interest income.

Listing expenses

Our listing expenses amounted to HK$2,373,596 and HK$1,078,047 (approximately US$138,757) for the period from October 12, 2022 to September 30, 2023 and the year ended September 30, 2024, respectively. These expenses primarily consisted of the financial advisory fee for coordinating various professional parties in relation to the listing of the Company on Nasdaq. This coordination involved working with the Company’s auditors, legal advisers, underwriters and financial printer.

Income tax expense

Our income tax expenses amounted to HK$252,408 and nil for the period from October 12, 2022 to September 30, 2023 and the year ended September 30, 2024, respectively.

Net loss

As a result of the foregoing, our net loss decreased by HK$1,343,208 or 19.66% from HK$6,830,973 for the period from October 12, 2022 to September 30, 2023 to HK$5,487,765 (approximately US$706,339) for the year ended September 30, 2024.

Comparison of Results of Operations for the Period from October 1, 2022 to October 11, 2022 and the Year Ended September 30, 2022

Revenue

The following table set forth the breakdown of our revenue by services types for the year or period indicated:

	(Predecessor)
	From October 1, 2022 to October 11, 2022	Year ended September 30, 2022
	HK$	HK$
System development	—	3,602,067
Web and mobile application development	—	391,000
AI-OCR development	—	68,141
Technological support and maintenance service and other services	—	360,000
	—	4,421,208

The Predecessor’s revenue primarily consisted of system development, web and mobile application development, AI-OCR services and technological support and maintenance service and other services. All of the Predecessor’s revenue were generated in Hong Kong.

The Predecessor recorded revenue of HK$4,421,208 and nil for the year ended September 30, 2022 and the period from October 1, 2022 to October 11, 2022, respectively.

Cost of revenue

The following table set forth the breakdown of our cost of revenue for the year or period indicated:

	(Predecessor)
	From October 1, 2022 to October 11, 2022	Year ended September 30, 2022
	HK$	HK$
Staff costs	—	933,807
Management fee	—	1,239,000
Consultancy fee	—	1,246,228
Total	—	3,419,035

The Predecessor’s cost of revenue amounted to HK$3,419,035 and nil for the year ended September 30, 2022 and the period from October 1, 2022 to October 11, 2022, respectively. The Predecessor’s management fee mainly represented the fee charged by Simplus IO Limited and ProAlgories Limited, which provided ad-hoc technical support services and staff to assist our Group with project execution.

Gross profit

The Predecessor’s gross profit amounted to HK$1,002,173 and nil for the year ended September 30, 2022 and the period from October 1, 2022 to October 11, 2022, respectively.

Selling, general and administrative expenses

The following table set forth the breakdown of our selling, general and administrative expenses for the year or period indicated:

	(Predecessor)
	From October 1, 2022 to October 11, 2022	Year ended September 30, 2022
	HK$	HK$
Staff costs	—	598,607
Director’s remuneration of our OperatingSubsidiaries and our Company	430	891,000
Rental expenses and amortization of right of use assets related to finance leases	—	551,882
Consultancy fee	155,000	921,375
Depreciation	—	6,430
Amortization of the intangible assets	—	—
Entertainment expenses	10,285	46,181
Bad debt expenses	—	313,362
Travelling expenses	—	—
Audit fee	—	—
Others(1)	7,473	387,396
Total	173,188	3,716,233

(1)	Others mainly included accounting fees, advertising fees, computer expenses, cleaning fees, motor car expenses and utilities expenses, etc.

The Predecessor’s selling, general and administrative expenses amounted to HK$3,716,233 and HK$173,188 for the year ended September 30, 2022 and the period from October 1, 2022 to October 11, 2022, respectively.

Other income

For the year ended September 30, 2022 and the period from October 1, 2022 to October 11, 2022, the Predecessor’s total other income amounted to HK$123,829 and HK$16,801, respectively.

Income tax expense

The Predecessor’s income tax expenses amounted to HK$73,323 and nil for the year ended September 30, 2022 and the period from October 1, 2022 to October 11, 2022, respectively.

Net loss

As a result of the foregoing, the Predecessor’s net loss amounted to HK$2,663,554 and HK$156,387 for the year ended September 30, 2022 and the period from October 1, 2022 to October 11, 2022, respectively.

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

The following table sets forth our selected consolidated cash flow data for the years indicated:

	(Successor)			(Predecessor)
	For the year ended September 30, 2024		From October 12, 2022 to September 30, 2023	From October 1, 2022 to October 11, 2022	For the year ended September 30, 2022
	HK$	US$	HK$	HK$	HK$
Net cash (used in) / provided by operating activities	(19,599,041)	(2,522,627)	4,296,899	(276,602)	1,561,907
Net cash (used in) / provided by investing activities	(82,968)	(10,679)	(10,048,432)	—	378,727
Net cash provided by / (used in) financing activities	57,848,323	7,445,758	6,874,638	(18,966)	(576,615)
Net increase (decreased) in cash	38,166,314	4,912,452	1,123,105	(295,568)	1,364,019
Cash as of beginning of the year/ period	3,629,347	467,140	2,506,242	2,801,810	1,437,791
Cash as of the end of the year/ period	41,795,661	5,379,592	3,629,347	2,506,242	2,801,810

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

For the period from October 12, 2022 to September 30, 2023, we had net cash provided by operating activities of HK$4,296,899, mainly arising from the net loss of HK$6,830,973 adjusted for certain non-cash expense items and changes in operating assets and liabilities of HK$11,127,872. Certain non-cash expense items consisted of (i) the amortization of intangible assets of HK$511,681; (ii) the amortization of right of use assets related to finance lease of a motor vehicle of HK$248,620; (iii) a loss on disposal on property and equipment of HK$16,923; and (iv) depreciation of HK$9,904. Changes in operating assets and liabilities mainly included (i) the increase in accrued expenses and other liabilities of HK$11,456,057; (ii) the increase in advance from customers of HK$517,433; and (iii) the increase in income tax payable of approximately HK$233,259, which were partially offset by (i) the increase in accounts receivable of HK$110,327; (ii) the decrease in contract liabilities of HK$1,406,279; and (iii) the increase in deferred cost of revenue of HK$249,399.

For the period from October 1, 2022 to October 11, 2022, we had net cash used in operating activities of HK$276,602, mainly arising from (i) the net loss of HK$156,387; and (ii) the decrease in accrued expenses and other liabilities of HK$452,715, which were partially offset by the increase in contract liabilities of HK$365,328.

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

For the period from October 12, 2022 to September 30, 2023, we had net cash used in investing activities of HK$10,048,432, mainly due to (i) the acquisition costs of HK$10,000,000 incurred by us to acquire our Operating Subsidiaries in business combinations; and (ii) the purchase of property and equipment of HK$48,432.

For the period from October 1, 2022 to October 11, 2022, we did not have cash flow from investing activities.

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

For the period from October 12, 2022 to September 30, 2023, we had net cash provided by financing activities of HK$6,874,638, mainly arising from (i) the proceeds from issue of shares of HK$10,000,100; (ii) the increase in capital reserves from shareholders of HK$16,364,143; and (iii) the repayment from a director of HK$1,806,585. Our cash provided by financing activities during this year was partially offset by (i) the repayment to bank loans of approximately HK$676,972; (ii) the deferred offering costs of HK$18,758,367; (iii) the advances to related parties of HK$1,749,007; and (iv) the principal repayment for obligation of HK$111,744.

For the period from October 1, 2022 to October 11, 2022, we had cash used in financing activities of HK$18,966, representing borrowings to a director.

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

Capital Expenditures

We made capital expenditures of HK$25,455, nil, HK$48,432, and HK$34,296 (approximately US$4,414) for the year ended September 30, 2022, the period from October 1, 2022 to October 11, 2022, the period from October 12, 2022 to September 30, 2023 and year ended September 30, 2024, respectively, representing 0.58%, nil, 0.56%, and 0.28% of our total revenues, respectively. Our capital expenditures were primarily attributable to the purchase of computer hardware. We funded our capital expenditures primarily with net cash flows generated from operating activities. Our capital expenditures may increase in the future as our business continues to grow, in connection with the expansion and improvement of our IT solution services. We currently plan to fund these expenditures with our current cash, cash equivalents, borrowings and anticipated cash flow generated from our operating activities.

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

Mr. Choi is the executive director and chief financial officer of the Company.

It provides financial advisory services.

Fuchsia Capital Limited	It is wholly-owned by Mr. Tsang Chun Ho, Anthony, the executive director and president of the Company.	It is mainly engaged in investments and managing funds for investors in Hong Kong.

Due from a related party and shareholders

		As of September 30,
	Relationship with the	2024	2024	2023	2023
Name	Company	HK$	US$	HK$	US$
Wittelsbach Group Holding Limited	Shareholder	51	7	51	6
Hanoverian International Group Limited	Shareholder	22	3	22	3
Zihua Shengshi Holding Group Limited	Shareholder	19	3	19	2
Tsang Chun Ho	Shareholder	3	—	3	1
Leung Ka Fai	Shareholder	3	—	3	1
XU Qinxia.ng	Shareholder	2	—	2	—
ChainGate AI Limited	Common director	42,700	5,496	—	—
Fuchsia Capital Limited	Controlled by the Company’s Executive Director	—	—	683,438	87,275
		42,800	5,509	683,538	87,288

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

Above amounts due from related parties were unsecured, interest-free and repayable on demand.

Due to related parties

		As of September 30,
	Relationship with the	2024	2024	2023	2023
Name	Predecessor and Successor	HK$	US$	HK$	US$
Leung Tsz Him	CEO of the Company	961,197	123,717	216,308	27,623
Choi Tan Yee	CFO of the Company	28,459	3,663	228,071	29,125
		989,656	127,380	444,379	56,748

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

Above amounts due to related parties were unsecured, interest-free and repayable on demand.

Transactions with related parties

	Relationship		For the year ended September 30,
Name	with the Company	Nature	2024	2024	2023	2022
			HK$	US$	HK$	HK$
ProAlgories Limited	Controlled by the Company’s CEO’s spouse	(System development service revenue)/Management fee	—	—	110,000	400,000
Simplus IO Limited	Controlled by the Company’s CEO	Management fee	252,000	32,435	435,000	839,000
		Rental expenses	—	—	—	151,923
Fuchsia Capital Limited	Owned by the Company’s Executive Director	NFT-related services income	—	—	1,410,000	—
Rainbow Capital (HK) Limited	Owned by the Company’s CFO	Listing expenses	—	—	2,300,000	—

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

Our income tax expense amounted to HK$73,323 (approximately US$9,341), nil, HK$252,408 and nil, for the year ended September 30, 2022, the period from October 1, 2022 to October 11, 2022, the period from October 12, 2022 to September 30, 2023 and the year ended September 30, 2024, respectively, with effective tax rate of -2.83%, nil, -4.16%, and nil, respectively.

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

Concentration and credit risk

Financial instruments that potentially expose our Company to concentrations of credit risk consist primarily of accounts receivable. Our Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. Our Company evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. Our Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable. We currently generate a substantial portion of our total revenue from contracts with a limited number of customers. For the year ended September 30, 2022, our top three customers accounted for 33.17%, 30.72% and 25.02% of the Company’s total revenue, respectively. For the period from October 12, 2022 to September 30, 2023, our top three customers accounted for 35.01%, 32.50% and 16.23% of the Company’s total revenue, respectively. For the year ended September 30, 2024, our top three customers accounted for 21.04%, 18.67% and 12.31% of the Company’s total revenue, respectively.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of the Company, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Third Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 3.1 to the current report on Form 6-K (File No. 001-41847) filed with the Securities and Exchange Commission on December 6, 2024)

2.1	Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-273289), as amended, initially filed with the Securities and Exchange Commission on July 17, 2023)

2.2***	Description of Securities

4.1	Form of Indemnification Agreement between the Company and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-273289), as amended, initially filed with the Securities and Exchange Commission on July 17, 2023)

4.2	Form of Employment Agreement between the Company and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-273289), as amended, initially filed with the Securities and Exchange Commission on July 17, 2023)

4.3	Loan Agreement between Techlution and Bank of East Asia, dated June 12, 2020 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-273289), as amended, initially filed with the Securities and Exchange Commission on July 17, 2023)

4.4	Loan Agreement between Techlution and Bank of East Asia, dated March 12, 2021 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-273289), as amended, initially filed with the Securities and Exchange Commission on July 17, 2023)

4.5	License Agreement between the Company and Mr. Leung Tsz Him, dated February 24, 2023 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-273289), as amended, initially filed with the Securities and Exchange Commission on July 17, 2023)

4.6	Share Subscription Agreements between Alpha and five share subscribers, dated January 26, 2023 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-273289), as amended, initially filed with the Securities and Exchange Commission on July 17, 2023)

4.7	Sales and Purchase Agreement between Alpha, Tsang Chun Ho, Anthony, Leung Tsz Him and his spouse, dated October 10, 2022, and Addendum to Sales and Purchase Agreement dated March 23, 2023 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-273289), as amended, initially filed with the Securities and Exchange Commission on July 17, 2023)

4.8***	Tenancy agreement between Techlution and Nanyang Cotton Mill Limited, dated April 15, 2024

8.1	List of subsidiaries of the Registrant (incorporated herein by reference to Exhibit 8.1 to the annual report on Form 20-F for the year ended September 30, 2023 filed with the Securities and Exchange Commission on January 31, 2024)

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-273289), as amended, initially filed with the Securities and Exchange Commission on July 17, 2023)

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1	Compensation Recovery Policy (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F for the year ended September 30, 2023 filed with the Securities and Exchange Commission on January 31, 2024)

101*	The following financial statements from the Company’s Annual Report on Form 20-F for the year ended September 30, 2024, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income and Comprehensive Income (Loss), (iii) Consolidated Statements of Changes in Shareholders’ Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

***	Previously filed with the annual report on Form 20-F on January 27, 2025

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Alpha Technology Group Limited

	By:	/s/ Tsang Chun Ho, Anthony
Tsang Chun Ho, Anthony
Director and president

Date: April 28, 2025

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

Singapore

April 28, 2025

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

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA TECHNOLOGY GROUP LIMITED
CONSOLIDATED STATEMENTS OF OPERATION AND COMPREHENSIVE LOSS

	(Successor)			(Predecessor)
	2024	2024	From October 12, 2022 to September 30, 2023	From October 1, 2022 to October 11, 2022	For the year ended September 30, 2022
	HK$	US$	HK$	HK$	HK$
Revenues	12,354,572	1,590,178	8,689,749	—	4,421,208
Cost of revenue	(5,896,520)	(758,951)	(5,843,677)	—	(3,419,035)
Gross profit	6,458,052	831,227	2,846,072	—	1,002,173

Operating expenses:
Listing expenses	(1,078,047)	(138,757)	(2,373,596)	—	—
Selling, general and administrative expenses	(11,633,687)	(1,497,392)	(7,053,591)	(173,188)	(3,716,233)
Total operating expenses	(12,711,734)	(1,636,149)	(9,427,187)	(173,188)	(3,716,233)
Loss from operations	(6,253,682)	(804,922)	(6,581,115)	(173,188)	(2,714,060)

Other income:
Other income, net	868,075	111,732	77,137	16,801	210,450
Interest expense, net	(102,158)	(13,149)	(74,587)	—	(86,621)
Total other income, net	765,917	98,583	2,550	16,801	123,829

Loss before tax expense	(5,487,765)	(706,339)	(6,578,565)	(156,387)	(2,590,231)
Income tax expense	—	—	(252,408)	—	(73,323)
Net and total comprehensive loss	(5,487,765)	(706,339)	(6,830,973)	(156,387)	(2,663,554)

Net loss per share attributable to ordinary shareholders of the Company
— Basic	—	—	(1)	(8)	(133)
— Diluted	—	—	(6)	—	—

Weighted average number of ordinary shares used in computing net loss per share
— Basic	15,262,500	—	13,250,000	20,000	20,000
— Diluted	14,933,987	—	1,169,808	—	—

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA TECHNOLOGY GROUP LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

					Total
	Ordinary Shares				Stockholders’
	Number of		Other	Accumulated	Equity
	Shares	Amount	reserves	Deficit	(Deficit)
		HK$	HK$	HK$	HK$
Balance as of September 30, and October 1, 2022 (Predecessor)	20,000	20,000	—	(4,243,589)	(4,223,589)
Elimination after combined	(20,000)	(20,000)	—	4,243,589	4,223,589
Paid up capital	13,250,000	10,000,100	—	—	10,000,100
Contribution from shareholders	—	—	16,364,143	—	16,364,143
Net loss (Predecessor)	—	—	—	(156,387)	(156,387)
Net loss (Successor)	—	—	—	(6,830,973)	(6,830,973)
Consolidated Balance as of September 30, and October 1, 2023 (Successor)	13,250,000	10,000,100	16,364,143	(6,987,360)	19,376,883
Paid up capital	2,012,500	62,870,500	—	—	62,870,500
Reserves utilized	—	—	(6,364,143)	—	(6,364,143)
Offering costs capitalized	—	(18,758,367)	—	—	(18,758,367)
Net loss	—	—	—	(5,487,765)	(5,487,765)
Balance as of September 30, 2024	15,262,500	54,112,233	10,000,000	(12,475,125)	51,637,108
Balance as of September 30, 2024 in US$	—	6,964,879	1,287,117	(1,605,694)	6,646,302

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA TECHNOLOGY GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	(Successor)			(Predecessor)
	For the year ended September 30, 2024		From October 12, 2022 to September 30, 2023	From October 1, 2022 to October 11, 2022	For the year ended September 30, 2022
	HK$	US$	HK$	HK$	HK$
Operating activities
Net loss	(5,487,765)	(706,339)	(6,830,973)	(156,387)	(2,663,554)
Adjustments to reconcile net loss to net cash operating activities:
Depreciation	15,279	1,967	9,904	—	6,429
Amortization of intangible assets	511,682	65,859	511,681	—	—
Amortization of right-of-use asset – finance lease	76,946	9,904	248,620	—	131,159
Amortization of right-of-use asset – operating lease	117,539	15,129	—	—	—
Goodwill impairment	539	69	—	—	—
Interest for finance lease	9,226	1,187	—	—	—
Non cash lease expense	—	—	—	—	150,640
Loss on disposal on property and equipment	—	—	16,923	—	—
(Reversed) allowance for doubtful account	(100,000)	(12,871)	(100,000)	—	313,362
Changes in operating assets and liabilities:
Accounts receivable	(926,845)	(119,296)	(110,327)	(32,828)	69,138
Prepayment and deposit	(111,458)	(14,346)	—	—	(119,548)
Accrued expenses and other liabilities	(10,862,876)	(1,398,180)	11,456,057	(452,715)	409,762
Advance from customers	(183,850)	(23,664)	517,433	—	165,000
Lease liability	(68,867)	(8,864)	—	—	(188,717)
Contract liabilities	(4,079,996)	(525,143)	(1,406,279)	365,328	4,666,012
Income taxes payable	(73,378)	(9,445)	233,259	—	—
Deferred cost of revenue	1,564,783	201,406	(249,399)	—	(1,377,776)
Cash (used in) provided by operating activities	(19,599,041)	(2,522,627)	4,296,899	(276,602)	1,561,907

Investing activities
Purchase of property and equipment	(34,296)	(4,414)	(48,432)	—	(25,455)
Repayment from a related party	—	—	—	—	404,182
Payment to acquire right of use assets-operating lease	(48,672)	(6,265)	—	—	—
Net cash used to acquire subsidiaries in business combinations	—	—	(10,000,000)	—	—
Cash (used in) provided by investing activities	(82,968)	(10,679)	(10,048,432)	—	378,727

Financing activities
Proceeds from issue of shares	44,112,133	5,677,749	10,000,100	—	—
Capital reserves from shareholders	(6,364,143)	(819,140)	16,364,143	—	—
Repayment to bank loans	(573,491)	(73,815)	(676,972)	—	(431,746)
Proceeds from bank loans	—	—	—	—	—
Deferred offering costs	18,758,367	2,414,422	(18,758,367)	—	—
Advanced from a director	544,738	70,114	(1,749,007)	—	(38,000)
Advanced from related parties	640,738	82,470	—	—	—
Other loans granted	1,079,060	138,888	—	—	—
Repayment to other loans	(223,020)	(28,705)	—	—	—
Borrowings to shareholders	—	—	(100)	—	—
Repayment from a director	—	—	1,806,585	(18,966)	—
Principal payment for obligation under finance lease	(126,059)	(16,225)	(111,744)	—	(106,869)
Cash provided by (used in) financing activities	57,848,323	7,445,758	6,874,638	(18,966)	(576,615)

Net increase (decreased) in cash	38,166,314	4,912,452	1,123,105	(295,568)	1,364,019
Cash as of beginning of the year/ period	3,629,347	467,140	2,506,242	2,801,810	1,437,791
Cash as of the end of the year/ period	41,795,661	5,379,592	3,629,347	2,506,242	2,801,810

Supplementary Cash Flows Information
Cash paid for interest	102,158	13,149	74,587	—	105,854
Cash paid for taxes	73,378	9,445	19,149	—	73,323

Non-cash transaction
Lease liabilities arising from obtaining right-of-use assets	1,585,685	204,096	—	—	—
Provision for income tax	—	—	270,466	—	—

Cash flow information related to lease consists of the following:

	(Successor)			(Predecessor)
	For the year ended September 30, 2024		From October 12, 2022 to September 30, 2023	From October 1, 2022 to October 11, 2022	For the year ended September 30, 2022
	HK$	US$	HK$	HK$	HK$
Operating cash payments for operating leases	124,035	15,965	460,800	—	190,000
Operating cash payments for finance leases	9,226	1,187	14,316	—	19,191
Financing cash payments for finance leases	116,834	15,038	111,744	—	106,869

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

The Predecessor and the Successor were under the control of different ultimate owners immediately before and after Alpha acquired the Predecessor. As these transactions between entities are not under common control due to the different ultimate owners of the Predecessor and the Successor before and after acquisition, the Company has reported the results of combined operations for the period in a manner similar to the acquisition method and has consolidated financial results from the date of the initial acquisition of the aforementioned companies. Assets and liabilities were consolidated at their carrying values, and goodwill arising from this acquisition was attributable to the expected synergies from the operation of NSL and TSL.

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

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

See note 10 for the disaggregated revenue from contracts with customers by revenue stream.

	(Successor)			(Predecessor)
	For the year ended September 30, 2024		From October 12, 2022 to September 30, 2023	From October 1, 2022 to October 11, 2022	For the year ended September 30, 2022
	HK$	US$	HK$	HK$	HK$
System development	5,903,175	759,808	5,969,112	—	3,602,067
NFT	2,600,000	334,650	1,585,000	—	—
Web and mobile application development	800,000	102,969	—	—	391,000
AI-OCR development	807,880	103,984	80,970	—	68,141
Technological support and maintenance service and other services	2,243,517	288,767	1,054,667	—	360,000
	12,354,572	1,590,178	8,689,749	—	4,421,208

The following table summarizes disaggregated revenue from contracts with customers by timing of revenue:

	(Successor)			(Predecessor)
	For the year ended September 30, 2024		From October 12, 2022 to September 30, 2023	From October 1, 2022 to October 11, 2022	For the year ended September 30, 2022
	HK$	US$	HK$	HK$	HK$
Revenue recognized at point in time	10,111,055	1,301,411	7,635,082	—	4,106,208
Revenue recognized over-time	2,243,517	288,767	1,054,667	—	315,000
	12,354,572	1,590,178	8,689,749	—	4,421,208

The following table summarizes advance from customers by revenue stream:

			(Successor)	(Predecessor)
	As of September 30,		As of September 30,
	2024	2024	2023	2022
	HK$	US$	HK$	HK$
System development	658,583	84,767	842,433	325,000
	658,583	84,767	842,433	325,000

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

Contract liabilities are service fee payment received from customers in advance of completion of performance obligations under a contract. Contract liabilities relate to unsatisfied performance obligations at the end of each reporting period and consists of cash payment received in advance. The balance of contract liabilities is recognized as revenue upon the completion of performance obligations. Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year.

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

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Major Suppliers

As of September 30, 2024, top three suppliers accounted for 11%, 7% and 4% of the Successor’s total cost of revenue, respectively. For the period from October 12, 2022 to September 30, 2023, top three suppliers accounted for 20%, 13% and 10% of the Successor’s total purchase, respectively. For the year ended September 30, 2022, top three suppliers accounted for 25%, 25% and 12% of the Predecessor’s total purchase, respectively.

Major Customers

For the year ended September 30, 2024, three customers accounted for 21%, 19% and 12% of the Successor’s total revenue, respectively. As of September 30, 2024, two customers accounted for 43% and 30% of the Successor’s total accounts receivable balance. For period from October 12, 2022 to September 30, 2023, three customers accounted for 35%, 33% and 16% of the Successor’s total revenue, respectively. As of September 30, 2023, two customers accounted for 80% and 10% of the Successor’s total accounts receivable balance. For the year ended September 30, 2022, four customers accounted for 33%, 31% and 25% of the Predecessor’s total revenue, respectively. As of September 30, 2022, one customer accounted for 100% of the Predecessor’s total accounts receivable balance, respectively.

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

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. PROPERTY AND EQUIPMENT, NET (cont.)

Total depreciation expense recognized is allocated to the following expense item:

	(Successor)		(Predecessor)
	For the year ended September 30, 2024	From October 12, 2022 to September 30, 2023	From October 1, 2022 to October 11, 2022	For the year ended September 30, 2022
	HK$	HK$	HK$	HK$
General and administrative expense	15,279	9,904	—	6,429
Total depreciation expense	15,279	9,904	—	6,429

Depreciation expense recognized for the year ended September 30, 2022, the period from October 12, 2022 to September 30, 2023 and the year ended September 30, 2024 were approximately HK$6,429, HK$9,904 and HK$15,279 (US$1,967), respectively.

5. intangible asset

	As of September 30,		As of September 30,
	2024	2024	2023
	HK$	US$	HK$
Software	5,116,814	658,594	5,116,814
Less: amortization	(1,023,363)	(131,719)	(511,681)
Software, net	4,093,451	526,875	4,605,133

Amortization expenses recognized for the period from October 12, 2022 to September 30, 2023 and 2024 were HK$511,681 and HK$511,682 respectively.

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

HK$
Years ending September 30,
2025	511,681
2026	511,681
2027	511,681
2028	511,681
2029	511,681
Thereafter	1,535,046
4,093,451

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. LEASE (cont.)

The components of lease costs were as follows:

	(Successor)			(Predecessor)
	For the year ended September 30, 2024		From October 12, 2022 to September 30, 2023	From October 1, 2022 to October 11, 2022	For the year ended September 30, 2022
	HK$	US$	HK$	HK$	HK$
Operating lease costs
Amortization of operating lease asset	117,539	15,129	—	—	—
Interest on lease liability	6,496	836	—	—	—
Unrecognized ROU(i)	173,797	22,370	460,800	—	151,923
Total operating lease costs	297,832	38,335	460,800	—	151,923
Finance lease costs				—
Amortization of finance lease asset	76,946	9,904	248,620		131,159
Interest on lease liability	9,226	1,187	14,316	—	19,191
Total finance lease costs	86,172	11,091	262,936	—	150,350

(i)	Excluding cost of short-term contracts. The Company also have another lease agreement with one year term, for which the 2025 elected to not recognize right-of-use assets on balance sheet and expensed on straight-line method. The lease term was commenced from March 1, 2022 with monthly lease expense of HK$38,400. Short-term lease costs for the year ended September 30, 2022, the period from October 12, 2022 to September 30, 2023 and the year ended September 30, 2024 were HK$268,800, HK$460,800 and HK$173,797, respectively, which were charged to general and administrative expenses.

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

The following table presents a reconciliation of the differences between the statutory income tax rate and the Company’s effective income tax rate for the years ended September 30, 2022, 2023 and 2024:

	(Successor)		(Predecessor)
	For the year ended September 30, 2024	From October 12, 2022 to September 30, 2023	From October 1, 2022 to October 11, 2022	For the year ended September 30, 2022
	HK$	HK$	HK$	HK$
Income tax computed at statutory tax rate	16.5%	16.5%	16.5%	16.5%
Effect of preferential tax rates	(8.25)%	(8.25)%	(8.25)%	(8.25)%
Effect of non-deductible expense	—	—	—	(5.17)%
Change in valuation allowance	(8.25)%	(4.19)%	(8.25)%	(5.91)%
Effective Income tax rate	—	4.06%	—%	(2.83)%

The tax effects of temporary differences that give rise to the deferred tax balances as of September 30, 2022, 2023 and 2024 are as follows:

	(Successor)			(Predecessor)
	For the year ended September 30, 2024		From October 12, 2022 to September 30, 2023	From October 1, 2022 to October 11, 2022	For the year ended September 30, 2022
	HK$	US$	HK$	HK$	HK$
Deferred tax assets:
Net operating losses carried forward	4,766,320	613,481	1,011,490	—	386,510
Valuation allowance	(4,766,320)	(613,481)	(1,011,490)	—	(386,510)
Deferred tax assets, net	—	—	—	—	—

Deferred tax liabilities:	—	—	—	—	—
Identifiable intangible assets	844,274	108,668	844,274	—	—
Deferred tax liabilities, net	844,274	108,668	844,274	—	—

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

	(Successor)			(Predecessor)
	For the year ended September 30, 2024		From October 12, 2022 to September 30, 2023	From October 1, 2022 to October 11, 2022	For the year ended September 30, 2022
	HK$	US$	HK$	HK$	HK$
System development	5,903,175	759,808	5,969,112	—	3,602,067
NFT	2,600,000	334,650	1,585,000	—	—
Web and mobile application development	800,000	102,969	—	—	391,000
AI-OCR development	807,880	103,984	80,970	—	68,141
Technological support and maintenance service and other services	2,243,517	288,767	1,054,667	—	360,000
	12,354,572	1,590,178	8,689,749	—	4,421,208

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

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Loss per share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 for the year ended September 30, 2022, 2023 and 2024 as follows:

	(Successor)			(Predecessor)
	For the year ended September 30, 2024		From October 12, 2022 to September 30, 2023	From October 1, 2022 to October 11, 2022	For the year ended September 30, 2022
	HK$	US$	HK$	HK$	HK$
Numerator:
Net loss attributable to ordinary shareholders of Alpha Technology Group Limited	(5,487,765)	(706,339)	(6,830,973)	(156,387)	(2,663,554)
Denominator:
Weighted average number of ordinary shares
— Basic	15,262,500	—	13,250,000	20,000	20,000
— Diluted	14,933,987	—	1,169,808	—	—
Net loss per share attributable to ordinary shareholders
— Basic	—	—	(1)	(8)	(133)
— Diluted	—	—	(6)	—	—

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