Form 20-F
period 2025-09-30
Alpha Technology Group Ltd
filed 2026-01-30
CIK 1967621

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025

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

An aggregate of 15,262,500  Class A Ordinary Shares, par value $0.0001 per share, as of September 30, 2025.

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“Alpha,” “our Company” and the “Company” are to Alpha Technology Group Limited, the holding company of our businesses;

●	“AI” are to artificial intelligence;

●	“BVI” are to the British Virgin Islands;

●	“CAGR” are to the compounded annual growth rate, representing the year-on-year growth rate over a specific period of time;

●	“China” or the “PRC” are to the People’s Republic of China;

●	“Class A Ordinary Shares” are to the Class A ordinary shares of Alpha Technology Group Limited, par value US$0.0001 per share;

●	“Class B Ordinary Shares” are to the Class B ordinary shares of Alpha Technology Group Limited, par value US$0.0001 per share;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“F&S Report” are to the industry report on the overview of the industry in which our Company operates, which details are included in the registration statement on Form F-1 (File Number 333-273289);

●	“Hong Kong dollar(s)” or “HK$” are to the legal currency of Hong Kong;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this annual report only;

●	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;

●	“Memorandum and Articles of Association” are to the amended and restated memorandum and articles of association of Alpha adopted on November 4, 2024 with effect from December 3, 2024;

●	“NSL” are to Neural Sense Limited, one of Alpha’s operating subsidiaries in Hong Kong;

●	“Operating Subsidiaries” are to Techlution and NSL;

●	“Ordinary Shares” are to the Class A and Class B ordinary shares of Alpha Technology Group Limited, par value US$0.0001 per share;

●	“Predecessor” are to NSL and Techlution;

●	“PRC” and “Mainland China” are to the People’s Republic of China;

●	“PRC government” are to the government and governmental authorities of Mainland China, for the purpose of this annual report only;

●	“SEC” are to the U.S. Securities and Exchange Commission;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“Successor” are to Alpha and the Operating Subsidiaries;

●	“Techlution” are to Techlution Service Limited, one of Alpha’s operating subsidiaries in Hong Kong;

●	“US$” or “U.S. dollar(s)” are to the legal currency of the United States;

●	“U.S.” refers to the United States of America; and

●	“we,” “us,” “our,” and the “Group” are to Alpha Technology Group Limited, the BVI holding company of our businesses, and/or its subsidiaries, as the context requires.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended September 30, 2025, 2024, and 2023. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of Hong Kong dollars to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

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

This annual report contains translations of certain Hong Kong dollar amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	September 30,
US$ Exchange Rate	2025	2024	2023
At the end of the year – HK$	HK$7.7809 to $1.00	HK$7.7693 to $1.00	HK$7.8308 to $1.00
Average rate for the year – HK$	HK$7.7809 to $1.00	HK$7.7693 to $1.00	HK$7.8308 to $1.00

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

D. Risk factors.

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may materially and adversely affect our business, financial condition, results of operations, cash flows and prospects that you should consider before making a decision to invest in our Ordinary Shares. These risks include, but are not limited to, the following:

Risks related to our business and industry

●	We have a limited operating history. It will be difficult for you to evaluate our current business performance and future prospects and may increase the risks associated with your investment.

●	Our revenue and gross profit declined due to market competition.

●	If our IT solutions contain serious errors, defects, security vulnerabilities or bugs, our business, financial condition and results of operations could be adversely affected.

●	If our Operating Subsidiaries’ customers are unable to execute the user acceptance test or are not satisfied with the results therein, our business, financial condition, and results of operations could be adversely affected.

●	We are subject to customer credit risk in collecting accounts receivable.

●	We may not enter into services agreements with customers, and we are thereby vulnerable to risks, in relation to potential contractual disputes which may have a material adverse effect on our business, financial condition and results of operation.

●	If we fail to expand the features and capabilities of our solutions or effectively respond to the rapidly evolving IT solutions market and OCR service market in Hong Kong, our business, financial condition, results of operations and growth prospects would be materially and adversely affected.

●	Our provision of NFT-related services may be subject to a highly evolving regulatory landscape and any changes to laws or regulations could adversely affect our prospects or operations in this respect.

●	Our NFT-related business may subject us to applicable securities laws as the NFT market may evolve and our NFT-related business may expand in the future.

●	Failure to attract new customers and/or retain existing customers would adversely affect our business, financial condition and results of operations.

●	The market in which we participate is highly competitive, and if we do not compete effectively, our operating results could be adversely affected.

●	We face risks associated with concentration of revenue from our major customers, as we rely on a limited number of major customers. This dependency on a limited number of customers may have a material adverse effect on our financial condition and results of operations.

●	We are exposed to risks related to concentration of suppliers as we rely on few major suppliers, and it may have a material adverse effect on our business and results of operations.

●	Our business is subject to system and data security risks, and our existing security measures may be inadequate to address these risks, making our systems susceptible to compromise, which could materially adversely affect our business, results of operations, financial condition and prospects.

●	Development and incorporation of our AI technologies to our IT solutions for improving the automation and precision of our AI-OCR services may not be successful.

●	Future investments or acquisitions may not be successful.

●	Our project completion cycle can be unpredictable and longer than expected, and may lead to increased time and expense that could affect our operating results.

●	Our financial performance may vary from period to period due to seasonality.

●	Our growth is reliant on our sales and marketing strategies. Failure on effective marketing may harm our ability to increase our customer base and spending on ineffective marketing may adversely affect our financial results.

●	If we are unable to develop, maintain, and enhance our brand and reputation in a cost-effective manner, our growth strategies may be hindered and our business may be adversely affected.

●	If we are unable to effectively recruit, retain and train qualified software developers, our growth strategies may be hindered and our business may be adversely affected.

●	Digital ecosystems, including offerings of digital assets, are evolving and uncertain. Our NFT-related business is subject to unknown risks that may materially adversely affect our development.

●	Natural disasters and other catastrophic or force majeure events could materially and adversely affect our business.

●	We rely on our CEO and our key management and professional staff. The loss of key team members could affect our operations and our business may be severely disrupted.

●	We may be affected by the currency peg system in Hong Kong.

●	Should we receive profits from foreign operations and/or proceeds from our securities offering, fluctuations in currency exchange rate could have a material adverse effect on our results of operations.

●	Cybersecurity incidents, security breaches, human error and misconduct, and failure to protect confidential information may harm our reputation and affect our business.

●	Violation, infringement or any failure to protect our intellectual property rights could harm our business and competitive position.

●	We may be subject to intellectual property disputes, which may result in significant legal cost and may disrupt our business and operations.

●	We currently have not registered all trademarks in relation to our trading names, products and services and we therefore have to rely on common law trademark protection until we register our trademark.

●	If the domain names licensed to us are not properly maintained or the domain names underlying such licenses are not enforced, our competitive position and business prospects will be harmed.

●	We may not be adequately insured against losses and liabilities arising from our operations.

●	We have not purchased directors & officers liability insurance and it may be difficult for us to attract appropriate and qualified director candidates.

●	Any unexpected and prolonged disruption to the access of our business premises may adversely affect our business.

●	We have incurred impairment on goodwill and intangible assets, which negatively impact our operating results.

Risks relating to economic conditions

●	A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

●	A sustained outbreak of epidemics, such as the COVID-19 pandemic, and the measures taken in response thereto could have a material adverse impact on our business, operating results and financial condition.

●	The current trade tension between the U.S. and the PRC may potentially have a negative impact on our business, financial condition and results of operations.

Risks related to our corporate structure

●	We rely on dividends and other distributions on equity paid by our Operating Subsidiaries in Hong Kong to fund any cash and financing requirements we may have and any limitation on the ability of our subsidiaries to make payments to us outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiaries by the PRC government to transfer cash in the future could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless.

●	Our business, financial condition and results of operations, and/or the value of our Class A Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected if the PRC government intervenes or influences our business operations at any time or may exert control over offerings conducted overseas and foreign investment in PRC based issuers, such as approval or other administration requirements of the China Securities Regulatory Commission (“CSRC”), or other PRC governmental authorities in connection with our securities offering under any new laws, rules or regulations in the PRC to be enacted, which may become applicable to Hong Kong, and if required, we cannot assure you that we will be able to obtain such approval.

●	As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Class A Ordinary Shares less attractive to investors but nevertheless, we will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

●	We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

●	You may have more difficulty in protecting your interests than you would as a shareholder of a U.S. corporation.

●	The laws of BVI provide limited protections for minority shareholders, so minority shareholders will not have the same options as to recourse in comparison to the U.S. if the shareholders are dissatisfied with the conduct of our affairs.

●	As a company incorporated in the BVI, we are permitted to adopt certain BVI’s practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market listing standards.

Risks related to doing business in the jurisdictions in which our Operating Subsidiaries operate

●	Though our operations are based in Hong Kong, owing to the long arm application of the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares.

●	If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

●	The Hong Kong legal system embodies uncertainties which could limit the legal protections available to the Operating Subsidiaries.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within the territory of the PRC, including Hong Kong.

●	You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this annual report based on Hong Kong laws.

●	The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries.

●	The enforcement of laws and rules and regulations in PRC can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, it could result in a material change in our Operating Subsidiaries’ operations and/or the value of the securities we are registering for sale.

●	There are some political risks associated with conducting business in Hong Kong.

●	We may be subject to the PRC government’s control of foreign currency conversion, and it may limit our foreign exchange transactions, including dividend payments on our Shares in the future.

●	A downturn in the economic, political or social conditions in Hong Kong, Mainland China and other countries or changes to government policies of Hong Kong and Mainland China could materially and adversely affect our business and financial condition.

Risks related to our Ordinary Shares

●	Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

●	The dual-class structure of our shares may adversely affect the trading market for our Class A Ordinary Shares.

●	Share compensation may have a significant impact on our financial performance and the interests of our shareholders.

●	The joint statement by the SEC and PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act (“HFCA”) Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering. In the event it is determined that the PCAOB is unable to inspect or investigate completely our Company’s auditor, then such lack of inspection could cause trading in our Class A Ordinary Shares to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our securities.

●	If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

●	Our controlling shareholders have substantial influence over and our interests may not be aligned with the interests of our other shareholders.

●	The market price for our Class A Ordinary Shares may be volatile, which could result in substantial losses to you.

●	Potential manipulation of the trading of our Class A Ordinary Shares by unknown persons through social media may result in a suspension of trading, adversely affect our fundraising ability, reputation and investor confidence, and cause substantial losses to you.

●	Volatility in our Class A Ordinary Shares price may subject us to securities litigation.

●	Our Class A Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

●	The sale or availability for sale of substantial amounts of our Class A Ordinary Shares in the public market could adversely affect the market price of our Class A Ordinary Shares.

●	Because the amount, timing, and whether or not we distribute dividends at all are entirely at the discretion of our board of directors, you must rely on price appreciation of our Class A Ordinary Shares for a return on your investment.

●	As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and will follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.

●	If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

●	If we cannot satisfy, or continue to satisfy, the listing requirements and other rules of Nasdaq Capital Market, although we are exempt from certain corporate governance standards applicable to U.S. issuers as a Foreign Private Issuer, our Class A Ordinary Shares may not be listed or may be delisted, which could negatively impact the price of our Class A Ordinary Shares and your ability to sell them.

●	Because our business is conducted in Hong Kong dollars and the price of our Class A Ordinary Shares is quoted in U.S. dollars, changes in currency conversion rates may affect the value of your investments.

●	We have broad discretion in the use of the net proceeds from our securities offering and we may use these proceeds in ways with which you may not agree.

●	We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

●	You may face potential shareholder dilution from future equity incentive plans and share issuances.

●	We have a large number of authorized but unissued shares, which could negatively impact a potential investor if they purchase our Class A Ordinary Shares.

●	Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline.

●	We may be subject to material litigation, including individual and class action lawsuits, as well as investigations and enforcement actions by regulators and governmental authorities.

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

Our revenue increased by increased by HK$3,664,823 (approximately US$471,706) or 42.17%, from HK$8,689,749 (approximately US$1,109,689) for the period from October 12, 2022 to September 30, 2023, to HK$12,354,572 (approximately US$1,590,178) for the year ended September 30, 2024, and then decreased by HK$4,958,504 (approximately US$637,266) or 40.13%, to HK$7,396,068 (approximately US$950,541) for the year ended September 30, 2025. However, our historical results of operations and financial performance may not be indicative of our future performance. We cannot guarantee that our business expansion will be as successful as expected or that we can achieve profitability in the future.

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

Our revenue and gross profit declined due to market competition

Our revenue decreased from HK$12,354,572 for the year ended September 30, 2024 to HK$7,396,068 (approximately US$950,541) for the year ended September 30, 2025, and our gross profit declined from HK$6,458,052 for the year ended September 30, 2024 to HK$3,638,174 (approximately US$467,577) for the year ended September 30, 2025. The decreases in our revenue and gross profit were primarily attributable to the challenging macroeconomic environment, which resulted in heightened competition within our industry and reductions in our customers’ budgets. Some customers were still assessing whether to continue investing in our IT solutions during the first half of 2025 due to the weak macroeconomic environment, and we also faced pricing pressure from industry peers. As a result, certain customers postponed their procurement decisions. It was not until the second half of 2025 that we entered into contracts with several of these customers. As the related projects are still in progress, the revenue attributable to these contracts has not been fully recognised during 2025. As market conditions weakened, certain customers scaled back or delayed their projects, while others sought lower-priced alternatives, which adversely affected our pricing power and overall business volume. Continued economic uncertainty or further deterioration in market conditions may place additional pressure on our revenue, margins and profitability in future periods.

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

We generate net accounts receivable from our IT solution services. We generally issue an invoice to our customers of our IT solution services after achieving a milestone specified under our mandate or completing the transaction. As of September 30, 2023, 2024 and 2025, our net accounts receivable balance was HK$247,655 (approximately US$31,626), HK$1,274,500 (approximately US$164,043), and HK$1,074,940 (approximately US$138,151), respectively. For the period from October 12, 2022 to September 30, 2023 and for the years ended September 30, 2024 and 2025, we recorded allowance for credit loss of nil, nil, and HK$906,250 (approximately US$116,471), respectively. During the year ended September 30, 2025, we noted a significant increase in the credit risk of three specific customers. As the related receivable is not expected to be recovered, an allowance for credit loss was recognised accordingly. Our liquidity and profitability will be adversely affected if significant amounts due to us are not settled on time or at all. The bankruptcy or deterioration of the credit condition of any major customers could also materially and adversely affect our business, financial condition and results of operations.

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

We currently generate a substantial portion of our total revenue from contracts with a limited number of customers. For the period from October 12, 2022 to September 30, 2023, our top three customers accounted for 35.01%, 32.50% and 16.23% of the Company’s total revenue, respectively. For the year ended September 30, 2024, our top three customers accounted for 21.04%, 18.67% and 12.31% of the Company’s total revenue, respectively. For the year ended September 30, 2025, our top three customers accounted for 31.53%, 26.51% and 8.46% of the Company’s total revenue, respectively. We cannot guarantee that the volume of revenue from these major customers will remain consistent in the future. If these customers discontinue their businesses or experience financial difficulty, terminate their business relationship with us, or if we are unable to negotiate favorable or comparable terms or maintain business relationships with these customers due to competition, regulatory changes, industry factors, or other reasons, it could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We are exposed to risks related to concentration of suppliers as we rely on few major suppliers, and it may have a material adverse effect on our business and results of operations.

We engage suppliers including cloud architects and service providers to provide the necessary support to our business operations. For the period from October 12, 2022 to September 30, 2023, our top three suppliers accounted for 19.64%, 12.71%, and 9.93% of our total cost of revenue, respectively. For the year ended September 30, 2024, our top three suppliers accounted for 10.98%, 6.75%, and 4.27% of our total cost of revenue, respectively. For the year ended September 30, 2025, our top three suppliers accounted for 19.36%, 1.51% and 0.16% of our total cost of revenue, respectively. We are thereby exposed to risks related to the concentration of suppliers.

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

For the period from October 12, 2022 to September 30, 2023, and the years ended September 30, 2024 and 2025, Simplus IO Limited was our one of major suppliers, accounting for HK$435,000 (approximately US$55,550), HK$252,000 (approximately US$32,435), and nil, representing 7.44%, 4.27%, and nil of our total cost of revenue, respectively. For the period from October 12, 2022 to September 30, 2023, and the years ended September 30, 2024, and 2025, ProAlgories Limited was one of our major suppliers, accounting for HK$110,000 (approximately US$14,047), nil, and nil, representing 1.88%, nil, and nil of our total cost of revenue, respectively. See “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—B. Related Party Transactions” for more information.

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

We plan to continue to expand and enhance our AI technologies, particularly in our AI-OCR services. For the period from October 12, 2022 to September 30, 2023 and the years ended September 30, 2024 and 2025, we generated revenue of HK$80,970, HK$807,880 and HK$195,750 (approximately US$25,158) from our AI-OCR services, representing approximately 0.9%, 6.5% and 2.6% of our total revenue, respectively. While we expect our AI technologies will improve the automation of and the precision of our AI-OCR software and increase the revenue contribution from our AI-OCR services, our AI technologies may not achieve sufficient levels of accuracy as we expect. Furthermore, our competitors, such as technology giants with more talent and capital resources, may incorporate more advanced AI features into their solutions more quickly or more successfully and their AI features may achieve higher market acceptance than ours, which may result in our failure to recoup our investments in developing AI-technology applications. Should any of these items or others occur, our ability to compete, and business, results of operation and financial performance may be materially and adversely affected. We cannot guarantee that AI-OCR and other AI related services will become a growing part of the Company's business offerings.

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

We have not purchased directors & officers liability insurance and it may be difficult for us to attract appropriate and qualified director candidates.

In the future we may be subject to litigation, including potential class action and stockholder derivative actions. Risks associated with legal liability are difficult to assess and quantify, and their existence and magnitude can remain unknown for significant periods of time. We have not purchased directors and officers liability insurance (“D&O Insurance”). As a result, our directors and officers may not be protected against potential claims or liabilities arising from their service to our Company. The absence of the D&O Insurance may deter qualified individuals from accepting appointments or continuing to serve as our directors or officers, which could negatively impact our corporate governance and overall management effectiveness.

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

We have incurred impairment on goodwill and intangible assets, which negatively impact our operating results.

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

We adopted ASU 2017-04, “Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”. After adopting this guidance, we perform the quantitative impairment test by comparing the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, the amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as impairment. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit.

According to our impairment test for goodwill and intangible assets, we recorded impairment charges of HK$13,532,818 (approximately US$1,739,235) for the year ended September 30, 2025, primarily due to worsening market conditions. We have no goodwill or intangible assets as of September 30, 2025.

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

Share compensation may have a significant impact on our financial performance and the interests of our shareholders.

On October 10, 2024, our board of directors approved and adopted the 2024 Share Incentive Plan (the “Plan”), which became effective on the same date. The maximum number of shares available for issuance under the Plan is 1,526,250 ordinary shares of our Company. The number of ordinary shares available for issuance under the Plan shall automatically increase on the first trading day in January each calendar year, beginning on the first trading day in January 2024, by an amount equal to 10% of the total number of ordinary shares outstanding as measured as of the last trading day in the immediately preceding calendar year, or such fewer number of ordinary shares as determined by our board of directors. On the same date, our board of directors approved the grant of an aggregate of 1,200,000 ordinary shares of our Company to Mr. Tsang Chun Ho, Anthony under the Plan. At the 2024 extraordinary general meeting of shareholders of our Company on November 4, 2024, such 1,200,000 ordinary shares granted to Mr. Tsang Chun Ho, Anthony were re-classified and re-designated as 1,200,000 Class B Ordinary Shares. Accordingly, we recorded share compensation of HK$43,299,650 (approximately US$5,564,864) for the year ended September 30, 2025, which was calculated based on the closing price of US$6.19 on October 10, 2024 and a discount for lack of marketability of 25.08% as the shares are subject to a lock-up period of three years.

We expect to continue granting share-based awards to attract, retain and incentivize employees, directors and consultants. These awards may result in substantial non-cash compensation expenses, which could materially reduce our net income or increase our net loss in future periods. The amount of share-based compensation expense is difficult to predict, as it depends on the fair value of the awards at the time of grant, the number of awards granted, and various assumptions used in valuation models. In addition, the issuance of additional shares pursuant to the Plan will dilute the ownership interests of our existing shareholders. If we grant a significant number of awards, the resulting dilution may adversely affect the market price of our Class A Ordinary Shares.

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

We have engaged Audit Alliance LLP as our current auditor. Audit Alliance LLP is headquartered in Singapore and registered with the PCAOB. Audit Alliance LLP is subject to the laws in the United States, which enable the PCAOB to conduct regular inspections to assess the firm’s compliance with the relevant professional standards. As of the date of this annual report, our current auditor is not subject to the PCAOB determinations. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditors, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist the Company’s securities.

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

Potential manipulation of the trading of our Class A Ordinary Shares by unknown persons through social media may result in a suspension of trading, adversely affect our fundraising ability, reputation and investor confidence, and cause substantial losses to you.

Since 2025 and up to the date of this annual report, certain companies headquartered in Hong Kong have been suspended from trading by the SEC due to potential manipulation in the trading of their securities. Such manipulation may have been carried out through recommendations made by unknown persons on social media platforms, encouraging investors to purchase, hold and/or sell the companies’ securities and to post screenshots of their transactions. The SEC has intensified its oversight of foreign issuers and may suspend trading in a company’s securities if it suspects potential share price manipulation or promotional activities on social media, even where such activities are not directed by the company or any of its directors, officers or employees.

Because such activities may be conducted by unknown third parties and may not involve any misconduct by us or our management, our ability to prevent or mitigate these risks is limited. Any suspension or perceived irregularity in the trading of our Class A Ordinary Shares arising from potential manipulation by unknown persons could adversely affect investor confidence, restrict our ability to raise capital in the public markets, and result in substantial losses to you. If the trading of our Class A Ordinary Shares is suspended for investigation due to similar incidents, even if trading subsequently resumes, the share price may experience significant volatility, which could result in losses to you.

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

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol of “ATGL.” In order to maintain our listing on the Nasdaq Capital Market, we should comply with certain rules of Nasdaq Capital Market, including those regarding minimum shareholders’ equity, minimum share price , minimum market value of publicly held securities and certain corporate governance requirements. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our Class A Ordinary Shares could be subject to delisting.

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

On the March 27, 2025, our Company and The Hong Kong University of Science and Technology announced the establishment of the “AlphaMind Lab”, an AI research institute focused on developing the revolutionary “Alpha Engine”. The primary goal of the Alpha Engine is to drastically reduce the time and cost associated with high-quality data collection and manual annotation by utilizing the “training AI with AI” autonomous learning architecture. This innovation aims to compress the time required to develop a dedicated AI model from the traditional 6-9 months to just 3 days or even 3 hours. The breakthrough of Alpha Engine aims to turn customized AI from a “luxury” into a “necessity”.

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

Although our business operation is well supported by our existing staff members, our working capacity and capability are subject to our human resources. We intend to hire more experienced talents to satisfy the increasing demand from our customers and reduce our reliance on our service providers. For the period from October 12, 2022 to September 30, 2023, top three suppliers accounted for 19.64%, 12.71% and 9.93% of our total cost of revenue, respectively. For the year ended September 30, 2024, top three suppliers accounted for 10.98%, 6.75% and 4.27% of our total cost of revenue, respectively. For the year ended September 30, 2025, top three suppliers accounted for 19.36%, 1.51% and 0.16% of our total cost of revenue, respectively.

For the years ended September 30, 2023, 2024, and 2025, we did not identify any overlapping customers and suppliers.

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

Legal Proceedings

During the three years ended September 30, 2023, 2024 and 2025 and as of the date of this annual report, we are not involved in any litigation and we are not aware of any threat of any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

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

As of the date of this annual report, we have obtained the license of following domain names:

Domain name	Registrant	Date of registration	Expiry date
techlutionservice.com	Leung Tsz Him	December 5, 2018	December 5, 2026
neuralsense.io	Leung Tsz Him	August 21, 2019	August 21, 2026
techlution.io	Leung Tsz Him	January 22, 2021	January 22, 2027

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

Ability to Manage Costs and Expenses

Our ability to manage and control our costs and expenses, particularly our staff costs, is a key factor affecting our results of operations. For the years ended September 30, 2023, 2024 and 2025, our staff costs and director’s remuneration of our Operating Subsidiaries and our Company represented a major component of our cost of revenue and operating costs. For the years ended September 30, 2023, 2024 and 2025, our total staff costs (including those recognized in cost of revenue and operating expenses) and director’s remuneration of our Operating Subsidiaries and our Company accounted for 49.38%, 56.01% and 38.82% of our total cost of revenue and other recurring operating costs (i.e. our selling, general and administrative expenses), respectively. We expect our staff costs to increase in absolute terms as we plan to increase our headcount and compensation base to compete for talents.

In addition, our management fee and consultancy fee represented another major component of our cost of revenue and operating costs. For the years ended September 30, 2023, 2024 and 2025, our management fee and consultancy fee accounted for 25.54%, 10.30% and 0.27% of our total cost of revenue and other recurring operating expenses (i.e. our selling, general and administrative expenses), respectively.

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

Results of Operations

				(Successor)	(Predecessor)
	2025	2025	2024	From October 12, 2022 to September 30, 2023	From October 1, 2022 to October 11, 2022
	HK$	US$	HK$	HK$	HK$
Revenue	7,396,068	950,541	12,354,572	8,689,749	—
Cost of revenue	(3,757,894)	(482,964)	(5,896,520)	(5,843,677)	—
Gross profit	3,638,174	467,577	6,458,052	2,846,072	—

Operating expenses:
Listing expenses	—	—	(1,078,047)	(2,373,596)	—
Share compensation	(43,299,650)	(5,564,864)	—	—	—
Selling, general and administrative expenses	(17,328,249)	(2,227,020)	(11,633,687)	(7,053,591)	(173,188)
Total operating expenses	(60,627,899)	(7,791,884)	(12,711,734)	(9,427,187)	(173,188)
Loss from operations	(56,989,725)	(7,324,307)	(6,253,682)	(6,581,115)	(173,188)

Other income:
Other income, net	1,051,653	135,158	768,075	77,137	16,801
(Allowance) reversed for credit loss	(852,250)	(109,531)	100,000	—	—
Goodwill impairment	(9,951,048)	(1,278,907)	—	—	—
Impairment on intangible asset	(3,581,770)	(460,328)	—	—	—
Share of loss of joint venture	(6,000)	(771)	—	—	—
Interest expense, net	(1,142,460)	(146,829)	(102,158)	(74,587)	—
Total other (loss) income, net	(14,481,875)	(1,861,208)	765,917	2,550	16,801

Loss before tax expense	(71,471,600)	(9,185,515)	(5,487,765)	(6,578,565)	(156,387)
Income tax credit (expense)	1,061,869	136,471	—	(252,408)	—
Net and total comprehensive loss	(70,409,731)	(9,049,044)	(5,487,765)	(6,830,973)	(156,387)

Comparison of Results of Operations for the Years Ended September 30, 2025 and 2024

Revenue

The following table set forth the breakdown of our revenue by services types for the years indicated:

	For the year ended September 30, 2025		For the year ended September 30, 2024
	HK$	US$	HK$
System development	4,162,140	534,918	5,903,175
Hardware installation	967,210	124,305	—
NFT	—	—	2,600,000
Web and mobile application development	—	—	800,000
AI-OCR development	195,750	25,158	807,880
Technological support and maintenance service and other services	2,070,968	266,160	2,243,517
	7,396,068	950,541	12,354,572

Our revenue primarily consisted of system development, hardware installation, web and mobile application development, AI-OCR services, NFT and technological support and maintenance service and other services. All of our revenue were generated in Hong Kong.

Our revenue decreased by HK$4,958,504, or 40.13%, from HK$12,354,572 for the year ended September 30, 2024 to HK$7,396,068 (approximately US$950,541) for the year ended September 30, 2025. The decrease was primarily due to a general decrease in revenue generated from system development, NFT-related business, web and mobile application development and AI-OCR development, partially offset by an increase in revenue from hardware installation. Some customers were still assessing whether to continue investing in our IT solutions during the first half of 2025 due to the weak macroeconomic environment, and we also faced pricing pressure from industry peers. As a result, certain customers postponed their procurement decisions. It was not until the second half of 2025 that we entered into contracts with several of these customers. As the related projects are still in progress, the revenue attributable to these contracts has not been fully recognised during 2025. We began providing hardware installation services during the year ended September 30, 2025, under which we procure the computer equipment and install our smart parking solution on such equipment for our clients. Although the Company’s strategy of focusing on providing quality service to the customers remains unchanged, our revenue was affected by the economic uncertainty which led to increased competition from industry peers and a reduction in our customers’ budgets.

Cost of revenue

The following table set forth the breakdown of our cost of revenue for the years indicated:

	For the year ended September 30, 2025		For the year ended September 30, 2024
	HK$	US$	HK$
Staff costs	2,967,722	381,411	4,440,474
Hardware cost	733,497	94,269	—
Management fee	—	—	252,000
Consultancy fee	56,675	7,284	1,204,046
Total	3,757,894	482,964	5,896,520

Our cost of revenue decreased by HK$2,138,626, or 36.27% from HK$5,896,520 for the year ended September 30, 2024 to HK$3,757,894 (approximately US$482,964) for the year ended September 30, 2025. The decrease was generally consistent with the decrease in revenue. Hardware cost represents the cost of procuring computer equipment for our hardware installation services.

Gross profit

Our gross profit amounted to HK$6,458,052 for the year ended September 30, 2024 and HK$3,638,174 (approximately US$467,577) for the year ended September 30, 2025. The decrease in gross profit was in generally line with the decrease in revenue. Our gross profit margin remained stable at 52.27% for the year ended September 30, 2024 and 49.19% for the year ended September 30, 2025. The decrease in gross profit margin was primarily due to excess manpower during the first half of the year ended September 30, 2025.

Selling, general and administrative expenses

The following table set forth the breakdown of our selling, general and administrative expenses for the years indicated:

	For the year ended September 30, 2025		For the year ended September 30, 2024
	HK$	US$	HK$
Staff costs	3,880,917	498,774	3,342,837
Director’s remuneration of our Operating Subsidiaries and our Company	2,040,000	262,180	2,035,000
Rental expenses and amortization of right of use assets related to finance leases	76,946	9,889	250,925
Consultancy fee	—	—	150,000
Depreciation	86,250	11,085	15,279
Amortization of the intangible assets	511,681	65,761	511,681
Entertainment expenses	342,440	44,010	1,344,172
Travelling expenses	1,488,869	191,349	166,137
Audit fee	1,229,550	158,021	28,000
Others(1)	7,671,596	985,951	3,789,656
Total	17,328,249	2,227,020	11,633,687

(1)	Others mainly included accounting fees, advertising fees, marketing fees, professional fees, computer expenses, cleaning fees, motor car expenses and utilities expenses, donation and sponsor, staff messing and welfare, etc.

Our selling, general and administrative expenses increased by HK$5,694,562 or 48.95%, from HK$11,633,687 for the year ended September 30, 2024 to HK$17,328,249 (approximately US$2,227,020) for the year ended September 30, 2025, primarily due to (i) the increase in staff costs and staff messing and welfare as a result of the increase in number of our administrative and marketing staff to support our business expansion; (ii) the increase in travelling expenses driven by higher participation in marketing events during the year; (iii) the increase in audit fee and professional fees after our listing; and (iv) the increase in donation and sponsor, which mainly represents our donation to “AlphaMind Lab”, an AI research institute jointly established by us and The Hong Kong University of Science and Technology.

Share compensation

On October 10, 2024, our board of directors approved and adopted the Plan. On the same date, our board of directors approved the grant of an aggregate of 1,200,000 ordinary shares of our Company to Mr. Tsang Chun Ho, Anthony under the Plan. At the 2024 extraordinary general meeting of shareholders of our Company on November 4, 2024, such 1,200,000 ordinary shares granted to Mr. Tsang Chun Ho, Anthony were re-classified and re-designated as 1,200,000 Class B Ordinary Shares. Accordingly, we recorded share compensation of HK$43,299,650 (approximately US$5,564,864) for the year ended September 30, 2025, which was calculated based on the closing price of US$6.19 on October 10, 2024 and a discount for lack of marketability of 25.08% as the shares are subject to a lock-up period of three years.

Other income

We recorded net other income of HK$765,917 for the year ended September 30, 2024 and net other loss of HK$14,481,875 (approximately US$1,861,208) for the year ended September 30, 2025. The increase in net other loss was mainly attributable to (i) the increase in impairment loss on accounts receivable as we noted a significant increase in the credit risk of a specific customer during the year; (ii) impairment loss of HK$3,581,770 (approximately US$460,328) for intangible asset and HK$9,951,048 (approximately US$1,278,907) for goodwill during the year ended September 30, 2025 due to the weak market conditions; and (iii) an increase in interest expenses as we entered into new accounts receivable financing agreements to improve cash flow management.

Net loss

As a result of the foregoing, our net loss increased by HK$64,921,966 or 1,183.03% from HK$5,487,765 for the year ended September 30, 2024 to HK$70,409,731 (approximately US$9,049,044) for the year ended September 30, 2025. Excluding the share compensation and impairment on goodwill and intangible asset, our adjusted net loss amounted to HK$13,577,263 (approximately US$1,744,948) for the year ended September 30, 2025, representing an increase of 147.41% from HK$5,487,765 for the year ended September 30, 2024, which was mainly due to the decrease in gross profit and the increase in selling, general and administrative expenses.

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

B. Liquidity and capital resources

Liquidity and Capital Resources

Our primary source of liquidity historically has been generated from our business operations, equity contributions from our shareholders and borrowings, which have historically been sufficient to meet our working capital and capital expenditure requirements. As of September 30, 2023, 2024 and 2025, our cash and cash equivalents were HK$3,629,347, HK$41,795,661 and HK$30,919,014 (approximately US$3,973,707), respectively.

We have entered into accounts receivable financing agreements with a lender, pursuant to which the lender granted loans to us which were secured by our accounts receivable. As of September 30, 2023, 2024 and 2025, our other loans amounted to nil, HK$856,040 and HK$3,681,815 (approximately US$473,186). The increase in other loans in 2025 was primarily to supplement short-term working capital needs.

We have obtained bank loans, all denominated in HK dollars, to finance our operation. These loans carry an interest rate of 2.5% per annum below the prime lending rate for Hong Kong Dollars quoted by the HKMC from time to time. As of September 30, 2023, 2024 and 2025, the current portion of our bank loans amounted to HK$562,331, HK$594,627 and HK$304,657 (approximately US$39,154), respectively, while a long-term portion of our bank loans amounted to HK$911,272, HK$305,485 and nil, respectively. Our outstanding bank loans as of September 30, 2025 will be matured in March 2026. The loan has been guaranteed by Hong Kong Mortgage Corporation Insurance Limited under the SME Financing Guarantee Scheme and Mr. Leung Tsz Him.

Additionally, on January 26, 2023, we entered into a share subscription agreement with our shareholders, pursuant to which our shareholders have agreed to subscribe for an aggregate of 10,000 new shares of the Company on a pro-rata basis for a total consideration of HK$10,000,000 (approximately US$1,273,918). The entire subscription amount was received by our Company on the same day. This proceed from this subscription were used for daily operations of our Company. Despite the shareholders’ deficits as of September 30, 2022, after the capital injection, we recorded a turnaround from the shareholder deficit position as of September 30, 2022 to a net asset position as of September 30, 2023. As of September 30, 2025, we recorded net assets of HK$24,527,027 (approximately US$3,152,212).

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

The following table sets forth our selected consolidated cash flow data for the years indicated:

	(Successor)				(Predecessor)
	For the year ended September 30, 2025		For the year ended September 30, 2024	From October 12, 2022 to September 30, 2023	From October 1, 2022 to October 11, 2022
	HK$	US$	HK$	HK$	HK$
Net cash (used in) / provided by operating activities	(13,155,760)	(1,690,776)	(19,599,041)	4,296,899	(276,602)
Net cash (used in) / provided by investing activities	(785,156)	(100,908)	(82,968)	(10,048,432)	—
Net cash provided by / (used in) financing activities	3,064,269	393,819	57,848,323	6,874,638	(18,966)

Net (decreased) increase in cash	(10,876,647)	(1,397,865)	38,166,314	1,123,105	(295,568)
Cash as of beginning of the year/ period	41,795,661	5,371,572	3,629,347	2,506,242	2,801,810
Cash as of the end of the year/ period	30,919,014	3,973,707	41,795,661	3,629,347	2,506,242

Operating Activities

Our cash inflow from operating activities was principally from the receipt of revenue. Our cash outflow used in operating activities was principally for payment of staff costs, rental expenses, director’s remuneration of our Operating Subsidiaries and our Company, management fee, consultancy fee and other operating expenses.

For the year ended September 30, 2025, we had net cash used in operating activities of HK$13,155,760 (approximately US$1,690,776), mainly arising from the net loss of HK$70,409,731 (approximately US$9,049,044) excluding the share compensation of HK$43,299,650 (approximately US$5,564,864) and impairment on goodwill and intangible asset of HK$13,532,818 (approximately US$1,739,235). Our net cash used in operating activities decreased from HK$19,599,041 for the year ended September 30, 2024, which was mainly due to the decrease in change in accrued expenses and other liabilities as we settled the accrued listing expenses during the year ended September 30, 2024.

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

Investing Activities

Our cash outflows investing activities were principally for our capital expenditures including the purchase of property and equipment, purchase of subsidiaries, and payment for acquiring the right of use assets-finance lease.

For the year ended September 30, 2025, we had net cash used in investing activities of HK$785,156 (approximately US$100,908), arising from the purchase of property and equipment.

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

For the year ended September 30, 2025, we had net cash provided by financing activities of HK$3,064,269 (approximately US$393,819), mainly arising from the other loans of HK$7,645,725 (approximately US$982,627) in relation to the trade receivable financing.

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

Capital Expenditures

We made capital expenditures of nil, HK$48,432, HK$34,296 and HK$785,156 (approximately US$100,908) for the period from October 1, 2022 to October 11, 2022, the period from October 12, 2022 to September 30, 2023 and the years ended September 30, 2024 and 2025, respectively, representing nil, 0.56%, 0.28% and 10.62% of our total revenues, respectively. Our capital expenditures were primarily attributable to the purchase of computer hardware and motor car.  Our capital expenditures may increase in the future as our business continues to grow, in connection with the expansion and improvement of our IT solution services. We currently plan to fund these expenditures with our current cash, cash equivalents, and borrowings.

Internal Control Over Financial Reporting

In connection with the audits of our consolidated financial statements as of September 30, 2023, 2024 and 2025, we and our independent registered public accounting firm, identified a few material weaknesses in our internal control over financial reporting PCAOB of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to (1) our lack of sufficient full-time personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; and (2) our lack of formal risk assessment process and internal control framework over financial reporting.

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

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the year ended September 30, 2025 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

The Predecessor and Successor identify its contracts with customers and all performance obligations within those contracts. The Predecessor and Successor then determine the transaction price and allocates the transaction price to the performance obligations within the Predecessor and Successor’s contracts with customers, recognizing revenue when, or as, the Predecessor and Successor satisfy, its performance obligations. The adoption of ASC 606 did not significantly change (1) the timing and pattern of revenue recognition for all of the Predecessor’s and Successor’s revenue streams; and (2) the presentation of revenue as gross versus net. Therefore, the adoption of ASC 606 did not have a significant impact on the Predecessor’s and Successor’s financial position, results of operations, equity or cash flows as of the adoption date and for the years ended September 30, 2023, 2024 and 2025.

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

There were no loss contracts that the revenue of which has not been recognized for the years ended September 30, 2023, 2024 and 2025, and according to the estimation, there is no indication that the revenue cannot cover the estimated expenses and costs.

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

Accounts Receivable, net

Accounts receivable, net are stated at the original amount less an allowance for credit loss on such receivables. The allowance for credit loss is estimated based upon the Predecessor’s and Successor’s assessment of various factors including historical experience, the age of the accounts receivable balances, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect the Predecessor’s and Successor’s customers’ ability to pay. An allowance is also made when there is objective evidence for the Predecessor and Successor to reasonably estimate the amount of probable loss.

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

Impairment of long-lived assets

Long-lived assets, including property and equipment are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Predecessor and Successor assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Predecessor and Successor will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended September 30, 2023, 2024 and 2025, no impairment of long-lived assets was recognized.

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

According to our goodwill impairment test, we recorded a goodwill impairment charge of HK$9,951,048 (approximately US$1,278,907) for the year ended September 30, 2025, primarily due to worsening market conditions.

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

We recognized impairment loss of HK$3,581,770 (approximately US$460,328) for intangible asset during the year ended September 30, 2025.

Share compensation

Under U.S. GAAP (ASC 718), share-based compensation (SBC) is recognized as an expense based on the grant-date fair value of equity instruments over the vesting period, aligning employee interests with shareholders.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive officers	Age	Position
Mr. Tsang Chun Ho, Anthony	41	Executive director and president
Mr. Choi Tan Yee	42	Executive director and chief financial officer
Mr. Leung Tsz Him	34	Chief executive officer (“CEO”)
Mr. Tam Shung Lai, Nelson	34	Chief technology officer
Mr. Li John	34	Independent non-executive director
Ms. Tang Chui Kuen	59	Independent non-executive director
Mr. Cheng Wai Hei	45	Independent non-executive director
Ms. Su Jiang Qiong Elly	30	Independent non-executive director

The following is a brief biography of each of our executive officers and directors:

Mr. Tsang Chun Ho, Anthony, age 41, was appointed as our executive director and president on February 1, 2023. He is currently the managing director of Fuchsia Capital Limited. He was a fund manager of the Emperor Greater China Investment Fund and the Orient Investment Fund. Mr. Tsang has more than 15 years of experience in financial investment, capital operation, corporate governance, strategic planning and mergers and acquisitions.

Mr. Tsang was an executive director, a president, a member of the executive committee and an authorized representative of Daohe Global Group Limited, a company listed on the Main Board of the Hong Kong Stock Exchange (stock code: 915) from December 2017 to March 2018. He was (i) an executive director and a member of the investment committee of Carry Wealth Holdings Limited, a company listed on Main Board of the Hong Kong Stock Exchange (stock code: 643) from February 1, 2023 to January 15, 2025; (ii) the executive director of TOMO Holdings Limited, a listed company on the Hong Kong Stock Exchange (HK stock code: 6928) from April 11, 2023 to July 31, 2025; and (iii) an executive director of Fullwealth International Group Holdings Limited, a listed company on the Hong Kong Stock Exchange (HK stock code: 1034) from May 28, 2023 to February 9, 2024. He obtained an honorary doctor of business administration from Lincoln University College in 2019 and a master degree of business administration from Heriot-Watt University Edinburgh Business School in 2011. Mr. Tsang was awarded the “Forbes Outstanding Leadership Award” and “World Outstanding Chinese Award” in 2022.

Mr. Choi Tan Yee, age 42, was appointed as our executive director and chief financial officer on February 1, 2023. He is currently a responsible officer responsible for Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) for Rainbow Capital (HK) Limited, where he is responsible for supervising and leading execution of corporate finance projects. Mr. Choi has over 15 years of experience in corporate finance, accounting and auditing.

Prior to co-founding Rainbow Capital (HK) Limited in January 2020, Mr. Choi worked in China Tonghai Capital Limited (formerly known as Quam Capital Limited) between January 2015 and December 2019, with the last position as director. Between December 2009 and December 2014, Mr. Choi worked in Somerley Capital Limited, with the last position as senior manager. He handled various initial public offerings, merger and acquisition transactions and fund-raising exercises. Mr. Choi also worked in the assurance division of Grant Thornton from 2006 to 2009. Mr. Choi was an independent non-executive director of Tempus Holdings Limited, a company listed on the Main Board of the Hong Kong Stock Exchange (stock code: 6880) from May 2019 to August 2019. Mr. Choi was (i) an executive director, a member of the investment committee and an authorized representative of Carry Wealth Holdings Limited, a company listed on Main Board of the Hong Kong Stock Exchange (stock code: 643) from February 1, 2023 to June 16, 2025; (ii) the non-executive director of TOMO Holdings Limited, a company listed on the Main Board of the Hong Kong Stock Exchange (stock code: 6928) from April 11, 2023 to July 31, 2025; and (iii) a non-executive director of Fullwealth International Group Holdings Limited, a company listed on the Main Board of the Hong Kong Stock Exchange (stock code: 1034) from May 28, 2023 to February 9, 2024. Mr. Choi graduated from The Chinese University of Hong Kong, with a bachelor’s degree of business administration in 2005.

Mr. Leung Tsz Him, age 34, was appointed as our chief executive officer on January 1, 2023. He has also been the chief technology officer and director of Techlution since April 2017, and the chief executive officer and director of NSL since April 2019. Mr. Leung has more than 10 years of experience in the information technology industry. Prior to the establishment of Techlution, Mr. Leung worked at Simplus IO Limited where he was mainly responsible for business development, project and product management, and software development. Mr. Leung graduated from HKUSPACE with a higher diploma in computer science in 2013.

Mr. Tam Shung Lai, Nelson, age 34, was appointed as our chief technology officer on January 1, 2023. Mr. Tam has more than 10 years of experience in the information technology industry. Prior to joining our Group, Mr. Tam was a web programmer at Sphinx IT from August 2011 to January 2016 and was promoted to senior system developer from January 2016 to November 2018. In November 2018, Mr. Tam joined Gracious Leader Company Limited as an analyst programmer and business analyst and was promoted to system analyst in November 2019, before he joined Techlution in March 2020. Mr. Tam graduated from the Hong Kong Institute of Vocational Education with a higher diploma in systems development and administration. He later obtained a bachelor’s degree in computing from the Open University of Hong Kong in 2014.

Mr. Li John, age 34, has served as our independent director since October  30, 2023 and is the chairman of the compensation committee and a member of the audit committee and the nominating and corporate governance committee. Mr. Li has over 6 years of experience in information technology. In June 2016, he founded Ampligence, LLC, an IT services and consulting company and has since then been the chief executive officer of our company. Mr. Li obtained a bachelor’s degree in physics and applied mathematical sciences from University of California, Merced in May 2013.

Ms. Tang Chui Kuen, age 59, has served as our independent director since January 20, 2023 and is the chairwoman of the nominating and corporate governance committee and a member of the compensation committee and audit committee. Ms. Tang has over 19 years of experience in computer technical support, programming and web design. From July 1988 to January 1990, she was a programmer at Horns Co. In July 1991, she worked as a programmer for Australia Computing Services (H.K) Ltd, and was subsequently promoted as a business analyst in April 1992 and as an analyst programmer in January 1993. From April 1994 to August 1995, she worked at Jet Fair Computing Services Limited as a systems analyst. From December 1996 to July 1997, she became a system manager at Manyee UK Limited and subsequently joined Legends Interiors Limited as a system analyst from May 1998 to February 1999. In May 2001, she joined Lexicom Computer Service as a computer programming engineer for exactly one year. Subsequently, she joined Kensington Asset Management as a computer analyst in July 2002 and left in December 2021. She was also an account payable accountant at Sterling Stone Inc. from January 2005 to June 2006. Ms. Tang obtained a higher diploma in computer studies from the City University of Hong Kong in November 1995. She later obtained a postgraduate diploma in information technology for management from Coventry University in November 1997.

Mr. Cheng Wai Hei, age 45, has served as our independent director since October  30, 2023 and is the chairman of the audit committee and a member of the compensation committee and the nominating and corporate governance committee.

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

Ms. Su Jiang Qiong Elly, age 30, has served as our independent director since December 18, 2025, and is a member of the Board’s audit committee, compensation committee and nominating and corporate governance committee. She has over 7 years of cross-cultural and international project management and translation experience across luxury goods, fashion, media, legal, and diplomatic sectors. In 2024 to 2025, she served as the Project-Based Designer & Sponsor Relations Manager of Paris Fashion Air, an international fashion and artist platform company based in Paris, France. From, 2022 to 2024, she served as the Head of International Cooperation Department of Gianna Another, a Japanese fashion & beauty magazine. From 2019 to 2020, she served as the International Cooperation Specialist & Translator of Hengxin Shambala Cultural Co., Ltd, a company listed on Shenzhen Stock Exchange GEM in 2010 and one of China's leading digital cultural creativity, content production and technical services companies. In 2018-2019, she acted as a Simultaneous Conference Interpreter for Mr. Ban Ki-Moon, former Secretary-General of the United Nations, during his activities in China. Earlier in her career, she served as a Global Human Rights Researcher Intern for Montreal grassroots NGO, Social Justice Connection/Éduconnexion, a role that led to annual invitations to represent Canada at the United Nations headquarters, during International Day of Peace. Ms. Su obtained a Bachelor of Arts in Religion and Philosophy in 2018 from Concordia University, and she received a Diplôme D'études Collēgiales in Law, Society and Justice from Marianopolis College in 2015.

Family relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

Compensation

For the year ended September 30, 2025, we paid an aggregate of HK1,738,500 (approximately US$223,432) as compensation to our executive officers and directors. Our Operating Subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her mandatory provident fund. We do not have any agreements with our directors that provide benefits upon the termination of employment.

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

Reflecting our financial performance for the fiscal year ended September 30, 2025, Mr. Leung is not eligible for the Bonus for this period. Consequently, as of September 30, 2025, we have not recognized any continent liability regarding the Bonus. However, we will continue to assess the likelihood of paying the Bonus to the Seller. On the other hand, we might receive the Shortfall Payment from the Seller based on our results of operation for fiscal year ended September 30, 2025.

For the year ended September 30, 2025, we incurred a net loss of HK$71,471,600 (approximately US$9,185,515).

C. Board Practices

Board of Directors

Our board of directors consists of five directors, comprising two executive directors and four independent non-executive directors. We have determined that Mr. Li John, Ms. Tang Chui Kuen, Mr. Cheng Wai Hei, and Ms. Su Jiang Qiong Elly satisfy the “independence” requirements of the Nasdaq Capital Market corporate governance rules. A director is not required to hold any shares in our Company to qualify to serve as a director. Subject to making appropriate disclosures to the board of directors in accordance with our Memorandum and Articles of Association, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested, in voting in respect of any such matter, such director should take into account his or her director duties. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

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

Audit committee

Our audit committee consists of Mr. Li John, Ms. Tang Chui Kuen, Mr. Cheng Wai Hei, and Ms. Su Jiang Qiong Elly and is chaired by Mr. Cheng Wai Hei. We have determined that each of these three directors satisfies the “independence” requirements of the Nasdaq Listing Rules and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the SEC rules and the corporate governance rules of Nasdaq. We have determined that Mr. Cheng Wai Hei qualifies as an “audit committee financial expert” as defined by the SEC rules and has the requisite financial experience as defined by the corporate governance rules of Nasdaq. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

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

Compensation committee

Our compensation committee consists of Mr. Li John, Ms. Tang Chui Kuen, Mr. Cheng Wai Hei, and Ms. Su Jiang Qiong Elly and is chaired by Mr. Li John. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and corporate governance committee

Our nominating and corporate governance committee consists of Mr. Li John, Ms. Tang Chui Kuen, Mr. Cheng Wai Hei, and Ms. Su Jiang Qiong Elly and is chaired by Ms. Tang Chui Kuen. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

As of September 30, 2023, 2024, and 2025, we had 23, 23 and 28 full-time officers and employees. The following table sets forth the number of our employees by area of business as of September 30, 2025:

Number of
Employees
Executive Directors and Management	4
Sales, marketing and administrative staff	13
Software engineers and developers	11
Total	28

Generally, we enter into standard employment contracts with our officers, managers, and other employees. We assess the available human resources on a continuous basis to determine whether additional personnel are required to cope with our business operations and developments. During the years ended September 30, 2023, 2024 and 2025, we had not experienced any significant difficulties in recruiting employees.

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

	Class A	Class B	Percentage of	Percentage of Aggregate
	Ordinary	Ordinary	Beneficial	Voting
	Shares	Shares	Ownership	Power
	Number	Number	%(4)%
Directors and Executive Officers:
Mr. Tsang Chun Ho, Anthony	397,500	1,200,000	9.70	62.14
Mr. Choi Tan Yee	—	—	—	—
Mr. Leung Tsz Him	—	—	—	—
Mr. Tam Shung Lai, Nelson	—	—	—	—
Mr. Li John	—	—	—	—
Ms. Tang Chui Kuen	—	—	—	—
Mr. Cheng Wai Hei	—	—	—	—
Ms. Su Jiang Qiong Elly	—	—	—	—
All directors and executive officers as a group (seven individuals):	397,500	1,200,000	9.70	62.14

5% or Greater Shareholders:
Wittelsbach Group Holdings Limited(1)	6,757,500	—	41.05	17.21
Hanoverian International Group Limited(2)	2,915,000	—	17.71	7.42
Zihua Shengshi Holding Group Limited(3)	2,517,500	—	15.29	6.41

Note:

(1)	Represents 6,757,500 Class A Ordinary Shares held by Wittelsbach Group Holdings Limited, a company limited by shares established in the British Virgin Islands. Wittelsbach Group Holdings Limited is wholly owned by Ms. Ma Xiaoqiu. The registered address of Wittelsbach Group Holdings Limited is CCS Trustees Limited, Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands.

(2)	Represents 2,915,000 Class A Ordinary Shares held by Hanoverian International Group Limited, a company limited by shares established in the British Virgin Islands. Hanoverian International Group Limited is wholly owned by Ms. Ma Xiaoqiu. The registered address of Hanoverian International Group Limited is CCS Trustees Limited, Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands.

(3)	Represents 2,517,500 Class A Ordinary Shares held by Zihua Shengshi Holding Group Limited, a company limited by shares established in Hong Kong. Zihua Shengshi Holding Group Limited is wholly owned by Mr. Liu Yan. The registered address of Zihua Shengshi Holding Group Limited is Rooms 1318-19. 13/F, Hollywood Plaza, 610 Nathan Road, Mongkok, Kowloon, Hong Kong.

(4)	Calculated based on the sum of Class A Ordinary Shares and Class B Ordinary Shares.

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

Mr. Choi is the executive director and chief financial officer of the Company.

It provides financial advisory services.

Fuchsia Capital Limited	It is wholly-owned by Mr. Tsang Chun Ho, Anthony, the executive director and president of the Company.	It is mainly engaged in investments and managing funds for investors in Hong Kong.

Due from a related party and shareholders

		As of September 30,
Name	Relationship with the Company	2025	2025	2024
		HK$	US$	HK$
Wittelsbach Group Holding Limited	Shareholder	51	7	51
Hanoverian International Group Limited	Shareholder	22	3	22
Zihua Shengshi Holding Group Limited	Shareholder	19	3	19
Tsang Chun Ho	Shareholder	3	—	3
Leung Ka Fai	Shareholder	3	—	3
XU Qinxiang	Shareholder	2	—	2
ChainGate AI Limited	Common director	42,700	5,488	42,700
		42,800	5,501	42,800

As of September 30, 2025, our amount due from each shareholders of the Company, including Wittelsbach Group Holdings Limited, Hanoverian International Group Limited, Zihua Shengshi Holding Group Limited, Mr. Tsang Chun Ho, Mr. Leung Ka Fai and Mr. Xu Qinxiang, amounted to HK$100 (approximately US$13), being the unpaid share capital at the inception of the Company. Such balance remains unsettled as of the date of this annual report.

As of September 30, 2025, the amount due from ChainGate AI Limited mainly represented fund advance to ChainGate AI Limited for company set up and daily operating and such balance has not been settled as of the date of this annual report.

Above amounts due from related parties were unsecured, interest-free and repayable on demand.

Due to directors

		As of September 30,
Name	Relationship with the Company	2025	2025	2024
		HK$	US$	HK$
Leung Tsz Him	CEO of our Company	1,921,206	246,913	961,197
Choi Tan Yee	CFO of our Company	34,459	4,429	28,459
		1,955,665	251,342	989,656

As of September 30, 2025, our amounts due to Mr. Leung and Mr. Choi mainly represented certain expenses paid by them on behalf of our Company.

Above amounts due to directors were unsecured, interest-free and repayable on demand.

Transactions with related parties

	Relationship		For the year ended September 30,
Name	with the Company	Nature	2025	2025	2024	2023
			HK$	US$	HK$	HK$
ProAlgories Limited	Controlled by the Company’s CEO’s spouse	(System development service revenue)/ Management fee	—	—	—	110,000
Simplus IO Limited	Controlled by the Company’s CEO	Management fee	—	—	252,000	435,000
		Rental expenses	—	—	—	—
Fuchsia Capital Limited	Owned by the Company’s Executive Director	NFT-related services income	—	—	—	1,410,000
Rainbow Capital (HK) Limited	Owned by the Company’s CFO	Listing expenses	—	—	—	2,300,000

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

Ordinary Shares

General

All of our issued Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the BVI may freely hold and vote their Ordinary Shares. As of September 30, 2025, there were 15,262,500 Class A Ordinary Shares and 1,200,000 Class B Ordinary Shares issued and outstanding.

Listing

Our ordinary shares (now re-designated as Class A Ordinary Shares) began trading on the Nasdaq Capital Market on October 31, 2023 under the ticker symbol “ATGL.”

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

Hong Kong profits taxation

Our Operating Subsidiaries are subject to a tax rate of 16.5% on the assessable profits arising in or derived from Hong Kong. On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill’’) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2,000,000 (approximately US$254,784) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2,000,000 (approximately US$254,784) will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. Accordingly, during the years ended September 30, 2023, 2024 and 2025, the Hong Kong profits tax is calculated at 8.25% on the first HK$2,000,000 (approximately US$254,784) of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2,000,000 (approximately US$254,784).

Under Hong Kong tax law, our subsidiaries in Hong Kong are exempted from income tax on their qualified foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends.

Our income tax expense amounted to nil, HK$252,408, nil, and nil, for the period from October 1, 2022 to October 11, 2022, the period from October 12, 2022 to September 30, 2023, and the years ended September 30, 2024, and 2025, respectively. Our effective tax rate was nil, -4.16%, nil, and nil, respectively.

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in Hong Kong dollars. We have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our Class A Ordinary Shares will be affected by the exchange rate between the U.S. dollar and Hong Kong dollar because a substantial all of our revenue and expenses are effectively denominated in Hong Kong dollar, while our Class A Ordinary Shares will be traded in U.S. dollars. We may seek to reduce the currency risk by entering into foreign currency instruments. We did not have any currency hedging instruments as of September 30, 2023, 2024 and 2025, however, our management monitors movements in exchange rates closely.

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

Concentration and credit risk

Financial instruments that potentially expose our Company to concentrations of credit risk consist primarily of accounts receivable. Our Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. Our Company evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. Our Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable. We currently generate a substantial portion of our total revenue from contracts with a limited number of customers. For the period from October 12, 2022 to September 30, 2023, our top three customers accounted for 35.01%, 32.50% and 16.23% of the Company’s total revenue, respectively. For the year ended September 30, 2024, our top three customers accounted for 21.04%, 18.67% and 12.31% of the Company’s total revenue, respectively. For the year ended September 30, 2025, our top three customers accounted for 31.53%, 26.51% and 8.46% of the Company’s total revenue, respectively.

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

Inflation Risk

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 0.2%, 0.2% and nil in 2023, 2024, and 2025, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China or Hong Kong experiences higher rates of inflation in the future.

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

Use of Proceeds

Registration Statement on Form F-1, as amended (File Number 333-273289)

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-273289) for our initial public offering, which was declared effective by the SEC on October  30, 2023. In November 2, 2023, we completed our initial public offering in which we issued and sold an aggregate of 15,000,000 ordinary shares (since re-classified and re-designated as Class A Ordinary Shares), at a price of $4.00 per share for $7 million, before deducting underwriting discounts and other offering expenses. On November 21, 2023, Prime Number Capital LLC, as the representative of the underwriters of the initial public offering, fully exercised the over-allotment option to purchase an additional 262,500 ordinary shares (since re-classified and re-designated as Class A Ordinary Shares) at the public offering price of $4.00 per share.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Audit Alliance LLP, our independent registered public accounting firm since June 8, 2023 for the years indicated.

	For the fiscal years ended September 30,
Audit Alliance LLP	2025	2024	2023
	US$	US$	US$
Audit fees(1)	155,000	155,000	180,000
Audit-Related fees	—	—	—
Tax fees	—	—	—
All other fees(2)	—	—	—
Total	155,000	155,000	180,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in 2023.

(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of the Company, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Third Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 3.1 to the current report on Form 6-K (File No. 001-41847) filed with the Securities and Exchange Commission on December 6, 2024)

2.1	Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-273289), as amended, initially filed with the Securities and Exchange Commission on July 17, 2023)

2.2	Description of Securities (incorporated herein by reference to Exhibit 2.2 to the annual report on Form 20-F for the year ended September 30, 2024 (File No. 001-41847), as amended, initially filed with the Securities and Exchange Commission on January 27, 2025)

4.1	Form of Indemnification Agreement between the Company and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-273289), as amended, initially filed with the Securities and Exchange Commission on July 17, 2023)

4.2	Form of Employment Agreement between the Company and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-273289), as amended, initially filed with the Securities and Exchange Commission on July 17, 2023)

4.3	Loan Agreement between Techlution and Bank of East Asia, dated June 12, 2020 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-273289), as amended, initially filed with the Securities and Exchange Commission on July 17, 2023)

4.4	Loan Agreement between Techlution and Bank of East Asia, dated March 12, 2021 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-273289), as amended, initially filed with the Securities and Exchange Commission on July 17, 2023)

4.5	License Agreement between the Company and Mr. Leung Tsz Him, dated February 24, 2023 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-273289), as amended, initially filed with the Securities and Exchange Commission on July 17, 2023)

4.6	Share Subscription Agreements between Alpha and five share subscribers, dated January 26, 2023 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-273289), as amended, initially filed with the Securities and Exchange Commission on July 17, 2023)

4.7	Sales and Purchase Agreement between Alpha, Tsang Chun Ho, Anthony, Leung Tsz Him and his spouse, dated October 10, 2022, and Addendum to Sales and Purchase Agreement dated March 23, 2023 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-273289), as amended, initially filed with the Securities and Exchange Commission on July 17, 2023)

4.8	Tenancy agreement between Techlution and Nanyang Cotton Mill Limited, dated April 15, 2024 (incorporated herein by reference to Exhibit 4.8 to the annual report on Form 20-F for the year ended September 30, 2024 (File No. 001-41847), as amended, initially filed with the Securities and Exchange Commission on January 27, 2025)

8.1*	List of subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-273289), as amended, initially filed with the Securities and Exchange Commission on July 17, 2023)

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1	Compensation Recovery Policy (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F for the year ended September 30, 2023 filed with the Securities and Exchange Commission on January 31, 2024)

101*	The following financial statements from the Company’s Annual Report on Form 20-F for the year ended September 30, 2025, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income and Comprehensive Income (Loss), (iii) Consolidated Statements of Changes in Shareholders’ Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Alpha Technology Group Limited

	By:	/s/ Tsang Chun Ho, Anthony
Tsang Chun Ho, Anthony
Director and president

Date: January 30, 2026

ALPHA TECHNOLOGY GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Alpha Technology Group Limited

Opinion on the Financial Statements

We have audited the consolidated balance sheets of Alpha Technology Group Limited and its subsidiaries (the “Company”), as of September 30, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of years ended September 30, 2025, 2024 and 2023 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024, and the results of its operations and its cash flows for each of years ended September 30, 2025, 2024 and 2023 in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Convenience Translation

Our audits also comprehended the translation of HK$ amounts into US$ amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the financial statements. Such US$ amounts are presented solely for the convenience of the reader.

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

Singapore

January 30, 2026

ALPHA TECHNOLOGY GROUP LIMITED
CONSOLIDATED BALANCE SHEETS

	As of September 30,		As of September 30,
	2025	2025	2024
	HK$	US$	HK$
Assets
Current assets:
Cash and cash equivalent	30,919,014	3,973,707	41,795,661
Accounts receivable, net	1,074,940	138,151	1,274,500
Deposit and prepayment	107,500	13,816	51,730
Deferred cost of revenue	752,367	96,694	523,392
Due from shareholders	100	13	100
Due from a related party	42,700	5,488	42,700
Total current assets	32,896,621	4,227,869	43,688,083

Non-current assets
Property and equipment, net	773,040	99,351	74,134
Intangible assets	—	—	4,093,451
Goodwill	—	—	10,176,959
Right of use asset-finance lease	12,824	1,648	89,770
Right of use asset-operating lease	996,784	128,107	1,516,818
Interest in joint venture	—	—	—
Rental deposit	179,276	23,041	179,276
Total non-current assets	1,961,924	252,147	16,130,408
TOTAL ASSETS	34,858,545	4,480,016	59,818,491

Liabilities
Current liabilities:
Account payable	363,750	46,749	—
Bank loans – current	304,657	39,154	594,627
Other loans - current	3,681,815	473,186	856,040
Accrued expenses and other liabilities	938,572	120,625	1,024,081
Lease liability-operating lease	546,639	70,254	520,034
Lease liability-finance lease	20,902	2,686	122,156
Contract liabilities	2,069,373	265,955	1,747,463
Deferred tax liabilities	—	—	844,274
Tax payables	—	—	159,881
Due to directors	1,955,665	251,342	989,656
Total current liabilities	9,881,373	1,269,951	6,858,212

Non-current liabilities
Bank loans – non-current	—	—	305,485
Lease liability-operating lease-non-current	450,145	57,853	996,784
Lease liability-finance lease-non-current	—	—	20,902
Total non-current liabilities	450,145	57,853	1,323,171
TOTAL LIABILITIES	10,331,518	1,327,804	8,181,383

ALPHA TECHNOLOGY GROUP LIMITED
CONSOLIDATED BALANCE SHEETS — (Continued)

	As of September 30,		As of September 30,
	2025	2025	2024
	HK$	US$	HK$
Shareholders’ equity
Ordinary shares
Alpha Technology Group Limited, Class A ordinary shares, US$0.0001 par value; 1,500,000,000 shares of class A and B in aggregate authorized; 15,262,500 shares issued as of September 30, 2024, and 2025 respectively	11,876	1,526	11,876
Alpha Technology Group Limited, Class B ordinary shares, US$0.0001 par value; 1,500,000,000 shares of class A and B in aggregate authorized; 1,200,000 shares issued as of September 30, 2025	934	120	—
Additional paid-in capital	97,399,073	12,517,713	54,100,357
Capital reserves	10,000,000	1,285,198	10,000,000
Accumulated deficit	(82,884,856)	(10,652,345)	(12,475,125)
Total shareholders’ equity	24,527,027	3,152,212	51,637,108
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	34,858,545	4,480,016	59,818,491

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

On October 10, 2024, the board of the Company approved the grant of an aggregate of 1,200,000 ordinary shares to Mr. Tsang Chun Ho, Anthony, the executive director and president of the Company.

As of September 30, 2025, the Company has issued an aggregate of 16,462,500 ordinary shares.

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA TECHNOLOGY GROUP LIMITED
CONSOLIDATED STATEMENTS OF OPERATION AND COMPREHENSIVE LOSS

				(Successor)	(Predecessor)
	2025	2025	2024	From October 12, 2022 to September 30, 2023	From October 1, 2022 to October 11, 2022
	HK$	US$	HK$	HK$	HK$
Revenues	7,396,068	950,541	12,354,572	8,689,749	—
Cost of revenue	(3,757,894)	(482,964)	(5,896,520)	(5,843,677)	—
Gross profit	3,638,174	467,577	6,458,052	2,846,072	—

Operating expenses:
Listing expenses	—	—	(1,078,047)	(2,373,596)	—
Share compensation	(43,299,650)	(5,564,864)	—	—	—
Selling, general and administrative expenses	(17,328,249)	(2,227,020)	(11,633,687)	(7,053,591)	(173,188)
Total operating expenses	(60,627,899)	(7,791,884)	(12,711,734)	(9,427,187)	(173,188)
Loss from operations	(56,989,725)	(7,324,307)	(6,253,682)	(6,581,115)	(173,188)

Other income:
Other income, net	1,051,653	135,158	768,075	77,137	16,801
(Allowance) reversed for credit loss	(852,250)	(109,531)	100,000	—	—
Goodwill impairment	(9,951,048)	(1,278,907)	—	—	—
Impairment on intangible asset	(3,581,770)	(460,328)	—	—	—
Share of loss of joint venture	(6,000)	(771)	—	—	—
Interest expense, net	(1,142,460)	(146,829)	(102,158)	(74,587)	—
Total other (loss) income, net	(14,481,875)	(1,861,208)	765,917	2,550	16,801

Loss before tax expense	(71,471,600)	(9,185,515)	(5,487,765)	(6,578,565)	(156,387)
Income tax credit (expense)	1,061,869	136,471	—	(252,408)	—
Net and total comprehensive loss	(70,409,731)	(9,049,044)	(5,487,765)	(6,830,973)	(156,387)

Net loss per share attributable to ordinary shareholders of the Company
— Basic	(4)	*	—	(1)	(8)
— Diluted	(4)	*	—	(6)	—

Weighted average number of ordinary shares used in computing net loss per share
— Basic	16,462,500	16,462,500	15,262,500	13,250,000	20,000
— Diluted	16,432,830	16,432,830	14,933,987	1,169,808	—

*	The balance represents an amount less than US$1.

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA TECHNOLOGY GROUP LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares		Additional		Total
	Number of Shares	Amount	Paid in capital	Accumulated Deficit	Stockholders’ Equity
		HK$	HK$	HK$	HK$
Balance as of September 30, and October 1, 2022 (Predecessor)	20,000	20,000		(4,243,589)	(4,243,589)
Elimination after combined	(20,000)	(20,000)		4,243,589	4,243,589
Paid up capital	13,250,000	10,310	9,989,790	—	10,000,100
Contribution from shareholders	—	—	16,364,143	—	16,364,143
Net loss (Predecessor)	—	—	—	(156,387)	(156,387)
Net loss (Successor)	—	—	—	(6,830,973)	(6,830,973)
Consolidated Balance as of September 30, and October 1, 2023 (Successor)	13,250,000	10,310	26,353,933	(6,987,360)	19,376,883
Paid up capital	2,012,500	1,566	62,868,934	—	62,870,500
Reserves utilized	—	—	(6,364,143)	—	(6,364,143)
Offering costs capitalized	—	—	(18,758,367	—	(18,758,367)
Net loss	—	—	—	(5,487,765)	(5,487,765)
Consolidated Balance as of September 30, and October 1, 2024	15,262,500	11,876	64,100,357	(12,475,125)	51,637,108
Share compensation	1,200,000	934	43,298,716	—	43,299,650
Net loss	—	—	—	(70,409,731)	(70,409,731)
Balance as of September 30, 2025	16,462,500	12,810	107,399,073	(82,884,856)	24,527,027
Balance as of September 30, 2025 in US$	—	1,646	13,802,911	(10,652,345)	3,152,212

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA TECHNOLOGY GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

				(Successor)	(Predecessor)
	For the year ended September 30, 2025		For the year ended September 30, 2024	From October 12, 2022 to September 30, 2023	From October 1, 2022 to October 11, 2022
	HK$	US$	HK$	HK$	HK$
Operating activities
Net loss	(70,409,731)	(9,049,044)	(5,487,765)	(6,830,973)	(156,387)
Adjustments to reconcile net loss to net cash operating activities:
Depreciation	86,250	11,085	15,279	9,904	—
Amortization of intangible assets	511,681	65,761	511,682	511,681	—
Amortization of right-of-use asset – finance lease	76,946	9,889	76,946	248,620	—
Amortization of right-of-use asset – operating lease	520,034	66,835	117,539	—	—
Goodwill written off	—	—	539	—	—
Goodwill impairment	9,951,048	1,278,907	—	—	—
Impairment on intangible asset	3,581,770	460,328	—	—	—
Interest for finance lease	3,904	502	9,226	—	—
Share of loss of joint venture	6,000	771	—	—	—
Loss on disposal on property and equipment	—	—	—	16,923	—
Allowance (reversed) for doubtful account	852,250	109,531	(100,000)	—	—
Share compensation	43,299,650	5,564,864	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(652,690)	(83,884)	(926,845)	(210,327)	(32,828)
Prepayment and deposit	(55,770)	(7,168)	(111,458)	—	—
Account payable	363,750	46,749	—	—	—
Accrued expenses and other liabilities	140,402	18,044	(10,862,876)	11,456,057	(452,715)
Lease liability	(520,034)	(66,835)	(68,867)	—	—
Contract liabilities	321,910	41,371	(4,263,846)	(888,846)	365,328
Deferred tax liabilities	(844,274)	(108,506)	—	—	—
Income taxes payable	(159,881)	(20,548)	(73,378)	233,259	—
Deferred cost of revenue	(228,975)	(29,428)	1,564,783	(249,399)	—
Cash (used in) provided by operating activities	(13,155,760)	(1,690,776)	(19,599,041)	4,296,899	(276,602)

Investing activities
Purchase of property and equipment	(785,156)	(100,908)	(34,296)	(48,432)	—
Payment to acquire right of use assets-finance lease	—	—	(48,672)	—	—
Net cash used to acquire subsidiaries in business combinations	—	—	—	(10,000,000)	—
Cash used in investing activities	(785,156)	(100,908)	(82,968)	(10,048,432)	—

Financing activities
Proceeds from issue of shares	—	—	44,112,133	10,000,100	—
Capital reserves from shareholders	—	—	(6,364,143)	16,364,143	—
Repayment to bank loans	(595,455)	(76,528)	(573,491)	(676,972)	—
Deferred offering costs	—	—	18,758,367	(18,758,367)	—
Advanced from a director	960,009	123,380	544,738	(1,749,007)	—
Advanced from related parties	—	—	640,738	—	—
Other loans granted	7,645,725	982,627	1,079,060	—	—
Repayment to other loans	(4,819,950)	(619,459)	(223,020)	—	—
Borrowings to shareholders	—	—	—	(100)	—
Repayment from a director	—	—	—	1,806,585	(18,966)
Principal payment for obligation under finance leases	(126,060)	(16,201)	(126,059)	(111,744)	—
Cash provided by (used in) financing activities	3,064,269	393,819	57,848,323	6,874,638	(18,966)

Net (decreased) increase in cash	(10,876,647)	(1,397,865)	38,166,314	1,123,105	(295,568)
Cash as of beginning of the year/ period	41,795,661	5,371,572	3,629,347	2,506,242	2,801,810
Cash as of the end of the year/ period	30,919,014	3,973,707	41,795,661	3,629,347	2,506,242

Supplementary of Cash Flows Information
Cash paid for interest	1,142,460	147,048	102,158	74,587	—
Cash (refund) paid for taxes	(57,714)	(7,417)	73,378	19,149	—

Supplementtary of Non-Cash Flows Information
Lease liabilities arising from obtaining right-of-use assets	—	—	1,585,685	—	—
Provision for income tax	—	—	—	270,466	—

Cash flow information related to lease consists of the following:

				(Successor)	(Predecessor)
	For the year ended September 30, 2025		For the year ended September 30, 2024	From October 12, 2022 to September 30, 2023	From October 1, 2022 to October 11, 2022
	HK$	US$	HK$	HK$	HK$
Operating cash payments for operating leases	584,064	75,064	124,035	460,800	—
Operating cash payments for finance leases	3,904	502	9,226	14,316	—
Financing cash payments for finance leases	122,156	15,699	116,834	111,744	—

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Techlution Service Limited (“TSL”) was incorporated in accordance with laws and regulations of Hong Kong on November 28, 2017. It is mainly engaged in the provision of system development services, application development services and NFT-related services.

Neural Sense Limited (“NSL”) was incorporated in accordance with laws and regulations of Hong Kong on October 16, 2019. It is mainly engaged in the provision of system development services and AI-OCR services.

Alpha Technology Group (HK) Limited (formerly known as RadiNation Technology Limited) (“Alpha HK”) incorporated in accordance with laws and regulations of Hong Kong on September 14, 2022. Alpha HK has not commenced its operations.

Alpha Technology Group Limited (“Alpha”) was incorporated in the British Virgin Islands on October 5, 2022 as an exempted company. Alpha is engaged in investment holding.

Aifa Technology (Guangzhou) Company Ltd. (“Aifa”) was incorporated in the The People’s Republic of China on November 6, 2024. Aifa has not commenced its operations.

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

Recent development

On November 6, 2024, Alpha HK set up a wholly owned subsidiary - Aifa Technology (Guangzhou) Company Ltd. The registered capital was RMB5,000,000 which should be paid up by June 30, 2029. No capital was paid up to date.

On November 15, 2024, the Company entered into agreement with Aimpact Academy Limited to form a joint venture company named Alpha Deepmind Limited. The Company held 60% shares of the joint venture company. The joint venture company was transferred from Fushsia Capital Limited on December 23, 2024.

On the March 27, 2025, Alpha and The Hong Kong University of Science and Technology announced the establishment of the “AlphaMind Lab”, an AI research institute focused on developing the revolutionary “Alpha Engine”. The primary goal of the Alpha Engine is to drastically reduce the time and cost associated with high-quality data collection and manual annotation by utilizing the “training AI with AI” autonomous learning architecture. This innovation aims to compress the time required to develop a dedicated AI model from the traditional 6-9 months to just 3 days or even 3 hours. The breakthrough of Alpha Engine aims to turn customized AI from a “luxury” into a “necessity”.

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

During the years ended September 30, 2025 and 2024 the Company has direct or indirect interests in the following subsidiaries:

Name	Place and date of incorporation	Issued ordinary share capital	Ownership	Principal activities
Techlution Service Limited (“TSL”)	November 28, 2017, Hong Kong	HK$10,000	100% owned by Alpha Technology Group Limited	providing IT development and consulting service to customers
Neural Sense Limited (“NSL”)	October 16, 2019, Hong Kong	HK$10,000	100% owned by Alpha Technology Group Limited	providing IT development and consulting service to customers
Alpha Technology Group (HK) Limited (“Alpha HK”)	September 14, 2022, Hong Kong	HK$10,000	100% owned by Alpha Technology Group Limited	has not commenced its operations
Aifa Technology (Guangzhou) Company Ltd (“Aifa”)	November 6, 2024, PRC	RMB5,000,000	100% owned by Alpha Technology Group Limited	has not commenced its operations

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

Principles of combination

The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries. A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders. All inter-company balances and transactions are eliminated upon consolidation. The financial statements used for combination purposes have been prepared applying the Company’s accounting policies. Upon combining the financial information for the periods, intra-group income and expenses, intragroup accounts and profits and losses on transactions between the combined entities are eliminated. Comparative figures have been changed accordingly. The accounting principles set out below have been applied consistently to all periods presented in these combined financial statements.

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

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Changes in estimates are recognized in the period of change and future periods. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of property and equipment, impairment of long-lived assets, allowance for credit loss, provision for contingent liabilities, revenue recognition, deferred taxes, goodwill impairment and uncertain tax position. Actual results could differ from these estimates.

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

Convenience translation

Translations of amounts in the consolidated balance sheet, consolidated statements of income and consolidated statements of cash flows from HK$ into US$ as of and for the year ended September 30, 2025 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.7809, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

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

Accounts Receivable, net

Accounts receivable, net are stated at the original amount less an allowance for credit loss on such receivables. The allowance for credit loss is measured using the current expected credit loss methodology.

On July 1, 2022, the Company adopted Accounting Standards Update 2016-13 “Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments,” which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The adoption of the credit loss accounting standard has no material impact on the Company’s consolidated financial statements.

The Company’s account receivables and other receivables included in prepaid expenses and other current assets on the consolidated balance sheets are within the scope of ASC Topic 326. The Company makes estimates of expected credit and collectability trends for the allowance for credit losses based upon assessment of various factors, including historical experience, the age of the accounts receivable and other receivables balances, credit-worthiness of the customers and other debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the customers and other debtors. The Company also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

Expected credit losses are recorded in general and administrative expenses on the consolidated statements of operations and comprehensive loss.

Deferred offering costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering.” Deferred offering costs consist of underwriting, legal, and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of September 30, 2023, the Company capitalized $18,758,367 (approximately US$2,414,422) of deferred offering costs which were capitalized to shareholders’ equity as of September 30, 2024.

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

Expenditure for repair and maintenance costs, which do not materially extend the useful lives of the assets, are charged to expenses as incurred, whereas the expenditure for major renewals and betterment that substantially extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of operations and comprehensive loss.

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

The Company recognized impairment loss of HK$9,951,048 (approximately US$1,278,907) for goodwill during the year ended September 30, 2025, and recorded no impairments for the years ended September 30, 2024 and 2023.

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

The Company recognized impairment loss of HK$3,581,770 (approximately US$460,328) for intangible asset during the year ended September 30, 2025, and recorded no impairments for the years ended September 30, 2024 and 2023.

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

At the commencement date, the Company recognize the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets as of September 30, 2025 and 2024, respectively.

Joint ventures

A joint venture is a joint arrangement in which the parties that share joint control have rights to the net assets of the arrangement. A separate vehicle, not the parties, will have the rights to the assets and obligations for the liabilities relating to the arrangement. More than an insignificant share of output from a joint venture is sold to third parties, which indicates the joint venture is not dependent on the parties to the arrangement for funding, nor do the parties have an obligation for the liabilities of the arrangement. Joint ventures are accounted for using the equity method as outlined below.

Under the equity method, an investment in an associate or a joint venture is recognised initially at cost and adjusted thereafter to recognise the Company’s share of the profit or loss and other comprehensive income of the associate or joint venture. When the Company’s share of losses of an associate or a joint venture exceeds the Company’s interest in that associate or joint venture, the Company discontinues recognising its share of further losses. Additional losses are recognised only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the joint venture.

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

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Impairment of long-lived assets

Long-lived assets, including property and equipment are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended September 30, 2025, 2024 and 2023, no impairment of long-lived assets was recognized.

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

Financial instruments, such as cash and cash equivalent, accounts receivable, rental deposit, due from a related party, due from shareholders, account payable, due to directors, accrued expenses and other liabilities, bank loans, other loans and advance from customers, included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest. For lease liabilities, fair value approximates their carrying value at the year-end as the fair value is estimated by used discounted cash flow, in which interest rates used to discount the host contracts approximate market rates.

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

The Company identify its contracts with customers and all performance obligations within those contracts. The Company then determines the transaction price and allocates the transaction price to the performance obligations within the Company’s contracts with customers, recognizing revenue when, or as, the Company satisfy, its performance obligations. The adoption of ASC 606 did not significantly change (1) the timing and pattern of revenue recognition for all of the Company’s revenue streams, and (2) the presentation of revenue as gross versus net. Therefore, the adoption of ASC 606 did not have a significant impact on the Company’s financial position, results of operations, equity or cash flows as of the adoption date and for the year ended September 30, 2025 and 2024.

The Company contract with customers to mainly provide IT related service, including system development service, web and mobile application development service and artificial intelligence powered optical character recognition development service (“AI-OCR”), normally service term within a year. The terms of pricing and payment are fixed and identified in a contract together with specific scope of service, no variable consideration is involved. A series of promises are identified in a contract. But these promises are interrelated and not distinct. Functional integration normally requested by the customers, customizing software and system to work in a specific environment will develop accordingly to requirements of the customer. The core objective of the contract is often to deliver a final "solution" rather than a series of parts. The customer cannot choose to purchase one item without significantly affecting the utility of the others, they are not separately identifiable. These promises are inputs used to complete the service. The customers cannot benefit from any standalone promise. Thus only one performance obligation with standard quality guarantee is identified in a contract. The performance obligation is satisfied at a point of time and recognized in revenue upon the completion of services to the customers, usually at the time when the result of services is tested and accepted by the customers. The Company is primarily responsible for fulfilling the promise to provide the IT related services.

From time to time, the Company enter into arrangement to provide technological support and maintenance service to its customers. The Company’s contracts have a single performance obligation as individual activities such as support and maintenance are inputs to a combined output and are primarily on a fixed-price basis which eliminates variable consideration concerns for this specific stream. The Company concluded that support and maintenance are highly interrelated and not separately identifiable because the services are integrated into a single offering that the customer cannot benefit from on a standalone basis. The Company’s efforts are expended evenly throughout the service period. The revenues for the technological support and maintenance service are recognized over the support and maintenance services period, usually one year or less. A straight-line basis is the best depiction of the transfer of control because the Company’s effort to remain available is consistent throughout the service period. The Company is primarily responsible for fulfilling the promise to provide the technological support and has full discretion in establishing the price.

The Company also contract with customers to provide hardware installation service, normally service term within a year. The terms of pricing and payment are fixed, no variable consideration is involved. The performance obligations are broadly divided into purchase of equipment and installation of Company’s software. Functional integration normally requested by the customers, customizing software will load on the equipment. The Company integrating the hardware into the customer’s operations, making the hardware and the installation inputs to a final, customized system. The customer is unable to use the hardware until it is expertly installed and integrated into their unique system, and they cannot reasonably perform it themselves. The equipment and installation are considered a single performance obligation since the customers cannot benefit from any standalone promise. The terms of pricing and payment are fixed and identified in a contract together with specific scope of service, no variable consideration is involved. The performance obligation is satisfied at a point of time and recognized in revenue upon the completion of services to the customers, usually at the time when the result of services is tested and accepted by the customers.

No significant returns, refund and other similar obligations during each reporting year.

There were no loss contracts that the revenue of which has not been recognized for the years ended September 30, 2025, 2024 and 2023, and according to the estimation, there is no indication that the revenue cannot cover the estimated expenses and costs.

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue from NFT artworks, NFT marketplace and develop NFT-related game

The Company create NFT artworks, NFT marketplace and develop NFT-related game for customers. The Company generate revenue from providing NFT marketplace and related development services under separate contracts to customers as a principal. The terms of pricing and payment are fixed and identified in a contract together with specific scope of service, no variable consideration is involved. Functional integration normally requested by the customers, customizing products will develop accordingly to requirements of the customer. The core objective of the contract is often to deliver a final “products” rather than a series of parts. The customer cannot choose to purchase one item without significantly affecting the utility of the others, they are not separately identifiable. A series of promises are identified in a contract, which are interrelated and not distinct. These promises are inputs used to complete the service. The customers cannot benefit from any standalone promise. Thus only one performance obligation with standard quality guarantee is identified in a contract. The performance obligation is satisfied at a point of time and recognized in revenue upon the completion of services to the customers, usually at the time when the result of services is tested and accepted by the customers. There is no difference on revenue recognition for both system development, web and mobile application development, AI-OCR services and NFT-related services. The Company is primarily responsible for fulfilling the promise to provide the related services.

See note 11 for the disaggregated revenue from contracts with customers by revenue stream.

				(Successor)	(Predecessor)
	For the year ended September 30, 2025		For the year ended September 30, 2024	From October 12, 2022 to September 30, 2023	From October 1, 2022 to October 11, 2022
	HK$	US$	HK$	HK$	HK$
System development	4,162,140	534,918	5,903,175	5,969,112	—
Hardware installation	967,210	124,305	—	—	—
NFT	—	—	2,600,000	1,585,000	—
Web and mobile application development	—	—	800,000	—	—
AI-OCR development	195,750	25,158	807,880	80,970	—
Technological support and maintenance service and other services	2,070,968	266,160	2,243,517	1,054,667	—
	7,396,068	950,541	12,354,572	8,689,749	—

The following table summarizes disaggregated revenue from contracts with customers by timing of revenue:

				(Successor)	(Predecessor)
	For the year ended September 30, 2025		For the year ended September 30, 2024	From October 12, 2022 to September 30, 2023	From October 1, 2022 to October 11, 2022
	HK$	US$	HK$	HK$	HK$
Revenue recognized at point in time	5,325,100	684,381	10,111,055	7,635,082	—
Revenue recognized over-time	2,070,968	266,160	2,243,517	1,054,667	—
	7,396,068	950,541	12,354,572	8,689,749	—

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

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contract liabilities consisted of the following:

	As of September 30,		As of September 30,
	2025	2025	2024
	HK$	US$	HK$
Balance at of the beginning of the period	1,747,463	224,584	6,011,309
Add: progress billings	1,374,493	176,649	1,208,583
Less: revenue recognized from opening balance of contract liabilities	(1,052,583)	(135,278)	(5,472,429)
Total contract liabilities	2,069,373	265,955	1,747,463

For the year ended September 30, 2023, 2024 and 2025, the amount of revenue recognized that was included in the receipts in advance balance at the beginning of the year were HK$297,883, HK$5,472,429 and HK$1,052,583 (approximately US$135,278), respectively.

The details of contract liabilities are as follows:

	As of September 30,		As of September 30,
	2025	2025	2024
	HK$	US$	HK$
System development	1,336,880	171,816	1,549,963
AI-OCR development	316,000	40,612	197,500
Technological support and maintenance service and other services	201,168	25,854	—
Hardware installation	215,325	27,673	—
	2,069,373	265,955	1,747,463

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

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Advertising expenses

Advertising expenses, primarily marketing expenditures and content related promotion, are included in “Selling, general and administrative” and are expensed as incurred. Advertising expenses for the years ended September 30, 2023, 2024 and 2025 were HK$93,861, HK$1,266,243 and HK$7,980 (approximately US$1,026), respectively.

Other comprehensive loss

Other comprehensive loss consists of two components, net loss and other comprehensive loss. Other comprehensive loss refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive loss consists of a foreign currency translation adjustment.

Significant risks and uncertainties

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Concentration and credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. The Company conduct credit evaluations of its customers, and generally does not require collateral or other security from them. The Company evaluate its collection experience and long outstanding balances to determine the need for an allowance for credit loss. The Company conduct periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The Company believes that there is no significant credit risk associated with cash and cash equivalents, which were held by reputable financial institutions in the jurisdictions where the Company and its subsidiary is located. The Hong Kong Deposit Protection Board pays compensation up to a limit of approximately US$102,816 if the bank with which an individual/a company hold its eligible deposit fails. As of September 30, 2024 and 2025, cash balance of approximately HK$41,795,661 and HK$30,919,014 (approximately US$3,973,707), respectively, was maintained at financial institutions in Hong Kong and approximately HK$500,000 and HK$800,000 (approximately US$102,816), respectively, were insured by the Hong Kong Deposit Protection Board.

The Company’s operations are carried out in Hong Kong, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the Hong Kong as well as by the general state of the Hong Kong’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation among other factors.

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Major Suppliers

As of September 30, 2025, only one supplier accounted for 1.7% of our total cost of revenue. For the year ended September 30, 2024, two suppliers accounted for 11% and 7% of our total purchase, respectively. For the year ended September 30, 2023, two suppliers accounted for 20% and 13% of our total purchase, respectively.

Major Customers

For the year ended September 30, 2025, two customers accounted for 32% and 27% of the total revenue, respectively. As of September 30, 2025, three customers accounted for 81%, 10% and 9% of the total accounts receivable balance. For the year ended September 30, 2024, three customers accounted for 21%, 19% and 12% of the total revenue, respectively. As of September 30, 2024, two customers accounted for 43% and 30% of the total accounts receivable balance. For the year ended September 30, 2023, three customers accounted for 35%, 33% and 16% of the total revenue, respectively. As of September 30, 2023, two customers accounted for 80% and 10% of the Successor’s total accounts receivable balance.

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

Recent issued Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The amendments in this ASU are intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. For interim and annual reporting periods, an entity shall disaggregate, in a tabular format disclosure in the notes to financial statements, all relevant expense captions presented on the face of the income statement in continuing operations into the purchases of inventory, employee compensation, depreciation, amortization, and depletion. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027.Early adoption is permitted. The amendments in this Update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements We are currently evaluating the impact the adoption of ASU 2024-03 will have on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The amendments in this ASU are intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. For interim and annual reporting periods, an entity shall disaggregate, in a tabular format disclosure in the notes to financial statements, all relevant expense captions presented on the face of the income statement in continuing operations into the purchases of inventory, employee compensation, depreciation, amortization, and depletion. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027.Early adoption is permitted. The amendments in this Update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements We are currently evaluating the impact the adoption of ASU 2024-03 will have on its consolidated financial statements and related disclosures.

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In January 2025, the FASB issued ASU 2025-01, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date”. The Board is issuing this Update to clarify the effective date of Accounting Standards Update No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The Board issued Update 2024-03 on November 4, 2024. Update 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of Update 2024-03, the Board was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in Update 2024-03 in an interim reporting period, rather than in an annual reporting period. The Board’s intent in the basis for conclusions of Update 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. However, the Board acknowledges that there was ambiguity between the intent in the basis for conclusions in Update 2024-03 and the transition guidance that was included in the Codification when Update 2024-03 was issued. The amendment in this Update amends the effective date of Update 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2025-01 is permitted. We are currently evaluating the impact the adoption of ASU 2025-01 will have on its consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”. The Board is issuing this Update to address challenges encountered when applying the guidance in Topic 326, Financial Instruments—Credit Losses, to current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, Revenue from Contracts with Customers. The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, as follows:

1.	Practical expedient. In developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset.

2.	Accounting policy election. An entity other than a public business entity that elects the practical expedient is permitted to make an accounting policy election to consider collection activity after the balance sheet date when estimating expected credit losses.

An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. We are currently evaluating the impact the adoption of ASU 2025-05 will have on its consolidated financial statements and related disclosures.

On September 18, 2025, the FASB issued Accounting Standards Update (ASU) 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. ASU 2025-06 modernizes the accounting for internal-use software (the existing internal-use software guidance does not contemplate more current methods of software development). The amendments in ASU 2025-06 are limited and focused on the key challenge that entities face in applying FASB Accounting Standards Codification (FASB ASC) 350-40—applying that guidance to software that is developed using modern, iterative approaches such as Agile, DevOps, and continuous-deployment models that do not fit neatly into the legacy “preliminary-project / application-development / post-implementation” stages described in today’s Subtopic 350-40.The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. The Company expects the adoption on this ASU will not have a material effect on the Company's consolidated financial statements.

In December 2025, the FASB issued ASU No. 2025-09, “Accounting Changes and Error Corrections (Topic 250): Disclosure Improvements.” The amendments in this Update are intended to improve the qualitative and quantitative disclosures related to voluntary changes in accounting principles and corrections of prior-period errors. For public business entities, the ASU is effective for annual reporting periods beginning after December 15, 2026, and interim periods within those annual periods. Early adoption is permitted. The Company plans to adopt this guidance at its effective date and will provide the required disclosures upon adoption. The adoption of this ASU is not expected to have a material impact on the Company’s consolidated financial position, results of operations, or cash flows.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive income and statements of cash flows.

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of September 30,		As of September 30,
	2025	2025	2024
	HK$	US$	HK$
Accounts receivable	2,040,552	262,251	1,387,862
Less: allowance for credit loss	(965,612)	(124,100)	(113,362)
Accounts receivable, net	1,074,940	138,151	1,274,500

The following table presents movement in allowance for credit loss:

	As of September 30,		As of September 30,
	2025	2025	2024
	HK$	US$	HK$
Balance at beginning of the year	113,362	14,569	213,362
Addition	906,250	116,471	—
Reversal	(54,000)	(6,940)	(100,000)
Balance at end of the year	965,612	124,100	113,362

As of September 30, 2022, an allowance for credit loss in the amount of HK$313,362 has been recorded due to a significant increase in credit risk from one specific customer, and such receivable is not expected to be settled and the bad debt allowance was provided accordingly. HK$200,000 (approximately US$25,704) has been received in April 2023 and December 2023 and allowance has been reversed accordingly. HK$54,000 (approximately US$6,940) has been reversed during 2025. As of September 30, 2025, remaining balance is HK$59,362.

As of September 30, 2025, an allowance for credit loss in the amount of HK$906,250 has been recorded due to a significant increase in credit risk from 3 specific customers, and such receivable is not expected to be settled and the bad debt allowance was provided accordingly.

Up to the date of this annual report, accounts receivable of HK$423,385 (approximately US$54,413) of the HK$1,074,940 in accounts receivable as of September 30, 2025 have been settled and there was no issue on recoverability except the allowance for credit loss which is provided in above.

4. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	As of September 30,		As of September 30,
	2025	2025	2024
	HK$	US$	HK$
Computer hardware	104,261	13,400	97,663
Motor car	778,558	100,060	—
Sub-total	882,819	113,460	97,663
Less: accumulated depreciation	(109,779)	(14,109)	(23,529)
Property and equipment, net	773,040	99,351	74,134

Total depreciation expense recognized for the years ended September 30, 2023, 2024 and 2025 is allocated to the following expense item:

			(Successor)	(Predecessor)
	For the year ended September 30, 2025	For the year ended September 30, 2024	From October 12, 2022 to September 30, 2023	From October 1, 2022 to October 11, 2022
	HK$	HK$	HK$	HK$
General and administrative expense	86,250	15,279	9,904	—
Total depreciation expense	86,250	15,279	9,904	—

Depreciation expense recognized for the year ended September 30, 2023, 2024 and 2025 were approximately HK$9,904, HK$15,279 and HK$86,250 (US$11,085), respectively.

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. intangible asset

	As of September 30,		As of September 30,
	2025	2025	2024
	HK$	US$	HK$
Software	5,116,814	657,612	5,116,814
Less: amortization	(1,535,044)	(197,284)	(1,023,363)
Less: impairment loss	(3,581,770)	(460,328)	—
Software, net	—	—	4,093,451

Amortization expenses recognized for the year ended September 30, 2024 and 2025 were HK$511,681 and HK$511,681 respectively.

6. BANK LOANS

	As of September 30,		As of September 30,
	2025	2025	2024
	HK$	US$	HK$
Long-term loans
BEA(1)	304,657	39,154	900,112
Less: Current portion of long-term loans	(304,657)	(39,154)	(594,627)
Long term loan- non-current portion	—	—	305,485

The Company’s bank loan which is all denominated in HK$, consist of:

(1)	On March 12, 2021, TSL entered into another loan agreement with BEA, pursuant to which TSL obtained a loan in the amount of HK$2,304,000 (approximately US$ 295,954) on March 29, 2021 for five years term ended on March 28, 2026. The loan is at interest rate of 2.5% per annum below the prime lending rate for Hong Kong Dollars quoted by the HKMC from time to time and the principal is to be paid off by 36 unequal monthly instalments. The loan has been guaranteed by HKMCI under the SME Financing Guarantee Scheme and Mr. Leung Tsz Him.

Annual maturities of the Company’s long-term debt which comprise the term loans during the next two years following September 30, 2025 and thereafter are as follows:

	HK$	US$
Years ending September 30,
2026	304,657	39,154
	304,657	39,154

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Other loans

	As of September 30,		As of September 30,
	2025	2025	2024
	HK$	US$	HK$
Long-term loans
Loan 1(1)	—	—	259,000
Loan 2(2)	—	—	187,040
Loan 3(3)	—	—	410,000
Loan 4(4)	25,000	3,213	—
Loan 5(5)	—	—	—
Loan 6(6)	—	—	—
Loan 7(7)	84,000	10,796	—
Loan 8(8)	96,000	12,338	—
Loan 9(9)	98,000	12,595	—
Loan 10(10)	252,000	32,387	—
Loan 11(11)	267,098	34,327	—
Loan 12(12)	255,000	32,772	—
Loan 13(13)	51,732	6,648	—
Loan 14(14)	182,664	23,476	—
Loan 15(15)	237,499	30,523	—
Loan 16(16)	—	—	—
Loan 17(17)	355,555	45,696	—
Loan 18(18)	432,000	55,521	—
Loan 19(19)	810,667	104,187	—
Loan 20(20)	534,600	68,707	—
Current portion of long-term loans	3,681,815	473,186	856,040

The Company’s other loans which are all denominated in HK$, consist of:

(1)	On June 6, 2024, TSL entered into an agreement with one of the customers, pursuant to which TSL granted a loan in the amount of HK$388,500 (approximately US$ 49,930). The loan is at effective interest rate of 16% on principal and the principal is to be paid off by 9 equal monthly instalments. The loan has been secured by the accounts receivable of the Company. The loan was fully repaid during the year.

(2)	On June 6, 2024, TSL entered into an agreement with one of the customers, pursuant to which TSL granted a loan in the amount of HK$280,560 (approximately US$ 36,058). The loan is at effective interest rate of 16% on principal and the principal is to be paid off by 9 equal monthly instalments. The loan has been secured by the accounts receivable of the Company. The loan was fully repaid during the year.

(3)	On August 30, 2024, TSL entered into an agreement with one of the customers, pursuant to which TSL granted a loan in the amount of HK$410,000 (approximately US$ 52,693). The loan is at effective interest rate of 16% on principal and the principal is to be paid off by 6 equal monthly instalments. The loan has been secured by the accounts receivable of the Company. The loan was fully repaid during the year.

(4)	On October 23, 2024, TSL entered into an agreement with one of the customers, pursuant to which TSL granted a loan in the amount of HK$300,000 (approximately US$ 38,556). The loan is at effective interest rate of 16% on principal and the principal is to be paid off by 12 equal monthly instalments. The loan has been secured by the accounts receivable of the Company.

(5)	On October 16, 2024, TSL entered into an agreement with one of the customers, pursuant to which TSL granted a loan in the amount of HK$145,000 (approximately US$ 18,635). The loan is at effective interest rate of 16% on principal and the principal is to be paid off by 1 equal monthly instalment. The loan has been secured by the accounts receivable of the Company. The loan was fully repaid during the year.

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Other loans (cont)

(6)	On November 6, 2024, TSL entered into an agreement with one of the customers, pursuant to which TSL granted a loan in the amount of HK$433,000 (approximately US$ 55,649). The loan is at effective interest rate of 18% on principal and the principal is to be paid off by 1 equal monthly instalments. The loan has been secured by the accounts receivable of the Company. The loan was fully repaid during the year.

(7)	On November 29, 2024, TSL entered into an agreement with one of the customers, pursuant to which TSL granted a loan in the amount of HK$504,000 (approximately US$ 64,774). The loan is at effective interest rate of 16% on principal and the principal is to be paid off by 12 equal monthly instalments. The loan has been secured by the accounts receivable of the Company.

(8)	On January 27, 2025, TSL entered into an agreement with one of the customers, pursuant to which TSL granted a loan in the amount of HK$288,000 (approximately US$ 37,014). The loan is at effective interest rate of 16% on principal and the principal is to be paid off by 12 equal monthly instalments. The loan has been secured by the accounts receivable of the Company.

(9)	On January 27, 2025, TSL entered into an agreement with one of the customers, pursuant to which TSL granted a loan in the amount of HK$294,000 (approximately US$ 37,785). The loan is at effective interest rate of 16% on principal and the principal is to be paid off by 12 equal monthly instalments. The loan has been secured by the accounts receivable of the Company.

(10)	On March 6, 2025, TSL entered into an agreement with one of the customers, pursuant to which TSL granted a loan in the amount of HK$504,000 (approximately US$ 64,774). The loan is at effective interest rate of 16% on principal and the principal is to be paid off by 12 equal monthly instalments. The loan has been secured by the accounts receivable of the Company.

(11)	On March 7, 2025, TSL entered into an agreement with one of the customers, pursuant to which TSL granted a loan in the amount of HK$534,200 (approximately US$ 68,655). The loan is at effective interest rate of 16% on principal and the principal is to be paid off by 12 equal monthly instalments. The loan has been secured by the accounts receivable of the Company.

(12)	On March 31, 2025, TSL entered into an agreement with one of the customers, pursuant to which TSL granted a loan in the amount of HK$510,000 (approximately US$ 65,545). The loan is at effective interest rate of 16% on principal and the principal is to be paid off by 12 equal monthly instalments. The loan has been secured by the accounts receivable of the Company.

(13)	On April 30, 2025, TSL entered into an agreement with one of the customers, pursuant to which TSL granted a loan in the amount of HK$155,200 (approximately US$ 19,946). The loan is at effective interest rate of 8% on principal and the principal is to be paid off by 6 equal monthly instalments. The loan has been secured by the accounts receivable of the Company.

(14)	On April 30, 2025, TSL entered into an agreement with one of the customers, pursuant to which TSL granted a loan in the amount of HK$548,000 (approximately US$ 70,429). The loan is at effective interest rate of 8% on principal and the principal is to be paid off by 6 equal monthly instalments. The loan has been secured by the receivable of the Company.

(15)	On June 4,2025, TSL entered into an agreement with one of the customers, pursuant to which TSL granted a loan in the amount of HK$475,000 (approximately US$ 61,047). The loan is at effective interest rate of 8% on principal and the principal is to be paid off by 6 equal monthly instalments. The loan has been secured by the accounts receivable of the Company.

(16)	On June 30, 2025, TSL entered into an agreement with one of the customers, pursuant to which TSL granted a loan in the amount of HK$622,725 (approximately US$ 80,033). The loan is at effective interest rate of 5% on principal and the principal is to be paid off by 2 instalments. The loan has been secured by the accounts receivable of the Company. The loan was fully repaid during the year.

(17)	On August 26, 2025, TSL entered into an agreement with one of the customers, pursuant to which TSL granted a loan in the amount of HK$400,000 (approximately US$ 51,408). The loan is at effective interest rate of 12% on principal and the principal is to be paid off by 9 equal monthly instalments. The loan has been secured by the accounts receivable of the Company and guaranteed by Leung Tsz Him.

(18)	On August 26 2025, TSL entered into an agreement with one of the customers, pursuant to which TSL granted a loan in the amount of HK$486,000 (approximately US$ 62,461). The loan is at effective interest rate of 12% on principal and the principal is to be paid off by 9 equal monthly instalments. The loan has been secured by the accounts receivable of the Company and guaranteed by Leung Tsz Him.

(19)	On August 26 2025, TSL entered into an agreement with one of the customers, pursuant to which TSL granted a loan in the amount of HK$912,000 (approximately US$ 117,210). The loan is at effective interest rate of 12% on principal and the principal is to be paid off by 9 equal monthly instalments. The loan has been secured by the accounts receivable of the Company and guaranteed by Leung Tsz Him.

(20)	On September 30, 2025, TSL entered into an agreement with one of the customers, pursuant to which TSL granted a loan in the amount of HK$534,600 (approximately US$ 68,707). The loan is at effective interest rate of 12% on principal and the principal is to be paid off by 9 equal monthly instalments. The loan has been secured by the accounts receivable of the Company and guaranteed by Leung Tsz Him.

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

As of September 30, 2024 and 2025, the finance lease’s weighted average remaining lease term was 1.17 years and 0.96 years, respectively. As of September 30, 2024 and 2025, the weighted average discount rate was 4.73% and 4.73%, respectively.

	As of September 30,		As of September 30,
	2025	2025	2024
	HK$	US$	HK$
Right-of -use asset-finance lease
Motor vehicle	590,215	75,854	590,215
Accumulated amortization	(577,391)	(74,206)	(500,445)
Right-of -use asset-finance lease, net	12,824	1,648	89,770
Lease liability – finance lease, current portion	20,902	2,686	122,156
Lease liability – finance lease, non-current portion	—	—	20,902
Total finance lease liability	20,902	2,686	143,058

	As of September 30,		As of September 30,
	2025	2025	2024
	HK$	US$	HK$
Right-of -use asset-operating lease
Office lease	1,634,357	210,047	1,634,357
Accumulated amortization	(637,573)	(81,941)	(117,539
Right-of -use asset-operating lease, net	996,784	128,107	1,516,818
Lease liability – operating lease, current portion	546,639	70,254	520,034
Lease liability – operating lease, non-current portion	450,145	57,853	996,784
Total operating lease liability	996,784	128,107	1,516,818

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. LEASE (cont.)

The components of lease costs were as follows:

				(Successor)	(Predecessor)
	For the year ended September 30, 2025		For the year ended September 30, 2024	From October 12, 2022 to September 30, 2023	From October 1, 2022 to October 11, 2022
	HK$	US$	HK$	HK$	HK$
Operating lease costs
Amortization of operating lease asset	520,034	66,835	117,539	—	—
Interest on lease liability	64,030	8,229	6,496	—	—
Unrecognized ROU(i)	—	—	173,797	460,800	—
Total operating lease costs	584,064	75,064	297,832	460,800	—
Finance lease costs
Amortization of finance lease asset	76,946	9,889	76,946	248,620	—
Interest on lease liability	3,904	502	9,226	14,316	—
Total finance lease costs	80,850	10,391	86,172	262,936	—

(i)	Excluding cost of short-term contracts. The Company also have another lease agreement with one year term, for which the 2024 elected to not recognize right-of-use assets on balance sheet and expensed on straight-line method. The lease term was commenced from March 1, 2022 with monthly lease expense of HK$38,400. Short-term lease costs for the years ended September 30, 2023, 2024 and 2025 were HK$460,800, HK$173,797 and Nil, respectively, which were charged to general and administrative expenses.

Finance lease costs were recorded as general and administrative expenses and interest expenses. The operating lease expenses were charged to general and administrative expenses. No lease costs for operating and finance leases were capitalized.

Future lease payments under lease liabilities as of September 30 were as follows:

	Operating leases		Finance leases
	HK$	US$	HK$	US$
Period ended September 30,
2026	584,064	75,064	21,020	2,701
2027	460,029	59,123	—	—
Total future lease payments	1,044,093	134,187	21,020	2,701
Less: Imputed interest	(47,309)	(6,080)	(118)	(15)
Total lease liabilities balance	996,784	128,107	20,902	2,686

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. InVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Significant interests in equity accounted investments of the Company are those with the most significant contribution to the Company’s net profit or net assets. The Company’s ownership interest in significant interests in equity accounted investments results is listed in the table below.

Name	Place and date of incorporation	Issued ordinary share capital	Ownership	Principal activities
Alpha DeepMind Limited (“Alpha DeepMind”)	September 14, 2022, Hong Kong	HK$510,000	54% owned by Alpha Technology Group Limited*	providing consulting services, training services, and AI workflow integration

On November 15, 2024, the Company entered into agreement with Aimpact Academy Limited to form a joint venture company named Alpha Deepmind Limited. The Company held 60% shares of the joint venture company. The joint venture company was transferred from Fushsia Capital Limited on December 23, 2024.

On August 21, 2025, Alpha DeepMind issue 1,110 shares to Mr. Choy Kwan Yin at the subscription price of HK$500,000.

The movement for the year in the Company’s investments accounted for using the equity method is as follows:

	Investment in joint venture
	HK$	US$
Year ended September 30, 2025
At the beginning of the financial year	—	—
Investment in equity accounted investment	6,000	771
Loss from equity accounted investments, related impairments and expenses	(6,000)	(771)
At the end of the financial year	—	—

10. INCOME TAX

British Virgin Islands

Alpha is incorporated in the British Virgin Islands and not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

No deferred tax assets or liabilities has been recognized in the financial statements as they did not have material temporary differences arising between the tax bases of assets and liabilities and their carrying amounts as of September 30, 2024 and 2025.

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. INCOME TAX (cont.)

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

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the ‘‘Bill’’) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and as gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2,000,000 of profits of the qualifying company entity will be taxed at 8.25%, and profits above HK$2,000,000 will be taxed at 16.5%. The profits of company entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. Accordingly, during the year ended September 30, 2023, 2024 and 2025 the Hong Kong profits tax is calculated at 8.25% on the first HK$2,000,000 of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2,000,000.

The following table presents a reconciliation of the differences between the statutory income tax rate and the Company’s effective income tax rate for the year ended September 30, 2023, 2024 and 2025:

			(Successor)	(Predecessor)
	For the year ended September 30, 2025	For the year ended September 30, 2024	From October 12, 2022 to September 30, 2023	From October 1, 2022 to October 11, 2022
	HK$	HK$	HK$	HK$
Income tax computed at statutory tax rate	16.5%	16.5%	16.5%	16.5%
Effect of preferential tax rates	(8.25)%	(8.25)%	(8.25)%	(8.25)%
Effect of non-deductible expense	—	—	—	—)%
Change in valuation allowance	(8.25)%	(8.25)%	(4.19)%	(8.25)%
Effective Income tax rate	—	—	4.06%	—)%

The tax effects of temporary differences that give rise to the deferred tax balances as of September 30, 2023, 2024 and 2025 are as follows:

				(Successor)	(Predecessor)
	For the year ended September 30, 2025		For the year ended September 30, 2024	From October 12, 2022 to September 30, 2023	From October 1, 2022 to October 11, 2022
	HK$	US$	HK$	HK$	HK$
Deferred tax assets:
Net operating losses carried forward	70,276,689	9,031,949	4,766,318	1,011,490	—
Valuation allowance	(70,276,689)	(9,031,949)	(4,766,318)	(1,011,490)	—
Deferred tax assets, net	—	—	—	—	—

Deferred tax liabilities:
Identifiable intangible assets	—	—	844,274	844,274	—
Deferred tax liabilities, net	—	—	844,274	844,274	—

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. INCOME TAX (cont.)

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss carry forwards. The Company evaluate the potential realization of deferred tax assets on an entity-by-entity basis. As of September 30, 2024 and 2025, valuation allowances were mainly provided against deferred tax assets caused by net operating losses carried forward in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized due to their continuous losses. The Company’s net operating loss carry-forwards as of September 30 may be carried forward indefinitely.

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

11. SEGMENT INFORMATION

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

				(Successor)	(Predecessor)
	For the year ended September 30, 2025		For the year ended September 30, 2024	From October 12, 2022 to September 30, 2023	From October 1, 2022 to October 11, 2022
	HK$	US$	HK$	HK$	HK$
System development	4,162,140	534,918	5,903,175	5,969,112	—
NFT	—	—	2,600,000	1,585,000	—
Web and mobile application development	—	—	800,000	—	—
Hardware installation	967,210	124,305
AI-OCR development	195,750	25,158	807,880	80,970	—
Technological support and maintenance service and other services	2,070,968	266,160	2,243,517	1,054,667	—
	7,396,068	950,541	12,354,572	8,689,749	—

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

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. RELATED PARTY TRANSACTIONS AND BALANCES

The amount due from related parties consisted of the following:

		As of September 30,
Name	Relationship with the Company	2025	2025	2024
		HK$	US$	HK$
Wittelsbach Group Holding Limited	Shareholder	51	7	51
Hanoverian International Group Limited	Shareholder	22	3	22
Zihua Shengshi Holding Group Limited	Shareholder	19	3	19
Tsang Chun Ho	Shareholder	3	—	3
Leung Ka Fai	Shareholder	3	—	3
XU Qinxiang	Shareholder	2	—	2
ChainGate AI Limited	Common director	42,700	5,488	42,700
		42,800	5,501	42,800

The amount due from related parties are unsecured, interest-free and repayable on demand.

The amount due to directors consisted of the following:

		As of September 30,
Name	Relationship with the Company	2025	2025	2024
		HK$	US$	HK$
Leung Tsz Him	CEO of our Company	1,921,206	246,913	961,197
Choi Tan Yee	CFO of our Company	34,459	4,429	28,459
		1,955,665	251,342	989,656

The amount due to directors are unsecured, interest-free and repayable on demand.

In addition, the Company had the following transactions with related parties:

	Relationship		For the year ended September 30,
Name	with the Company	Nature	2025	2025	2024	2023
			HK$	US$	HK$	HK$
ProAlgories Limited	Controlled by the Company’s CEO’s spouse	(System development service revenue)/ Management fee	—	—	—	110,000
Simplus IO Limited	Controlled by the Company’s CEO	Management fee	—	—	252,000	435,000
Fuchsia Capital Limited	Owned by the Company’s Executive Director	NFT-related services income	—	—	—	1,410,000
Rainbow Capital (HK) Limited	Owned by the Company’s CFO	Listing expenses	—	—	—	2,300,000

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Loss per share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 for the year ended September 30, 2023, 2024 and 2025 as follows:

				(Successor)	(Predecessor)
	For the year ended September 30, 2025		For the year ended September 30, 2024	From October 12, 2022 to September 30, 2023	From October 1, 2022 to October 11, 2022
	HK$	US$	HK$	HK$	HK$
Numerator:
Net loss attributable to ordinary shareholders of Alpha Technology Group Limited	(70,409,731)	(9,049,044)	(5,487,765)	(6,830,973)	(156,387)
Denominator:
Weighted average number of ordinary shares
— Basic	16,462,500	16,462,500	15,262,500	13,250,000	20,000
— Diluted	16,432,830	16,432,830	14,933,987	1,169,808	—
Net loss per share attributable to ordinary shareholders
— Basic	(4)	*	—	(1)	(8)
— Diluted	(4)	*	—	(6)	—

*	The balance represents an amount less than US$1.

ALPHA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company record contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of September 30, 2025 and through the issuance date of these consolidated financial statements.

Commitments

Non-cancellable operating leases

The following table sets forth our contractual obligations as of September 30, 2025:

	Payment due by September 30
	Total	2026	2027
	HK$	HK$	HK$
Operating lease commitments under lease agreements	237,821	133,037	104,784

15. SUBSEQUENT EVENTS

The Company does not have any material subsequent events to disclose in these financial statements.